PROSPECTUS

Exhibit 20.1

44,444,444 Shares

US FOODS HOLDING CORP.

Common Stock

This is an initial public offering of shares of common stock of US Foods Holding Corp. We are offering 44,444,444 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share is $23.00. Our common stock has been approved for listing on The New York Stock Exchange (the “NYSE”) under the symbol “USFD.”

After the completion of this offering, affiliates of Clayton, Dubilier & Rice, LLC and Kohlberg Kravis Roberts & Co. L.P., acting as a group, will continue to own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” pursuant to the corporate governance standards of the NYSE. See “Principal Stockholders.”

To the extent the underwriters sell more than 44,444,444 shares of common stock, the underwriters have the option to purchase up to an additional 6,666,667 shares from us at the initial public offering price less the underwriting discount within 30 days of the date of this prospectus.

Investing in our common stock involves risk. See the section titled “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$23.00	$1,022,222,212
Underwriting discounts and commissions(1)	$1.0925	$48,555,555
Proceeds, before expenses, to us	$21.9075	$973,666,657

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Delivery of the shares of common stock against payment is expected to be made on or about June 1, 2016.

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan

BofA Merrill Lynch	Citigroup	Credit Suisse

Deutsche Bank Securities	Wells Fargo Securities	KKR

BMO Capital Markets	Guggenheim Securities	ING	Rabo Securities	Natixis

Prospectus dated May 25, 2016

GREAT FOOD.

Les Plats
Andouillette (Sauce moutarde)
Entrecote échalotes
Confit de Canard

You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including June 19, 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the consolidated business and operations of US Foods Holding Corp. and its consolidated subsidiaries.

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MARKET AND INDUSTRY DATA

Market data, industry statistics, and forecasts used throughout this prospectus, other than those provided by third party experts, are based on the good faith estimates of management, which in turn are based upon management’s reviews of independent industry publications, reports by market research firms, and other independent and publicly available sources. Unless we indicate otherwise, market data and industry statistics used throughout this prospectus are for the fiscal year ended January 2, 2016. All references to our industry share refer to our net sales as compared to aggregate revenues for the U.S. foodservice distribution industry.

Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains some of our trademarks, trade names, and service marks, including US Foods, Keeping Kitchens Cooking, Cattleman’s Selection, Cross Valley Farms, Chef’s Line, Chef’Store, del Pasado, Devonshire, Food Fanatics, Glenview Farms, Harbor Banks, Harvest Value, Hilltop Hearth, Metro Deli, Molly’s Kitchen, Monarch, Monogram, Optimax Pacific Jade, Patuxent Farms, Rykoff Sexton, Rituals, Roseli, Stock Yards, Thirster and Valu+Plus. Each one of these trademarks, trade names, or service marks is either (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights, or (iv) a registered trademark or application for registration which we have been authorized by a third party to use.

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks, and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners.

BASIS OF PRESENTATION

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to: (i) the “Company,” “US Foods,” “we,” “our,” or “us” refer to US Foods Holding Corp. and its consolidated subsidiaries; (ii) “USF Holding” refer to US Foods Holding Corp. exclusive of its subsidiaries; (iii) “USF” refer to US Foods, Inc., the operating company, and its subsidiaries; (iv) “CD&R” refer to Clayton, Dubilier & Rice, LLC; (v) “KKR” refer to Kohlberg Kravis Roberts & Co. L.P. and its affiliates; (vi) the “Sponsors” refer to investment funds associated with CD&R and KKR; (vii) the “underwriters” refer to the firms listed on the cover page of this prospectus; (viii) the “Acquisition Agreement” refer to the agreement we entered into in December 2013 to merge with Sysco Corporation; (ix) the “Acquisition” refer to the proposed merger with Sysco Corporation; (x) the “ABL Facility” refer to the amended and restated asset-based senior secured revolving loan facility, dated as of October 20, 2015; (xi) the “2012 ABS Facility” refer to the accounts receivable financing facility dated as of August 27, 2012, as amended by Amendment No. 1, dated as of August 8, 2014, Amendment No. 2, dated as of April 30, 2015 and Amendment No. 3, dated as of October 19, 2015; (xii) the “CMBS Fixed Facility” refer to the CMBS fixed rate loan dated as of July 3, 2007; (xiii) the “Amended 2011 Term Loan” refer to the senior secured term loan, dated as of May 11, 2011; and (xiv) “Senior Notes” refer to the 8.50% unsecured senior notes due 2019.

References to “fiscal 2015” are to the 53-week period ended January 2, 2016, references to “fiscal 2014” are to the 52-week period ended December 27, 2014, references to “fiscal 2013” are to the 52-week period ended December 28, 2013, references to “fiscal 2012” are to the 52-week period ended December 29, 2012, and references to “fiscal 2011” are to the 52-week period ended December 31, 2011.

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SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes, and the information in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

US Foods is among America’s great food companies and one of only two foodservice distributors with a national footprint in the United States. With net sales of $23 billion in the fiscal year ended January 2, 2016, we are the second largest foodservice distributor in the United States with a 2015 market share of approximately 9%. The U.S. foodservice distribution industry is large, fragmented, and growing, with total industry sales of $268 billion in 2015.

Our mission is to be First In Food. We strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of Great Food. Made Easy. This strategy centers on providing a broad and innovative offering of high-quality products to our customers, as well as a comprehensive suite of industry-leading e-commerce, technology, and business solutions.

We have significant scale and an efficient operating model. We supply approximately 250,000 customer locations nationwide. These customer locations include independently owned single and multi-unit restaurants, regional restaurant concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations. We provide over 400,000 fresh, frozen, and dry food stock-keeping units, or SKUs, as well as non-food items, sourced from over 5,000 suppliers. Our more than 4,000 sales associates manage customer relationships at local, regional, and national levels. They are supported by sophisticated marketing and category management capabilities, as well as a sales support team that includes world-class chefs and restaurant operations consultants. Our extensive network of 62 distribution facilities and fleet of approximately 6,000 trucks allow us to operate efficiently and provide high levels of customer service.

Built through organic growth and acquisitions, we trace our roots back over 150 years to a number of heritage companies with rich legacies in food innovation and customer service. In 2007, US Foodservice was acquired by CD&R and KKR from Royal Ahold N.V. Between fiscal 2007 and fiscal 2011, we made a number of far-reaching structural changes to our operating model. These changes included standardizing and centralizing certain business processes and moving to a common technology infrastructure. Despite the challenging market, net sales expanded at a 0.8% compounded annual growth rate, or CAGR, during these four years. In November 2011, we rebranded from “US Foodservice” to “US Foods” to reflect our new strategy for industry leadership centered on providing a superior and innovative food offering and making it easy for customers to do business with us. This new strategy helped our sales increase at a 4.7% CAGR between fiscal 2011 and fiscal 2013.

In December 2013, we entered into the Acquisition Agreement with Sysco Corporation, resulting in a slowing of our sales growth as many potential customers hesitated to switch their business to us. As a result, from fiscal 2013 through fiscal 2015 our net sales grew at a CAGR of 1.8%. After failing to obtain regulatory approvals, the Acquisition Agreement was terminated on June 26, 2015.

Since the Acquisition Agreement was terminated, we have refocused on executing our strategy of bringing innovative products to market, expanding our portfolio of business solutions for customers, and driving advancements in technology. As a result, beginning in the fourth quarter of 2015, we have seen renewed momentum in our sales, particularly with independent restaurant customers. For the fiscal year ended January 2, 2016, we generated $23.1 billion in net sales, $875 million in Adjusted EBITDA, and $168 million in net income (including a one-time $288 million net termination fee).

Our Industry

The U.S. foodservice distribution industry is large, fragmented, and resilient, with a long history of growth. The industry continues to benefit from increases in consumer spending on food-away-from-home, which has risen steadily for decades, and accounted for 43 percent of total food expenditures in 2015, according to the U.S. Bureau of Economic Analysis, or BEA, and $707 billion in consumer spending, according to Technomic.

The U.S. foodservice distribution industry is expected to grow at a real CAGR of 2.4% from 2015 to 2020, adding $34 billion to total annual foodservice distribution industry sales, according to Technomic. This is an increase from the 2010 to 2015 average real CAGR of 1.3%. Foodservice demand in the United States is highly resilient with negative real annual growth only occurring in five years out of the past 40, according to Technomic.

The U.S. foodservice distribution industry is fragmented, with over 15,000 local and regional competitors. Foodservice distributors typically fall into three categories, representing differences in customer focus, product offering, and supply chain:

•	Broadline distributors who offer a “broad line” of products and services.

•	System distributors who carry specific products for large chains.

•	Specialized distributors focused on specific product categories or customer types (e.g., meat or produce).

A number of adjacent competitors also serve the industry, including cash-and-carry retailers, commercial wholesale outlets and warehouse clubs, commercial website outlets, and grocery stores. There is a high degree of customer overlap, particularly across the broadline, specialized, and cash-and-carry categories, as many customers purchase from multiple distributors.

U.S. Broadline Sales of Top 10 Foodservice Distributors

Source: Technomic estimate, subject to revision by Technomic

The U.S. foodservice distribution industry is comprised of different customer types of varying sizes, growth profiles, and product and service requirements:

•	Independent restaurants/small chains and regional chains. Foodservice distribution sales to independent restaurants and small chains were estimated at $64 billion in 2015, with a projected real CAGR of 3.2% over the next five years. Regional chains were estimated at $15 billion in 2015 and projected to grow at a 1.2% real CAGR over the next five years. These restaurants typically differentiate themselves on their overall dining experience and a quality, diverse menu offering. This customer group values business solutions that help attract diners, improve the effectiveness of their menu, and increase their operating efficiency.

•	Healthcare customers. This group had an estimated $13 billion in foodservice distribution sales in 2015, and is projected to grow at a 3.5% real CAGR over the next five years. These customers generally fall into acute care (e.g., hospital systems) or senior living categories. They have complex foodservice needs given their scale, need for menu diversity, and logistics considerations. Food is not as central to their overall business but is a key contributor to patient satisfaction. Some customers use third-party contract management companies to operate their foodservice facilities. Many use group purchasing organizations, or GPOs, as intermediaries for procurement scale. In our experience, most healthcare customers value foodservice partners with national scale, a broad product offering, and strong transactional and logistical capabilities.

•	Hospitality customers. This group had an estimated $18 billion in foodservice distribution sales in 2015 and is projected to grow at a 3.5% real CAGR over the next five years. These customers are diverse, ranging from large hotel chains and conference centers, to local banquet halls, country clubs, casinos and entertainment, and sports complexes. Food is key to guest satisfaction, so these customers appreciate solutions for menu planning and efficient operations. They like streamlined purchasing processes and expect high order fulfillment service levels. They also use GPOs to gain procurement scale.

•	National restaurant chains. The top 100 national restaurant chains generated an estimated $75 billion in foodservice distribution industry purchases in 2015. They are projected to grow at a 1.7% real CAGR over the next five years. This group tends to internally source most activities except distribution, often relying on system distributors for freight and logistics.

We believe we can profitably grow our business by focusing on customers that benefit from the broad array of value-added solutions we provide, which makes these customers more effective and efficient. In our experience, these customers purchase a more attractive and profitable mix of items, and tend to show greater loyalty.

Customer Types in Foodservice Distribution

Source for expected growth and market size in the above text and chart: Technomic (February 2016). US Foods utilizes Technomic definitions of Restaurant and Bars as proxies for specific customer types: “Small Chains & Independents” as Independent Restaurants, “101-500 Chains” as Regional Chains and “Top 100 Chains” as National Restaurant Chains. The Company’s “All Other” category is the “Military, Corrections and All Other” Technomic definition.

Several important dynamics are affecting the industry. We believe we have the scale, foresight, and agility required to capitalize on these trends and will benefit from higher growth, greater customer retention, and improved profitability.

Evolving consumer tastes and preferences. Consumers demand healthy, diverse, and authentic food alternatives with fewer artificial ingredients. They also value locally harvested and sustainably manufactured products. These changes create opportunities for new and innovative products, which are expected to create growth, margin expansion, and better customer retention opportunities for distributors.

Generational shifts with millennials and baby boomers. Millennials are the largest demographic group in the United States and they will drive growth in the broader U.S. food industry as their disposable incomes increase. Baby boomers also continue to shape the industry by remaining in the workplace longer, prolonging their food-away-from-home expenditures.

Growing importance of e-commerce. We see significant growth in e-commerce and the adoption of mobile technology by foodservice operators. E-commerce solutions deepen the relationship between distributors and customers and increase customer retention. They also create new insights and services that can make both parties more efficient. As a result, distributors investing in these capabilities will have a competitive edge.

Our Business Strategy

While we serve all customer types, our strategy focuses on independent restaurants, small chains and regional chains, and healthcare and hospitality customers. These customers generated approximately 66%, 65% and 64% of our Net sales in fiscal 2015, fiscal 2014, and fiscal 2013, respectively. Their expected growth, mix of product and category purchases, adoption of value-added solutions, and other factors make them attractive to us.

We offer innovative products and services that help chefs and operators succeed. Our e-commerce tools and mobile solutions make it easier for customers to do business with us. We execute on these elements of our strategy while delivering on the fundamental requirements that are important to all of our customers. The strategy is supported by a series of capabilities and initiatives depicted in the following pyramid.

Great Food, Made Easy.

Strategic Priorities and Supporting Initiatives

•	“Great Food.” Food leadership means meeting the needs of a diverse and growing customer base and providing a broad product portfolio. This offering includes items from leading manufacturers’ brands and our private brands. Our unique product innovation capabilities keep us at the forefront of emerging food trends. We work with suppliers to bring new items to market that reflect consumer preferences such as sustainable products. Great Food is especially important to our core independent and regional restaurant customers who value food quality, menu diversity, and insights into emerging trends in consumer preferences.

•

“Made Easy.” To improve the customer experience, we provide the broadest and most relevant e-commerce and business support tools in the U.S. foodservice distribution industry. We combine this with a consultative selling approach to create data-driven customer insights that focus our efforts on the most impactful areas from a customers’ perspective. Our mobile and e-commerce capabilities allow customers to easily place orders, track shipments, view product information, and verify orders at delivery. Our knowledge of consumer trends and innovative food offerings, coupled with a deep understanding of our customers’ operations, allows us to bring them opportunities for growth and efficiency. We are also expanding our capabilities with analytical tools that yield additional insights from our transactional and operational data.

•	Flawless Fundamentals. We strive to do everything right with our customers every day: from ordering to delivery to billing. Our customers value product quality, food safety, product price, and variety, as well as dependable and accurate transactions and delivery. We outperform most of our competitors in many of these areas, as evidenced by the result of customer surveys. We are always looking for ways to improve this experience, to further strengthen our customer relationships and widen the performance gap between us and our competitors.

•	Foundational Excellence. We focus on people, processes, infrastructure, and insights from analytics. This begins with a commitment to our approximately 25,000 employees: developing their talents and maintaining a strong and vibrant culture. We have significant scale in our operating network, coupled with leading supply chain management capabilities and standardized business processes. This includes a common technology infrastructure supporting transactional, operating, and financial activities. The result is a streamlined organizational model that supports local leadership with centralized capabilities.

Research using the Net Promoter Score methodology1 (“NPS”) indicates that our strategy resonates with customers. We have higher NPS scores than our primary competitors. Research indicates we also outperform our competition on a variety of metrics that are important to customers, including product innovation, being easy to do business with, and easy online ordering.

Net Promoter Score Trends vs. Competitors Rolling 6-month average	2015 Customer Satisfaction Scores Across Key Attributes

Source: Datassential	Source: Datassential

We believe our strategy has enabled us to grow with target customers. Since first implementing this strategy in 2011 through the end of fiscal 2015, we have achieved combined unit growth rates, measured in cases shipped, of 1.8% CAGR with our independent and regional restaurants customers. The time between the announcement and termination of the Acquisition was challenging, particularly for our sales to independent restaurants (as shown by the chart below).

Nevertheless, we are seeing momentum quickly returning to the business and are achieving year-over-year, quarterly growth rates with our independent and regional restaurant customers that are well above market growth and at levels consistent with what we had experienced prior to the announcement of the Acquisition.

[1]	The Net Promoter Score methodology is calculated using responses to a single question, on a 0-10 scale: How likely is it that you would recommend US Foods to a friend or colleague? A more detailed discussion of the methodology for calculating the net promoter score can be found in “Business—Our Business Strategy.”

Notes: Q4 2015 results normalized for 53rd week, total growth 12.2%

Source: Company results and calculations

What Makes Us Different

We are one of two national players in a large, resilient, and fragmented industry. We believe the following factors differentiate us from competitors in the eyes of customers.

Innovative products. We believe we provide one of the most innovative food offerings in the industry supported by a team of food scientists, chefs, and packing engineers. They search the world for new and forward thinking food concepts and work collaboratively with leading suppliers and co-packers to develop products based on these insights. Since 2011, we have launched over 350 new products (from an estimated 2,000 items evaluated), which generated approximately $1 billion in incremental cumulative net sales. We plan to launch or rebrand a line of over 250 sustainable products in 2016. We also are in the process of removing artificial ingredients from our premium private brands by substituting all natural alternatives for what we call the “US Foods Unpronounceables List.”

We launch products nationally under proprietary marketing campaigns called The Scoop. Each Scoop features 20 to 30 new US Foods products. The campaign, occurring several times a year, is coordinated with local sales teams across the country. Their efforts are supported by a variety of marketing tools including print and digital promotions, food shows, customer tasting events, and social media. We use proprietary analytic tools to identify high-potential target customers and direct our selling efforts accordingly. 57.5% of our customers purchased Scoop items in fiscal 2015 and those customers represent $17.2 billion in net sales attributable to their purchases of both Scoop and non-Scoop items. Approximately 40% of our customers purchase Scoop items when offered at a new Scoop launch. Additionally, Scoop customers have 15% higher case growth and up to 7% higher retention rates than non-Scoop customers, resulting in higher sales and profits.

Broad product offering, including a leading private brand program. Our wide product assortment features over 400,000 fresh, frozen, and dry food SKUs and non-food items that are sourced from over 5,000 suppliers. We believe we have industry-leading category management capabilities that allow us to capitalize on our procurement scale, while also enabling local customization. Our leading private brand program includes an extensive and growing assortment of over 14,000 products across over 20 brands. These contributed $7.3 billion (representing 32%) in net sales in fiscal 2015. Since 2013, our private brand offering has grown by almost 1,200 products. Although many competitors use private brands primarily as a lower price point option, we believe our broad spectrum of “good, better, best” tiers based on price and quality gives us an advantage. The “best” tier offers products that competitors often don’t provide. For example, our Metro Deli line was the first comprehensive private brand line of all natural deli products offered by a broadline distributor. It has displaced a leading national brand at many locations due to its quality, value, and all-natural attributes. The “better” tier offers products that are equal or superior to the quality of comparable manufacturer brands. The “good” tier, our value brands, offers a variety of lower cost products for customers who demand consistent quality and lower price points. Our private brand products typically have higher gross margins compared to similar manufacturer-branded offerings. They are generally priced below comparable manufacturer brands, where available, which we believe drives preference and loyalty with customers.

Leading e-commerce and mobile technology solutions. We believe we were the first in our industry to offer e-commerce and mobile technology solutions to customers. These solutions allow customers to more easily place orders, track shipments, analyze food costs, analyze trends based upon transactional history over time, manage inventory, make payments, and quickly view product information. Such solutions also enable our sales associates to spend more quality time with customers. Our sales associates can then focus on consultative selling and presenting value-adding services rather than entering orders. In our surveys and benchmarking studies, customers continue to rate our functionality and ease of use as better than competitors. Furthermore, customer adoption of our e-commerce platform continues to grow.

Independent Restaurant E-commerce Penetration

In fiscal 2015, $15 billion in net sales was generated through e-commerce platforms, representing 66.7% of our total net sales compared to 52% in fiscal 2011. In addition, 46% of our total net sales to independent restaurants was generated through e-commerce platforms in the first quarter of fiscal 2016 compared to 8% in the first quarter of fiscal 2011. Our mobile application has been downloaded over 160,000 times since its 2013 launch. The app currently has over 100 functions ranging from day-to-day transactions to product research to recommendations and promotions. We believe our sales from e-commerce orders are the highest in the industry, and they rank in the top 10 for all business-to-business companies, according to 2016 B2B E-Commerce 300.

E-commerce has significant benefits for customers and drives incremental growth and profit for us. For example, our independent restaurant customers who use e-commerce to place orders have up to 7% higher retention rates, 5% higher purchase volumes, and an approximately 600 basis points higher NPS score than those that do not. Many e-commerce customers are engaged in social media, providing additional channels for us to build strong and enduring relationships with them. We have more Twitter followers and 3.5-times more Facebook likes than our five largest competitors combined.

Superior team-based selling approach. Our sales per associate have significantly increased over the last several years, which we believe reflects our efficient team-based approach to customers, as well as use of proprietary tools that help our sales force better understand their customers.

•	Robust front-line selling capabilities driving local “touch” with customers. We have more than 4,000 sales associates engaged in a team-based selling approach. These teams are supported on the street by chefs, restaurant operations consultants and product specialists, and customer service representatives. Together, this team provides cohesive support including menu planning, recipe ideas, product selection, and pricing strategies. Unlike many competitors, where sales associates view themselves as independent sales representatives managing their own book of business, our sales associates represent the entire US Foods brand. This gives them a local touch while tapping the expertise of our entire organization for each customer. We believe this concerted effort results in our receiving a higher share of our customers’ purchases and better customer retention.

•	Data-driven insights and predictive analytics to guide the selling team. Proprietary analytical capabilities enable us to apply predictive analytics to customer data, providing the insights that inform and optimize day-to-day activities, such as pricing, sales planning, and cross-selling offers. Our sales associates use these tools to deepen customer relationships and explore new opportunities for mutual growth. For example, sales associates receive an alert if a customer is at risk of deviating from historical purchasing patterns, allowing the sales associate to quickly address the situation. We also leverage this capability to provide market insights to our suppliers that facilitate joint growth programs. Predictive analytics also increase the effectiveness of our “My Kitchen” marketing campaigns, which occur several times a year. My Kitchen provides tailored offers and product recommendations that are likely to be important to a particular customer and that are presented in a unique format. These promotions are relevant to customers and drive a greater share of purchases, new product adoption, and profitable growth for us.

•	Solutions that help customers operate more profitably. Our “Menu Profit Pro” application uses a customer’s purchase information and matches it to actual sales data to allow them to better understand the profitability of items on their menu. Customers also have access to a variety of transactional data, helping them to better understand their operations, which improves forecasting, inventory management, and productivity.

•	Grass roots, value-added marketing through “Food Fanatics.” Launched in 2012, the “Food Fanatics” marketing program combines local events with national media. Our team of 42 in-house culinary experts, which we expect to expand to all of our major markets during 2016, located around the country are the “Food Fanatics Chefs.” They are imbedded in local markets and provide advice to customers and sales associates. We host “Food Fanatics Live” events nationwide. Customers, vendors, and sales associates gather together to discuss food and technology trends of interest to customers in that local market. In fiscal 2015, we held fourteen “Food Fanatics Live” shows in fourteen cities with approximately 1,600 attendees at each show. Local efforts are supported by our award-winning “Food Fanatics” magazine, which is distributed to existing and potential customers. This magazine, which is free and primarily funded through advertising, includes third-party content on food trends, food people, and ideas to increase profitability for our customers.

Functionalized operating model and business culture. We operate as one business with standardized business processes, a shared systems infrastructure, and an organizational model that optimizes national scale with local execution. Activities are centralized where scale matters, and our field structure focuses on local customer facing activities. For example, product innovation, research and development efforts, brand marketing, e-commerce initiatives, national vendor negotiations, and other aspects of our supply chain are managed centrally. We also employ a shared services model whereby transactional business processes are centralized to support the business in a highly efficient manner. We have also migrated to a common information technology platform. However, activities that are closer to the customer, such as pricing to local customers, product replenishment, and local business development efforts, are managed locally with support from regional leaders and our corporate office organized by function. Our functionalized model balances the advantages of scale and flexibility. The result is a more responsive and lower cost operating model, which improves our time-to-market.

This model also has enabled us to achieve greater consistency in our offering and execution, which is important to regional and national customers. In 2016, we plan to further leverage this model by moving to a multi-site approach to management, consolidating local back-office support functions from 62 distribution centers into 26 area hubs with broader geographic scope. In addition to generating expected cost savings, we believe this will enable better network and route optimization, and more efficient integration of acquisitions.

One of only two national broadline players in a highly fragmented industry with resilient growth. We are the second-largest distributor, as measured by sales, in the $268 billion U.S. foodservice distribution industry, making us about three times the size of the average regional competitor. The industry is very fragmented with an estimated 77% of sales from local and regional distributors without a national distribution footprint.

Our nationwide reach means we can serve large regional or multi-regional customers who want a more seamless experience across the geographies they serve. This scale also provides several advantages over regional or local distributors. We achieve volume savings from purchases on everything from cost-of-goods to fleet and fuel. We achieve greater efficiencies of scale for our basic centralized administrative support functions, such as accounting, payroll, and tax, resulting in a lower unit cost for the services. We also have greater flexibility to invest in initiatives requiring significant capital and talent, such as product development, e-commerce, marketing, and other areas that support our Great Food. Made Easy. strategy.

An experienced and invested management team. The eleven members of our leadership team have over 110 years of combined expertise in the foodservice industry, which we believe has been an important factor in our past successes. These executives also bring deep experience from related industries, including retail, manufacturing, and other types of distribution. Our management and field leadership team, including regional and area presidents, has invested personal funds in our equity. Substantially all of management’s incentive compensation is tied to achieving growth and profitability targets.

Our Growth Strategy

Our growth strategy gives us an opportunity to outpace the projected growth of the U.S. foodservice distribution industry. We intend to do so by increasing revenue from our target customers, continuing to drive greater cost savings and efficiencies and making opportunistic acquisitions as described below:

Grow our revenue and gross profit with our target customers. We are taking the following actions to expand our net sales and profitability:

•	Increase our share with new and existing customers. Our target customers are independent and regional restaurant, hospitality, and healthcare customers. Our strategy is to provide them with the most compelling combination of products, services, and analytical tools coupled with the ease of online transactions. Our internal studies show customers increasingly prefer our innovation, product offering, and convenient mobile and e-commerce solutions. We have also seen significantly lower rates of customer churn for those using our innovative products and online platforms.

•	Grow our share in center-of-plate and produce. Center-of-plate proteins and produce categories account for a significant portion of total industry sales. These categories are often provided by a number of specialty distributors with deep category knowledge but without scale. Our objective is to be a customer’s “first choice” in these categories in order to drive additional revenue and gross profit from current customers, as they shift business from specialty distributors to US Foods. To date, we have seen higher growth in markets where we are using this strategy. We are also strengthening our offering by expanding our Stock Yards manufacturing footprint. Stock Yards provides high-quality meat and seafood, custom cut and packaged to a customer’s specifications.

•	Expand our private brand program. Our private brands offer a differentiated positioning and product selection, better price points, and higher gross margins than manufacturer-branded products. We intend to continue leveraging our scale to further reduce the cost of goods for our private brand offerings and enhance incentives for our sales force to drive private brand growth. These efforts should increase profitability and customer loyalty.

Continue to reduce our operating expenses. We are increasing our productivity in the following ways:

•	Optimize our network and increase distribution productivity. We expect to drive productivity savings through a combination of network consolidation, continuous improvement, and better alignment of compensation and productivity. For example, as part of a program to improve the effectiveness and efficiency of our distribution network, in 2015 we closed our Lakeland, Florida distribution center and in April 2016 we announced our plan to proceed with the closure of our Baltimore distribution center. We also opened two highly efficient distribution facilities to serve growing markets. In addition, we are implementing tools and processes for more efficient route optimization and slotting in our warehouses and aligning employee incentives and standards with productivity across the network.

•	Increase the efficiency of our sales organization. We increased our net sales dollars per sales associate by over 30%, from $4.0 million in 2012 to $5.4 million, in fiscal 2015. We expect our sales associates to become even more productive as they continue using our e-commerce tools and a team-based selling approach.

•	Use a lower-cost standard organization model and common systems infrastructure. We are targeting cost savings by further streamlining our overhead and shared services. This involves moving from individual support centers at each distribution center to a multi-site model where several centers are served by a hub. This allows us to reduce the number of reporting regions and streamline our infrastructure. We are also consolidating our spending across indirect spend categories, which is fragmented today. Our goal is to capture additional savings from leveraging our scale by aggregating purchasing, modifying internal practices, and improving vendor compliance.

Pursue opportunistic acquisitions for accelerated growth. Our company has a strong record of identifying, completing, and integrating accretive acquisitions. From fiscal 2010 through 2013, we made twelve acquisitions. These have either been broadline distributors with local strength or specialty distributors with distinct capabilities across ethnic food, center-of-plate, and produce categories.

Because the U.S. foodservice distribution industry is fragmented, we believe there are plenty of attractive acquisition opportunities for us that will allow us to grow with our target customer groups and generate an attractive return on investment from the revenue and cost synergies we hope to capture from integrating the acquired businesses into our operations.

In December 2015, we acquired Dierks Waukesha (“Dierks”), in Waukesha, Wisconsin. With annual sales of approximately $120 million and more than 3,500 customers, Dierks is one of the largest regional broadline foodservice distributors in the four-state area it reaches. In March 2016, we acquired Cara Donna Provision Co. (“Cara Donna”). The acquisition will be integrated into our Northeast Region foodservice distribution network. With annual sales of approximately $100 million and more than 1,300 customers, Cara Donna is one of the largest regional broadline foodservice distributors in New England. Both Dierks and Cara Donna have a significant customer base of independent restaurants.

Risks Related to Our Business and Our Industry

Investing in our common stock involves substantial risks, and our ability to successfully operate our business and execute our growth strategy is subject to numerous risks, including those that are generally associated with operating in the foodservice distribution industry. Some of the more significant challenges and risks include the following:

•	ours is a low-margin business, and our profitability is directly affected by cost deflation or inflation, commodity volatility and other factors;

•	competition in our industry is intense, and we may not be able to compete successfully;

•	we rely on third-party suppliers, and our business may be affected by interruption of supplies or increases in product costs;

•	we have substantial debt, which could adversely affect our financial health and our ability to raise additional capital or obtain financing in the future, react to changes in our business, and make payments on our debt, and the agreements and instruments governing our debt contain restrictions and limitations that impact our ability to operate our business;

•	our ability to generate the significant amount of cash needed to pay interest and principal on our debt facilities and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control;

•	we may be unable to achieve some or all of the benefits that we expect from our cost savings initiatives;

•	a change in our relationships with GPOs could negatively affect our relationships with customers, which could reduce our profitability;

•	our relationships with key long-term customers and GPOs may be materially diminished or terminated;

•	if we fail to increase or maintain our sales to independent restaurant customers, our profitability may suffer;

•	most of our customers are not obligated to continue purchasing products from us;

•	extreme weather conditions and natural disasters may interrupt our business, or our customers’ businesses, which could have a material adverse effect on our business, financial condition or results of operations;

•	if our competitors implement a lower cost structure, they may be able to offer reduced prices to customers, and we may be unable to adjust our cost structure to compete profitably;

•	changes in consumer eating habits, or changes in macroeconomic conditions, could materially and adversely affect our business, financial condition, or results of operations; and

•	other factors set forth under “Risk Factors” in this prospectus.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

OWNERSHIP

Our Sponsors

CD&R

Founded in 1978, CD&R is a private investment firm with an investment strategy predicated on producing financial returns through building stronger, more profitable businesses. Since inception, CD&R has managed the investment of $21 billion in 66 businesses representing a broad range of industries with an aggregate transaction value of approximately $100 billion. CD&R has offices in New York and London.

KKR

Founded in 1976 and led by Henry Kravis and George Roberts, KKR is a leading investment firm with $119.5 billion in assets under management as of December 31, 2015. With offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with investors through its client relationships and capital markets platforms. KKR & Co. L.P. is publicly traded on the NYSE (NYSE: KKR).

Sponsor Arrangements

General

CD&R and KKR may have interests that conflict with our interests and the interests of other stockholders. See “Certain Relationships and Related Party Transactions.”

Termination of Consulting Agreements

In connection with the Sponsors’ acquisition of US Foodservice, we entered into consulting agreements with each of the Sponsors (together, the “Consulting Agreements”). In connection with this offering, we intend to terminate the Consulting Agreements with each of the Sponsors. We estimate the aggregate termination fee we will owe to the Sponsors pursuant to the existing Consulting Agreements will be $30.7 million ($15.3 million to CD&R and $15.3 million to KKR). See “Certain Relationships and Related Party Transactions—Consulting Agreements.”

Other than such fees and the one-time special cash distribution described below under “—Special Cash Distribution,” neither our directors and officers, nor CD&R and KKR will receive any payments, including additional dividend payments, compensation (other than ordinary compensation), or any additional equity in connection with this offering.

Stockholders Agreement

We are currently party to a stockholders agreement (the “Stockholders Agreement”) with the Sponsors. The Stockholders Agreement, among other things, contains agreements with respect to the election of our directors, grants to the Sponsors special governance rights for so long as the applicable Sponsor maintains certain specified minimum levels of shareholdings in our Company, and grants to the Sponsors certain preemptive rights, which will cease to be operable automatically upon the consummation of this offering.

Prior to the completion of this offering, we and the Sponsors expect to enter into an amended and restated stockholders agreement (the “Amended and Restated Stockholders Agreement”). The Amended and Restated Stockholders Agreement will supersede the existing stockholders agreement and grant each of the Sponsors the right to designate for nomination for election a number of designees equal to: (i) at least 40% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 90% of its original shares of common stock; (ii) at least 30% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 75% but less than 90% of its original shares of common stock; (iii) at least 20% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 50% but less than 75% of its original shares of common stock; (iv) at least 10% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 25% but less than 50% of its original shares of common stock; and (v) at least 5% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 10% but less than 25% of its original shares of common stock. In addition, the Amended and Restated Stockholders Agreement will grant to the Sponsors special governance rights, for as long as the applicable Sponsor maintains certain specified minimum levels of ownership in our Company, including rights of approval over certain corporate and other transactions and certain rights regarding the appointment of our Chief Executive Officer. See “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Special Cash Distribution

In January 2016, we paid a $666.3 million one-time special cash distribution to our stockholders of record as of January 4, 2016, of which $657 million was paid to CD&R and KKR and the remaining $9.3 million was paid to our other stockholders. Such one-time special cash distribution was funded through a $75 million borrowing under the 2012 ABS Facility, a $238.7 million borrowing under the ABL Facility, and $352.6 million in available cash.

THE OFFERING

Common stock offered	44,444,444 shares.

Option to purchase additional shares	The underwriters have an option to purchase up to 6,666,667 additional shares of our common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock outstanding after giving effect to this offering	213,629,225 shares (or 220,295,892 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $968 million (or approximately $1,114 million, if the underwriters exercise their option to purchase additional shares in full), based on the initial public offering price of $23.00 per share.

We intend to use the net proceeds from this offering to repay $947 million principal amount of our outstanding Senior Notes and pay the related redemption premium. The Senior Notes bear interest at an annual rate of 8.50% and mature on June 30, 2019. We intend to repay the Senior Notes on June 30, 2016. We intend to use the remaining proceeds, if any, received by us from this offering for general corporate purposes. The net proceeds may be temporarily invested or applied to repay short-term or revolving debt prior to such use. See “Use of Proceeds.”

Dividend policy	We have no current plans to pay dividends on our common stock after the completion of this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions in our credit facilities, and other factors that our Board of Directors may deem relevant.

Risk factors	See “Risk Factors” beginning on page 20 for a discussion of risks you should carefully consider before deciding to invest in our common stock.

NYSE reserved trading symbol	“USFD”

Conflicts of interest	Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR, is an underwriter and KKR’s affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121 of FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement. J.P. Morgan Securities LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. See “Underwriting (Conflicts of Interest).”

The number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on 169,184,781 shares of common stock outstanding as of April 2, 2016 and does not give effect to (a) options relating to 7,845,423 shares of common stock, with a weighted average exercise price of $10.97 per share, outstanding under our 2007 Stock Incentive Plan for Key Employees of USF Holdings Corp., as amended (the “2007 Stock Incentive Plan”), (b) 1,088,540 shares of common stock that are issuable pursuant to unvested restricted stock units outstanding under the 2007 Stock Incentive Plan, (c) 8,244,176 shares of common stock that are reserved for future issuance under the 2007 Stock Incentive Plan (including any awards that we may make in connection with this offering), (d) 9,000,000 shares of common stock that are reserved for future issuance under the US Foods Holding Corp. 2016 Omnibus Incentive Plan (the “2016 Plan”), and (e) 1,250,000 shares of common stock available for issuance under the US Foods Holding Corp. Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”).

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	reflects a 2.7-for-one reverse stock split of our common stock effected on May 17, 2016; and

•	assumes the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the consummation of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The summary historical consolidated financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited consolidated interim financial statements, and our audited consolidated financial statements and related notes contained elsewhere in this prospectus.

We operate on a 52-53 week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, we report the additional week in the fiscal fourth quarter. Fiscal 2015 ended on January 2, 2016 and was comprised of 53 weeks. Fiscal 2014, 2013, 2012, and 2011 included 52 weeks and ended on December 27, 2014, December 28, 2013, December 29, 2012, and December 31, 2011, respectively. The summary historical consolidated statements of operations data for fiscal 2015, 2014, and 2013, and the related summary balance sheet data as of fiscal 2015 and 2014 year end, have been derived from our audited consolidated financial statements and related notes contained elsewhere in this prospectus. The summary historical consolidated statement of operations data for fiscal 2012 and 2011 and the summary balance sheet data as of fiscal 2013, 2012, and 2011 year end have been derived from our audited consolidated financial statements not included in this prospectus. The summary historical interim financial data as of April 2, 2016 and for the 13-weeks ended April 2, 2016 and March 28, 2015 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for these periods. The interim results are not necessarily indicative of the results for the full year or any future period.

The following tables set forth our summary historical consolidated financial data for the periods and as of the dates indicated.

	13-Weeks Ended		Fiscal Year
	April 2, 2016	March 28, 2015	2015	2014	2013	2012	2011
	(In millions, except for per share data)
Consolidated Statements of Operations Data:
Net sales	$5,593	$5,554	$23,127	$23,020	$22,297	$21,665	$20,345
Cost of goods sold	4,633	4,625	19,114	19,222	18,474	17,972	16,840

Gross profit	960	929	4,013	3,798	3,823	3,693	3,505
Operating expenses:
Distribution, selling and administrative costs	864	886	3,650	3,546	3,494	3,350	3,194
Restructuring and tangible asset impairment charges	11	1	173	—	8	9	72

Total operating expenses	875	887	3,823	3,546	3,502	3,359	3,266

Operating income	85	42	190	252	321	334	239
Acquisition termination fees—net	—	—	288	—	—	—	—
Interest expense—net	71	71	285	289	306	312	307
Loss on extinguishment of debt	—	—	—	—	42	31	76

Income (loss) before income taxes	14	(29)	193	(37)	(27)	(9)	(144)
Income tax provision (benefit)	1	(36)	25	36	30	42	(42)

Net income (loss)	$13	$7	$168	$(73)	$(57)	$(51)	$(102)

Net income (loss) per share:
Basic	$0.08	$0.04	$0.99	$(0.43)	$(0.34)	$(0.30)	$(0.60)
Diluted(a)	$0.08	$0.04	$0.98	$(0.43)	$(0.34)	$(0.30)	$(0.60)

Weighted-average number of shares used in per share amounts:
Basic	169.1	169.6	169.6	169.5	169.6	169.6	169.0
Diluted(a)	171.5	171.0	171.1	169.5	169.6	169.6	169.0

Other Data:
Cash flows—operating activities	$137	$102	$555	$402	$322	$316	$419
Cash flows—investing activities	(81)	(65)	(271)	(118)	(187)	(380)	(338)
Cash flows—financing activities	(432)	(3)	(110)	(120)	(197)	103	(301)
Capital expenditures	37	57	187	147	191	293	304
EBITDA(b)	187	142	876	664	667	659	506
Adjusted EBITDA(b)	203	158	875	866	845	841	812
Adjusted Net income(b)	28	24	154	126	111	129	102
Free cash flow(b)	100	45	368	255	131	23	115

	As of	As of Fiscal Year End
	April 2, 2016	2015	2014	2013	2012	2011
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$142	$518	$344	$180	$242	$203
Total assets	9,024	9,239	9,023	9,138	9,208	8,857
Total debt	5,030	4,745	4,714	4,722	4,759	4,582

(a)	When there is a loss for the applicable period, weighted average fully diluted shares outstanding was not used in the computation as the effect would be antidilutive.
(b)	EBITDA, Adjusted EBITDA, and Adjusted Net income are measures used by management to measure operating performance. EBITDA is defined as Net income (loss), plus Interest expense—net, Income tax provision (benefit), and Depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for 1) Sponsor fees; 2) Restructuring and tangible asset impairment charges; 3) Share-based compensation expense; 4) the non-cash impact of net LIFO reserve adjustments; 5) Loss on extinguishment of debt; 6) Pension settlements; 7) Business transformation costs; 8) Acquisition-related costs; 9) Acquisition termination fees—net; and 10) Other gains, losses, or charges as specified in our debt agreements. Adjusted Net income is defined as Net income (loss) excluding the items used to calculate Adjusted EBITDA listed above, and further adjusted for the tax effect of the exclusions. EBITDA, Adjusted EBITDA, and Adjusted Net income as presented in this prospectus are supplemental measures of our performance that are not required by or presented in accordance with GAAP. They are not measurements of our performance under GAAP and should not be considered as alternatives to Net income (loss) or any other performance measures derived in accordance with GAAP.

Free cash flow is defined as Cash flows provided by operating activities less Capital expenditures. Free cash flow is used by management as a supplemental measure of our liquidity. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free cash flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to Cash flows provided by operating activities.

For additional information, see “Selected Historical Consolidated Financial Data—Non GAAP Reconciliations.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus, before you decide whether to purchase our common stock. If any of the following risks actually occur, our business, financial position, results of operations or cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones we face. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows.

Risks Relating to Our Business and Industry

Ours is a low-margin business, and our profitability is directly affected by cost deflation or inflation, commodity volatility and other factors.

Foodservice distribution is characterized by relatively high inventory turnover with relatively low profit margins. Volatile commodity costs have a direct impact on our industry. We make a significant portion of our sales at prices that are based on the cost of products we sell, plus a percentage margin. As a result, our profit levels may be negatively affected during periods of product cost deflation, even though our gross profit percentage may remain relatively constant. Prolonged periods of product cost inflation also may reduce our profit margins and earnings, if product cost increases cannot be passed on to customers because they resist paying higher prices. In addition, periods of rapid inflation may have a negative effect on our business. There may be a lag between the time of the price increase and the time at which we are able to pass it along, as well as the impact it may have on discretionary spending by consumers.

Competition in our industry is intense, and we may not be able to compete successfully.

Foodservice distribution is highly competitive. One of our competitors has greater financial and other resources than we do. Furthermore, there are a large number of local and regional distributors. These companies often align themselves with other smaller distributors through purchasing cooperatives and marketing groups. The goal is to enhance their geographic reach, private label offerings, overall purchasing power, cost efficiencies, and ability to meet customer distribution requirements. These suppliers also rely on local presence as a source of competitive advantage, and they may have lower costs and other competitive advantages due to geographic proximity. Additionally, adjacent competition, such as cash and carry operations, commercial wholesale outlets, club stores and grocery stores, continue to serve the commercial foodservice market. We also experience competition from online direct food wholesalers, such as Amazon.com. We generally do not have exclusive service agreements with our customers, and they may switch to other suppliers that offer lower prices, differentiated products or customer service that is perceived to be superior. The cost of switching suppliers is very low as are the barriers to entry into the U.S. foodservice distribution industry. We believe most purchasing decisions in the U.S. foodservice distribution industry are based on the quality and price of the product, plus a distributor’s ability to completely and accurately fill orders and provide timely deliveries.

Increased competition has caused the U.S. foodservice distribution industry to change, as distributors seek to lower costs, further increasing pressure on the industry’s profit margins. Heightened competition among our suppliers, significant pricing initiatives or discount programs established by competitors, new entrants, and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect our business, financial condition and results of operations.

We rely on third-party suppliers, and our business may be affected by interruption of supplies or increases in product costs.

We get substantially all of our foodservice and related products from third-party suppliers. We typically do not have long-term contracts with suppliers. Although our purchasing volume can provide leverage when dealing with suppliers, they may not provide the foodservice products and supplies we need in the quantities and at the prices requested. We do not control the actual production of the products we sell. This means we are also subject to delays caused by interruption in production and increases in product costs based on conditions outside our control. These conditions include work slowdowns, work interruptions, strikes or other job actions by employees of suppliers; severe weather; crop conditions; product recalls; transportation interruptions; unavailability of fuel or increases in fuel costs; competitive demands; and natural disasters or other catastrophic events (including, but not limited to, the outbreak of food-borne illnesses in the United States). Our inability to obtain adequate supplies of foodservice and related products because of any of these or other factors could mean that we could not fulfill our obligations to our customers and, as a result, our customers may turn to other distributors.

We have substantial debt, which could adversely affect our financial health and our ability to raise additional capital or obtain financing in the future, react to changes in our business, and make payments on our debt.

Following this offering, we will continue to be highly leveraged. As of April 2, 2016, on an as adjusted basis giving effect to this offering and the use of proceeds therefrom as described under “Use of Proceeds,” we would have had $4,084 million of indebtedness.

Our substantial debt could have important consequences to us, including the following:

•	our ability to obtain additional financing or use our cash flows for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes, and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

•	a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes (for example, approximately $346 million was dedicated to the payment of interest in fiscal 2015);

•	we are exposed to the risk of increased interest rates because a substantial portion of our borrowings are at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and they, as a result, may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. As of April 2, 2016, we had commitments for additional borrowings under our asset-based senior secured revolving loan ABL Facility and our 2012 ABS Facility of $884 million (of which approximately $798 million was available based on our borrowing base), all of which were secured after giving effect to the one-time special cash distribution in January 2016.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

Our credit facilities and indenture contain covenants that, among other things, restrict our ability to do the following:

•	dispose of assets;

•	incur additional indebtedness (including guarantees of additional indebtedness);

•	pay dividends and make certain payments;

•	create liens on assets;

•	make investments (including joint ventures);

•	engage in mergers, consolidations or sales of all or substantially all of our assets;

•	engage in certain transactions with affiliates;

•	change the business conducted by us; and

•	amend specific debt agreements.

In addition, if borrowing availability under the ABL Facility, plus the amount of unrestricted cash and cash equivalents held by us, falls below a specified threshold of $118 million, the borrowers under such facility, which are our subsidiaries, are required to comply with a minimum fixed charge coverage ratio of 1.0 : 1.0. In addition, if our borrowing availability under the ABL Facility falls below $130 million and, solely with respect to the ABL Facility, certain cash management covenants are breached or a payment default occurs, additional reporting responsibilities are triggered under the ABL Facility and the 2012 ABS Facility.

Our ability to comply with these provisions in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these provisions in future periods will also depend substantially on the pricing of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy.

The restrictions under the terms of our credit facilities and indenture may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities and indenture may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants or restrictions could result in a default under our credit facilities and indenture that would permit the applicable lenders or note holders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing the debt. In any such case, we may be unable to borrow under and may not be able to repay the amounts due under our credit facilities. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to pay interest and principal on our debt facilities and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under our debt will depend on our financial and operating performance. This, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control, as described under “—We have substantial debt, which could adversely affect our financial health and our ability to raise additional capital or obtain financing in the future, react to changes in our business and make payments on our debt” and “—The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business” above.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The 2012 ABS Facility will mature in 2018. The ABL Facility will mature on the earlier of: (1) October 20, 2020, which is the amended ABL Facility maturity date; (2) April 1, 2019, if the Senior Notes have more than $300 million of principal outstanding at that date and the maturity date of the Senior Notes has not been extended to later than October 20, 2020; or (3) December 31, 2018, if the Amended 2011 Term Loan has more than $300 million of principal outstanding at that date and the maturity date of the Amended 2011 Term Loan has not been extended to later than October 20, 2020. The Amended 2011 Term Loan will mature in 2019. The CMBS Fixed Facility will mature in 2017. The Senior Notes will mature in 2019. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit facilities and indenture restrict our ability to dispose of assets and use the proceeds from any such dispositions. As a result, we cannot assure you we will be able to consummate those sales, or, if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet the debt service obligations when due.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt bears interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or a decrease in our creditworthiness, would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

A change in our relationships with GPOs could negatively affect our relationships with customers, which could reduce our profitability.

No single customer represented more than 4% of our total net sales in fiscal 2015. However, some of our customers purchase their products under arrangements with GPOs. GPOs act as agents on behalf of their members by negotiating pricing, delivery, and other terms with us. Our customers who are members of GPOs purchase products directly from us on the terms negotiated by their GPO. GPOs use the combined purchasing power of their members to lower the prices paid by their members, and we have experienced some pricing pressure from customers who associate with GPOs. Approximately 23% of our net sales in fiscal 2015 were made by customers under terms negotiated by GPOs. To the extent our customers, for example, independent restaurants who do not typically negotiate directly with GPOs, are able to independently negotiate competitive pricing or become members of GPOs, we may be forced to lower our prices so they will remain customers, which would negatively affect operating margins. In addition, if we are unable to maintain our relationships with GPOs, or if GPOs are able to negotiate more favorable terms for their members with our competitors, we could lose some or all of that business. This could adversely affect our future operating profits.

Our relationships with key long-term customers and GPOs may be materially diminished or terminated.

We have long-standing relationships with a number of our customers and GPOs, many of whom could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Market competition, customer requirements, customer financial condition and customer consolidation through mergers or acquisitions also could adversely affect our ability to continue or expand these relationships. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or GPOs on acceptable terms or at all or collect amounts owed to us from insolvent customers. Our customer and GPO agreements are generally terminable upon advance written notice (typically ranging from 30 days to six months) by either us or the customer or GPO, which provides our customers or GPOs with the opportunity to renegotiate their contracts with us or to award more business to our competitors. The loss of one or more of our major customers or GPOs could adversely affect our business, financial condition and results of operations.

If we fail to increase or maintain our sales to independent restaurant customers, our profitability may suffer.

Our most profitable customers are independent restaurants. We tend to work closely with these customers, providing them access to our customer value added tools and as a result are able to earn a higher operating margin on sales to them. Our ability to continue to gain market share of independent restaurant customers is critical to achieving increased operating profits. Changes in the buying practices of independent restaurant customers, including their ability to require us to sell to them at discounted rates, or decreases in our sales to this type of customer could have a material negative impact on our profitability.

We must consummate and effectively integrate the businesses we acquire.

Historically, a portion of our growth has come through acquisitions. If we are unable to find, consummate, and integrate acquired businesses successfully or realize anticipated economic, operational and other benefits and synergies in a timely manner, our profitability may decrease. Integrating acquired businesses may be more difficult in a region or market in which we have limited expertise. A significant expansion of our business and operations, in terms of geography or magnitude, could strain our administrative and/or operational resources. Significant acquisitions may also require incurring additional debt. This could increase our interest expense and make it difficult for us to get favorable financing for other acquisitions or capital investments in the future.

We may be unable to achieve some or all of the benefits that we expect from our cost savings initiatives.

We may not be able to realize some or all of our expected cost savings in the future. A variety of factors could cause us not to realize some of the expected cost savings. These include, among others, delays in the anticipated timing of activities related to our cost savings initiatives, lack of sustainability in cost savings over time, and unexpected costs associated with operating our business. All of these factors could negatively affect our results of operations and financial condition, including by failing to offset any decreases in our profitability.

Significant increases in fuel costs could hurt our business.

The high cost of fuel can negatively affect consumer confidence and discretionary spending. As a result, this reduces the frequency and amount spent by consumers for food prepared away from home. In addition, the high cost of fuel can also increase the price we pay for products, as well as the costs we incur to deliver products to our customers. These factors, in turn, negatively affect our sales, margins, operating expenses and operating results. Additionally, from time to time, we enter into forward purchase commitments for some of our fuel requirements at prices equal to the then-current market price. If fuel prices decrease significantly, these forward purchases may prove ineffective and result in us paying higher than market costs for part of our fuel. As of April 2, 2016, we had diesel fuel forward purchase commitments totaling $124 million through September 2017, which locked in approximately 62% of our projected diesel fuel purchase needs for the contracted period. Our remaining fuel purchase needs will occur at market rates. Using published market price projections for diesel and estimated fuel consumption needs, a 10% unfavorable change in diesel prices from the projected market prices could result in approximately $10 million additional fuel cost on such uncommitted volumes.

An economic downturn, or other factors affecting consumer confidence, could reduce the amount of food prepared and consumed away from home, which could harm our business.

The foodservice market is sensitive to national and regional economic conditions. In recent years, the uneven level of general U.S. economic activity, the uncertainty in the financial markets, and slow job growth has affected consumer confidence and discretionary spending. A renewed decline in economic activity, other factors affecting consumer confidence, and the frequency and amount spent by consumers for food prepared away from home may reduce our sales and operating results in the future. Additionally, prolonged periods of product cost inflation may have a negative impact on our profit margins and earnings, if the product cost increases cannot be passed on to customers who resist paying higher prices or negatively affect consumer spending. There can be no assurance that one or more of these factors will not reduce future operating results.

We may be subject to or affected by liability claims related to products we distribute.

As any seller of food, we may be exposed to liability claims in the event that the products we sell cause injury or illness. We believe we have sufficient primary or excess umbrella liability insurance to cover product liability claims. However, our current insurance may not continue to be available at a reasonable cost or, if available, may not be adequate to cover all of our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying products to us. But this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, the liability related to defective products could adversely affect our results of operations.

Any negative media exposure or other event that harms our reputation could hurt our business.

Maintaining a good reputation is critical to our business, particularly in selling our private label products. Any event that damages our reputation, justified or not, could quickly affect our revenues and profits. This includes adverse publicity about the quality, safety or integrity of our products. Reports, whether or not they are true, of food-borne illnesses (such as e. coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering could severely injure our reputation. If patrons of our national chain and regional restaurant customers become ill from food-borne illnesses, the customers could be forced to temporarily close restaurant locations and our sales would correspondingly decrease. In addition, instances of food-borne illnesses or food tampering or other health concerns, even those unrelated to our products, can result in negative publicity about the foodservice distribution industry and dramatically reduce our sales.

We face risks related to labor relations and the availability of qualified labor.

As of April 2, 2016, we had approximately 25,000 employees, of which approximately 4,700 are members of local unions associated with the International Brotherhood of Teamsters and other labor organizations. In fiscal year 2015, eleven collective bargaining agreements (“CBAs”) covering approximately 700 employees were renegotiated. In fiscal year 2016, fourteen CBAs covering approximately 1,600 employees are subject to renegotiation. If we fail to effectively renegotiate any CBAs, this could result in work stoppages and we may, from time to time, be subject to increased efforts to subject us to a multi-location labor dispute as individual labor agreements expire or labor disputes arise. This would place us at greater risk of being unable to continue to operate one or more facilities, delaying deliveries, possibly causing customers to seek alternative suppliers, or otherwise being materially adversely affected by labor disputes.

For example, in early 2016, members of the Teamsters Local 104 went on strike at our Phoenix, Arizona distribution center following our inability to effectively negotiate a new labor agreement governing those members. Moreover, employees at Teamsters-represented distribution centers in Los Angeles, San Diego, and Corona, California joined in sympathy strikes. Notwithstanding that the initial strike by Teamsters Local 104 and the sympathy strikes have ended, we have not entered into a new labor agreement with Teamsters Local 104, so there is a risk of additional strikes and sympathy strikes in the future.

Additionally, in April 2016, we provided notice to our employees that we were shutting down our Baltimore, Maryland distribution center in June 2016. The employees represented by Teamster Locals 570 and 355 went on strike. We intend to transfer our Baltimore business to our other distribution centers, but in the interim, we continue to serve our customers using temporary labor. Employees represented by Teamsters local unions at our Cleveland, Ohio and Buffalo, New York distribution centers went and are currently on sympathy strikes. If the current sympathy strikes continue or other Teamster locals engage in sympathy strikes, such strikes could have a material impact on our business and delay deliveries or possibly cause our customers to seek alternate suppliers.

In May 2016, employees represented by the Teamsters local union at our Corona distribution center went and are currently on strike over an unfair labor practice charge that was filed in February 2016 with the National Labor Relations Board (“NLRB”). We believe we have meritorious defenses to the unfair labor practice charge and will defend ourselves vigorously. Employees represented by Teamster local unions at our Phoenix, Arizona, San Diego and La Mirada, California distribution centers went and are currently on sympathy strikes in support for the Corona unfair labor practice strike. The strikes have affected services levels at the applicable distribution centers; while we continue to serve our customers through use of temporary labor, a prolonged strike or sympathy strikes by additional Teamster locals could have a material impact on our business and delay deliveries or possibly cause our customers to seek alternate suppliers. We are continuing to evaluate the impact of these recent union actions on our results of operations.

While we believe we have generally satisfactory relationships with our employees, including the unions that represent some of our employees, a work stoppage due to our failure to renegotiate union contracts or for other reasons could have a significant negative effect on us.

Additionally, we risk a shortage of qualified labor. Recruiting and retention efforts, and actions to increase productivity, may not be successful, and we could encounter a shortage of qualified labor in the future. Such a shortage could potentially increase labor costs, reduce profitability and/or decrease our ability to effectively serve customers.

Further, potential changes in labor legislation could result in currently non-union portions of our workforce, such as our warehouse and delivery personnel, being subjected to greater organized labor influence. Should additional portions of our workforce be subject to CBAs, this could result in increased costs of doing business as we may be subject to mandatory, binding arbitration of labor scheduling, costs and standards and we may therefore have reduced operating flexibility.

We are subject to a wide range of labor costs. Because our labor costs are, as a percentage of net sales, higher than many other industries, even if we are able to negotiate agreements and avoid work stoppages, we may be significantly harmed by labor cost increases. In addition, labor is a significant cost of many of our customers in the U.S. food-away-from-home industry. Any increase in their labor costs, including any increases in costs as a result of increases in minimum wage requirements, could reduce the profitability of our customers and reduce demand for our products.

Changes in industry pricing practices could negatively affect our profitability.

Promotional allowances have traditionally generated a significant percentage of foodservice distribution gross margins. These payments from suppliers are based upon the efficiencies that the distributor provides by volume purchasing, and marketing and merchandising expertise. Promotional allowances are a standard industry practice and represent a significant source of profitability for our competitors and us. Any change in industry practices that reduced or eliminated purchasing allowances without corresponding increases in sales margin could be disruptive to us and the industry as a whole, and could have a material negative effect on our profitability.

If our competitors implement a lower cost structure, they may be able to offer reduced prices to customers. We may be unable to adjust our cost structure to compete profitably.

Over the last several decades, the food retail industry has undergone a significant change. Companies such as Wal-Mart and Costco have developed a lower cost structure, so they can provide their customers with an everyday low-cost product offering. In addition, commercial wholesale outlets, such as Restaurant Depot, offer an additional low-cost option in the markets they serve. As a large-scale foodservice distributor, we have similar strategies to remain competitive in the marketplace by reducing our cost structure. However, to the extent more of our competitors adopt an everyday low price strategy, we would potentially be pressured to offer lower prices to our customers. That would require us to achieve additional cost savings to offset these reductions. We may be unable to change our cost structure and pricing practices rapidly enough to successfully compete in that environment.

Most of our customers are not obligated to continue purchasing products from us.

Most of our customers buy from us pursuant to individual purchase orders, and we often do not enter into long-term agreements with these customers. Because such customers are not obligated to continue purchasing products from us, we cannot assure you that the volume and/or number of our customers’ purchase orders will remain constant or increase or that we will be able to maintain our existing customer base. Significant decreases in the volume and/or number of our customers’ purchase orders or our inability to retain or grow our current customer base may have a material adverse effect on our business, financial condition, or results of operations.

Our business may be subject to significant environmental, health and safety costs.

Our operations face a broad range of federal, state and local laws and regulations relating to the protection of the environment or health and safety. These laws govern numerous issues, including discharges to air, soil and water; the handling and disposal of hazardous substances; the investigation and remediation of contamination resulting from the release of petroleum products and other hazardous substances; employee health and safety; and fleet safety. In the course of our operations, we operate and maintain vehicle fleets, we use and dispose of hazardous substances, and we store fuel in on-site aboveground and underground storage tanks. At several current and former facilities, we are investigating and remediating known or suspected contamination from historical releases of fuel and other hazardous substances. Although the known or suspected contamination at these facilities is not currently the subject of any administrative or judicial proceeding, we cannot provide assurance that we will not be the subject of administrative or judicial proceedings in the future for contamination related to releases of fuel or other hazardous substances. Further, we cannot be sure that compliance with, or liability under, existing or future environmental, health and safety laws, such as those related to remediation obligations, will not adversely affect our future operating results.

Some jurisdictions in which we operate have laws that affect the composition and operation of truck fleets, such as limits on diesel emissions and engine idling. A number of our facilities have ammonia or Freon-based refrigeration systems, which could cause injury or environmental damage if accidentally released. In addition, many of our distribution centers have propane and battery powered forklifts. Proposed or recently enacted legal requirements, such as those requiring the phase-out of certain ozone-depleting substances, and proposals for the regulation of greenhouse gas emissions, may require us to upgrade or replace equipment, or may increase our transportation or other operating costs.

If we fail to comply with requirements imposed by applicable law or other governmental regulations, we could become subject to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

We are subject to governmental regulation at the federal, state and local levels in many areas of our business, including food holding, trade, anticorruption, transportation, employment and other areas of safety and compliance. A more detailed discussion of some of the laws and regulations that we are subject to can be found in “Business—Government Regulation.”

Additionally, due to contracts we have with governmental entities, from time to time, state governmental agencies have conducted audits of our pricing practices as part of investigations of providers of services under governmental contracts, or otherwise. We also receive requests for information from governmental agencies in connection with these audits. While we attempt to comply with all applicable laws and regulations, we cannot represent that we are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations.

If we fail to comply with applicable laws and regulations or encounter disagreements with respect to our contracts subject to governmental regulations, including those referred to above, we may be subject to investigations, criminal sanctions or civil remedies, including fines, injunctions, prohibitions, seizures or debarments from contracting with the government. The cost of compliance or the consequences of non-compliance, including debarments, could have a material adverse effect on our business and results of operations. In addition, governmental units may make changes in the regulatory frameworks within which we operate that may require us to incur substantial increases in costs in order to comply with such laws and regulations.

We rely heavily on technology, and any disruption in existing technology or delay in implementing new technology could adversely affect our business.

Our ability to control costs and maximize profits, as well as to serve customers most effectively, depends on the reliability of our information technology systems and related data entry processes in our transaction intensive business. We rely on software and other information technology to manage significant aspects of our business. These include to make purchases, process orders, manage our warehouses, load trucks in the most efficient manner, and optimize the use of storage space. Any disruption to this information technology could negatively affect our customer service, decrease the volume of our business, and result in increased costs. We have invested and continue to invest in technology security initiatives, business continuity, and disaster recovery plans. However, these measures cannot fully insulate us from technology disruption that could impair operations and profits. Information technology evolves rapidly. To compete effectively, we are required to integrate new technologies in a timely and cost-effective manner. If competitors implement new technologies before we do, allowing them to provide lower priced or enhanced services of superior quality compared to those we provide, our operations and profits could be affected.

A cybersecurity incident and other technology disruptions could negatively affect our business and our relationships with customers.

We rely upon information technology networks and systems to process, transmit and store electronic information, to process online credit card payments, and to manage or support virtually all of our business processes and activities. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers, business partners and our customers. These uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft, online platform hijacking that could redirect online credit card payments to another credit card processing website, and inadvertent or unauthorized release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ personal information, private information about employees, and financial and strategic information about us and our business partners. Further, we are also expanding and improving our information technologies, resulting in a larger technological presence and corresponding increase in exposure to cybersecurity risk. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

Our retirement benefits could give rise to significant expenses and liabilities in the future.

We sponsor defined benefit pension and other postretirement plans. Pension and postretirement obligations give rise to significant expenses that are dependent on assumptions discussed in Note 17, Retirement Plans, to our audited consolidated financial statements for the fiscal year ended January 2, 2016 and related notes contained elsewhere in this prospectus.

The amount by which the present value of projected benefit obligations of our pension and other postretirement plans exceeded the market value of plan assets of our plans, as of January 2, 2016, was $128 million. Our pension and postretirement non-cash expense for fiscal 2015 was $32 million. We review our pension and postretirement plan assumptions regularly. We also participate in various “multiemployer” pension plans administered by labor unions representing some of our employees. We make periodic contributions to these plans to allow them to meet their pension benefit obligations to their participants. In the event that we withdraw from participating in one of these plans, then-applicable law could require us to make additional withdrawal liability payments to the plan, and we would have to reflect such payments on our balance sheet. Our withdrawal liability for any multiemployer plan would depend on the extent of the plan’s funding of vested benefits.

In April 2016, we announced our plan to proceed with the closure of our Baltimore, Maryland distribution facility. In anticipation of the planned closure of the Baltimore facility, $50 million of estimated multiemployer pension withdrawal liabilities was accrued in 2015. The estimated multiemployer pension liability was based on the latest available information received from the respective plans’ administrator and represents an estimate for a calendar year 2015 withdrawal. Due to the lack of current information, including changes in market conditions, and funded status of the related multiemployer pension plans, the settlement of these multiemployer pension withdrawal liabilities could materially differ from this estimate. At April 2, 2016, we also had $36 million of multiemployer pension withdrawal liabilities relating to facilities closed prior to 2015. None of these withdrawal liabilities are impacted by the Central States Teamsters Union Pension Plan (“Central States”) settlement.

In December 2015, we reached a settlement with Central States which included a $97 million cash payment. The settlement allowed us to stop participation in the “legacy” Central States pension plan and to begin participation in the “Hybrid” Central States Plan, which adopted an alternative method for determining an employer’s unfunded obligation. The settlement also settled the residual withdrawal liability related to the Eagan, Minnesota and Fairfield, Ohio closed facilities, and resolved the outstanding litigation related to the Eagan Labor Dispute. In addition, we agreed to future annual minimum contribution payments through 2023 of no less than 90% of the 2015 contributions for the ongoing operations under the related facilities’ union contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Retirement Plans.”

In the ordinary course of our renegotiation of CBAs with labor unions that maintain these plans, we could decide to discontinue participation in a plan. In that event, we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans, if the number of our employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Some multiemployer plans, including ones in which we participate, are reported to have significant underfunded liabilities. Such underfunding could increase the size of our potential withdrawal liability. For a detailed description of our retirement plans, see Note 17, Retirement Plans, to our audited consolidated financial statements for the fiscal year ended January 2, 2016 and related notes contained elsewhere in this prospectus.

Extreme weather conditions and natural disasters may interrupt our business, or our customers’ businesses, which could have a material adverse effect on our business, financial condition, or results of operations.

Some of our facilities and our customers’ facilities are located in areas that may be subject to extreme, and occasionally prolonged, weather conditions, including, but not limited to, hurricanes, tornadoes, blizzards, and extreme cold. Such extreme weather conditions may interrupt our operations and reduce the number of consumers who visit our customers’ facilities in such areas. Furthermore, such extreme weather conditions may interrupt or impede access to our customers’ facilities, all of which could have a material adverse effect on our business, financial condition, or results of operations.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. Additionally, we could become the subject of future claims by third parties, including our employees, suppliers, customers, and other counterparties, our investors, or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity, but such third parties may fail to fulfill their contractual obligations.

Changes in consumer eating habits could materially and adversely affect our business, financial condition, or results of operations.

Changes in consumer eating habits (such as a decline in consuming food away from home, a decline in portion sizes, or a shift in preferences toward restaurants that are not our customers) could reduce demand for our products. Consumer eating habits could be affected by a number of factors, including changes in attitudes regarding diet and health or new information regarding the health effects of consuming certain foods. There is a growing consumer preference for sustainable, organic and locally grown products. Changing consumer eating habits also occur due to generational shifts. Millennials, the largest demographic group in terms of spend, seek new and different as well as more ethnic menu options and menu innovation. Millennials also value diversity. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs associated with the implementation of those changes. Changing consumer eating habits may reduce the frequency with which consumers purchase meals outside of the home. Additionally, changes in consumer eating habits may result in the enactment or amendment of laws and regulations that impact the ingredients and nutritional content of our food products, or laws and regulations requiring us to disclose the nutritional content of our food products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of our food products, may be costly and time-consuming. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or resulting new laws or regulations or to adapt our menu offerings to trends in eating habits.

We rely on trademarks, trade secrets, and other forms of intellectual property protections, however, these protections may not be adequate.

We rely on a combination of trademark, trade secret and other intellectual property laws in the United States. We have applied in the United States and in certain countries for registration of a limited number of trademarks, some of which have been registered or issued. We cannot guarantee that our applications will be approved by the applicable governmental authorities, or that third parties will not seek to oppose or otherwise challenge our registrations or applications. We also rely on unregistered proprietary rights, including common law trademark protection. However, third parties may use trademarks identical or confusingly similar to ours, or independently develop trade secrets or know-how similar or equivalent to ours. If our proprietary information is divulged to third parties, including our competitors, or our intellectual property rights are otherwise misappropriated or infringed, our competitive position could be harmed.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or potentially prevent us from selling our products.

We cannot be certain that our products do not and will not infringe intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of intellectual property rights of third parties by us or our customers in connection with their use of our products. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our management and personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and to cease making or selling certain products. Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling our products.

Risks Related to this Offering and Ownership of Our Common Stock

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Our existing stockholders have paid substantially less per share for our common stock than the price in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of outstanding common stock prior to completion of the offering. Based on our net tangible book value as of April 2, 2016, and upon the issuance and sale of shares of common stock by us at the initial public offering price of $23.00 per share, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $32.90 per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. As of April 2, 2016, a total of 7,845,423 and 1,088,540 shares are issuable upon the exercise of options and the future vesting of restricted stock units, respectively, issued under the 2007 Stock Incentive Plan, and an additional 18,494,176 shares of common stock are reserved, in aggregate, for future issuance under the 2007 Stock Incentive Plan, the 2016 Plan, and the Employee Stock Purchase Plan. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers, and directors under our current and future stock incentive plans, including the 2007 Stock Incentive Plan and the 2016 Plan. See “Dilution.”

Our stock price may decline significantly following the offering regardless of our operating performance, and you may not be able to resell your shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile, in part because our shares have not been publicly traded. The stock market recently has experienced extreme volatility. In some instances, this volatility has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business and Industry” and the following, most of which we cannot control:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our or our industry’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors, and the publication of research reports regarding the same;

•	declines in the market prices of stocks, trading volumes and company valuations generally, particularly those of foodservice distribution companies;

•	strategic actions by us or our competitors;

•	changes in preferences of our customers;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	a default on our indebtedness or a downgrade in our or our competitors’ credit ratings;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the “SEC”);

•	changes in senior management or key personnel;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles;

•	occurrences of extreme or inclement weather; and

•	other events or factors, including those resulting from natural disasters, war, or acts of terrorism, or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing debt agreements and may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Maintaining our financial controls and the requirements of being a public company may cause us to incur material additional costs, and any failure to maintain financial controls could result in our financial statements becoming unreliable.

In becoming a publicly traded company, we will be required to comply with governance and SEC reporting requirements, including compliance with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC and in the future will be required to comply with provisions in connection with listing on the NYSE. The expenses incurred by public companies for reporting and corporate governance purposes have been generally increasing and could have a material impact on our results of operations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations, our management is required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC following completion of this offering. We will continue to test our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Any failure to maintain the adequacy of internal control over financial reporting, or any consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to assist in detecting fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

If securities analysts do not publish research or reports about our business, publish inaccurate or unfavorable research or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrades our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering we will have a total of 213,629,225 shares of common stock outstanding (or 220,295,892 shares, if the underwriters exercise their option in full). All 44,444,444 shares sold in this offering (or 51,111,111 shares if the underwriters exercise their option in full) will be freely tradable without further registration under the Securities Act of 1933, as amended (the “Securities Act”), and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act (“Rule 144”)), including our directors, executive officers, and other affiliates, whose shares may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining 169,184,781 shares, representing 79.2% of our total outstanding shares of common stock (or 76.8% of our total outstanding shares of common stock if the underwriters exercise their option in full) following this offering based on the number of shares outstanding as of April 2, 2016, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers, and holders of substantially all of our common stock have each agreed, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, shares held by the Sponsors, and our directors, officers, employees, and other stockholders will be eligible for resale, subject to volume, manner of sale, and other limitations under Rule 144. In addition, pursuant to a registration rights agreement and management stockholder’s agreements, the Sponsors, our executives, certain of our employees and certain other stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, our existing owners could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately 80.0% of our outstanding common stock (or 77.7%, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

A total of 7,845,423 and 1,088,540 shares are issuable upon the exercise of options and the vesting of restricted stock units, respectively, issued under the 2007 Stock Incentive Plan, and an additional 18,494,176 shares of common stock are reserved, in aggregate, for future issuance under the 2007 Stock Incentive Plan, the 2016 Plan, and the Employee Stock Purchase Plan. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers, and directors under our current and future stock incentive plans, including the 2007 Stock Incentive Plan, the 2016 Plan, and the Employee Stock Purchase Plan. See “Dilution.” These shares will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements, and Rule 144, as applicable.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

We may not be able to obtain adequate insurance and retain and recruit qualified Board members as a result of being a public company.

As a company whose common stock is publicly traded, laws, regulations and market forces could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and, potentially, civil litigation.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will, among other things:

•	establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at a single annual meeting;

•	authorize the issuance of one or more series of preferred stock that could be used by our Board of Directors to thwart a takeover attempt;

•	establish advance notice requirements for nominations of directors by stockholders and for proposing matters that can be acted upon by stockholders at our stockholder meetings;

•	prohibit stockholders from calling special meetings of stockholders if the Sponsors collectively cease to own more than 50% of our outstanding shares of common stock;

•	limit the ability of stockholders to remove directors if the Sponsors collectively cease to own more than 25% of our outstanding shares of common stock;

•	provide that, subject to any rights of holders of preferred stock and any applicable terms of the Amended and Restated Stockholders Agreement, vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders if the Sponsors collectively cease to own more than 50% of our outstanding shares of common stock; and

•	require the approval of at least 75% of our outstanding shares of common stock to amend certain provisions of the amended and restated certificate of incorporation and the amended and restated bylaws if the Sponsors collectively cease to own less than 50% of our outstanding shares of common stock.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock.” Our amended and restated certificate of incorporation and certain provisions of our amended and restated bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent, or stockholder of our Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our amended and restated certificate of incorporation will include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the DGCL.

Our amended and restated certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

The Sponsors control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, investment funds associated with CD&R and KKR will beneficially own approximately 39.0% and 39.0% of our common stock, respectively, or approximately 37.8% and 37.8%, respectively, if the underwriters exercise in full their option to purchase additional shares. As a result, the Sponsors will have the ability to elect all of the members of our Board of Directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the Sponsors may have an interest in pursuing acquisitions, divestitures, and other transactions that, in their respective judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Sponsors could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

Additionally, we are party to a stockholders agreement with the Sponsors pursuant to which each Sponsor has agreed to vote in favor of nominees to our Board of Directors nominated by the other Sponsor. The stockholders agreement also grants the Sponsors special governance rights, including approval rights over certain corporate and other transactions, and certain rights regarding the appointment and removal of our Chief Executive Officer. The Sponsors will retain these rights so long as they maintain certain specified minimum levels of stockholdings in our Company.

Prior to the completion of this offering, we and the Sponsors expect to enter into the Amended and Restated Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

CD&R and KKR are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

Our amended and restated certificate of incorporation will provide that none of CD&R, KKR, any of their affiliates, or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Sponsors will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

We will be a “controlled company” pursuant to the rules of the NYSE. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies.

After completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our Nominating and Corporate Governance Committee and Compensation Committee may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Additionally, we are only required to have one independent audit committee member upon the listing of our common stock on the NYSE, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 (“Rule 10C-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to implement the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges (including the NYSE) have since adopted amendments to their listing standards to comply with provisions of Rule 10C-1, and, on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel, and other committee advisors; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel, or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts,” “mission,” “strive,” “more,” “goal,” or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth above under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the following risks, uncertainties, and factors:

•	Our ability to remain profitable during times of cost inflation, commodity volatility, and other factors

•	Industry competition and our ability to successfully compete

•	Our reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs

•	Risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt, and increases in interest rates

•	Any change in our relationships with GPOs

•	Any change in our relationships with long-term customers

•	Our ability to increase sales to independent customers

•	Our ability to successfully consummate and integrate future acquisitions

•	Our ability to achieve the benefits that we expect from our cost savings programs

•	Shortages of fuel and increases or volatility in fuel costs

•	Any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence

•	Liability claims related to products we distribute

•	Our ability to maintain a good reputation

•	Costs and risks associated with labor relations and the availability of qualified labor

•	Changes in industry pricing practices

•	Changes in competitors’ cost structures

•	Our ability to retain customers not obligated by long-term contracts to continue purchasing products from us

•	Environmental, health and safety costs

•	Costs and risks associated with government laws and regulations, including environmental, health, safety, food safety, transportation, labor and employment, laws and regulations, and changes in existing laws or regulations

•	Technology disruptions and our ability to implement new technologies

•	Costs and risks associated with a potential cybersecurity incident

•	Our ability to manage future expenses and liabilities associated with our retirement benefits

•	Disruptions to our business caused by extreme weather conditions

•	Costs and risks associated with litigation

•	Changes in consumer eating habits

•	Costs and risks associated with our intellectual property protections

•	Risks associated with potential infringements of the intellectual property of others

We urge you to read this prospectus, including the uncertainties and factors discussed under “Risk Factors” completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. The forward looking statements contained in this prospectus speak only as of the date of this prospectus. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering based on the initial public offering price of $23.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $968 million (or $1,114 million if the underwriters exercise in full their option to purchase additional shares).

We intend to use a portion of the net proceeds received by us from this offering to repay $947 million principal amount of our outstanding Senior Notes and pay the related redemption premium. The Senior Notes bear interest at an annual rate of 8.50% and mature on June 30, 2019. We intend to repay the Senior Notes on June 30, 2016. We intend to use the remaining proceeds, received by us from this offering for other general corporate purposes. The net proceeds may be temporarily invested or applied to repay short-term or revolving debt prior to such use.

DIVIDEND POLICY

We have no current plans to pay future dividends on our common stock, and we have never paid any dividends on our common stock other than the January 2016 one-time special cash distribution discussed below. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our Board of Directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing debt agreements and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and “Description of Certain Indebtedness.”

In January 2016, we paid a $666.3 million one-time special cash distribution to our stockholders, including the Sponsors.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of April 2, 2016:

•	on an actual basis, including the 2.7-for-one reverse stock split of our common stock effected on May 17, 2016;

•	on an adjusted basis to give effect to:

•	the sale by us of 44,444,444 shares of common stock in this offering at the initial public offering price of $23.00 per share; and

•	the application of net proceeds we expect to receive from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as described under “Use of Proceeds,” as if this offering and the application of the net proceeds therefrom had occurred on April 2, 2016.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness,” as well as our unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of April 2, 2016*
	Actual	As Adjusted for the Application of Proceeds(1)
	(In millions, except share data)
Cash and cash equivalents	$142.1	$142.9

Debt:
ABL Facility(2)	$177.0	177.0
2012 ABS Facility	661.0	661.0
Amended 2011 Term Loan	2,033.2	2,033.2
Senior Notes(3)	1,346.6	400.8
CMBS Fixed Facility	471.2	471.2
Obligations under capital leases	307.8	307.8
Other debt	33.2	33.2

Total debt(4)	5,030.0	4,084.2

Redeemable common stock, 2,518,118 shares issued and outstanding(5)	43.1	43.1

Shareholders’ equity:
Common stock, $0.01 par value, 600,000,000 shares authorized, actual and as adjusted; 166,666,663 shares issued and outstanding, actual, 211,111,107 shares issued and outstanding, as adjusted	1.7	2.1
Additional paid-in capital	1,625.1	2,592.7
Accumulated deficit	(332.9)	(384.9)
Accumulated other comprehensive loss	(71.7)	(71.7)

Total shareholders’ equity	1,222.1	2,138.2

Total capitalization	$6,295.2	6,265.5

(*)	Amounts may not add due to rounding.
(1)	In connection with this offering, we intend to terminate the Consulting Agreements with each of the Sponsors. We estimate the aggregate termination fee we will owe to the Sponsors pursuant to the existing Consulting Agreements will be $30.7 million, which would reduce total shareholders’ equity. See “Summary—Ownership—Sponsor Arrangements—Termination of Consulting Agreements” and “Certain Relationships and Related Party Transactions—Consulting Agreements.”
(2)	Excludes issued letters of credit totaling $378 million consisting of $71 million issued to secure the Company’s obligations related to certain facility leases, $304 million issued in favor of certain commercial insurers securing the Company’s obligations related to its self-insurance program, and $3 million for other obligations of the Company.
(3)	Includes unamortized issue premium associated with the Senior Notes issuances of $10.8 million at April 2, 2016.
(4)	Deferred financing costs of $23 million actual, and $14 million as adjusted, at April 2, 2016 have been netted against the carrying values of certain of our debt obligations.
(5)

Redeemable common stock is a security with redemption features that are outside the control of the Company, is not classified as shareholders’ equity or a liability in conformity with GAAP, and is not mandatorily redeemable. The Redeemable common stock includes values for common stock issuances to management and key employees, consisting of restricted shares, restricted stock units and stock option awards. Redeemable common stock consisted of 2.5 million shares as of April 2, 2016. Redeemable Common Stock does not include 7,030 unvested restricted stock awards. For a further description of Redeemable common stock, see Note 14, Redeemable Common Stock, in our unaudited consolidated financial statements contained elsewhere in this prospectus.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value or deficit per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the net tangible book value per share attributable to the shares of common stock held by existing owners. For purposes of the dilution calculation, common stock includes outstanding shares presented in Redeemable common stock totaling 2.5 million and 166.7 million outstanding shares of common stock presented in Total shareholders’ equity. See “Capitalization” and Note 2, Summary of Significant Accounting Policies, and Note 15, Share-based Compensation, Redeemable Common Stock Issuances and Redeemable Common Stock, in our audited consolidated financial statements and Note 14, Redeemable Common Stock in our unaudited consolidated interim financial statements contained elsewhere in this prospectus.

Our net tangible book deficit as of April 2, 2016 was approximately $(3,083) million, or approximately $(18.22) per share of common stock. We calculate net tangible book value or deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at the initial public offering price of $23.00 per share (without giving effect to the underwriters’ purchase option), and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book deficit as of April 2, 2016 would have been $(2,115) million, or $(9.90) per share of common stock. This represents an immediate increase in net tangible book value (or decrease in net tangible book deficit) of $8.32 per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $32.90 per share of common stock to investors in this offering at the initial public offering price.

Dilution is determined by subtracting net tangible book value per share of common stock, as adjusted to give effect to this offering, from the initial public offering price per share of common stock.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Initial public offering price per share of common stock		$23.00
Net tangible book deficit per share of common stock as of April 2, 2016	$(18.22)
Increase in net tangible book value per share of common stock attributable to investors in this offering	$8.32

As adjusted net tangible book deficit per share of common stock after the offering		$(9.90)
Dilution per share of common stock to investors in this offering		$32.90

If the underwriters exercise in full their option to purchase additional shares, the as adjusted tangible book deficit per share after giving effect to the offering would be $(8.94) per share. This represents a decrease in as adjusted net tangible book deficit of $9.28 per share to the existing stockholders and dilution in as adjusted net tangible book value of $31.94 per share to new investors.

The following table summarizes, as of April 2, 2016, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below is based on the initial public offering price of $23.00 per share for shares purchased in this offering, gives effect to the $666.3 million one-time special cash distribution paid to our stockholders in January 2016, and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
	(Dollar amounts in millions, except per share amounts)
Existing owners	169,184,781	79.2%	$1,609	61.2%	$9.51
Investors in this offering	44,444,444	20.8%	$1,022	38.8%	$23.00

Total	213,629,225	100%	$2,631	100%	—

If the underwriters were to fully exercise the underwriters’ option to purchase 6,666,667 additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be 76.8% and the percentage of shares of our common stock held by new investors would be 23.2%.

The dilution information above is for illustration purposes only. To the extent that outstanding options are exercised, we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We operate on a 52-53 week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, we report the additional week in the fiscal fourth quarter. Fiscal 2015 ended on January 2, 2016 and was comprised of 53 weeks. Fiscal 2014, 2013, 2012, and 2011 included 52 weeks and ended on December 27, 2014, December 28, 2013, December 29, 2012, and December 31, 2011, respectively. The selected historical consolidated statements of operations data for fiscal 2015, 2014, and 2013, and the related selected balance sheet data as of fiscal 2015 and 2014 year end, have been derived from our audited consolidated financial statements and related notes contained elsewhere in this prospectus. The selected historical consolidated statement of operations data for fiscal 2012 and 2011 and the selected balance sheet data as of fiscal 2013, 2012, and 2011 year end, have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical interim financial data at April 2, 2016 and for the 13-weeks ended April 2, 2016 and March 28, 2015 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for these periods. The interim results are not necessarily indicative of the results for the full year or any future period.

Selected Pro Forma Financial Information

The unaudited basic and diluted pro forma Net income per share data presented below assumes that 42 million additional common shares were outstanding for the fiscal year ended January 2, 2016 and the 13 weeks ended April 2, 2016, which represents the number of common shares that we would have been required to issue to fund the repayment of indebtedness described in the “Use of Proceeds.” The number of common shares that we would have been required to issue to fund the repayment of debt (inclusive of an early redemption premium) was calculated by dividing the anticipated total $967 million debt repayment and redemption premium by the initial public offering price of $23.00 per share. The number of shares used in the pro forma per share data represents the total number of shares, and does not exceed the total number of shares to be issued in the offering.

You should read the following information in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited consolidated interim financial statements, and our consolidated financial statements and related notes contained elsewhere in this prospectus.

The following table presents selected historical consolidated financial data for our business.

	13-Weeks Ended		Fiscal Year
	April 2, 2016	March 28, 2015	2015	2014	2013	2012	2011
	(In millions, except for per share data)
Consolidated Statements of Operations Data:
Net sales	$5,593	$5,554	$23,127	$23,020	$22,297	$21,665	$20,345
Cost of goods sold	4,633	4,625	19,114	19,222	18,474	17,972	16,840

Gross profit	960	929	4,013	3,798	3,823	3,693	3,505
Operating expenses:
Distribution, selling and administrative costs	864	886	3,650	3,546	3,494	3,350	3,194
Restructuring and tangible asset impairment charges	11	1	173	—	8	9	72

Total operating expenses	875	887	3,823	3,546	3,502	3,359	3,266

Operating income	85	42	190	252	321	334	239
Acquisition termination fees—net	—	—	288	—	—	—	—
Interest expense—net	71	71	285	289	306	312	307
Loss on extinguishment of debt	—	—	—	—	42	31	76

Income (loss) before income taxes	14	(29)	193	(37)	(27)	(9)	(144)
Income tax provision (benefit)	1	(36)	25	36	30	42	(42)

Net income (loss)	$13	$7	$168	$(73)	$(57)	$(51)	$(102)

Net income (loss) per share:
Basic	$0.08	$0.04	$0.99	$(0.43)	$(0.34)	$(0.30)	$(0.60)
Diluted(a)	$0.08	$0.04	$0.98	$(0.43)	$(0.34)	$(0.30)	$(0.60)
Unaudited pro forma basic(d)	$0.15		$1.13
Unaudited pro forma diluted(d)	$0.15		$1.12

Weighted-average number of shares used in per share amounts:
Basic	169.1	169.6	169.6	169.5	169.6	169.6	169.0
Diluted(a)	171.5	171.0	171.1	169.5	169.6	169.6	169.0
Unaudited pro forma basic(d)	211.1		211.6
Unaudited pro forma diluted(d)	213.5		213.1

Other Data:
Cash flows—operating activities	$137	$102	$555	$402	$322	$316	$419
Cash flows—investing activities	(81)	(65)	(271)	(118)	(187)	(380)	(338)
Cash flows—financing activities	(432)	(3)	(110)	(120)	(197)	103	(301)
Capital expenditures	37	57	187	147	191	293	304
EBITDA(b)	187	142	876	664	667	659	506
Adjusted EBITDA(b)	203	158	875	866	845	841	812
Adjusted Net income(b)	28	24	154	126	111	129	102
Free cash flow(b)	100	45	368	255	131	23	115

	As of April 2, 2016 (unaudited)		As of Fiscal Year End
	(Pro forma)(c)	Actual	2015	2014	2013	2012	2011
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$143	$142	$518	$344	$180	$242	$203
Total assets	9,025	9,024	9,239	9,023	9,138	9,208	8,857
Total debt	4,084	5,030	4,745	4,714	4,722	4,759	4,582
Total shareholders’ equity	2,138	1,222	1,873	1,622	1,844	1,776	1,823

(a)	When there is a loss for the applicable period, weighted average fully diluted shares outstanding was not used in the computation as the effect would be antidilutive.
(b)	EBITDA, Adjusted EBITDA, and Adjusted Net income are measures used by management to measure operating performance. EBITDA is defined as Net income (loss), plus Interest expense—net, Income tax provision (benefit), and Depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for 1) Sponsor fees; 2) Restructuring and tangible asset impairment charges; 3) Share-based compensation expense; 4) the non-cash impact of net LIFO reserve adjustments; 5) Loss on extinguishment of debt; 6) Pension settlement; 7) Business transformation costs; 8) Acquisition-related costs; 9) Acquisition termination fees—net; and 10) Other gains, losses, or charges as specified in our debt agreements. Adjusted Net income is defined as Net income (loss) excluding the items used to calculate Adjusted EBITDA listed above and further adjusted for the tax effect of the exclusions. EBITDA, Adjusted EBITDA, and Adjusted Net income as presented in this prospectus are supplemental measures of our performance that are not required by—or presented in accordance with—GAAP. They are not measurements of our performance under GAAP and should not be considered as alternatives to Net income (loss) or any other performance measures derived in accordance with GAAP.

Free cash flow is defined as Cash flows provided by operating activities less Capital expenditures. Free cash flow is used by management as a supplemental measure of our liquidity. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free cash flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to Cash flows provided by operating activities.

(c)	In connection with this offering, we intend to terminate the Consulting Agreements with each of the Sponsors. We estimate the aggregate termination fee we will owe to the Sponsors pursuant to the existing Consulting Agreements will be $30.7 million, which will reduce total shareholders’ equity. See “Summary—Ownership—Sponsor Arrangements—Termination of Consulting Agreements” and “Certain Relationships and Related Party Transactions—Consulting Agreements.” We also intend to utilize the net proceeds from this offering to pay down a portion of our 8.5% Senior Notes due 2019 and to pay the related redemption premium. We estimate the aggregate early redemption premium will be approximately $20 million, which will reduce total shareholders’ equity.
(d)	The calculation of unaudited basic and diluted pro forma Net income per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. Unaudited basic and diluted pro forma Net income per common share assumes that $967 million of the proceeds of the proposed offering were used to redeem certain of USF’s debt, inclusive of the early redemption premium, and includes a pro forma adjustment to reflect the elimination of annual interest expense in the amount of $82 million related to debt redeemed, assuming that such proceeds and redemption occurred on December 28, 2014. The number of shares used for purposes of pro forma per share data represents the total number of shares, and does not exceed the total number of shares, to be issued in the offering. The non-recurring consulting termination fee payable to the Sponsors in 2016, and the early redemption premium associated with the redemption of our Senior Notes described in (c) above, does not result in a pro forma adjustment to basic and diluted Net income per share.

The table below sets forth the computation of the Company’s unaudited basic and diluted pro forma Net income per common share for the 13-weeks ended April 2, 2016 and the fiscal year ended January 2, 2016:

PRO FORMA NET INCOME PER SHARE:

	13-Weeks Ended		Fiscal Year Ended
	April 2, 2016		January 2, 2016
(In millions, except per share data)	Basic	Diluted	Basic	Diluted

Net income	$13	$13	$168	$168
Pro forma adjustments:
Interest expense—net, net of tax	19	19	71	71

Pro forma net income	$32	$32	$239	$239

Weighted average common shares outstanding	169.1	171.5	169.6	171.1
Adjustment to weighted average common shares outstanding related to the offering(*)	42.0	42.0	42.0	42.0

Pro forma weighted average common shares outstanding	211.1	213.5	211.6	213.1

Pro forma income per share	$0.15	$0.15	$1.13	$1.12

(*)	Please see footnote (d), above.

Non-GAAP Reconciliations

We provide EBITDA, Adjusted EBITDA, and Adjusted Net income as supplemental measures to GAAP regarding the Company’s operational performance. These financial measures exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP.

We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because they exclude amounts that we do not consider part of our core operating results when assessing our performance. Examples of items excluded from Adjusted EBITDA include Restructuring and tangible asset impairment charges, Loss on extinguishment of debt, Sponsor fees, Share-based compensation expense, Pension settlements, Business transformation costs (business costs associated with the redesign of systems and processes), Acquisition related costs, Acquisition termination fees—net, and other items as specified in our debt agreements.

We believe that Adjusted Net income is a useful measure of operating performance for both management and investors because it excludes items that are not reflective of our core operating performance and provides an additional view of our operating performance including depreciation, amortization, interest expense, and income taxes on a consistent basis from period to period. Adjusted Net income is Net income (loss) excluding such items as Restructuring and tangible asset impairment charges, Loss on extinguishment of debt, Sponsor fees, Share-based compensation expense, Pension settlements, Business transformation costs (cost associated with redesign of systems and process), and other items, and adjusted for the tax effect of the exclusions. We believe that Adjusted Net income is used by investors, analysts and other interested parties to facilitate period-over-period comparisons and provides additional clarity as to how factors and trends impact our operating performance.

Management uses these non-GAAP financial measures (a) to evaluate the Company’s historical and prospective financial performance as well as its performance relative to its competitors as they assist in highlighting trends, (b) to set internal sales targets and spending budgets, (c) to measure operational profitability and the accuracy of forecasting, (d) to assess financial discipline over operational expenditures, and (e) as an important factor in determining variable compensation for management and employees. EBITDA and Adjusted EBITDA are also used for certain covenants and restricted activities under our debt agreements. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.

We use Free cash flow to review the liquidity of our operations. We measure Free cash flow as Cash flows provided by operating activities less capital expenditures. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments.

We caution readers that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA, Adjusted Net income, and Free cash flow may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA, Adjusted EBITDA, Adjusted Net income or Free cash flow in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

The following table reconciles EBITDA, Adjusted EBITDA, Adjusted Net income, and Free cash flow to the most directly comparable GAAP financial performance and liquidity measures for the periods indicated:

	13-Weeks Ended		Fiscal Year
	April 2, 2016	March 28, 2015	2015	2014	2013	2012	2011
	(In millions)(*)
Net income (loss)	$13	$7	$168	$(73)	$(57)	$(51)	$(102)
Interest expense—net	71	71	285	289	306	312	307
Income tax provision (benefit)	1	(36)	25	36	30	42	(42)
Depreciation and amortization expense	103	99	399	412	388	356	343

EBITDA	187	142	876	664	667	659	506
Adjustments:
Sponsor fees(1)	2	3	10	10	10	10	10
Restructuring and tangible asset impairment charges(2)	11	1	173	—	8	9	72
Share-based compensation expense(3)	5	2	16	12	8	4	15
Net LIFO reserve change(4)	(11)	(24)	(74)	60	12	13	59
Loss on extinguishment of debt(5)	—	—	—	—	42	31	76
Pension settlements(6)	—	—	—	2	2	18	—
Business transformation costs(7)	9	9	46	54	61	75	45
Acquisition related costs(8)	1	15	85	38	4	—	—
Acquisition termination fees—net(9)	—	—	(288)	—	—	—	—
Other(10)	(2)	10	31	26	31	22	29

Adjusted EBITDA	$203	158	$875	$866	$845	$841	$812
Depreciation and amortization expense	(103)	(99)	(399)	(412)	(388)	(356)	(343)
Interest expense—net	(71)	(71)	(285)	(289)	(306)	(312)	(307)
Income tax (provision) benefit, as adjusted(11)	(1)	36	(37)	(39)	(40)	(44)	(60)

Adjusted Net income	$28	$24	$154	$126	$111	$129	$102

Free cash flow
Cash flows from operating activities	$137	$102	$555	$402	$322	$316	$419
Capital expenditures	37	57	187	147	191	293	304

Free cash flow	$100	$45	$368	$255	$131	$23	$115

(*)	Amounts may not add due to rounding.
(1)	Consists of management fees paid to the Sponsors.
(2)	Consists primarily of facility closing costs, including severance and related costs, tangible asset impairment charges, organizational realignment costs, and estimated multiemployer pension withdrawal liabilities.
(3)	Share-based compensation expense for vesting of stock awards.

(4)	Represents the non-cash impact of net LIFO reserve adjustments.
(5)	Includes fees paid to debt holders, third party costs, early redemption premium, and the write off of unamortized debt issuance costs.
(6)	Consists of charges resulting from lump-sum payment settlements to retirees and former employees participating in several USF-sponsored pension plans.
(7)	Consists primarily of costs related to significant process and systems redesign across multiple functions.
(8)	Consists of costs related to the Acquisition, including certain 2016 employee retention costs.
(9)	Consists of net fees received in connection with the termination of the Acquisition Agreement.
(10)	Other includes gains, losses or charges as specified in our debt agreements.
(11)	Represents the Company’s income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net income and the removal of applicable discrete tax items. The tax effect of pre-tax items excluded from Adjusted Net income is computed using a statutory tax rate after taking into account the impact of permanent differences and valuation allowances. The Company recorded a valuation allowance against federal and state net deferred tax assets in the 13-week periods ended April 2, 2016 and March 28, 2015 and fiscal years 2012 through 2015 and recorded a valuation allowance against state net deferred tax assets in fiscal year 2011. The result was an immaterial tax effect related to pre-tax items excluded from Adjusted Net income in the 13-week periods ended April 2, 2016 and March 28, 2015 and fiscal years 2012 through 2015 and a tax effect in fiscal year 2011 computed using the federal statutory tax rate of 35%. Applicable discrete tax items include changes in tax laws or rates, changes related to prior year unrecognized tax benefits, changes in valuation allowances, and the tax benefits recognized in continuing operations due to the existence of a gain in Other comprehensive income and loss in continuing operations.

A reconciliation between the GAAP income tax (provision) benefit and the income tax (provision) benefit, as adjusted, is as follows:

	13-Weeks Ended		Fiscal Year Ended
	April 2, 2016	March 28, 2015	2015	2014	2013	2012	2011
GAAP Income tax (provision) benefit	$(1)	$36	$(25)	$(36)	$(30)	$(42)	$42
Tax impact of pre-tax income adjustments	—	—	—	—	—	—	(107)
Discrete tax items	—	—	(12)	(3)	(10)	(2)	5

Income tax (provision) benefit, as adjusted	$(1)	$36	$(37)	$(39)	$(40)	$(44)	$(60)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” and our historical audited and unaudited interim consolidated financial statements and related notes contained elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates, and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a leading foodservice distributor in the United States, with about $23 billion in Net sales in fiscal 2015. We supply approximately 250,000 customer locations nationwide consisting of independently owned single and multi-unit restaurants, regional restaurant concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations. We provide over 400,000 fresh, frozen and dry food SKUs and non-food items, including our extensive and growing assortment of private brands that offer uncompromised quality and ingredients, sourced from approximately 5,000 suppliers. We strive to bring labor savings and waste reduction to the chef without sacrificing quality, all at price points that support our customer competitiveness, while offering menu ideas that satisfy changing consumer trends and preferences. We employ over 4,000 sales associates, that leverage a team-based selling approach, supported by marketing, category management and merchandising professionals as well as a sales support team of experienced, world-class chefs and restaurant operations consultants. Additionally, our e-commerce and analytical tools enable our customers to more easily transact with us and facilitate more consultative and value-added relationships between our customers and the sales associates. We operate a network of 62 distribution facilities and a fleet of approximately 6,000 trucks with an efficient, functionalized operating model that retains the flexibility to execute locally across our nationwide presence.

Termination of Sysco Acquisition Agreement

In December 2013, we entered into an agreement to merge with Sysco Corporation. Following the failure to obtain regulatory approvals, the Acquisition Agreement was subsequently terminated on June 26, 2015. This 18-month period was challenging for our business. Sales growth slowed as many potential new customers were hesitant to switch their business to us during this period of uncertainty. During this time, we remained focused on our strategy by bringing innovative products to market, expanding our portfolio of business solutions for our customers and driving advancements in technology. As it became apparent that obtaining regulatory approval would be more challenging than expected, we began to see a recovery of sales momentum, particularly with our independent restaurant customers. Following the termination of the Acquisition Agreement, this momentum has continued to build.

Business Drivers, Trends and Outlook

General economic trends and conditions, including demographic changes, inflation, deflation, consumer confidence and disposable income, coupled with changing tastes and preferences, influence the amount that consumers spend on food-away-from-home, which can affect our customers and in turn our sales. Additionally, given that a large portion of our business is based on markups over cost, sudden inflation or prolonged deflation can negatively impact our sales and gross margin. Despite these economic conditions, and the period of uncertainty related to the Acquisition noted above, our sales and case volume have remained strong, with increasing growth to our independently owned single and multi-unit restaurant customers. Our investments in a common technology platform, efficient transactional and operational model, e-commerce and analytic tools that support our team-based selling approach, coupled with merchandising and product innovation, have helped us leverage our costs, maintain our sales, and differentiate us from our competitors.

During fiscal 2016, we expect positive growth in foodservice industry demand; however, we expect competitive pressures to remain high. Sales to our independent restaurant customers, which generally have higher gross margins, are accounting for an increasing proportion of our sales mix. Sales of our private brands, which generally have higher gross margins compared to similar manufacturer-branded offerings, are also increasing as compared to the prior fiscal year. In addition to our focus on sales growth, we are continuing to focus on our operating costs, including consolidating and optimizing our distribution facilities, changes to our field operational model, and our benefit programs.

As of April 2, 2016, approximately one-third of our facilities have collective bargaining agreements. In fiscal year 2016, fourteen collective bargaining agreements covering approximately 1,600 employees are subject to renegotiation. While we believe we generally have good relations with our employees, including those represented by unions, from time to time we experience work stoppages or strikes. In April 2016, we provided notice to our employees that we were shutting down our Baltimore, Maryland distribution center in June 2016. The employees represented by Teamster Locals 570 and 355 went on strike. In May 2016 employees represented by Teamster local unions at our Cleveland, Ohio and Buffalo, New York distribution centers engaged in sympathy strikes in support of the Baltimore unions. We intend to transfer our Baltimore business to our other distribution centers, but in the interim, we continue to serve our customers using temporary labor. In May 2016, employees represented by the Teamsters local union at our Corona distribution center went and are currently on strike over an unfair labor practice charge that was filed in February 2016. Employees represented by Teamster local unions at our Phoenix, Arizona, San Diego and La Mirada, California distribution centers went and are currently on sympathy strikes in support for the Corona unfair labor practice strike. While we do not believe these labor disruptions will have a material impact on our business, because of our contingency plans to mitigate any adverse effects of such labor disputes and work stoppages, customer deliveries could be delayed. Additionally, our warehouse and delivery costs can increase as a result of such strikes and actions taken to ensure customer deliveries. We are continuing to evaluate the impact of these recent union actions on our results of operations. We will remain focused on executing our growth strategies, adding value for and differentiating ourselves with our customers, and driving continued operational improvement in the business.

Selected Consolidated Results of Operations, EBITDA, Adjusted EBITDA, Adjusted Net income, and Free cash flow

The following table presents selected consolidated results of operations of our business for the periods indicated:

	13-Weeks Ended		Fiscal Year
	April 2, 2016	March 28, 2015	2015	2014	2013
	(In millions, except percentages)
Consolidated Statements of Operations:
Net sales	$5,593	$5,554	$23,127	$23,020	$22,297
Cost of goods sold	4,633	4,625	19,114	19,222	18,474

Gross profit	960	929	4,013	3,798	3,823
Operating expenses:
Distribution, selling and administrative costs	864	886	3,650	3,546	3,494
Restructuring and tangible asset impairment charges	11	1	173	—	8

Total operating expenses	875	887	3,823	3,546	3,502

Operating income	85	42	190	252	321
Acquisition termination fees—net	—	—	288	—	—
Interest expense—net	71	71	285	289	306
Loss on extinguishment of debt	—	—	—	—	42

Income (loss) before income taxes	14	(29)	193	(37)	(27)
Income tax provision (benefit)	1	(36)	25	36	30

Net income (loss)	$13	$7	$168	$(73)	$(57)

Percentage of Net Sales:
Gross profit	17.2%	16.7%	17.4%	16.5%	17.1%
Distribution, selling and administrative costs	15.4%	16.0%	15.8%	15.4%	15.7%
Operating expense	15.6%	16.0%	16.5%	15.4%	15.7%
Operating income	1.5%	0.8%	0.8%	1.1%	1.4%
Net income (loss)	0.2%	0.1%	0.7%	(0.3)%	(0.3)%
Adjusted EBITDA(a)	3.6%	2.8%	3.8%	3.8%	3.8%

Other Data:
Cash flows—operating activities	$137	$102	$555	$402	$322
Cash flows—investing activities	(81)	(65)	(271)	(118)	(187)
Cash flows—financing activities	(432)	(3)	(110)	(120)	(197)
EBITDA(a)	187	142	876	664	667
Adjusted EBITDA(a)	203	158	875	866	845
Adjusted Net income(a)	28	24	154	126	111
Free cash flow(a)	100	45	368	255	131

(a)

EBITDA, Adjusted EBITDA, and Adjusted Net income are measures used by management to measure operating performance. EBITDA is defined as Net income (loss), plus Interest expense—net, Income tax provision, and Depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for 1) Sponsor fees; 2) Restructuring and tangible asset impairment charges; 3) Share-based compensation expense; 4) the non-cash impact of net LIFO reserve adjustments; 5) Loss on extinguishment of debt; 6) Pension settlements; 7) Business transformation costs; 8) Acquisition-related costs; 9) Acquisition termination fees—net; and 10) Other gains, losses, or charges as specified in our debt agreements. Adjusted Net income is defined as Net income (loss) excluding the items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions. EBITDA, Adjusted EBITDA and Adjusted Net income as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our performance under GAAP and should not be considered as alternatives to Net income (loss) or any other performance measures derived in accordance with GAAP.

Free cash flow is defined as Cash flows provided by operating activities less Capital expenditures. Free cash flow is used by management as a supplemental measure of our liquidity. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free cash flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to Cash flows provided by operating activities.

For additional information, see “Selected Historical Consolidated Financial Data—Non-GAAP Reconciliations.”

Consolidated Results of Operations

Accounting Periods

We operate on a 52-53 week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, we report the additional week in the fourth quarter. Fiscal year 2015 consisted of 53 weeks while the comparative fiscal years consisted of 52 weeks.

13-Weeks Ended April 2, 2016 and March 28, 2015

Highlights

The comparison of results between the 13-weeks ended April 2, 2016 and March 28, 2015 is as follows:

•	Net sales increased $39 million, or 0.7%, to $5,593 million. Case growth increased 2.4%.

•	Independent restaurant case volume grew 8.0%.

•	Operating income increased $43 million, or 102%, to $85 million in 2016. As a percentage of Net sales, Operating income increased to 1.5% in 2016, as compared to 0.8% in 2015.

•	Adjusted EBITDA increased to $203 million in 2016 from $158 million in 2015. As a percentage of Net sales, Adjusted EBITDA increased to 3.6%, in 2016 compared to 2.8% in 2015.

Net Sales

Net sales increased $39 million, or 0.7%, to $5,593 million in 2016, which is comprised of a 2.4% increase in case volume and a 1.7% reduction in the overall rate per case. The increase in case volume improved Net sales by approximately $133 million, while the rate per case reduced Net sales by approximately $94 million.

Restaurant case volume increased 0.2%; however, within restaurants we experienced strength in independent restaurant customer growth as merger uncertainty lifted, which was offset by declines in national restaurant chain customers as a result of our exit from serving certain national restaurant chain customers in 2015. Independent restaurant customer case growth was 8.0%. We also experienced case growth with hospitality customers. Sales of private brand products represented approximately 32% of total sales in 2016, increasing approximately 80 basis points as compared to the first quarter of 2015.

Excluding the impact of acquisitions, Net sales increased $5 million, or 0.1%, and case volume increased 1.8%. The increase in case volume improved Net sales by approximately $99 million, while the rate per case reduced sales by approximately $94 million. Excluding the effect of acquisitions, restaurant case volume decreased 0.6%, and Independent restaurant customer case volume increased 6.6%.

The overall price per case decline of 1.7% as compared to the first quarter of 2015, reflects the deflationary environment. Deflation experienced during a significant portion of 2015 moderated but continued into the first quarter of 2016. Changes in product cost impact Net sales since a significant portion of our business is based on markups over cost.

Gross Profit

Gross profit increased $31 million, or 3.3%, to $960 million in the first quarter of 2016. As a percentage of Net sales, Gross profit increased by 0.5% to 17.2% in 2016 from 16.7% in 2015. Higher sales volume, including the impact of acquisitions, increased Gross profit by 2.5%, compared to 2015. Additionally, merchandising initiatives, including efforts to reduce product costs through vendor management and other margin improvement initiatives, increased Gross profit by 2.2% over the first quarter of 2015. Our LIFO inventory costing decreased Gross profit by $13 million, or 1.4%, as compared to the prior year. Deflationary trends resulted in a LIFO benefit of $11 million compared to a benefit of $24 million in 2015. While deflation moderated year over year, the Company continued to see deflation in center-of-plate items such as beef and seafood.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative costs decreased $22 million, or 2.4%, to $864 million in 2016. As a percentage of Net sales, Distribution, selling and administrative costs decreased 0.6% to 15.4% in 2016 from 16.0% in 2015. The decrease was due to $13 million of lower Acquisition-related costs, $6 million of lower fuel expenses, driven by declining fuel prices, a $6 million decrease in our pension and other postretirement benefit costs and a $15 million decrease in legal settlement costs. These were partially offset by an $8 million increase in wages and other employee-related expenses, a $3 million increase in professional service fees due to initiatives including our IPO readiness costs, a $3 million increase in depreciation and amortization expense, primarily related to fleet assets, and a lower net insurance benefit of $3 million related to a facility tornado loss in 2014.

Restructuring and Tangible Asset Impairment Charges

During 2015, we announced plans to streamline our field operational model and a tentative decision to close our distribution facility in Baltimore, Maryland. During the first quarter of 2016 we incurred an additional $10 million in charges related to the field restructuring and the Baltimore facility closure. Restructuring and tangible asset impairment charges were immaterial in the first quarter of 2015.

Operating Income

Operating income increased $43 million, or 102%, to $85 million in 2016. Operating income as a percent of Net sales increased 0.7% to 1.5% for the quarter, up from 0.8% in 2015. The change was primarily due to the factors discussed above.

Interest Expense—Net

Interest expense—net was $71 million for the first quarter of 2016 and 2015. An increase in borrowings on our revolving credit facilities was offset by the effect of certain deferred finance fees associated with our 2007 acquisition being fully amortized during the second quarter of 2015.

Income Taxes

The determination of our overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in various United States federal and state jurisdictions based on enacted tax law, permanent differences between book and tax items, tax credits and our change in relative income in each jurisdiction.

We estimated our annual effective tax rate for the full fiscal year and applied the annual effective tax rate to the results of the 13-weeks ended April 2, 2016 and March 28, 2015 for purposes of determining our year-to-date tax expense (benefit).

The valuation allowance against the net deferred tax assets was $152 million at January 2, 2016. The valuation allowance against the net deferred tax assets decreased $7 million during the 13-weeks ended April 2, 2016, which resulted in a $145 million total valuation allowance at April 2, 2016. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

The effective tax rate for the 13-weeks ended April 2, 2016 and March 28, 2015 of 6% and 125%, respectively, varied from the 35% federal statutory rate primarily due to a change in the valuation allowance. During the 13-weeks ended April 2, 2016 and March 28, 2015, the valuation allowance decreased $6 million and $22 million, respectively. The decrease in the valuation allowance during the 13-weeks ended April 2, 2016 was primarily related to a reduction of net deferred tax assets resulting from the estimated ordinary income used to determine the estimated annual effective tax rate for the full fiscal year. The decrease in valuation allowance during the 13-weeks ended March 28, 2015 was primarily the result of the application of the estimated annual effective tax rate to the year to date ordinary loss. In determining the estimated annual effective tax rate for fiscal 2015, the Company estimated an increase in the valuation allowance due to an increase in deferred tax liabilities related to indefinite-lived intangibles. While the Company estimated ordinary income and an increase in the valuation allowance for the full fiscal year, the valuation allowance as of March 28, 2015 decreased as a result of the application of the annual effective tax rate to the year to date ordinary loss.

Net Income

Our Net income was $13 million in 2016 as compared with a Net income of $7 million in 2015. The increase in Net income was primarily due to the factors discussed above.

Fiscal Years Ended January 2, 2016 and December 27, 2014

Highlights

•	Net sales for fiscal year 2015 increased 0.5% to $23,127 million as compared to $23,020 million in fiscal year 2014. Excluding the estimated impact of the 53rd week in 2015, Net sales decreased by approximately 1.1%.

•	Operating income for fiscal year 2015 was $190 million. As a percentage of Net sales, Operating income decreased to 0.8% for fiscal year 2015, as compared to 1.1% in fiscal year 2014. Operating income includes $173 million of charges incurred related to initiatives designed to optimize our operating model and to reduce our operating cost base.

•	Net income in fiscal year 2015 was $168 million as compared to a Net loss of $73 million in fiscal year 2014. Fiscal year 2015 includes $288 million in net fees received in connection with the termination of the Acquisition Agreement and acquisition related costs of $85 million as compared to $38 million in fiscal 2014.

•	Adjusted EBITDA in fiscal year 2015 was $875 million as compared to $866 million in fiscal year 2014. As a percentage of Net sales, Adjusted EBITDA was 3.8% in both the 2015 and 2014 periods.

•	Fiscal year 2015 included 53 weeks while fiscal year 2014 included 52 weeks. To enhance comparability, the estimated impact of the 53rd week is noted below.

Net Sales

Net sales increased $107 million, or 0.5%, to $23,127 million in 2015 as compared to 2014. Case volume increased 1% in 2015 as compared to 2014. The impact of the 53rd week on Net sales was estimated to be a 1.5% increase in case volume or approximately $350 million. Excluding the estimated impact of the 53rd week in 2015, Net sales decreased by 1.1% as a result of a 0.5% decline in case volume and a 0.6% reduction in overall price per case. The decline in case volume and price per case decreased Net sales by $106 million and $136 million, respectively.

Restaurant case volume changes were relatively consistent with total case volume changes; however, within restaurants we experienced a recovery in independent restaurant customer growth as merger uncertainty lifted, which was offset by declines in national restaurant chain customers partly as a result of our exit from serving certain national restaurant chain customers in 2015 compared to 2014. Independent restaurant customer case growth, excluding the estimated impact of the 53rd week in 2015, was 4.0%. Total case volume was negatively impacted by approximately 1.6% as a result of no longer serving the previously noted national restaurant chain customers. Sales of private brand products represented approximately 30% of total sales in both 2015 and 2014.

The overall price per case decline of 60 basis points reflects the deflationary environment in 2015. Inflation earlier in 2015 shifted to deflation through much of 2015. Changes in product cost impact Net sales since a significant portion of our business is based on markups over cost.

Gross Profit

Gross profit increased $215 million, or 5.7%, to $4,013 million in 2015. As a percentage of Net sales, Gross profit increased by 0.9% to 17.4% in 2015 from 16.5% in 2014. Our LIFO inventory costing increased Gross profit by $134 million or 3.5% as compared to the prior year. Fiscal 2015 had a LIFO benefit of $74 million compared to a LIFO charge of $60 million in 2014, driven by product deflation through much of 2015 compared to inflation in 2014. Product categories experiencing cost inflation in 2015 included beef, while areas of more significant deflation included cheese, pork, and seafood. The impact of the 53rd week on Gross profit in 2015 was estimated to be an increase of approximately $60 million. Excluding the estimated impact of the 53rd week in 2015, Gross profit increased approximately 4.1%, as compared to 2014. Additionally, merchandising initiatives, including efforts to reduce product costs through vendor management and other margin improvement initiatives, increased Gross profit by 1.1% over fiscal year 2014 while lower sales volume reduced Gross profit by 0.5%, compared to fiscal year 2014.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative costs increased $104 million, or 2.9%, to $3,650 million in 2015. As a percentage of Net sales, Distribution, selling and administrative costs increased 40 basis points to 15.8% in 2015 from 15.4% in 2014. The increase was due to $47 million of higher Acquisition-related costs, a $49 million increase in salaries and wages, an $11 million increase in our pension and other postretirement benefit costs, which were impacted by the 2014 year end re-measurement, reflecting lower discount rates, and the 2014 year end mortality table updates related to our Company-sponsored benefit plans (see “—Retirement Plans” below), $16 million in legal settlement costs and $16 million of brand re-launch and related marketing costs. These were partially offset by $24 million of lower fuel expenses, driven by declining fuel prices, a $12 million decrease in depreciation and amortization expense, primarily related to information technology and fleet assets, and a net insurance benefit of $11 million related to a prior year facility tornado loss. The impact of the 53rd week on Distribution, selling and administrative costs is estimated to be approximately $50 million. Excluding the estimated impact of the 53rd week in 2015, Distribution, selling and administrative costs increased approximately 1.5% as compared to 2014.

Restructuring and Tangible Asset Impairment Charges

During 2015, the following events occurred:

•	We reached a settlement with Central States. The settlement relieves the Company’s participation in the “legacy” pool and settled the related legacy multiemployer pension withdrawal liability, and commenced the Company as a new employer status in the “hybrid” pool of the Central States Teamsters Southeast and Southwest Area Pension Fund (“Central States Plan”). The payment also included the settlement of certain other Central States multiemployer pension withdrawal liabilities relating to facilities closed prior to 2015 and the related Eagan Minnesota labor dispute. The settlement resulted in a restructuring charge of $88 million representing the excess of the $97 million cash payment over the aforementioned prior liabilities related to these previously closed facilities.

•	We announced our plan to streamline our field operational model. A restructuring charge of $30 million was recorded in fiscal year 2015 and consisted primarily of employee separation related costs. We anticipate the reorganization will be completed in fiscal year 2016, and we expect to incur additional charges in fiscal year 2016 related to this organizational realignment, which we estimate to be approximately $7 million.

•	We announced our tentative decision to close the Baltimore, Maryland distribution facility and accrued a $55 million charge, including $50 million for the estimated multiemployer pension plan withdrawal. The estimated multiemployer pension liability was based on the latest available information received from the respective plans’ administrator and represents an estimate for a calendar year 2015 withdrawal. Due to the lack of current information, including changes in market conditions, and funded status of the related multiemployer pension plans, the settlement of these multiemployer pension withdrawal liabilities could materially differ from this estimate. A final decision to close the Baltimore distribution center was announced in April 2016.

Acquisition Termination Fees—Net

Fiscal year 2015 included net Acquisition termination fee income of $288 million, comprised of $300 million paid to us in connection with the termination of the Acquisition Agreement offset in part by a $12.5 million termination fee paid by us in connection with the termination of the related asset purchase agreement.

Interest Expense—Net

Interest expense—net decreased $4 million to $285 million in 2015. The decrease related primarily to certain deferred financing fees associated with our 2007 acquisition being fully amortized during the second quarter of 2015, partially offset by approximately $5 million of additional interest expense due to the 53rd week.

Income Taxes

We recorded Income tax provisions of $25 million and $36 million for 2015 and 2014, respectively. The effective tax rate of 13% for 2015 was primarily affected by a $48 million decrease in the valuation allowance and deferred tax liabilities related to indefinite-lived intangibles, which are generally not considered a source of support for realization of the net deferred tax asset. The effective tax rate of 97% for 2014 was primarily affected by a $55 million increase in the valuation allowance and deferred tax liabilities related to indefinite-lived intangibles and an $8 million increase in deferred tax assets related to additional income tax credits. The difference between the $48 million decrease in the valuation allowance and deferred tax liabilities related to indefinite-lived intangibles in 2015 as compared to an increase of $55 million in 2014 was primarily the result of income received in connection with the Acquisition Agreement termination fee in 2015 and an increase in valuation allowance related to the increase in deferred tax assets for additional income tax credits in 2014. See Note 20, Income Taxes, in our consolidated financial statements for a reconciliation of our effective tax rates to the statutory rate.

Fiscal Years Ended December 27, 2014 and December 28, 2013

Highlights

•	Net sales increased $723 million in 2014, or 3.2%, to $23,020 million.

•	Operating income, as a percentage of Net sales, was 1.1% in 2014 as compared to 1.4% in 2013.

•	Net loss was $73 million in 2014 as compared to a Net loss of $57 million in 2013 and reflects an increase of $34 million in Acquisition-related costs.

•	Adjusted EBITDA increased 2.5% or $21 million, to $866 million.

Net Sales

Net sales increased $723 million, or 3.2%, to $23,020 million in 2014 as compared to $22,297 million in 2013. Although case volume declined 1.2% or approximately $275 million, product cost inflation resulted in an overall price per case increase of 4.5%, increasing Net sales by approximately $998 million because a significant portion of our business is based on markups over cost. The increase in sales was partially offset by the impact of competitive market conditions and lower case volume. Restaurant volume was the primary driver of a decrease in total cases as a result of our exit from serving certain national restaurant chain customers and represents a 1.4% case volume decrease compared to the prior year. Sales of private brand products were approximately 30% of our Net sales in fiscal 2014, representing approximately a 90 basis points increase as compared to 2013.

Gross Profit

Gross profit decreased $25 million, or 0.6%, to $3,798 million in 2014 from $3,823 million in 2013. As a percentage of Net sales, Gross profit decreased by 0.6% to 16.5% in 2014 from 17.1% in 2013. Our LIFO inventory costing decreased Gross profit by 1.3% or approximately $48 million as compared to the prior year due to higher product cost inflation in 2014. In addition to the impact of LIFO, lower sales volume reduced gross profit by 1.3%, compared to last year. Continued competitive market conditions also impacted our ability to pass along year over year product inflation, negatively impacting year over year gross profit. Significant product categories experiencing higher inflation included several center-of-plate products, and cheese and dairy. Merchandising initiatives, including efforts to reduce product costs through vendor management and other margin improvement initiatives partially offset by the impact of higher product costs resulted in a 2.1% increase to Gross profit compared to 2013.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative expenses increased $52 million, or 1.5%, to $3,546 million in 2014 from $3,494 million in 2013. As a percentage of Net sales, Distribution, selling and administrative costs decreased by 30 basis points to 15.4% in 2014 from 15.7% in 2013. The 2014 increase was due primarily to $38 million of costs related to the terminated Acquisition Agreement, and a $24 million increase in depreciation and amortization expense, primarily due to technology and fleet investments. These increases were partially offset by a $9 million decrease in marketing and branding-related costs. Year over year wage inflation increases were offset by lower headcount and a $20 million decrease in pension and other postretirement benefit costs related to our Company-sponsored benefit plans.

Restructuring and Tangible Asset Impairment Charges

Restructuring and tangible asset impairment charges were immaterial in 2014. During 2013, we recognized Restructuring and tangible asset impairment charges of $8 million mainly attributable to the decision to close three distribution facilities that ceased operating in 2014, resulting in $4 million of severance and related costs. The remainder was attributable to impairment charges related to the adjustment to estimated fair value, less costs to sell, of certain Assets held for sale and other severance costs.

Interest Expense-Net

Interest expense—Net decreased $17 million to $289 million in 2014 from $306 million in 2013. Lower overall borrowing costs as a result of the 2013 debt refinancing transactions and a decrease in average borrowings on our revolving credit facility were partially offset by higher interest expense attributable to capital lease additions.

Loss on Extinguishment of Debt

The 2013 Loss on extinguishment of debt consists of a write-off of unamortized debt issuance costs, as well as loan fees and third party costs relating to the Amended 2011 Term Loan, and an early redemption premium and a write-off of unamortized debt issuance costs relating to the redemption of our 11.25% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”).

Income Taxes

We recorded Income tax provisions of $36 million and $30 million for 2014 and 2013, respectively. The effective tax rate of 97% for 2014 was primarily affected by a $55 million increase in the valuation allowance and deferred tax liabilities related to indefinite-lived intangibles and an $8 million increase in deferred tax assets related to additional income tax credits. The effective tax rate of 109% for 2013 was primarily affected by a $32 million increase in the valuation allowance and deferred tax liabilities related to indefinite-lived intangibles and a $5 million decrease in deferred tax assets for stock awards settled. The difference between the $55 million increase in the valuation allowance and deferred tax liabilities related to indefinite-lived intangibles in 2014 as compared to an increase of $32 million in 2013 was primarily the result of additional valuation allowance related to the increase in deferred tax assets for additional income tax credits in 2014, less valuation allowance for the decrease in deferred tax assets for stock awards settled in 2013, and a tax benefit recognized in continuing operations due to the year-to-date gain in Other comprehensive income in 2013. See Note 20, Income Taxes, in our consolidated financial statements for a reconciliation of our effective tax rates to the statutory rate.

Liquidity and Capital Resources

Our operations and strategic objectives require continuing capital investment. Our resources include cash provided by operations, as well as access to capital from bank borrowings, various types of debt, and other financing arrangements.

Indebtedness

We are highly leveraged, with significant scheduled debt maturities during the next five years. A substantial portion of our liquidity needs arise from debt service requirements, and from the ongoing costs of operations, working capital and capital expenditures. As of April 2, 2016, we had $5,019 million in aggregate indebtedness outstanding, net of $23 million of unamortized deferred financing costs.

Our primary financing sources for working capital and capital expenditures are the ABL Facility and the 2012 ABS Facility. As of April 2, 2016, we had aggregate commitments for additional borrowings under the ABL Facility and the 2012 ABS Facility of $884 million, of which $798 million was available based on our borrowing base, all of which was secured.

The ABL Facility provides for loans of up to $1,300 million, with its capacity limited by borrowing base calculations. As of April 2, 2016, we had $177 million of outstanding borrowings and had issued letters of credit totaling $378 million under the ABL Facility. There was available capacity on the ABL Facility of $741 million at April 2, 2016, based on the borrowing base calculation.

Under the 2012 ABS Facility, USF and from time to time its subsidiaries, sells, on a revolving basis, its eligible receivables to a wholly owned, special purpose, bankruptcy remote subsidiary. This subsidiary, in turn, grants to the administrative agent for the benefit of the lenders a continuing security interest in all of its rights, title and interest in the eligible receivables (as defined by the 2012 ABS Facility). See Note 5, Accounts Receivable Financing Program in our unaudited consolidated financial statements. The maximum capacity under the 2012 ABS Facility is $800 million, with its capacity limited by borrowing base calculations. Borrowings under the 2012 ABS Facility were $661 million at April 2, 2016. At its option, USF can request additional 2012

ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $57 million at April 2, 2016, based on the borrowing base calculation.

Our Amended 2011 Term Loan had outstanding borrowings, as of April 2, 2016, of $2,033 million, net of $9 million of unamortized deferred financing costs. The Amended 2011 Term Loan bears interest of 4.50%, the London Inter Bank Offered Rate (“LIBOR”) floor plus 3.50%, at April 2, 2016 and matures on March 31, 2019.

As of April 2, 2016, we had $1,336 million outstanding of unsecured Senior Notes (the “Senior Notes”), net of $13 million of unamortized deferred financing costs. The Senior Notes bear interest of 8.50% and mature on June 30, 2019. Prior to June 30, 2016, the Senior Notes are redeemable, at our option, in whole or in part, at a price of 104.250% of their principal amount, plus accrued and unpaid interest, if any, to the relevant redemption date. On or after June 30, 2016 and 2017, the optional redemption price for the Senior Notes declines to 102.125% and 100.000%, respectively, of the principal amount, plus accrued and unpaid interest, if any, to the relevant redemption date.

As of April 2, 2016, our commercial mortgage-backed securities loan facility (the “CMBS Fixed Facility”) had an outstanding balance of $471 million, net of $1 million of unamortized deferred financing costs and is secured by mortgages on 34 properties, consisting of distribution centers. The CMBS Fixed Facility bears interest of 6.38% and matures on August 1, 2017.

In January 2015, we entered into a self-funded industrial revenue bond agreement providing for the issuance of a maximum of $40 million in Taxable Demand Revenue Bonds (the “TRBs”) that provide certain tax incentives related to the construction of a new distribution facility. As of April 2, 2016, we borrowed $22 million of the TRBs. The TRBs bear interest of 6.25% and mature on January 1, 2030.

As of April 2, 2016, we also had $308 million of obligations under capital leases for transportation equipment and building leases.

Our largest debt facilities mature at various dates, including $500 million in 2017, $700 million in 2018 and $3,400 million in 2019. As economic conditions permit, we will consider further opportunities to repurchase, refinance or otherwise reduce our debt obligations on favorable terms. Any further potential debt reduction or refinancing could require significant use of our liquidity and capital resources. For a detailed description of our indebtedness, see “Description of Certain Indebtedness.”

We believe that the combination of cash generated from operations together with availability under our debt agreements and other financing arrangements will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months.

Our future financial and operating performance, ability to service or refinance our debt, and ability to comply with covenants and restrictions contained in our debt agreements will be subject to: (1) future economic conditions, (2) the financial health of our customers and suppliers, and (3) financial, business and other factors, many of which are beyond our control.

Every quarter, we review rating agency changes for all of the lenders that have a continuing obligation to provide us with funding. We are not aware of any facts that indicate our lender banks will not be able to comply with the contractual terms of their agreements with us. We continue to monitor the credit markets and the strength of our lender counterparties.

From time to time, we repurchase or otherwise retire our debt and take other steps to reduce our debt or otherwise improve our balance sheet. These actions may include open market repurchases, negotiated repurchases, and other retirements of outstanding debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, our debt trading levels, our cash position, and other considerations. The Sponsors or their affiliates may also purchase our debt from time to time, through open market purchases or other transactions. In these cases, our debt is not retired, and we would continue to pay interest in accordance with the terms of the related debt agreements.

USF’s credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict USF’s ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. As of April 2, 2016, USF had approximately $151 million of restricted payment capacity, and $1,106 million of USF’s net assets that were restricted under these covenants.

Certain debt agreements also contain customary events of default. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed, may be declared immediately due and payable by the lenders. Were such an event to occur, we would be forced to seek new financing that may not be on as favorable terms as our current facilities. Our ability to refinance our indebtedness on favorable terms, or at all, is directly affected by the current economic and financial conditions. In addition, our ability to incur secured indebtedness (which may enable us to achieve more favorable terms than the incurrence of unsecured indebtedness) depends on the strength of our cash flows, results of operations, economic and market conditions and other factors. As of April 2, 2016, we were in compliance with all of our debt agreements.

Cash Flows

The following table presents condensed highlights from our Consolidated Statements of Cash Flows:

	13-Weeks Ended		Fiscal Year
	April 2,	March 31,
	2016	2015	2015	2014	2013
	(in millions)
Net income (loss)	$13	$7	$168	$(73)	$(57)
Changes in operating assets and liabilities, net of business acquisitions	17	20	(74)	(11)	(123)
Other adjustments	107	75	461	486	502

Net cash provided by operating activities	137	102	555	402	322

Net cash used in investing activities	(81)	(65)	(271)	(118)	(187)

Net cash used in financing activities	(432)	(3)	(110)	(120)	(197)

Net increase (decrease) in cash and cash equivalents	(376)	34	174	164	(62)
Cash and cash equivalents, beginning of period	518	344	344	180	242

Cash and cash equivalents, end of period	$142	$378	$518	$344	$180

Operating Activities

Cash flows provided by operating activities were $137 million and $102 million for the 13-weeks ended April 2, 2016 and March 28, 2015, respectively. Cash flows provided by operating activities increased $35 million in the 13-week 2016 period from the 13-week 2015 period primarily due to improved operating results.

Cash flows provided by operating activities were $555 million in fiscal year 2015, as compared to $402 million in fiscal year 2014. Cash flows provided by operating activities increased $153 million in 2015 from 2014, primarily due to the positive change in Net income (loss) which was largely attributable to

$288 million in net fees received in connection with the termination of the Acquisition Agreement. Additionally, the 2015 period Cash flows provided by operating activities reflect insurance recoveries of $23 million which resulted in a net benefit of $11 million. The increase was offset to an extent by changes in operating assets and liabilities, net of business acquisitions, as lower accounts receivable and higher accrued expenses and other liabilities were offset by an increase in inventories and a decrease in accounts payable. These changes were largely a result of the timing of our fiscal 2015 year end. Fiscal 2015 had 53 weeks and ended on January 2, 2016, while fiscal 2014 had 52 weeks and ended on December 27, 2014. The timing of the additional week in 2015 fell on a typically slow week in both customer shipments and low inventory replenishment due to both working capital management and timing of holiday shipments. Commensurately, with the slow period during the last week of fiscal 2015, accounts receivable and accounts payable were lower than they were in fiscal 2014. While inventory quantity was lower for the above noted reason, inventory value was higher due to the 2015 deflationary product cost trends and our last-in first-out inventory cost flow methodology. Prepaid expenses were also higher, as many contracts for the new year were negotiated and paid given the timing of our fiscal year end in 2015 versus 2014. Accrued expenses and other liabilities increased due to accrued charges related to facility closures and initiatives and payroll related items, primarily due to process timing.

Cash flows provided by operating activities were $402 million in fiscal year 2014, as compared to $322 million in fiscal year 2013. The $80 million year over year increase in cash flows provided by operating activities included declines in inventory and accounts payable due to working capital management, and additional inventory declines driven by our last-in first-out inventory cost flow methodology, which resulted in our most current (higher) costs being recognized in our results of operations and a decrease in inventory values year over year. These decreases more than offset higher accounts receivable due to higher year over year sales activity and lower accrued expenses and other liabilities. Additionally, the 2014 period Cash flows provided by operating activities in 2014 include $10 million of insurance recoveries related to tornado damage to a distribution facility.

Investing Activities

Cash flows used in investing activities for the 13-weeks in 2016 reflect our strategy to selectively pursue acquisitions to accelerate our growth. During the 13-weeks ended April 2, 2016, we purchased a broadline distributor for approximately $39 million. We also purchased a noncontrolling interest of approximately $8 million in a technology company that provides point-of-sale business intelligence to restaurants. Approximately $37 million of purchases were made on property and equipment. Cash spending on property and equipment was down from the prior year due to 2015 spending of approximately $14 million for two distribution facility construction/expansion projects.

Cash used in investing activities for the 13-weeks in 2015 reflects the pending status of the Acquisition. During the 13-weeks ended March 28, 2015, we spent $57 million replenishing property and equipment and purchased $12 million of self-funded industrial revenue bonds. See “—Financing Activities” below for the offsetting cash inflow and further discussion in Note 10, Debt, in our unaudited consolidated financial statements.

Cash flows used in investing activities in fiscal year 2015 included purchases of property and equipment of $187 million, Proceeds from sales of property and equipment of $5 million, and Insurance proceeds of $3 million related to property damaged by a tornado. Cash flows used in investing activities during fiscal year 2015 also included the acquisition of a broadline distributor for $69 million in cash. We also purchased $22 million of self-funded industrial revenue bonds. See “—Financing Activities” below for the offsetting cash inflow, and as further discussed in Note 11, Debt, in our audited consolidated financial statements.

Cash flows used in investing activities in fiscal year 2014 included purchases of property and equipment of $147 million, proceeds from sales of property and equipment of $25 million and $4 million of Insurance proceeds related to property damaged by a tornado. Cash flows used in investing activities in fiscal year 2013 included purchases of property and equipment of $191 million, and proceeds from sales of property and equipment of $15 million.

Cash flows used in investing activities during fiscal year 2013 included the acquisition of one broadline distributor for $14 million in cash, plus a contingent consideration of $2 million, which was paid in 2014. We also had a purchase price adjustment of $2 million in 2013 related to two 2012 acquisitions.

Capital expenditures in fiscal years 2015, 2014 and 2013 included fleet replacement and investments in information technology to improve our business, as well as new construction and/or expansion of distribution facilities. Additionally, we entered into $48 million of capital lease obligations during the 13-weeks ended April 2, 2016 and $110 million, $97 million and $101 million of capital lease obligations in fiscal years 2015, 2014 and 2013, respectively. The 2016 and 2015 capital lease obligations were for fleet replacement. The 2014 capital lease obligations included $70 million for fleet replacement and $27 million for a distribution facility addition. The 2013 capital lease obligations were primarily for fleet replacement.

We expect total capital additions in fiscal year 2016 to be approximately $300 million, including $220 million of cash capital expenditures and $80 million of fleet capital leases. On May 18, 2016, we reached an agreement to acquire a produce processor, repacker and distributor with annual sales of approximately $130 million serving customers in the eastern part of the United States. We expect to fund the acquisition and our cash capital expenditures with available cash or cash generated from operations.

Financing Activities

Cash flows used in financing activities of $432 million for the 13-weeks ended April 2, 2016 included a $666.3 million one-time special cash distribution to our shareholders. Of the aforementioned amount, $657 million was paid to the Sponsors. We funded the distribution through a $75 million borrowing under the 2012 ABS Facility, a $238.7 million borrowing under the ABL Facility, and $352.6 million in available cash. We made $79 million of net payments on debt and capital leases.

Cash flows used in financing activities of $3 million in the 13-weeks ended March 28, 2015 included $14 million of payments on debt and capital leases, including $2 million of Senior Notes repurchased from certain entities associated with KKR.

Cash flows used in financing activities of $110 million in fiscal year 2015 included $109 million of payments on debt and capital leases, including $50 million of net payments on our 2012 ABS Facility and $2 million of Senior Notes repurchased from certain entities associated with KKR. Additionally, we repurchased $20 million of our Redeemable common stock from terminated employees. The shares were acquired pursuant to the management stockholder’s agreement associated with our stock incentive plan.

In January 2015, we entered into a self-funded industrial revenue bond agreement providing for the issuance of a maximum of $40 million in TRBs that provide certain tax incentives related to the construction of a new distribution facility. As of January 2, 2016, we borrowed $22 million of the TRBs. See “—Investing Activities” above for the offsetting cash outflow.

Cash flows used in financing activities of $120 million in fiscal year 2014 resulted from $50 million of net payments on our 2012 ABS Facility, $20 million of net payments on our ABL Facility, $24 million of scheduled payments on other debt facilities, $24 million related to capital lease obligations and $2 million of contingent consideration related to a 2013 business acquisition.

Cash flows used in financing activities of $197 million in fiscal year 2013 primarily resulted from net payments on debt facilities, and costs and fees paid related to our 2013 debt refinancing transactions.

In June 2013, we refinanced our term loan facilities. In January 2013, we used proceeds of $388 million from Senior Notes issuances primarily to redeem $355 million in principal of our previously outstanding Senior

Subordinated Notes, plus an early redemption premium of $20 million. We incurred total cash costs of $29 million in connection with the 2013 debt refinancing transactions, including costs to register our Senior Notes. Additionally, we made net payments on our ABL Facility of $150 million as well as $27 million of scheduled payments on other debt facilities. In fiscal year 2013, we paid $6 million of contingent consideration related to 2012 business acquisitions. In fiscal year 2013, we paid $8 million to repurchase shares of common stock from terminated employees.

Retirement Plans

We sponsor several qualified retirement plans and a nonqualified retirement plan (“Retirement Plans”) that pay benefits to certain employees at retirement, generally using formulas based on a participant’s years of service and compensation. In addition, we maintain several postretirement health and welfare plans for certain employees. We contributed $10 million to the Retirement Plans during both 13-week periods ended April 2, 2016 and March 28, 2015. We contributed $49 million annually to the Retirement Plans in fiscal years 2015, 2014 and 2013, respectively, including the postretirement health and welfare plans. We expect to contribute a total of $36 million to the Retirement Plans in fiscal year 2016.

On August 5, 2015, we announced a plan to freeze non-union participants’ benefits of USF’s sponsored defined benefit pension plan effective September 30, 2015 and enriched USF’s-sponsored defined contribution 401(k) plan. The freeze and related plan remeasurement resulted in a reduction in the benefit obligation included in Other long term liabilities of approximately $91 million, with a corresponding decrease to Accumulated other comprehensive loss. At the remeasurement date, the plan’s net loss included in Accumulated other comprehensive loss exceeded the reduction in the plan’s benefit obligation and, accordingly, no net curtailment gain or loss was recognized. As a result of the plan freeze, actuarial gains and losses will be amortized over the average remaining life expectancy of inactive participants rather than the average remaining service lives of active participants.

Certain employees are eligible to participate in USF’s-sponsored defined contribution 401(k) plan. This plan provides that, under certain circumstances, we may match participant contributions of up to 100% of the first 3% of a participant’s compensation and 50% of the next 2% of a participant’s compensation, for a maximum company matching contribution of 4%. Our contributions to this plan were $12 million and $8 million for the 13-weeks ended April 2, 2016 and March 28, 2015, respectively. We made contributions to this plan of $32 million, $26 million and $25 million in fiscal years 2015, 2014 and 2013, respectively.

The net impact of these changes to our defined benefit pension plan and 401(k) plan is expected to lower our future benefit costs by approximately $30 million annually subject to changes in discount rates, funded status, and pension asset returns related to the above noted defined benefit plan.

We also contribute to various multiemployer benefit plans under certain collective bargaining agreements. Our contributions to these plans were $34 million, $32 million and $31 million in fiscal years 2015, 2014 and 2013, respectively. We reached a settlement with the Central States multiemployer pension plan consisting of a $97 million cash payment made on December 30, 2015. The Central States settlement relieves the Company of its participation in the “legacy” Central States Plan and its associated legacy off-balance sheet withdrawal liability. It also settled the residual withdrawal liability related to the Eagan, Minnesota and Fairfield, Ohio closed facilities, and resolved the Eagan Labor Dispute, which is described in Note 21, Commitments and Contingencies, in our audited consolidated financial statements. The settlement commences USF’s participation in the “Hybrid” Central States Plan, which adopted an alternative method for determining an employer’s unfunded obligation that would limit USF’s funding obligations to the pension fund in the future. Accordingly, we also agreed to future annual minimum contribution payments through 2023 of no less than 90% of the 2015 contributions for the ongoing operations under the related facilities’ union contracts. For a detailed description of the settlement, see Note 17, Retirement Plans, in our audited consolidated financial statements. The payment for this transaction was funded through available cash.

At April 2, 2016, we had $36 million of multiemployer pension withdrawal liabilities relating to closed facilities, payable in monthly installments through 2031, at effective interest rates ranging from 5.9% to 6.5%. Additionally, a $50 million liability recorded in 2015 remains recognized for our estimates of withdrawal liabilities for the planned closure of the Baltimore, Maryland distribution facility. None of these withdrawal amounts are impacted by the Central States settlement.

Florida State Pricing Subpoena

As described in Note 21, Commitments and Contingencies, in our audited consolidated financial statements, in May 2011 the State of Florida Department of Financial Services issued a subpoena to USF requesting a broad range of information regarding vendors, logistics/freight as well as pricing, allowances, and rebates that we obtained from the sale of products and services for the term of the contract. The subpoena focused on all pricing and rebates earned during this period relative to the Florida Department of Corrections. In 2011, we learned of two qui tam suits, filed in Florida state court against USF, one of which was filed by a former official in the Florida Department of Corrections. In April 2015, USF and the State of Florida agreed in principle to a settlement under which we would pay $16 million, and the State of Florida would dismiss all complaints, including the two qui tam suits. In June 2015, the parties finalized the settlement agreement and payment was made to the Florida Department of Financial Services.

Insurance Recoveries—Tornado Loss

As described in Note 21, Commitments and Contingencies, in our audited consolidated financial statements, on April 28, 2014, a tornado damaged a distribution facility and its contents, including building improvements, equipment and inventory. Business from the damaged facility was temporarily transferred to other Company distribution facilities until July 2015, when a new state-of-the-art distribution facility became operational.

We received $26 million and $14 million of cash proceeds in fiscal years 2015 and 2014, respectively. In fiscal year 2015, we recognized a net benefit of $11 million, as a result of the insurance proceeds. We received $2 million of insurance proceeds during the 13-weeks ended April 2, 2016, all of which was reflected in Cash flows provided by operating activities in our Consolidated Statement of Cash Flows.

We classified $3 million and $4 million related to the damaged distribution facility as Cash flows provided by investing activities in fiscal years 2015 and 2014, respectively, in our Consolidated Statements of Cash Flows. The remaining $23 million and $10 million related to damaged inventory and business interruption costs have been classified as Cash flows provided by operating activities in fiscal years 2015 and 2014, respectively, in our Consolidated Statements of Cash Flows.

Retention and Transaction Bonuses

In connection with the Acquisition Agreement, we offered a maximum of $32 million and $10 million of retention bonuses and transaction bonuses, respectively, to certain employees that were integral to the successful completion of the Acquisition. In February 2015, we approved payment of these transaction and retention bonuses at specific future dates through March 2016 even if the Acquisition was not consummated, and began to accrue compensation costs in February 2015. Approximately $25 million in retention and transaction bonuses were paid in fiscal year 2015 and current employees received approximately $13 million in additional retention bonus payments in the first quarter of 2016. There are no remaining liabilities for these bonuses as of April 2, 2016.

Contractual Obligations

The following table includes information about our significant contractual obligations as of January 2, 2016 that affect our liquidity and capital needs. The table includes information about payments due under specified contractual obligations and includes the maturity profile of our consolidated debt, operating leases and other long-term liabilities.

	Payments Due by Period (in millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Recorded Contractual Obligations:
Long-term debt, including capital lease obligations	$4,758	$63	$1,215	$3,409	$71
Unfunded lease obligation(1)	27	2	5	7	13
Self-insured liabilities(2)	177	57	52	25	43
Multiemployer pension withdrawal obligations(3)	36	1	3	4	28
Pension plans and other post-retirement benefits contributions(4)	45	36	2	2	5
Unrecorded Contractual Obligations:
Interest payments on debt(5)	786	250	443	89	4
Operating leases	166	32	54	45	35
Multiemployer contractual minimum pension contributions(6)	30	4	7	7	12
Purchase obligations(7)	1,086	818	268	—	—

Total contractual cash obligations	$7,111	$1,263	$2,049	$3,588	$211

(1)	Represents installment payments on a distribution facility lease obligation through 2023.
(2)	Represents the estimated undiscounted payments on our self-insurance programs for general, fleet and workers compensation liabilities. Actual payments may differ from these estimates.
(3)	Represents multiemployer pension withdrawal obligations payable in monthly installments through 2031. The amount excludes a $50 million estimated multiemployer pension withdrawal liability related to the tentative closure of a distribution facility.
(4)	Represents estimated contributions and benefit payments on USF sponsored Pension and other postretirement benefit plans. The balance includes a $35 million minimum funding requirement under ERISA guidelines for USF’s defined benefit plans, for which estimates beyond 2016 are not available.
(5)	Represents future interest payments on fixed rate debt, capital leases, an unfunded lease obligation, and $2.6 billion of variable rate debt at interest rates as of January 2, 2016.
(6)	Represents minimum contributions to the Central States Plan through 2023.
(7)	Represents purchase obligations for purchases of product in the normal course of business, for which all significant terms have been confirmed, and forward fuel and electricity purchase obligations.

Other long-term liabilities at January 2, 2016 as disclosed in Note 12, Accrued Expenses and Other Long-Term Liabilities, to our audited consolidated financial statements, consist primarily of an uncertain tax position liability of $9 million, inclusive of interest and penalties, for which the timing of payment is uncertain, and a $13 million non-cash purchase accounting adjustment for off-market operating leases, each of which has been excluded from the table above.

Off-Balance Sheet Arrangements

We entered into a $71 million letter of credit to secure our obligations with respect to certain facility leases. Additionally, we entered into $304 million in letters of credit in favor of certain commercial insurers securing our obligations with respect to our self-insurance programs, and $3 million in letters of credit for other obligations.

Except as disclosed above, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

We have prepared the financial information in this prospectus in accordance with GAAP. Preparing these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during these reporting periods. We base our estimates and judgments on historical experience and other factors we believe are reasonable under the circumstances. These assumptions form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our most critical accounting policies and estimates pertain to the valuation of goodwill and other intangible assets, vendor consideration, self-insurance programs, income taxes, and share-based compensation.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of private brands, and trademarks. As required, we assess goodwill and other intangible assets with indefinite lives for impairment each year or more frequently, if events or changes in circumstances indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each fiscal third quarter. For other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to our consolidated Company as the reporting unit.

For goodwill, the reporting unit used in assessing impairment is our one business segment as described in Note 23, Business Segment Information, in our consolidated financial statements. Our assessment for impairment of goodwill utilized a combination of discounted cash flow analysis, comparative market multiples and comparative market transaction multiples. The results from each of the models are then weighted and combined into a single estimate of fair value for our reporting unit. We use a weighting of 50%, 35% and 15% for the discounted cash flow analysis, comparative market multiples and comparative market transaction multiples, respectively, to determine the fair value of the reporting unit for comparison to the corresponding carrying value. The discounted cash flow approach is given the most weight because it considers the most recent results and financial projections of the Company, which we believe would be significant to a market participant. Comparable market transactions multiples were weighted the least due to the limited observances in the market. If the carrying value of the reporting unit exceeds its fair value, we must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess.

Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a relief from royalty method. Similar to goodwill, the fair value of the intangible asset is determined for comparison to the corresponding carrying value. If the carrying value of the asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Based on our fiscal 2015 annual impairment analysis for goodwill, the fair value of our reporting unit exceeded its carrying value by a substantial margin. Similarly, the fair value of our trademark indefinite-lived intangible assets exceeded the carrying value by a substantial margin. The fair value of our brand name indefinite-lived intangible assets exceeded the carrying value by less than 10%. However, a 50 basis point increase in the discount rate would still result in a fair value of the brand name intangibles that is in excess of its carrying value. The recoverability of our brand name indefinite-lived intangibles assets will be impacted if estimated future cash flows are not achieved.

Vendor Consideration

We participate in various rebate and promotional incentives with our suppliers, primarily through purchase-based programs. Consideration under these incentives is estimated during the year based on purchasing activity, as our obligations under the programs are fulfilled primarily when products are purchased. Consideration is typically received in the form of invoice deductions, or less often in the form of cash payments. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change. Historically, adjustments to our estimates for vendor consideration or related allowances have not been significant.

Self-Insurance Programs

We accrue estimated liability amounts for claims covering general, fleet, and workers’ compensation and group medical insurance programs. The amounts in excess of certain levels, which range from $1-$3 million per occurrence, are insured as a risk reduction strategy to minimize catastrophic losses. General and fleet liability losses in excess of the Company’s retentions are covered up to approximately $160 million, in the aggregate. We are fully self-insured for group medical claims not covered under collective bargaining agreements. Liabilities associated with these risks include an estimate for claims that are incurred but not reported, and are estimated by considering historical claims experience, severity factors, medical cost trends, and other actuarial assumptions. Differences in the actual future claims experience and severity of claims and significant changes in health care cost trends could cause actual claims to differ from our estimates.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. We adjust the amounts recorded for uncertain tax positions when our judgment changes as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined. At this time, we do not believe it is reasonably possible that the liability for unrecognized tax benefits will significantly increase or decrease in the next 12 months as a result of the completion of tax audits or as a result of the expiration of the statute of limitations.

Share-Based Compensation

Certain employees participate in the 2007 Stock Incentive Plan, which allows purchases of US Foods shares of common stock, grants of restricted stock and restricted stock units of US Foods, and grants of options exercisable in US Foods common stock. The Company measures compensation expense for stock-based option awards at fair value at the date of grant, and it recognizes compensation expense over the service period for stock-based awards expected to vest. US Foods contributes shares to its subsidiary, USF, for employee purchases and upon exercise of options or grants of restricted stock and restricted stock units.

We determine the fair value of our common stock based on a number of factors. In addition, we obtain third-party valuations of our common stock on a quarterly basis to assist with the determination of the exercise price of our stock option awards and equity appreciation rights as well as the fair value of the common stock underlying all stock-based awards. To determine the fair value of awards at the date of grant, the Company computes a common stock fair value at the end of each fiscal quarter and uses the calculated common stock fair value for all award grants in the subsequent quarter.

Similar to goodwill impairment testing, the third-party valuations utilized a combination of discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples. The results from each of the models are then weighted and combined into a single estimate of common stock fair value. During fiscal year 2015, we used a weighting of 50%, 35%, and 15% for the discounted cash flow analysis, comparative market multiples and comparative market transaction multiples, respectively. The weighting for this fair value computation is similar to the weighting used for the annual goodwill impairment assessment.

During fiscal 2015, the fair value of common stock calculated was $16.20 per share for the first, second, and third quarters, and $18.23 for the fourth quarter. The main driver of the increase from $16.20 to $18.23 was the $300 million termination fee that we received from Sysco Corporation in connection with the termination of the Acquisition Agreement. There were no other changes in the fair value of the common stock during fiscal 2015.

On January 8, 2016, we paid a $666.3 million one-time special cash distribution to existing shareholders of record on January 4, 2016. As a result of this distribution, the calculated fair value of common stock decreased by $3.65 per share to $14.58. In addition, in conjunction with the distribution and according to the anti-dilution protection provisions of the Plan, the Company awarded new stock-based awards and the exercise prices of certain existing stock-based awards were decreased by $3.65 to offset the decrease in common stock fair value.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to Note 3, Recent Accounting Pronouncements, in our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain risks arising from both our business operations and overall economic conditions. We principally manage our exposures to a wide variety of business and operational risks through managing our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding. While we have held derivative financial instruments in the past to assist in managing our exposure to variable interest rate terms on certain of our borrowings, we are not currently party to any interest rate derivative contracts.

Interest Rate Risk

Market risk is the possibility of loss from adverse changes in market rates and prices, such as interest rates and commodity prices. A substantial portion of our debt facilities bear interest at floating rates, based on LIBOR or the alternative base rate (“ABR”), as defined in USF’s credit agreements. Accordingly, we will be exposed to fluctuations in interest rates. A 1% change in the applicable floating rate would cause the interest expense on our $2.9 billion of floating rate debt facilities to change by approximately $29 million per year. This change does not consider the LIBOR floor of 1.0% on $2 billion of our variable rate term loan.

Commodity Price Risk

We are also exposed to risk due to fluctuations in the price and availability of diesel fuel. Increases in the cost of diesel fuel can negatively affect consumer spending, raise the price we pay for products, and increase the costs we incur to deliver products to our customers. To minimize fuel cost risk, we enter into forward purchase commitments for a portion of our projected diesel fuel requirements. As of April 2, 2016, we had diesel fuel forward purchase commitments totaling $124 million through September 2017. These locked in approximately 62% of our projected diesel fuel purchase needs for the contracted periods. Our remaining fuel purchase needs will occur at market rates. Using published market price projections for diesel and estimated fuel consumption needs, a 10% unfavorable change in diesel prices from the projected market prices could result in approximately $10 million per year in additional fuel cost on such uncommitted volumes.

BUSINESS

Our Company

We are among America’s great food companies and one of only two foodservice distributors with a national footprint in the United States. With net sales of $23 billion in the fiscal year ended January 2, 2016, we are the second largest foodservice distributor in the United States with a 2015 market share of approximately 9%. The U.S. foodservice distribution industry is large, fragmented and growing, with total industry sales of $268 billion in 2015.

Our mission is to be First In Food. We strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of Great Food. Made Easy. It centers on providing a broad and innovative offering of high-quality products to our customers, as well as a comprehensive suite of industry-leading e-commerce, technology and business solutions. Our scale gives us the ability to serve customers nationwide with a highly efficient distribution network and centralized business processes. As we say on our trucks, we are Keeping Kitchens Cooking across America.

We supply approximately 250,000 customer locations nationwide. They include independently owned single and multi-unit restaurants, regional restaurant concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations. We provide over 400,000 fresh, frozen, and dry food SKUs, as well as non-food items, sourced from over 5,000 suppliers. Our more than 4,000 sales associates manage customer relationships at local, regional, and national levels. They are supported by sophisticated marketing and category management capabilities, as well as a sales support team that includes world-class chefs and restaurant operations consultants. Our extensive network of 62 distribution facilities and a fleet of approximately 6,000 trucks provide an efficient operating model, allowing us to offer high levels of customer service. This operating model allows us to leverage our nationwide scale and footprint while executing locally.

Built through organic growth and acquisitions, we trace our roots back over 150 years to a number of heritage companies with rich legacies in food innovation and customer service. These include Monarch Foods (established in 1853), Sexton (1883), PYA (1903), Rykoff (1911) and Kraft Foodservice (1976). US Foodservice was organized as a corporation in Delaware in 1989. In 2007, the Sponsors acquired US Foodservice from Royal Ahold N.V. In November 2011, we rebranded from “US Foodservice” to “US Foods.” This change reflected an important shift in our strategy: to differentiate our company through a superior and innovative food offering and an easy customer service experience.

In December 2013, we entered into an agreement to merge with Sysco Corporation. Following the failure to obtain regulatory approvals, the Acquisition Agreement was subsequently terminated on June 26, 2015. This 18-month period was challenging for our business. Sales growth slowed as many potential new customers were hesitant to switch their business to us during this period of uncertainty. During this time, we remained focused on our strategy by bringing innovative products to market, expanding our portfolio of business solutions for our customers and driving advancements in technology. As it became apparent that obtaining regulatory approval would be more challenging than expected, we began to see a recovery of sales momentum, particularly with our independent restaurant customers. Following the termination of the Acquisition Agreement, this momentum has continued to build.

Since our 2007 acquisition by CD&R and KKR, we have made significant changes to our business and demonstrated resilient financial performance. During the economic downturn between fiscal 2007 and fiscal 2011, we made a number of far-reaching structural changes to our operating model. These included standardizing and centralizing certain business processes and moving to a common technology infrastructure. Despite the challenging market, net sales expanded at a 0.8% CAGR during this four year period. After rebranding as US Foods in 2011, we unveiled a new strategy focused on establishing a leadership position in our industry centered on a superior and innovative food offering and easy customer service experience. To build industry-leading capabilities, we made large investments in merchandising, marketing, e-commerce and our selling organization. As a result of these investments, between fiscal 2011 and fiscal 2013, our net sales increased at a CAGR of 4.7%. From fiscal 2013 to fiscal 2015, our net sales growth slowed to a CAGR of 1.8%, reflecting the short-term negative effects of the impending and ultimately terminated Acquisition.

Annual Net Sales ($ in millions)

For the fiscal year ended January 2, 2016, we generated $23.1 billion in net sales, $875 million in Adjusted EBITDA, and $168 million in net income (including a one-time $288 million net termination fee). With our plan firmly in place, the Acquisition uncertainty behind us, and our capabilities expanded through initiatives and investment, we believe we are in a strong position to successfully execute our strategy.

Our Industry

The U.S. foodservice distribution industry is large, fragmented, and resilient, with a long history of growth. The industry continues to benefit from increases in consumer spending on food-away-from-home, which has risen steadily for decades, and accounted for 43 percent of total food expenditures in 2015, according to BEA and $707 billion in consumer spending, according to Technomic.

From 1975 to 2007 the U.S. foodservice industry grew from $123 billion to $273 billion in 2015 real dollar terms, according to Technomic. This represents a CAGR of 2.5% with positive real growth shown in every year during this period. From 2007 to 2010 the industry was impacted by the economic downturn. From 2010 to 2015 the industry grew from $252 billion to $268 billion in real dollar terms. This is a CAGR of 1.3%

The U.S. foodservice distribution industry is expected to grow at a real CAGR of 2.4% from 2015 to 2020, adding $34 billion to total annual foodservice distribution industry sales. This is an increase from the 2010 to 2015 average real CAGR of 1.3%. Foodservice demand in the United States is highly resilient with negative real annual growth only occurring in five years out of the past 40, according to Technomic.

Share of Food Expenditures By Type	U.S. Foodservice Distribution Industry Sales ($ billions)
Source: BEA (2015)	Source: Technomic (February 2016)

The U.S. foodservice distribution industry is highly fragmented with over 15,000 local and regional competitors. Foodservice distributors typically fall into three categories representing differences in customer focus, product offering and supply chain:

•	Broadline distributors who offer a “broad line” of products and services

•	System distributors who carry products specified for large chains

•	Specialized distributors focused on specific product categories or customer types (e.g., meat or produce)

A number of adjacent competitors also serve the U.S. foodservice distribution industry, including cash-and- carry retailers, commercial wholesale outlets and warehouse clubs, commercial website outlets, and grocery stores.

There is a high degree of customer overlap, particularly across the broadline, specialized and cash-and-carry categories, as many customers purchase from multiple distributors concurrently. Given our mix of products and services, we classify ourselves as a broadline distributor.

U.S. Broadline Sales of Top 10 Foodservice Distributors

Source: Technomic estimate, subject to revision by Technomic

The U.S. foodservice distribution industry is comprised of different customer types of varying sizes, growth profiles and product and service requirements:

•	Independent restaurants/small chains and regional chains. U.S. foodservice distribution sales to independent restaurants and small chains were estimated to be $64 billion in 2015 and are projected to grow at a real CAGR of 3.2% over the next five years. Regional chains were estimated to represent $15 billion in foodservice distribution sales in 2015 and are projected to grow at a 1.2% real CAGR over the next five years. Independent restaurants and small chains typically differentiate themselves in the market on the dining experience they provide to consumers and on the quality and diversity of their menu. They value business solutions that help them attract diners, improve the effectiveness of their menu offering and drive efficiency in their operations. We believe there are significant opportunities to provide additional solutions to these customers that would be otherwise difficult for them to access, given their more limited size and resources.

•	Healthcare customers. Healthcare customers were estimated to comprise $13 billion in foodservice distribution sales in 2015 and are projected to grow at a 3.5% real CAGR over the next five years. These customers generally fall into either acute care (e.g., hospital systems) or senior living (e.g., nursing homes and long-term care facilities). Healthcare customers have complex foodservice needs given their scale, need for menu diversity and logistics considerations. Food is also not as central to their overall business as it is for a restaurant, but it is a key contributor to patient satisfaction. As a result, some healthcare providers utilize third-party contract management companies to operate their foodservice facilities. Many use GPOs as intermediaries in order to gain procurement scale. In our experience, healthcare customers purchasing directly, through GPOs or through contract foodservice operators value strong relationships with their foodservice partners, particularly those that bring national scale, a broad product offering and strong transactional and logistics capabilities.

•

Hospitality customers. This customer type was estimated to represent $18 billion in foodservice distribution sales in 2015 and is projected to grow at a 3.5% real CAGR over the next five years. They are a diverse group, ranging from large hotel chains and conference centers to local banquet halls, country clubs, casinos and entertainment and sports complexes. Food is a key contributor to guest satisfaction for these customers, and they value solutions related to menu planning and efficiency improvements in their kitchens and restaurants. With complex foodservice needs, hospitality customers value streamlined purchasing processes and expect high service levels in fulfilling their orders. Hospitality customers also use GPOs as intermediaries in order to gain procurement scale.

•	National restaurant chains. The top 100 national restaurant chains were estimated to generate $75 billion in U.S. foodservice distribution industry purchases in 2015. They are projected to grow at a 1.7% real CAGR over the next five years. These customers tend to in-source most activities except distribution, where they often rely on system distributors primarily for freight and logistics.

We believe that a broad array of value-added solutions offered by foodservice distributors makes customers more effective and efficient and can help foodservice distributors profitably grow their businesses. These services require distributors to invest in their capabilities, resulting in a higher cost-to-serve. When customers benefit from product and service solutions, they purchase a more attractive and profitable mix of items and tend to have stronger commercial relationships and loyalty.

We believe that the customer types that we target (as highlighted on the following chart) have greater growth prospects and/or benefit from value-added solutions to a greater extent than other customer types. This highlighted group is projected to grow at a combined real CAGR of 3.0% compared to the overall industry CAGR of 2.4% over the next five years, according to Technomic.

Customer Types in Foodservice Distribution

Source for expected growth and market size in the above text and chart: Technomic (February 2016). US Foods utilizes Technomic definitions of Restaurant and Bars as proxies for specific customer types: “Small Chains & Independents” as Independent Restaurants, “101-500 Chains” as Regional Chains and “Top 100 Chains” as National Restaurant Chains. The Company’s “All Other” category is the “Military, Corrections and All Other” Technomic definition.

There are several important dynamics affecting the industry.

•	Evolving consumer tastes and preferences. Consumers demand healthy and authentic food alternatives with fewer artificial ingredients, and they value locally harvested and sustainably manufactured products. In addition, many ethnic food offerings are becoming more mainstream as consumers show a greater willingness to try new flavors and cuisines. Changes in consumer preferences create opportunities for new and innovative products and for unique food-away-from-home destinations. This, in turn, is expected to create growth, margin expansion and better customer retention opportunities for those distributors with the flexibility to balance national scale and local preferences. We believe foodservice distributors will likely need broader product assortments, extended supplier networks, effective supply chain management capabilities and strong food safety programs to meet these needs.

•	Generational shifts with millennials and baby boomers. Given their purchasing power, millennials and baby boomers will continue to significantly influence food consumption and the food-away-from-home market. According to a 2014 U.S. Census Bureau survey, there are 83 million individuals between the ages of 13 and 33 in the United States. That makes these millennials the largest demographic cohort. They are key to driving growth in the broader U.S. food industry as their disposable income increases. Baby boomers continue to shape the industry as they remain in the workplace longer, prolonging their contribution to food-away-from-home expenditures.

•	Growing importance of e-commerce. We see significant future growth in e-commerce and in the adoption of mobile technology solutions by foodservice operators. E-commerce solutions increase customer retention. They also deepen the relationship between foodservice distributors and customers, creating new insights and services that can make both more efficient. We think deeper, technology-enabled relationships with customers will accelerate the adoption of new products and increase customer loyalty. As a result, distributors that have invested in creating these capabilities will have a competitive edge. We believe this trend will accelerate, as millennials become key influencers and decision-makers within the industry, particularly at the customer level. We believe foodservice distributors will need to strengthen technology, data analytics and related capabilities to address these changes.

We believe that we have the scale, foresight and agility required to proactively address these trends and, in turn, benefit from higher growth, greater customer retention and improved profitability.

Our Business Strategy

While we serve all customer types, our strategy focuses on independent restaurants, small chains, and regional chains, and healthcare and hospitality customers. These customers generated approximately 66%, 65%, and 64% of our net sales in fiscal 2015, fiscal 2014, and fiscal 2013, respectively. Their expected growth, mix of product and category purchases, adoption of value-added solutions and other factors make them attractive to us strategically and financially.

Our mission to be First in Food is brought to life by our strategy of Great Food. Made Easy. We offer innovative products and services that help chefs and operators succeed. Our e-commerce tools and mobile solutions make it easier for customers to do business with us. We execute on these elements of our strategy while delivering on the fundamental requirements that are important to all of our customers. This strategy is supported by a series of capabilities and initiatives depicted in the following pyramid.

Great Food. Made Easy. Strategic Priorities and Supporting Initiatives

•	“Great Food.” Food leadership means meeting the needs of a diverse and growing customer base and providing a broad product portfolio. This offering includes items from leading manufacturers under their own brands and from our private brands. Our unique product innovation capabilities keep us at the forefront of emerging food trends. We work with suppliers to bring new items and concepts to market that are relevant and in line with consumer preferences. Locally harvested and sustainable products are a recent example. The Great Food element of our strategy, while relevant for all customers, is especially important to our core independent and regional restaurant customers. They particularly value food quality, menu diversity and insights into emerging trends in consumer preferences.

•	“Made Easy.” An easy customer experience means providing the broadest and most relevant e-commerce and business support tools in the U.S. foodservice distribution industry. We combine a consultative selling approach with data-driven customer insights, and industry leading e-commerce technology. Our mobile and e-commerce capabilities allow customers to easily place orders, track shipments, quickly and efficiently view product information, and verify orders at delivery for invoice accuracy. Our knowledge of consumer trends and innovative food offerings, coupled with a deep understanding of our customers’ operations, allows us to bring opportunities for growth and efficiency to our customers. These efficiencies include menu planning solutions and labor-saving products. We are also expanding our capabilities with analytical tools that yield additional insights from our transactional and operational data. These tools are particularly valued by independent and regional restaurants as well as our healthcare and hospitality customers, who seek easier ways to transact.

•	Flawless Fundamentals. We strive to be flawless when we interact with our customers every day. They value product quality, food safety, product price, and variety, as well as dependable and accurate transactions and delivery. We believe that we outperform most of our competitors in many of these areas, as evidenced by the results of customer surveys. We understand the importance of flawless execution across all touch-points from ordering to delivery to billing. Our people continuously seek to improve this experience, which we believe will further strengthen our customer relationships and widen the performance gap between us and our competitors.

•	Foundational Excellence. We focus on people, processes, infrastructure, and insights from analytics. This begins with a commitment to our approximately 25,000 employees: developing their talents and maintaining a strong and vibrant culture. We have significant scale in our operating network, coupled with leading supply chain management capabilities and standardized business processes. This includes a common technology infrastructure supporting transactional, operating, and financial activities, which results in a streamlined organizational model that supports local leadership with centralized capabilities.

Research using the NPS1 indicates that our strategy resonates with customers. Results show that we have higher NPS scores than our primary competitors. In addition, we measure our performance relative to competitors on a variety of dimensions that are important to customers in our industry, including quality, innovation, ease of transactions, on-time delivery, and food safety. Here, we also outperform our competition on most attributes exemplified in our 2015 satisfaction scores across key attributes (in the chart below). Our outperformance on the attributes that are central to our strategy, such as product innovation, being easy to do business with, and easy online ordering, allow us to win with our key target customer types.

Net Promoter Score Trends vs. Competitors Rolling 6-month average	2015 Customer Satisfaction Scores Across Key Attributes

Source: Datassential	Source: Datassential

[1]	The Net Promoter Score methodology is calculated using responses to a single question, on a 0-10 scale: How likely is it that you would recommend US Foods to a friend or colleague?

Respondents are grouped as follows:

Promoters (score 9-10) are loyal enthusiasts who will keep buying and referring others, fueling growth.

Passives (score 7-8) are satisfied but unenthusiastic customers who are vulnerable to competitive offerings.

Detractors (score 0-6) are unhappy customers who can damage the brand and impede growth through negative word-of-mouth.

The Net Promoter Score is calculated by subtracting the percentage of Detractors from the percentage of Promoters. The Net Promoter Score can range from a low of -100 (if every customer is a Detractor) to a high of 100 (if every customer is a Promoter).

We believe our strategy has enabled us to grow with target customers. From our 2011 rebranding through the end of fiscal 2015, we have increased the volume of business, as measured by cases shipped, with our independent and regional restaurants and our healthcare and hospitality customers at a combined CAGR of 1.8%. Our volume growth with independent restaurant customers has also seen a recovery in recent quarters to levels consistent with what we had experienced prior to the announcement of the Acquisition.

Notes: Q4 2015 results normalized for 53rd week, total growth 12.2%

Source: Company results and calculations

What Makes Us Different

We are one of two national players in a large, resilient and fragmented industry. We believe a number of factors differentiate us from competitors in the eyes of customers: our innovative product offering, leading e-commerce platform, superior customer selling approach, functionalized operating model, and experienced management team.

Innovative products. We believe we provide one of the most innovative food offerings in the industry. Since 2011, we have launched over 350 new products (out of an estimated 2,000 items evaluated) that have generated approximately $1 billion in incremental cumulative net sales. Our dedicated product development and innovation team includes food scientists, chefs, and packaging engineers. They search the world for new and forward thinking food concepts and work collaboratively with leading suppliers and co-packers to develop products based on these insights.

For example, our Chef’s Line Pat LaFrieda Angus Beef Burger is a custom beef patty developed exclusively for our customers by renowned New York butcher Pat LaFrieda. It features Angus short rib and chuck prepared with LaFrieda’s proprietary chopped technology versus a traditional grind. Our Chef’s Line All Natural Ready-to-Cook Turkey Roast is an all-natural turkey breast developed with Butterball and DuPont Film. It is wrapped in film rather than traditional foil, which reduces cook time, eliminates cross-contamination and enhances taste, texture, and appearance. Our Monarch Mirepoix Blend is a blend of onions, carrots, and celery that comes peeled and chopped, which can save up to two hours of back-of-the-house labor per case while reducing waste.

Our company has been certified by the Marine Stewardship Council Chain of Custody across all of our distribution centers, demonstrating our commitment to sourcing from certified sustainable fisheries. We plan to launch or rebrand a line of over 250 sustainable products in 2016. We also are in the process of removing artificial ingredients from our premium private brands by substituting all natural alternatives for what we call the “US Foods Unpronounceables List.”

We launch products nationally under proprietary marketing campaigns called The Scoop. Each Scoop launch features 20 to 30 new US Foods products. The campaign, occurring several times a year, is coordinated with local sales teams across the country. Their efforts are supported by a variety of marketing tools ranging from print and digital promotions, food shows and customer tasting events, and social media. Prior to each Scoop launch, sales associates receive rigorous training on each new item. We use proprietary analytic tools to identify high-potential target customers and direct our selling efforts accordingly. 57.5% of our customers have purchased Scoop items in fiscal 2015 and those customers represent $17.2 billion in net sales attributable to their purchases of both Scoop and non-Scoop items. Approximately 40% of our customers purchase Scoop items when offered at a new Scoop launch. Additionally, Scoop customers have 15% higher case growth and up to 7% higher retention rates than non-Scoop customers.

Broad product offering, including a leading private brand program. To address the needs of our target customers, we provide a wide product assortment of over 400,000 fresh, frozen and dry food SKUs and non-food items sourced from over 5,000 suppliers. We believe we have industry-leading category management capabilities that capitalize on our procurement scale while allowing for local customization.

Our leading private brand program includes an extensive and growing assortment of over 14,000 products across over 20 brands. These contributed $7.3 billion (representing 32%) in net sales in fiscal 2015. Since 2013, our private brand offering has grown by almost 1,200 products. We believe the depth and quality of our tiered private brand offering gives us an advantage. Many of our competitors use private brands primarily as a lower price point option for their customers. We offer private brand products that extend across a broad spectrum of “good, better, best” tiers based on price and quality.

The “best” tier offers products not often provided by our competitors. For example, our Metro Deli line was the first comprehensive private brand line of all natural deli products offered by a broadline distributor. It has displaced a leading national brand at many locations due to its quality, value, and all-natural attributes. Our Chef’s Line brand is based on the premise of “making food as good as your own if you had the time.” These products are pre-made using high-caliber ingredients to create labor savings and reduce waste without sacrificing quality. Our Rykoff Sexton brand is built on a 130-year legacy of providing uncompromised quality ingredients. The “better” tier offers products that are equal or superior to the quality of comparable manufacturer brands. The “good” tier, our value brands, offers a variety of lower cost products for customers who demand consistent quality and lower price points. Our private brand products typically have higher gross margins compared to similar manufacturer-branded offerings. They are generally priced below comparable manufacturer brands, where available, which we believe drives preference and loyalty with customers.

Leading e-commerce and mobile technology solutions. We believe we were the first in our industry to offer e-commerce and mobile technology solutions to customers. These solutions allow customers to more easily place orders, track shipments, analyze food costs, analyze trends based upon transactional history over time, manage inventory, make payments and quickly view product information. They also enable our sales associates to spend more quality time with customers, focusing on consultative selling and presenting value-adding services rather than doing order entry. In our surveys and benchmarking studies, customers continue to rate our functionality and ease of use as better than competitors. Customer adoption of our e-commerce platform continues to grow, as illustrated in the following charts.

Independent Restaurant E-commerce Penetration

In fiscal 2015, $15 billion in net sales was generated through e-commerce platforms, representing 66.7% of our total net sales. Our mobile application has been downloaded over 160,000 times since its launch in 2013. We continuously extend its functions and features and, in its current form, it has over 100 functions ranging from day-to-day transactions to product research to recommendations and promotions. We believe our sales from e-commerce orders are the highest in the industry, and they rank in the top 10 for all business-to-business companies, according to 2016 B2B E-Commerce 300. This high level of penetration reflects the importance of e-commerce to our customers.

E-commerce adoption has significant benefits for customers and drives incremental growth and profit for us. For example, our independent restaurant customers who use e-commerce to place orders have up to 7% higher retention rates, 5% higher purchase volumes and an approximately 600 basis points higher NPS score than those that do not. When customers place their own orders using e-commerce tools, this significantly improves order accuracy and increases sales force productivity, allowing our sales associates to focus on growing the business versus “taking orders.”

Many e-commerce customers are engaged in social media, providing additional channels for us to build strong and enduring relationships with them. We have more Twitter followers and 3.5-times more Facebook likes than our five largest competitors combined.

Superior team-based selling approach. Over the last several years our sales associates have made significantly more sales per associate, which we believe exemplifies our efficient and effective selling approach. This is supported by a team approach to customers, proprietary tools that help our sales force better understand their customers, and a set of business solutions that help operators compete.

•	Robust front-line selling capabilities driving local “touch” with customers. Our selling organization has over 4,000 sales associates engaged in a team-based selling approach, of which 3,000 are front-line sales associates that serve our local customers and are known as territory managers. Our selling teams are supported on the street by chefs, restaurant operations consultants and product specialists, and customer service representatives in a seamless and team-based manner. Together this team provides cohesive support including menu planning, recipe ideas, product selection, and pricing strategies. We believe this approach is unique in our industry. At many competitors, sales associates view themselves as independent sales representatives managing their own book of business. Our sales associates, in contrast, represent the entire US Foods brand, giving them a local touch while bringing the expertise of our entire organization to each customer opportunity. We believe this concerted effort results in our receiving a higher share of our customers’ purchases and better customer retention.

•

Data-driven insights and predictive analytics to guide the selling team. We have proprietary analytical capabilities, which we call “CookBook.” This enables us to apply predictive analytics to customer data to generate actionable insights for our selling organization. These insights inform and optimize day-to-day activities such as pricing, sales planning and cross-selling offers. The effectiveness and productivity gains from these tools allow our sales associates to deepen customer relationships and explore new opportunities for mutual growth. Our recent experience with CookBook has shown positive growth in volume and gross profit. During a six-month trial, we compared a CookBook enabled market to a control group and found positive unit growth and increased margin for the CookBook enabled market versus the control group. We also leverage this capability for market insights relevant to our suppliers. One example of how we use this capability is that our sales associates receive an alert if a customer is at risk of deviating from historical purchasing patterns, allowing the sales associate to quickly address the situation. Our predictive analytical capabilities also extend to the way we make targeted offers to our customers. Our “My Kitchen” marketing campaigns, which occur several times a year, are an example of how analytic insights can drive a unique value proposition for customers. My Kitchen enables “one-to-one” promotions for selected customers. We use predictive analytics to provide tailored offers and product recommendations that are likely to be important to customers. Every customer sees its name printed on high quality marketing material and a set of offers that are unique and tailored to them. These promotions are highly relevant and impactful for our customers, and they drive a greater share of purchases, new product adoption and profitable growth for us.

•	Solutions that help customers operate more profitably. Our “Menu Profit Pro” application takes purchase data across the entire supplier base of a given customer and matches this data with actual sales data to allow a customer to better understand the relative profitability of different items on their menu. In addition, our customers also have access to a variety of transactional data that allows them to better understand their operations for improved forecasting, inventory management and productivity.

•	Grass roots, value-added marketing through “Food Fanatics.” Launched in 2012, “Food Fanatics” is a marketing program that combines local events with national media. We have a team of 42 in-house culinary experts around the country, which we expect to expand to our major markets during 2016, known as our “Food Fanatics Chefs.” They are imbedded in local markets and provide advice to our customers and our sales associates. We host “Food Fanatics Live” events in local markets across the country. These events bring customers, vendors and sales associates together to discuss food and technology trends of interest to customers in a local market. In fiscal 2015, we held fourteen shows in fourteen cities with approximately 1,600 attendees at each “Food Fanatics Live” event. Local efforts are supported by our award-winning “Food Fanatics” magazine, which is distributed to existing and potential customers. This magazine, which is free and primarily funded through advertising, includes third-party content on food trends, food people and ideas to increase profitability for our customers.

Functionalized operating model and business culture. We operate as one business with standardized business processes, shared systems infrastructure and an organizational model that optimizes national scale with local execution, which we believe is a key differentiator from our competition. We have centralized activities where scale matters and our local field structure focuses on customer facing activities. For example, our product innovation and research and development efforts, brand marketing, e-commerce initiatives, national vendor negotiations and other aspects of our supply chain are managed centrally, and we have shared services and a common information technology platform across our entire organization. However, activities that are closer to the customer such as pricing to local customers, product replenishment and local business development efforts are managed locally with support provided by regional leaders and our corporate office organized by function.

Taken as a whole, our functionalized model balances the advantages of scale and flexibility. The result is a more responsive and lower cost operating model, which improves our time-to-market. This model also has enabled us to achieve a much greater consistency in our offering and execution, which is important to both regional and national customers.

In 2016, we are further leveraging this model by moving to a multi-site approach to management, consolidating local back-office support functions from 62 distribution centers into 26 area hubs with broader geographic scope. In addition to generating significant cost savings, we believe this initiative will enable better network and route optimization, and more efficient integration of acquisitions.

One of only two national broadline players in a highly fragmented industry with resilient growth. We are the second-largest distributor, as measured by sales, in the $268 billion U.S. foodservice distribution industry. This makes us about three times the size of the average regional competitor. The industry is highly fragmented with an estimated 77% of industry sales represented by local and regional distributors that lack a national distribution footprint. In contrast, our national footprint enables us to serve large regional or multi-regional customers who want a more seamless experience across their own geographies. In addition, our scale provides several advantages versus regional or local distributors. We achieve volume savings from purchases on everything from cost-of-goods to fleet and fuel. We are able to achieve greater efficiencies of scale for our basic centralized administrative support functions, such as accounting, payroll and tax, resulting in a lower unit cost for these services. We also have greater flexibility to invest in initiatives requiring significant capital and talent, such as product development, e-commerce, marketing and other areas that support our Great Food. Made Easy. strategy.

An experienced and invested management team. Our leadership team has extensive experience and proven success in the foodservice industry. The eleven members of our leadership team have over 110 years of combined expertise in the foodservice industry, which we believe has been an important factor in our past successes. In addition to foodservice, these executives bring deep experience from related industries, including retail, manufacturing and other types of distribution. Our management and field leadership team, including our regional and area presidents, has invested personal funds in our equity. Substantially all of management’s incentive compensation is tied to achieving growth and profitability targets.

Our Growth Strategy

Our growth strategy gives us an opportunity to outpace the projected growth of the U.S. foodservice distribution industry. We intend to do so by increasing our revenue with our target customers, continuing to drive greater cost savings and efficiencies and making opportunistic acquisitions as described below:

Grow our revenue and gross profit with our target customers. We are taking the following actions to further expand our net sales and profitability:

•	Increase our share with new and existing customers. We anticipate growing our share with our target customers—independent and regional restaurant, hospitality and healthcare customers—by providing the most compelling combination of products, services and analytical tools coupled with the ease of online transactions. Our internal studies show customers increasingly prefer our innovation, product offering and convenient mobile and e-commerce solutions. We have also seen significantly lower rates of customer churn for those using our innovative products and online platforms. We believe there is a significant opportunity to further penetrate existing customers.

•	Grow our share in center-of-plate and produce. Center-of-plate proteins and produce categories account for a significant portion of total industry sales. These categories are often provided by a number of specialty distributors that have deep category knowledge but lack scale. Our objective is to be our customer’s “first choice” in these categories. We expect this will drive additional revenue and gross profit from current customers, as they shift business from specialty distributors to US Foods. We have seen higher growth in markets where we are using this strategy, which includes industry-leading training for our sales force. We are strengthening our offering by expanding our Stock Yards manufacturing footprint. Stock Yards provides high-quality meat and seafood, custom cut and packaged to a customer’s specifications.

•	Expand our private brand program. We are committed to supporting our private brands, which offer a differentiated positioning and product selection, better price points, and significantly higher gross margins than manufacturer-branded products. We intend to continue leveraging our scale to further reduce the cost of goods for our private brand offerings and enhance incentives for our sales force to drive private brand growth. We believe these efforts will increase profitability and customer loyalty.

Continue to reduce our operating expenses. We are taking the following actions to further increase our productivity:

•	Optimize our network and increase distribution productivity. We expect to drive productivity savings through a combination of network consolidation, continuous improvement, and better alignment of compensation and productivity. For example, as part of a program to improve the effectiveness and efficiency of our distribution network, in 2015 we closed our Lakeland, Florida distribution center and in April 2016 we announced our plan to proceed with the closure of our Baltimore distribution center. We also opened two highly efficient distribution facilities to serve growing markets. We are implementing tools and processes for more efficient route optimization and slotting in our warehouses and aligning employee incentives and standards with productivity across the network. These are selected examples of broader initiatives that will continue to improve efficiencies across our distribution network and reduce supply chain costs.

•	Increase the efficiency of our sales organization. We have increased our net sales per sales associate by over 30%, from $4.0 million in 2012 to $5.4 million in fiscal 2015. From fiscal 2013 to fiscal 2015, net sales per territory manager increased from $2.6 million to $3.7 million while the number of territory managers decreased from approximately 4,000 to approximately 3,000 over the same time period. We expect that our sales associates will continue to achieve higher productivity levels, enabled by a combination of our e-commerce tools and our team-based selling approach.

•	Use a lower-cost standard organization model and common systems infrastructure. We are targeting cost savings from further streamlining our overhead and shared services. This involves moving from individual support centers at each of our distribution centers to a multi-site model where several distribution centers are served by a hub. This allows us to reduce the number of reporting regions and streamline our operating infrastructure. We are also consolidating our spending across our indirect spend categories, which is fragmented today. Our goal is to capture additional savings from leveraging our scale in aggregating purchasing, modifying internal practices and improving vendor compliance.

Pursue opportunistic acquisitions for accelerated growth. Our company has a strong record of identifying, completing and integrating accretive acquisitions. From fiscal 2010 through 2013, we completed twelve acquisitions. These have either been broadline distributors with local strength or specialty distributors with distinct capabilities across ethnic food, center-of-plate and produce categories. In December 2015, we acquired a leading broadline distributor in the Milwaukee market with over $100 million in annual sales and a high concentration of independent restaurant customers and in March 2016 we acquired Cara Donna Provision Co., a broadline foodservice distributor in the Boston area. Due to the level of fragmentation in the U.S. foodservice distribution industry, we believe there are plenty of attractive acquisition opportunities for us. We intend to identify and make selective synergistic acquisitions to enhance our growth.

Customers and Products

Our sales force of more than 4,000 sales representatives serves a diverse group of customers. Our customers include independently-owned single and multi-unit restaurants, regional restaurant concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations. In fiscal 2015, no single customer represented more than 4% of our total customer sales. Sales to our top 50 customers/GPOs represented approximately 43% of our net sales in fiscal 2015.

Customers rely on us for support in many areas, including product development and innovation, assortment expertise and selection, menu preparation, recipe ideas, restaurant operations consulting, and pricing strategies. They also benefit from nationally branded and private brand products, value-added offerings, such as menu engineering and marketing services, and customer service. Customers typically purchase products from multiple foodservice distributors.

We have relationships with GPOs that act as agents for their members in negotiating pricing, delivery and other terms. Some customers who are members of GPOs purchase their products directly from us under the terms negotiated by their GPOs. In fiscal 2015, this accounted for about 23% of our total customer purchases. GPOs primarily focus on healthcare, hospitality, education, government/military and restaurant chains.

This table presents the sales mix for our principal product categories for the fiscal years ended January 2, 2016, December 27, 2014, and December 28, 2013.

	2015	2014	2013
Meats and seafood	36%	36%	34%
Dry grocery products	18%	18%	19%
Refrigerated and frozen grocery products	15%	15%	16%
Equipment, disposables and supplies	9%	9%	10%
Dairy	11%	11%	10%
Beverage products	6%	6%	6%
Produce	5%	5%	5%

	100%	100%	100%

Product Brands and Other Intellectual Property

We have a broad assortment of categories and brands to meet customers’ needs. In many categories, we offer products under our own private brands and trademarks.

We have registered the trademarks US Foods, Food Fanatics and Chef’Store in connection with our overall US Foods brand strategy and with our retail outlets. We have also registered or applied to register the following trademarks in the United States in connection with our brand portfolio: for our best tier lines: Chef’s Line, Rykoff Sexton, Stock Yards and Metro Deli; for our better tier products: Monarch, Monogram, Molly’s Kitchen and Glenview Farms, among others; and for our good tier offerings: Valu+Plus and Harvest Value.

Other than the US Foods trademark, and the trademarks for our brand portfolio, we do not believe that trademarks, patents or copyrights are material to our business.

Chef’Store

We are currently piloting a “Cash and Carry” distribution format targeting certain of our customers’ “fill-in” purchases and new, smaller customers. We have four Chef’Store locations in Charlotte, North Carolina, Oklahoma City, Oklahoma, Columbia, South Carolina and Tempe, Arizona. Approximately 49% of our sales in these stores are to existing customers. Chef’Stores offer competitive wholesale pricing, a broad selection of products and convenient locations for restaurants. Total Chef’Store sales were less than $100 million in fiscal 2015.

Merchandising

Our Merchandising Group manages procurement and our portfolio of products for both our private and national brands. The group is responsible for setting and executing product and category strategies and then working with each area to implement our category vision. The professionals in this group also use extensive food safety and quality assurance resources to ensure consistency, integrity and high standards of excellence in the products we distribute.

The group concentrates on optimizing product assortment by leveraging our purchasing scale. We implemented a strategic vendor management process to ensure our suppliers provide the most effective combination of quality, service and price over the long term. This allows us to use a national marketing calendar to more effectively reach our diverse customer base.

The Merchandising Group’s test kitchen facilitates product research and development. A team of chefs and product developers works closely with our category managers and suppliers to create products that only are available from us. This product innovation and marketing program is a centerpiece of our strategy of Great Food. Made Easy.

Suppliers

We purchase from over 5,000 individual suppliers, none of which accounted for more than 5% of our aggregate purchases in fiscal 2015. Our suppliers generally are large corporations, selling private brand products. Additionally, regional suppliers support targeted geographic initiatives, and private label programs requiring regional distribution. We generally negotiate supplier agreements on a centralized basis.

Logistics

Our logistics function is responsible for all company-managed inbound freight and freight optimization. This group includes both national operations at our company headquarters in Rosemont, Illinois and a field-based logistics team.

The national logistics team handles the building, tracking and execution of inbound transportation loads, using our Transportation Management System. The national logistics team also manages broader strategic initiatives associated with overall network optimization as well as carrier and vendor relationships, such as the inbound freight component of a vendor relationship (versus the product cost component, which is managed by our Merchandising Group).

The field-based support team works with field operations and replenishment to identify savings associated with inbound freight optimization in a specific location.

Properties

As of April 2, 2016, we maintained 77 primary operating facilities used in our distribution centers. About 80% were owned and 20% were leased. Our real estate includes general corporate facilities in Rosemont, Illinois and Tempe, Arizona. Both of these are leased. The portfolio also includes a number of local sales offices, truck “drop-sites” and vacant land. In addition, there is a minimal amount of surplus owned or leased property. Leases on these facilities expire at various dates from 2016 to 2026, excluding the options for renewal.

The following table sets out our distribution facilities by state and their aggregate square footage. The table reflects single distribution centers that may contain multiple locations or buildings. It does not include retail sales locations, other than Chef’Stores, or US Foods Culinary Equipment & Supply outlet locations, closed locations, vacant properties or ancillary use owned and leased properties, such as temporary storage, remote sales offices or parking lots. In addition, the table shows the square footage of our Rosemont headquarters, Tempe shared services center and four Chef’Store locations:

Location	Number of Facilities	Square Feet
Alabama	1	371,744
Arizona	3	329,431
Arkansas	1	135,009
California	5	1,261,588
Colorado	1	314,883
Connecticut	1	239,899
Florida	4	1,146,718
Georgia	2	691,017
Illinois	3	558,743
Indiana	1	233,784
Iowa	1	114,250
Kansas	1	350,859
Maryland	1	363,304
Massachusetts	1	55,000
Michigan	1	276,003
Minnesota	3	414,963
Mississippi	1	287,356
Missouri	3	602,947
Nebraska	1	112,070
Nevada	4	887,658
New Hampshire	1	533,237
New Jersey	3	1,073,375
New Mexico	1	133,486
New York	3	388,683
North Carolina	3	954,736
North Dakota	2	221,314
Ohio	2	404,815
Oklahoma	1	308,307
Pennsylvania	6	1,179,319
South Carolina	2	1,134,399
Tennessee	3	690,886
Texas	4	927,453
Utah	1	267,180
Virginia	2	629,318
Washington	1	216,500
West Virginia	1	137,337
Wisconsin	2	354,127

Total	77	18,301,698

	Owned	14,624,254	80%

	Leased	3,677,444	20%

Headquarters: Rosemont, Illinois		297,944

Shared Services Center: Tempe, Arizona		133,225

Chef’Stores: Charlotte, North Carolina; Oklahoma City, Oklahoma; Columbia, South Carolina and Tempe, Arizona		180,000

Competition

Foodservice distribution is competitive. It is a fragmented industry, filled with various types and sizes of distributors, as well as adjacent competition (such as cash and carry and club stores and new market entrants). In addition, the market is sensitive to national and regional conditions and has low margins.

Over 15,000 foodservice distributors participate in the food-away-from-home marketplace. Competition consists of one other national distributor, and many regional and local distributors. Smaller companies align themselves with other local and regional players through purchasing cooperatives and marketing groups. This allows them to expand their geographic markets, private label offerings, and overall purchasing power, and their ability to meet customers’ distribution requirements.

There are few barriers to market entry. A number of adjacent competitors also serve the commercial foodservice market. These include cash and carry operations, commercial wholesale outlets (such as Restaurant Depot), club stores (such as Sam’s Club and Costco) and grocery stores. Because there are few barriers to entry, we have begun to experience competition from online direct food wholesalers, including e-commerce companies such as Amazon.com.

Our customers purchase from multiple suppliers. Most buying decisions are based on the type of product, its quality and price, plus a distributor’s ability to completely and accurately fill orders and provide timely deliveries. Customers can choose from many broadline foodservice distributors, specialty distributors that focus on specific categories (such as produce, meat or seafood), club stores, grocery stores and a myriad of new online retailers. Since switching costs are low, customers can make supplier and channel changes quickly. Existing foodservice competitors can extend their shipping distances, and add truck routes and warehouses relatively quickly to serve new markets or customers.

We differentiate ourselves from the competition by providing an innovative food offering and an easy customer service experience. We serve a diverse customer base with a salesforce of more than 4,000 associates who are well equipped to meet the evolving demands of our customers. We have increased our category management capabilities while remaining focused on innovation and differentiation in our exclusive brand portfolio. Our intention is to leverage our investment in information technology to make the customer experience easy.

Government Regulation

As a marketer and distributor of food products in the United States, US Foods must comply with various laws and regulations from federal, state and local regulatory agencies. Our policy is to comply with all applicable laws and regulations. A summary of certain laws and regulations is described below.

Food Holding

We are subject to the Federal Food, Drug and Cosmetic Act; the Bioterrorism Act; and regulations created by the U.S. Food and Drug Administration (“FDA”). The FDA regulates manufacturing and holding requirements for foods, specifies the standards of identity for certain foods and prescribes the format and content of certain information that must appear on food product labels.

The recently published and pending rules under the FDA Food Safety Modernization Act (“FSMA”) will significantly expand our food safety requirements. Among other things, we will be required to establish and maintain comprehensive, prevention-based controls across the food supply chain that are both verified and validated. The FSMA further regulates food products imported into the United States and provides the FDA with mandatory recall authority. The Act’s pending rules, including the rule on the sanitary transportation of food, may require us to enhance our systems to ensure that we meet new standards for maintaining the safety of food during transportation.

For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act, and regulations from the U.S. Department of Agriculture (“USDA”). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products, and the grading and commercial acceptance of produce shipments from our vendors.

Our company and products are also subject to state and local regulation. This includes measures such as the licensing of our facilities, enforcement of standards for our products and facilities by state and local health agencies, and regulation of our trade practices in connection with selling products.

Our processing and distribution facilities must be registered with the FDA biennially and are subject to periodic government agency inspections. Our facilities are generally inspected at least annually by federal and/or state authorities. We also must establish communication programs to transmit information about the hazards of certain chemicals present in some of the products we distribute.

Our customers include several departments of the federal government, including the Department of Defense and Department of Veterans Affairs facilities, as well as certain state and local entities. These customer relationships subject us to additional regulations applicable to government contractors.

Trade

For the purchase of products manufactured outside of the United States, and for the shipment of products to customers located outside of the United States, we are subject to customs laws regarding the import and export of shipments. Our activities, including working with customs brokers and freight forwarders, are subject to regulation by U.S. Customs and Border Protection, part of Homeland Security.

Anticorruption

Because US Foods is organized under the laws of a state in the U.S. and its principal place of business is in the U.S., it is considered a “domestic concern” under the Foreign Corrupt Practices Act and is covered by the anti-bribery provisions of the Act. The anti-bribery provisions of the FCPA prohibit any domestic concern and any officer, director, employee, or agent, acting on behalf of the domestic concern from paying or authorizing payment of anything of value to (i) influence any act or decision by a foreign official; (ii) induce a foreign official to do or omit to do any act in violation of his/her lawful duty; (iii) secure any improper advantage; or (iv) induce a foreign official to use his/her influence to assist the payor in obtaining or retaining business, or directing business to another person.

Ground Transportation

The U.S. Department of Transportation and its agencies, the Surface Transportation Board, the Federal Highway Administration, the Federal Motor Carrier Safety Administration, and the National Highway Traffic Safety Administration regulate our trucking operations through the regarding the regulation of operations, safety, insurance and hazardous materials. We must comply with the safety and fitness regulations promulgated by the Federal Motor Carrier Safety Administration, including those relating to drug and alcohol testing and hours-of service. Such matters as weight and dimension of equipment also fall under federal and state regulations.

Environmental

Our operations are also subject to a broad range of federal, state, and local environmental laws and regulations. Our operations are also subject to zoning and building regulations. The environmental laws and regulations cover a variety of procedures, including appropriately managing wastewater and stormwater; complying with clean air laws, including those governing vehicle emissions; properly handling and disposing of solid and hazardous wastes;

protecting against and appropriately investigating and remediating spills and releases; and monitoring and maintaining underground and aboveground storage tanks for diesel fuel and other petroleum products.

A number of our facilities have ammonia or Freon-based refrigeration systems, which could cause injury or environmental damage if accidently released. In addition, many of our facilities have propane and battery powered forklifts. Proposed or recently enacted legal requirements, such as those requiring the phase-out of certain ozone-depleting substances, and proposals for the regulation of greenhouse gas emissions, may require us to upgrade or replace equipment, or may increase our transportation or other operating costs.

Employment

The U.S. Department of Labor and its agencies, the Employee Benefits Security Administration, the Occupational Safety & Health Administration and the Office of Federal Contract Compliance, regulate our employment practices and standards for workers. We are also subject to laws that prohibit discrimination in employment based on non-merit categories, including Title VII of the Civil Rights Act and the Americans with Disabilities Act, and other laws relating to accessibility and the removal of barriers. Our workers’ compensation self-insurance is subject to regulation by the jurisdictions in which we operate.

Our facilities are subject to inspections under the Occupational Safety and Health Act to ensure our compliance with certain manufacturing, health and safety standards to protect our employees from accidents. US Foods is also subject to the National Labor Relations Act (NLRA) which governs the process for collective bargaining between employers and employees and protects the rights of both employers and employees in the workplace.

Compliance

We believe that we comply with the regulatory requirements relating to our operations. Failing to comply with applicable regulatory requirements could result in a number of adverse situations. These could include administrative, civil, or criminal penalties or fines; mandatory or voluntary product recalls; warning or untitled letters; cease and desist orders against operations that are not in compliance; closing facilities or operations; the loss, revocation, or modification of any existing licenses, permits, registrations, or approvals; and the failure to get additional licenses, permits, registrations, or approvals in new jurisdictions where we intend to do business. Any of these could have a material adverse effect on our business, financial condition, or results of operations. These laws and regulations may change in the future, and we may incur material costs to comply with them, or any required product recalls.

Employees

As of January 2, 2016, we had approximately 25,000 employees located in 48 states. Our approximately 16,000 non-exempt employees (that is, employees who are entitled to overtime pay under the Fair Labor Standards Act) are primarily warehouse workers and drivers. Roughly 4,700 employees are members of local unions associated with the International Brotherhood of Teamsters and other labor organizations. In fiscal year 2015, we renegotiated eleven agreements with labor unions, covering about 700 employees. In fiscal year 2016, fourteen CBAs covering approximately 1,600 employees will be subject to renegotiation. We believe we do extensive contingency planning in advance of all negotiations with a goal of ensuring we can continue to operate our facilities that may be affected by work stoppages.

A labor agreement covering approximately 200 employees in our Phoenix, Arizona distribution center expired in October 2015. Negotiations to reach a new agreement with the local union bargaining committee have been unsuccessful to date and, in early 2016, members of the Teamsters Local 104 went on strike at this facility. Employees at Teamsters-represented distribution centers in Los Angeles, San Diego, and Corona, California, joined in sympathy strikes. Notwithstanding that the initial strike by Teamsters Local 104 and the sympathy strikes have ended, we have not entered into a new labor agreement with Teamsters Local 104, so there is a risk of additional strikes and sympathy strikes in the future. We continue to make ourselves available to negotiate in good faith with the local bargaining committee in Phoenix with respect to this matter.

Additionally, in April 2016, we provided notice to our employees that we were shutting down our Baltimore, Maryland distribution center in June 2016. The employees represented by Teamster Locals 570 and 355 went on strike. We intend to transfer our Baltimore business to our other distribution centers, but in the interim, we continue to serve our customers using temporary labor. Employees represented by Teamsters local unions at our Cleveland, Ohio and Buffalo, New York distribution centers went and are currently on sympathy strikes. If the current sympathy strikes continue or other Teamster locals engage in sympathy strikes, such strikes could have a material impact on our business and delay deliveries or possibly cause our customers to seek alternate suppliers.

In May 2016, employees represented by the Teamsters local union at our Corona distribution center went and are currently on strike over an unfair labor practice charge that was filed in February 2016 with the NLRB. We believe we have meritorious defenses to the unfair labor practice charge and will defend ourselves vigorously. Employees represented by Teamster local unions at our Phoenix, Arizona, San Diego and La Mirada, California distribution centers went and are currently on sympathy strikes in support for the Corona unfair labor practice strike. The strikes have affected services levels at the applicable distribution centers; however, we have executed on our contingency plans and continue to serve our customers through use of temporary labor. We do not believe that the strike by the Teamsters local union at our Corona distribution center and the related sympathy strikes will have a material effect on our business; however, a prolonged strike or sympathy strikes by additional Teamster locals could have a material impact on our business and delay deliveries or possibly cause our customers to seek alternate suppliers. We are continuing to evaluate the impact of these recent union actions on our results of operations.

While we have experienced work stoppages in the past, we believe we have generally good relations with both union and non-union employees, and we believe we are well-regarded in the communities in which we operate.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. Management believes that we do not have any pending litigation that, separately or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors, director nominees, and executive officers, as of May 19, 2016.

Name	Age	Position
Pietro Satriano	53	President, Chief Executive Officer and Director
Fareed A. Khan	50	Chief Financial Officer
Steven Guberman	51	Chief Merchandising Officer
Jay Kvasnicka	48	Executive Vice President, Locally-Managed Sales
Tiffany Monroe	43	Chief Human Resources Officer
Juliette W. Pryor	51	Executive Vice President, General Counsel and Chief Compliance Officer
David Rickard	45	Executive Vice President, Strategy and Revenue Management
Keith D. Rohland	48	Chief Information Officer
Gregory Schaffner	65	Executive Vice President, Field Operations
Mark W. Scharbo	52	Chief Supply Chain Officer
Owen Schiano	42	Executive Vice President, National Sales
John C. Compton	55	Chairman of the Board of Directors
Kenneth A. Giuriceo	42	Director
John A. Lederer	60	Director
Timothy R. McLevish	61	Director Nominee
Vishal Patel	29	Director
Richard J. Schnall	46	Director
Nathaniel H. Taylor	39	Director

Mr. Satriano has served as President, Chief Executive Officer, and one of our directors since July 2015. From February 2011 until his appointment to his current position, Mr. Satriano served as Chief Merchandising Officer. Prior to joining our Company, Mr. Satriano was president of LoyaltyOne from 2009 to 2011. From 2002 to 2008, he served in a number of leadership positions at Loblaw Companies, including Executive Vice President, Loblaw Brands, and Executive Vice President, Food Segment. Mr. Satriano began his career in strategy consulting, first with The Boston Consulting Group in Toronto and then with the Monitor Company in Milan, Italy.

Mr. Khan has served as Chief Financial Officer since September 2013. Previously, Mr. Khan had been Senior Vice President and Chief Financial Officer of United Stationers Inc. since July 2011. Prior to United Stationers Inc., he spent twelve years with USG Corporation, where he most recently served as Executive Vice President, Finance and Strategy. Before joining USG Corporation in 1999, Mr. Khan was a consultant with McKinsey & Company, where he served global clients on a variety of projects including acquisition analysis, supply chain optimization, and organization redesign.

Mr. Guberman has served as Chief Merchandising Officer since July 2015. He previously served as Senior Vice President, Merchandising and Marketing Operations, a role in which he was responsible for deployment and adoption of a range of merchandising and marketing strategies designed to accelerate profitable sales growth and help customers win. Mr. Guberman joined our Company as part of the Kraft/Alliant Foodservice acquisition in 1991. He accumulated a wide breadth of leadership experience in sales, procurement, marketing, national accounts and category management before taking on the role of president of our Houston Division in 2006. Mr. Guberman brings a unique customer-oriented perspective to his role, as he began his career in restaurant management.

Mr. Kvasnicka has served as Executive Vice President, Locally-Managed Sales since August 2015. Mr. Kvasnicka joined our Company as a Territory Manager for Alliant Foodservice 20 years ago, and held a wide range of sales leadership roles including Vice President of Sales for the Minneapolis Division. In 2011, he became Division President, overseeing its successful growth and performance path until becoming Region President for the Midwest Region, where he led an organization responsible for meeting the needs of over 20,000 customers. Most recently, Mr. Kvasnicka served as the senior Field Sales integration planning leader for the proposed Acquisition and was one of the senior leaders responsible for developing our long range plan.

Ms. Monroe has served as Chief of Human Resources since November 2015. Prior to joining our Company, Ms. Monroe held a number of leadership positions at the Target Corporation, a discount retailer, most recently as SVP, Human Resources of Target Canada. Ms. Monroe joined the Target Corporation in 2001, as HR Manager for select distribution centers across multiple states, before being promoted to Regional HR Manager, Supply Chain in 2004. Ms. Monroe was promoted to Director of HR for International and Distribution in 2006 and then Vice President of those segments in 2010.

Ms. Pryor has served as Executive Vice President, General Counsel, and Chief Compliance Officer since March 2009. Since joining our Company in May 2005, Ms. Pryor has held several executive positions, including Senior Vice President and Deputy General Counsel. Prior to joining our Company, she was in private practice in the Washington, D.C. office of Skadden, Arps, Slate, Meagher & Flom.

Mr. Rickard has served as Executive Vice President, Strategy and Revenue Management since November 2015. From March 2014 until November 2015, Mr. Rickard was a Vice President at Uline, a distributor of shipping, industrial, and packing materials to businesses throughout North America, charged with identifying, leading and implementing improvement initiative across all aspects of the organization and focused on strategy development, continuous improvement and pricing. From September 1997 until March 2014, Mr. Rickard was a Partner and Managing Director at the Boston Consulting Group, responsible for developing client relationships and selling and executing consulting engagements. He focused on creating intellectual capital and on strategy and pricing.

Mr. Rohland has served as Chief Information Officer since April 2011. Prior to joining our Company, Mr. Rohland had several leadership positions at Citigroup, including Managing Director of Risk and Program Management from March 2007 until April 2011. Prior to joining Citigroup, Mr. Rohland was Chief Information Officer for Volvo Car Corporation of Sweden from November 2005 to March 2007. He has also held a number of leadership positions at Ford Motor Company.

Mr. Schaffner has been with our Company for over 40 years. He has served as Executive Vice President, Field Operations since July 2015. Prior to that, he served as Division President in Denver, Kansas City and San Antonio before taking on the Executive Senior Vice President of Sales & Operations role at Kraft Foodservice/Alliant in 1992. In 1998, Mr. Schaffner took on his most recent role as President of the Southwest Region, where he led 3,500 employees across 10 distribution centers. Mr. Schaffner received his Bachelor of Science degree in Administrative Management from the University of North Texas in Dallas.

Mr. Scharbo has served as Chief Supply Chain Officer since March 2013. Prior to joining our Company, he was Group Vice President—Inventory Strategy at Walgreens. Previously, he was Senior Vice President, Supply Chain at Duane Reade, from 2008 until its acquisition by Walgreens in 2010. From 2005 until 2008, Mr. Scharbo was Chief Operating Officer of Case-Mate.

Mr. Schiano joined our Company in 2006 as Executive Vice President of the Allentown Division before becoming President of the Cleveland Division. He has served as Executive Vice President, National Sales since September 2015. Prior to that, he served most recently as Region President of the Atlantic Region, where he led over 2,700 employees and numerous successful sales initiatives to drive growth across multiple customer channels. Before joining our Company, Mr. Schiano held multiple sales leadership roles with Michelin North America.

Mr. Compton has been the Chairman of the Board of Directors since August 2015. Mr. Compton became a CD&R Partner in 2015 after serving as an Operating Advisor since 2013. Mr. Compton is a 29-year veteran and former President of PepsiCo, Inc., the world’s second largest food and beverage company with over 250,000 employees in 220 countries. He currently serves as Chairman of TruGreen. Mr. Compton’s career at PepsiCo started at Frito-Lay in 1983. In 2002, after serving in positions of increasing responsibility in a variety of operational and sales capacities, he was appointed Vice Chairman and President of Frito-Lay North America. Mr. Compton went on to serve as Chief Executive Officer of PepsiCo Americas Foods, which included Frito-Lay North America, Quaker Oats brands, and all of PepsiCo’s Latin American food and snack businesses. He became President of PepsiCo in 2011. Mr. Compton is the former Chief Executive Officer of Pilot Flying J Corporation. He serves on the board of First Horizon National Corporation and was previously on the board of Pepsi Bottling Group Inc. In 2009, he was named a “CEO of Tomorrow” by BusinessWeek. Mr. Compton is a Sponsor nominee designated by CD&R under the terms of the Stockholders Agreement described in “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Mr. Giuriceo has been a director since August 2015. Mr. Giuriceo has been a financial partner at CD&R since 2007. He leads or co-leads the firm’s investments in David’s Bridal, Healogics, John Deere Landscapes and ServiceMaster, as he did with the investments in Envision Healthcare and Sally Beauty. Prior to joining CD&R in 2003, Mr. Giuriceo worked in the principal investment area and investment banking division of Goldman, Sachs & Co. He is currently a director of David’s Bridal, Inc., Healogics Holding Corp., and TruGreen Holding Corporation and a member of the board of managers of John Deere Landscapes LLC. He formerly served as a director of Envision Healthcare Corporation, Sally Beauty Holding, Inc., and ServiceMaster Global Holding Inc. Mr. Giuriceo is a Sponsor nominee designated by CD&R, under the terms of the Stockholders Agreement described in “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Mr. Lederer has been a director since September 2010. From September 2010 until July 2015, Mr. Lederer also served as our President and Chief Executive Officer. From 2008 to 2010, Mr. Lederer was Chairman and Chief Executive Officer of Duane Reade, a New York-based pharmacy retailer acquired by Walgreens in 2010. Mr. Lederer joined Duane Reade in 2008 and led a company-wide revitalization effort. Prior to Duane Reade, he spent 30 years at Loblaw Companies Limited, Canada’s largest grocery retailer and wholesale food distributor. Mr. Lederer held a number of leadership roles at Loblaw, including President from 2000 to 2006. Mr. Lederer currently serves as a director of Tim Hortons, Inc.

Mr. McLevish has agreed to join our Board of Directors upon the date we are listed on the NYSE. Currently, Mr. McLevish serves as a consultant to Walgreens Boots Alliance, Inc., formerly Walgreens Co. (the nation’s largest drugstore chain). In this capacity, Mr. McLevish provides advice and counsel to the Chief Executive Officer of Walgreens Boots Alliance, Inc. on matters relating to strategy, business development and M&A. Prior to this role, Mr. McLevish served as Chief Financial Officer of Walgreens Boots Alliance, Inc. from January 2015 to February 2015 and Executive Vice President and Chief Financial Officer of Walgreens Co. from August 2014 to December 2014. From October 2007 to April 2014, Mr. McLevish held various positions within Kraft Foods Group and Kraft Foods Inc., including Executive Vice President and Chief Financial Officer and Executive Vice President within Kraft Foods Group, and Executive Vice President and Chief Financial Officer within Kraft Foods Inc. Before joining Kraft Foods, Mr. McLevish was the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited, a diversified industrial company, from May 2002 to August 2007. Prior to that, he held a series of finance, administration and leadership roles for Mead Corporation, a forest products company, which he joined in 1987. His final role with Mead was Vice President and Chief Financial Officer, a position he held from December 1999 through March 2002. Mr. McLevish holds a bachelor’s degree in accounting from the University of Minnesota and a master in business administration from Harvard Business School. In addition, he is a certified public accountant. Mr. McLevish currently serves on the boards of directors for ConAgra Foods, Inc., where he is a member of the audit committee, and Kennametal, Inc., where he is the chair of the audit committee and a member of the nominating/corporate governance committee.

Mr. Patel has been a director since August 2015. Mr. Patel joined KKR in 2010 and is a member of the Retail team. He has played a role in KKR’s investments in Biomet, Dollar General, and our Company. Mr. Patel

currently sits on the board of directors of Academy Sports + Outdoors. Prior to joining KKR, he was with Moelis & Company, where he was involved in a variety of mergers, acquisitions and restructuring transactions. He holds a Bachelor of Science degree in economics, summa cum laude, from the Wharton School at the University of Pennsylvania. Mr. Patel is a Sponsor nominee designated by KKR, under the terms of the Stockholders Agreement described in “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Mr. Schnall has been a director since 2007. Mr. Schnall has been a financial partner at CD&R since 2001. Prior to joining CD&R in 1996, he worked in the Investment Banking Division of Donaldson, Lufkin & Jenrette, Inc. and Smith Barney & Co. Mr. Schnall currently serves as a director of Healogics Holding Corp., David’s Bridal, Inc., Envision Healthcare Corporation, and PharMEDium Healthcare Corporation. He was a director of Sally Beauty Holdings, Inc. from 2006 to 2012 and AssuraMed, Inc. from 2010 to 2013. Mr. Schnall is a graduate of the Wharton School of Business at the University of Pennsylvania and holds an M.B.A. from Harvard Business School. Mr. Schnall is a Sponsor nominee designated by CD&R, under the terms of the Stockholders Agreement described in “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Mr. Taylor has been a director since March 2011. He joined KKR in 2005. Mr. Taylor currently sits on the board of directors of Aricent, Academy Sports + Outdoors, Channel Control Merchants, Lemonade Restaurant Group, National Vision, and Toys ’R’ Us Inc. Before joining KKR, Mr. Taylor was with Bain Capital, where he was involved in the execution of investments in the retail, health care, and technology sectors. Mr. Taylor is a Sponsor nominee designated by KKR, under the terms of the Stockholders Agreement described in “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Upon the completion of this offering, we expect that our Board of Directors will be comprised of nine seats; however, one of such board seats will be vacant at the time we complete this offering. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified Board of Directors, with two directors in Class I (expected to be Messrs. Giuriceo and McLevish), three directors in Class II (expected to be Messrs. Compton, Lederer, and Patel) and three directors in Class III (expected to be Messrs. Satriano, Schnall, and Taylor). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Description of Capital Stock—Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, under the Amended and Restated Stockholders Agreement that we intend to enter into with the Sponsors prior to completion of this offering, the Sponsors will have the right to designate nominees for our Board of Directors, subject to the maintenance of specified ownership requirements. See “Certain Relationships and Related Party Transactions—Stockholder Agreements.”

Under our amended and restated certificate of incorporation, our Board of Directors will consist of such number of directors as may be determined from time to time by resolution of the Board of Directors, subject to any rights of holders of preferred stock and the rights granted pursuant to the Amended and Restated Stockholders Agreement, but in no event may the number of directors be less than two or more than fifteen. Our Board of Directors has fixed the current number of directors at nine and there are currently two vacancies, one of which we expect will be filled by Mr. McLevish prior to the completion of this offering and the other of which KKR is entitled to fill with a new director, as described below. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, subject to our Amended and Restated Stockholders Agreement with respect to the director designation rights of the Sponsors. With respect to any vacancy of a Sponsor-designated director, such Sponsor will have the right to designate a new director for election by a majority of the remaining directors then in office. As a result of the resignation of a previous KKR-designated director, KKR will have the right under the Amended and Restated Stockholders Agreement to designate a new director for election by a majority of the other directors then in office. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, or removal.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our Board of Directors considered the following important characteristics, among others:

•	Pietro Satriano—we considered Mr. Satriano’s extensive experience and leadership in the food industry. Additionally, we considered how his role as our President and Chief Executive Officer would provide valuable information about the status of our day-to-day operations and bring a management perspective to the deliberations of our Board of Directors.

•	John C. Compton—we considered Mr. Compton’s extensive management, financial, and operational expertise in the food industry.

•	Kenneth A. Giuriceo—we considered Mr. Giuriceo’s significant expertise in private equity and his financial and business expertise.

•	John A. Lederer—we considered Mr. Lederer’s extensive experience in the food industry.

•	Timothy R. McLevish—we considered Mr. McLevish’s extensive knowledge of financial reporting, internal controls and procedures and risk management.

•	Vishal Patel—we considered Mr. Patel’s financial and business expertise.

•	Richard J. Schnall—we considered Mr. Schnall’s significant expertise in private equity and his financial and business expertise.

•	Nathaniel H. Taylor—we considered Mr. Taylor’s significant expertise in private equity, and financial and business expertise.

Non-Employee Director Compensation

All members of our Board of Directors are entitled to be reimbursed for reasonable expenses incurred in attending all board and committee meetings. Directors who are our employees or employees of CD&R do not receive remuneration for serving on our Board of Directors. Directors who are employees of KKR stopped receiving remuneration for serving on our Board of Directors after June 27, 2015. Upon completion of this offering, non-employee directors will receive an annual retainer of $100,000 paid quarterly. The Chair of the Audit Committee will receive an additional annual retainer of $25,000 paid quarterly, and the Chair of each of the Compensation and Nominating and Corporate Governance Committees will receive an annual retainer of $20,000 paid quarterly. In addition, each non-employee director will receive an annual equity grant of $100,000, split evenly between RSUs (50% performance vesting and 50% time vesting) and stock options (50% performance vesting and 50% time vesting), vesting over a four-year period. The fees earned or paid in cash by us to non-employee directors for service as directors for fiscal 2015 was as follows:

Name	Fees Earned or Paid in Cash	Total
Mr. Calbert	$20,000	$20,000
Mr. Taylor	$20,000	$20,000

Role of Board in Risk Oversight

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business, and accomplishes this oversight through the regular reporting to the Board of Directors and the Audit Committee by management. The Audit Committee represents the Board of Directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls, and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit, and compliance functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors areas of risk and the appropriate mitigating factors. In addition, our Board of Directors receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of this offering, the Sponsors, acting as a group, will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we will be a “controlled company” pursuant to the corporate governance standards of the NYSE. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with NYSE corporate governance standards, including the requirements (1) that a majority of its Board of Directors consist of independent directors, (2) that its Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) that its Board of Directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (4) for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our Nominating and Corporate Governance Committee and Compensation Committee will not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these standards and, depending on the board’s independence determination with respect to our then current directors, we may be required to add additional directors to our board in order to achieve such compliance within the applicable transition periods.

The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of Rule 10A-3 under the Exchange Act and NYSE rules. Pursuant to such rules, we are required to have at least one independent director on our Audit Committee on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. 90 days after such date of effectiveness, we are required to have a majority of independent directors on our Audit Committee. One year following such date of effectiveness, our Audit Committee is required to be comprised entirely of independent directors.

Board Committees

Audit Committee

Upon the completion of this offering, we expect that the members of our Audit Committee will consist of Messrs. Giuriceo, McLevish, and Patel. Mr. McLevish is expected to qualify as an independent director under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. Following this offering, our Board of Directors will determine which member of our Audit Committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. All members of the Audit Committee will be familiar with finance and accounting practice and principles and will be financially literate.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function, and (5) the performance of our independent registered public accounting firm.

Prior to the completion of this offering, our Board of Directors will adopt a new written charter for the Audit Committee that will satisfy the applicable requirements of the SEC and NYSE, which will be available on our website.

Compensation Committee

Upon the completion of this offering, we expect that the members of our Compensation Committee will consist of Messrs. Taylor, Compton, Schnall, and McLevish. Mr. McLevish is expected to qualify as an independent director under the NYSE corporate governance standards.

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Prior to the completion of this offering, our Board of Directors will adopt a new written charter for the Compensation Committee that will satisfy the applicable requirements of the SEC and NYSE, which will be available on our website.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we expect that the Nominating and Corporate Governance Committee will consist of Messrs. Compton, Taylor and McLevish. Mr. McLevish is expected to qualify as an independent director under the NYSE corporate governance standards.

The primary purpose of our Nominating and Corporate Governance Committee is to (1) assist our Board of Directors by identifying individuals qualified for membership on our Board of Directors, (2) recommend individuals to our Board of Directors for nomination as members of our Board of Directors and its committees, and (3) advise and make recommendations to our Board of Directors on corporate governance matters and the overall governance structure of our Company and Board of Directors.

Prior to the completion of this offering, our Board of Directors will adopt a new written charter for the Nominating and Corporate Governance Committee that will satisfy the applicable requirements of the SEC and NYSE, which will be available on our website.

Executive Committee

Upon the completion of this offering, we expect that the members of our Executive Committee will consist of Messrs. Schnall, Compton, Patel, and Taylor.

The primary purpose of the Executive Committee is to exercise the powers of the Board of Directors, except as limited by law, between regularly scheduled meetings of our Board of Directors, when it is not practical or feasible for our Board of Directors to meet, or as otherwise directed by our Board of Directors.

Prior to the completion of this offering, the written charter for the Executive Committee will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. We are party to certain transactions with the Sponsors described in the “Certain Relationships and Related Party Transactions” section of this prospectus.

Code of Ethics

Prior to the completion of this offering, our Board of Directors will adopt a new Code of Conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, which will be available on our website. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided in this prospectus as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Executive Compensation

Compensation Discussion and Analysis

In this section, we provide an overview of our philosophy and the objectives of our executive compensation program, and describe the material components of our executive compensation program for our Named Executive Officers (“NEOs”) whose compensation is set forth in the Summary Compensation Table and other compensation tables in this prospectus. For fiscal 2015, our NEOs were:

•	Pietro Satriano, our President and Chief Executive Officer (as of his promotion into that role on July 13, 2015);

•	Fareed A. Khan, our Chief Financial Officer;

•	Juliette W. Pryor, our Executive Vice President, General Counsel and Chief Compliance Officer;

•	Keith D. Rohland, our Chief Information Officer;

•	Mark W. Scharbo, our Chief Supply Chain Officer;

•	John A. Lederer, our former President and Chief Executive Officer (until stepping down from that role as of July 10, 2015 and remaining as an advisor to the Company until January 2, 2016); and

•	Stuart S. Schuette, our former Chief Operating Officer (until his resignation as of September 30, 2015).

In addition, we explain how and why the Compensation Committee of our Board of Directors (the “Compensation Committee”) determines compensation policies and makes decisions involving our NEOs.

Executive Summary

Our long-term success depends on our ability to attract, develop, motivate, and retain highly talented individuals who are committed to our vision and strategy. A key objective of our executive compensation program is to link such individuals’ pay to their individual performance and their contribution to advancing our overall annual and long-term performance and business strategies. We believe that the amount of compensation we pay to our leadership reflects their extensive management experience, continued high performance, and exceptional service to us. We also believe that our compensation strategies have been effective in attracting high-performing executive talent and promoting performance and retention.

Overview of Compensation for Fiscal 2015

Fiscal 2015 marked a year of transition and financial success for us. These results reflected the performance of our current leadership team despite challenging operating conditions and the eventual termination of the Acquisition. Our NEOs delivered the operational and financial successes that are outlined in detail in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and include:

•	Meeting Adjusted EBITDA goals;

•	Increasing growth rates with independent restaurant customers;

•	Initiating the roll out of a new field structure;

•	Renovating and expanding our facilities; and

•	Acquiring a leading broadline distributor in the Milwaukee market with over $100 million in annual sales and a high concentration of independent restaurant customers.

Our performance in fiscal 2015 resulted in our NEOs generally receiving annual cash bonuses that exceeded their targets. As described in more detail below, each NEO (other than Mr. Schuette) received a cash bonus that was approximately 108% of their target bonus.

In fiscal 2013, our Compensation Committee also put in place certain Transaction Bonuses and Retention Bonuses in light of the proposed Acquisition. In fiscal 2015, our Compensation Committee took into consideration the significant amount of work performed over a multi-year period by the NEOs toward the consummation of the Acquisition and the circumstances that resulted in the Acquisition not being completed upon the originally anticipated timeframe. Based on its review, our Compensation Committee approved the payment of the eligible Transaction Bonus to each NEO in fiscal 2015 and the Retention Bonus in two equal tranches in fiscal 2015 and fiscal 2016.

To continue providing appropriate incentives to align our leadership with our stockholders, in fiscal 2015 our Compensation Committee resumed the practice of granting equity to our NEOs. Similar to past practices, our Compensation Committee elected to use a mix of time- and performance-vested stock options and time- and performance-vested RSUs to promote performance and retention. Our long-term equity compensation program is described in more detail below.

Changes to our Executive Leadership Team in Fiscal 2015

On July 9, 2015, we announced that Mr. Lederer, our President and Chief Executive Officer, would step down from that role effective July 10, 2015. Under the terms of his employment arrangement, Mr. Lederer was entitled to certain payments, which are summarized below under “Compensation Arrangements with our NEOs—Compensation Arrangements with Mr. Lederer.”

Effective July 13, 2015, Mr. Satriano was appointed as our President and Chief Executive Officer. In connection with the promotion of Mr. Satriano, we entered into a letter agreement, which provides for certain compensation arrangements and is described below under “Compensation Arrangements with our NEOs—Compensation Arrangements with Mr. Satriano.”

Effective September 30, 2015, Mr. Schuette resigned from his position as our Chief Operating Officer. In connection with his departure, he was entitled to certain payments which are summarized below under “Compensation Arrangements with our NEOs—Compensation Arrangements with Mr. Schuette.”

Changes to our Executive Compensation Program from Fiscal 2014 to Fiscal 2015

In light of the proposed Acquisition and restrictions imposed under the Acquisition Agreement, much of our executive compensation program remained unchanged from fiscal 2014 throughout most of fiscal 2015.

After it was apparent that the Acquisition would be terminated, the Compensation Committee, in consultation with certain members of management and our Board of Directors, made changes to the executive compensation programs for the remainder of fiscal 2015, including:

Component	Summary of the Fiscal 2015 Change	Rationale for the Fiscal 2015 Change

Long-Term Equity Incentive Plan	• Re-launched the annual equity grant program that had been suspended in fiscal 2014.	• This change was possible and desirable once the Acquisition was terminated to further align the interests of our management with our stockholders.

Other Cash Incentive Elements	• Provided for payout of Transaction Bonuses and Retention Bonuses granted in fiscal 2013 in the event of a terminated Acquisition.	• Compelling compensation was required to secure key employees and provide management continuity during the transition phase before and after the Acquisition was terminated.

Philosophy of our Executive Compensation Program

We provide compensation strategies and programs that attract, motivate, develop and retain the right talent, in the right places, at the right time. We strive to provide a total compensation package that is competitive with comparable employers who compete with us for talent and is equitable among our internal workforce. We believe that our executive compensation program should support our goal of achieving sustained increases in our long-term value while encouraging appropriate risk-taking by our executives.

Our executive compensation plans directly link a substantial portion of annual executive compensation to our financial and operating performance through the use of annual cash bonus programs and long-term equity programs. These plans are designed to deliver superior compensation for superior company performance. Likewise, when our performance falls short of expectations, these programs deliver lower levels of compensation.

Our Compensation Committee also seeks to balance pay-for-performance objectives with retention considerations. This means that even during temporary downturns in the economy and the foodservice distribution industry, our compensation programs continue to provide appropriate incentive opportunities to ensure that successful, high-performing employees stay committed to increasing our long-term value.

Guiding Principles in our Executive Compensation Program

We use the following guiding principles as the basis of our executive compensation philosophy to attract, motivate, develop and retain talent who will drive financial and strategic growth and build long-term value:

•	Establish and support a link between pay and performance—both at the Company level and at individual levels;

•	Differentiate pay for superior performers that recognizes and rewards individual contributions to our success;

•	Appropriately balance short-term and long-term compensation opportunities with our short-term and long-term goals and priorities;

•	Balance risk and reward by providing appropriate incentives to encourage sustainable financial performance;

•	Focus leadership on long-term value creation by providing equity ownership incentives to executives; and

•	Offer cost-efficient programs that ensure accountability in meeting our performance goals and are easily understood by participants.

Components and Objectives of our Executive Compensation Program

Our Compensation Committee built the executive compensation program upon a framework that includes the following three main elements:

•	Annual cash compensation (salary, annual cash bonus, and occasional other cash compensation);

•	Long-term equity incentives (equity investment program and annual stock grants); and

•	Other benefits and perquisites (health and welfare benefits, retirement programs, insurance, minimal perquisites).

These three elements are summarized below, and are discussed in more detail in the following paragraphs:

Annual Cash Compensation
Component	Description of Component	Objective of Component
Base Salary	Fixed amount based on level of responsibility, experience, tenure and qualifications.

•       Supports talent attraction and retention. Forms basis for Annual Incentive Plan award.

•       Consistent with competitive pay practice. Based on our external market comparison, generally targeted at the median of base salary for similar executive positions in our peer group.

Annual Incentive Plan Award

Annual cash bonus that is designed to reward executive officers for achieving annual financial performance goals.

Payment of the Annual Incentive Plan award is based on satisfaction of key financial performance criteria, including Adjusted EBITDA and Cash Flow—Net Debt.

•       Links executive pay and our financial performance.

•       Drives the achievement of annual business objectives.

•       Based on our external market comparison, generally targeted at the median of the annual cash incentive ranges for similar executive positions in our peer group.

Discretionary Cash Bonuses	The Compensation Committee may provide special cash bonuses to select individuals on a discretionary basis.	• Recognizes extraordinary efforts of individuals or special circumstances.

Long-Term Equity Incentives
Component	Description of Component	Objective of Component
Equity Investment Program

Key management employees may be eligible to invest in our Company through this program. For their investment, participants are eligible to receive (1) an investment stock option grant equal to the fair market value of their investment level, plus (2) an investment stock option grant based on a multiple of their investment level (1.00x to 5.00x).

The only equity investment program activity in fiscal 2015 was Mr. Satriano’s investment of $500,000 in exchange for 30,864 investment shares. Mr. Satriano did not receive a grant of investment options.

•       Designed to focus our key management employees on long-term value creation by providing a significant financial reward for financial and operational success of our Company.

•       Aligns the performance of our Company with the pay of our executives.

•       Investment option grant designed to only have value if our financial and operating performance increases after date of grant.

Long-Term Equity Incentives
Component	Description of Component	Objective of Component
Annual Equity Grant

The Annual Equity Grant program was re-launched in fiscal 2015 after being suspended for fiscal 2014 due to the pending Acquisition.

Eligible participants, including the NEOs, receive grants of both RSUs and stock options that vest pro-rata based on performance and time.

•       Designed to support our multiyear transformation initiative by providing participants with an ownership stake in our Company as well as an opportunity to build future wealth.

•       Based on our external market comparison, generally targeted at the median of the long-term incentive value ranges for similar executive positions in our peer group.

Supplemental RSU Grants

Special grants of RSUs (in addition to the annual equity grants) are provided on an occasional and selective basis.

RSU grants can vest over time or vest based on meeting specified performance goals (generally subject to continued employment).

•       Special RSU grants are generally designed to enhance retention of key management employees through the vesting requirements.

•       RSU grants based on performance align the performance of our Company with the pay of our executives.

Other Benefits and Perquisites
Component	Description of Component	Objective of Component
Other Benefits and Perquisites

Our NEOs are eligible to participate in the same benefit programs that are offered to other salaried and hourly employees.

The NEOs are eligible for enhanced Long Term Disability (LTD) and life insurance coverage and participate in the Executive Perquisite Allowance Plan, which provides an annual allowance to defray the cost of services normally provided as executive perquisites, such as financial or legal planning, club memberships, or executive physicals.

•       Designed to provide market competitive benefits to protect employees’ and their covered dependents’ health and welfare.

•       Supplemental programs intended to assist us in attracting, motivating, and retaining high caliber executive talent.

Severance Agreements	Each of our NEOs has entered into a Severance Agreement with us. Structured as “severance” rather than “employment” agreements, these agreements outline compensation considerations in the event that (1) the executive’s employment is terminated by us other than for cause, or (2) employment is ended by the executive with good reason.	• Designed to provide standard protection to both the executive and to us to ensure continuity and aid in retention.

How We Make Compensation Decisions

Our Compensation Committee, in consultation with management and the Compensation Committee’s independent compensation consultant, focuses on ensuring that our executive compensation programs reinforce our pay for performance philosophy and enhance longer-term value creation.

Committee Oversight

Our Compensation Committee, comprised of our non-employee directors designated by our Sponsors, is responsible for overseeing our executive compensation program. Our Compensation Committee determines and approves all compensation for our NEOs.

Although our entire Board of Directors meets to discuss our CEO’s goals and performance in achieving those goals each fiscal year, our Compensation Committee solely approves all compensation awards and payout levels for our CEO.

Our Compensation Committee develops and oversees programs designed to compensate our NEOs and other executive officers, as well as the presidents of our regions and areas. Our Compensation Committee is also authorized to approve all awards under the equity investment program, grants of restricted stock, RSUs, stock options, equity appreciation rights and other awards under our equity-based incentive plans for our employees.

Our Compensation Committee has several resources and analytical tools it uses in making decisions related to executive compensation. The table below discusses the key resources available to the Compensation Committee.

Compensation Committee Resources
Independent Committee Consultant

Meridian Compensation Partners (“Meridian”) provides independent advice to our Compensation Committee in connection with matters pertaining to executive compensation. The scope of services Meridian may be asked to provide generally includes (1) attending, as requested, select Compensation Committee meetings and associated preparation work; (2) guiding our Compensation Committee’s decision-making with respect to executive compensation matters; (3) providing advice on our compensation peer group; (4) providing competitive market studies; and (5) updating our Compensation Committee on emerging best practices and changes in the regulatory and governance environment.

Meridian was engaged exclusively by the Compensation Committee. Meridian did not provide any services to us in fiscal 2015 that were unrelated to executive compensation.

Human Resources Department	Our Chief Human Resources Officer and our Human Resources Department provide benchmarking data (comprised of peer group analysis and supplemental external compensation survey data analysis) and recommendations with respect to annual base salary, annual incentive plan, and long-term incentive compensation decisions to our Compensation Committee. As requested by our Compensation Committee, our Human Resources Department works with Meridian to gather and analyze relevant competitive data and to identify and evaluate various alternatives for executive compensation.

CEO

For other NEOs, our CEO makes individual recommendations to our Compensation Committee on base salary levels, annual cash incentive awards and long-term equity incentive compensation opportunities. Our CEO also provides initial recommendations for Annual Incentive Plan performance targets for our Compensation Committee to consider.

Although our Compensation Committee values and welcomes input from management, it retains and exercises sole authority to make decisions regarding NEO compensation. No member of management, including our CEO, has a role in determining his or her own compensation.

Role of CEO in Determining Executive Compensation

As described above, our CEO assists our Compensation Committee by providing an evaluation of the performance of the other NEOs and recommends compensation levels. In forming such recommendations, our CEO is advised by our Human Resources Department, which assesses the design of, and makes recommendations related to, our compensation and benefits programs.

Our CEO also consults with other NEOs for recommendations related to the appropriate financial performance measures used in our Annual Incentive Plan. In developing recommendations for our Compensation Committee, our CEO and our Human Resources Department consult benchmarking and other market surveys from Meridian and compensation consultants retained by management, as described elsewhere in this Compensation Discussion and Analysis, and structure their recommendations to adhere to the philosophy and objectives described in “Philosophy of our Executive Compensation Program.”

Use of Competitive Data

We believe we must pay compensation that is competitive with the external market for executive talent. This will allow us to attract, motivate, develop and retain executives who have the necessary skills to enhance our long-term business results. For the NEOs, we generally construct external market comparison points by examining (1) peer group proxy data and (2) compensation market survey data.

Peer Group Data

Periodically, Meridian will work with our Human Resources Department to review the membership of the peer group, to ensure the peer group continues to reflect companies whose business size and complexity are similar to us and with which we compete for top executive talent. The methodology used in constructing the proposed peer group included:

•	For data availability purposes, the group of available companies included publicly traded US companies plus other companies who file periodic reports with the SEC.

•	The group of available companies was narrowed to:

(1)	Food distributors;

(2)	Non-food distributors in high-volume/low-margin businesses in the following industries: trading companies and distributors, retail distributors, health care distributors, and technology distributors;

(3)	Other food/staples retailers; and

(4)	Food products companies.

•	The potential peers were screened based on both revenues and EBITDA margin.

In July 2012, our Compensation Committee approved the inclusion of the following companies in the peer group used for executive pay and program benchmarking:

• Andersons Inc. • Arrow Electronics Inc. • Avnet • Campbell Soup Co. • Dean Foods Co. • Dole Foods Company Inc. • Genuine Parts Co. • Grainger (W W) Inc.	• Heinz (HJ) Co. • Nash Finch • Owens & Minor Inc. • Safeway Inc. • Schein (Henry) Inc. • Smithfield Foods Inc. • Synnex Corp. • Sysco Corp • Tech Data Corp.	• Tyson Foods Inc. • United Natural Foods Inc. • Wesco International Inc. • Whole Foods Market Inc.

In light of limitations imposed by the proposed Acquisition on our compensation programs, we made no changes to the peer group in fiscal 2013, fiscal 2014, or fiscal 2015. However, due to recent ownership changes in Dole Foods Company Inc., H J Heinz Co., Smithfield Foods Inc., Safeway Inc., and Nash Finch, we expect to review the peer group in fiscal 2016 and construct a revised peer group for compensation decisions going forward.

Constructing the Market Compensation Comparisons—How We Used the Peer Group Data for Fiscal 2015 Compensation

As noted above, we did not change our peer group in fiscal 2013, fiscal 2014 or fiscal 2015 and we did not engage in an across-the-board formal review or benchmarking of the peer group’s compensation relative to the compensation we paid to our NEOs during these years. Consequently, during fiscal 2013 and fiscal 2014, we made immaterial changes to the base salaries we paid our NEOs, continued the annual bonus arrangements (including the target percentages), and maintained the overall amount of equity that we paid to the NEOs (to the extent that we paid equity) as a result of a market analysis.

For fiscal 2015, the Compensation Committee, with the assistance our Human Resources Department, reviewed a subset of existing companies contained in our peer group for base salary data. Based on this review, we increased the base salary for two of our NEOs, but did not make any other market increases for annual bonus or equity awards.

When Mr. Satriano was promoted to serve as our Chief Executive Officer, our Compensation Committee asked our Human Resources Department to work with Meridian to determine an appropriate compensation arrangement in light of his new role. In so doing, Meridian reviewed the prior formal market analysis conducted by our Human Resources department in fiscal 2013, and aged the data based on general market movement for peer chief executive officers to inform our Compensation Committee about the appropriate market data to determine Mr. Satriano’s compensation.

Use of Performance Evaluations in Setting Base Salaries

Our Compensation Committee conducts an annual assessment of our CEO’s performance. Our CEO provides to our Compensation Committee an evaluation of the performance of each other NEO to determine each executive’s success in meeting our operating priorities or exhibiting the core attributes on which all employees are evaluated. These evaluations are subjective and no objective criteria or relative weighting is assigned to any individual factor. Our Compensation Committee uses the performance evaluations for the CEO and each other NEO as an eligibility threshold for determining annual base salary increases.

Any NEO who receives a “Meets Expectations” or “Exceeds Expectations” performance rating is eligible to receive a base salary increase reflecting the following factors:

•	The NEO’s performance relative to the other NEOs, and/or

•	The median base salary of the peer group or other market comparator group, and/or

•	Any additional or exceptional event that occurs, such as an internal equity adjustment, a promotion or a change in responsibilities, and/or

•	The overall budgeted increase for our salaried employee population.

The merit increase program was suspended in fiscal 2014 and the effective date of the next merit cycle was moved from July 2015 to April 2016. In fiscal 2015, one NEO received a promotional salary increase and two other NEOs received salary increases to reflect internal equity and external market competitiveness issues as described below under “Fiscal 2015 Adjustments to Base Salary.” Actual annual base salary determinations are discussed under “Base Salary.”

Internal Analysis in Setting Compensation Elements

With respect to annual salary, Annual Incentive Plan awards and Annual Equity Grant awards available to NEOs, our Compensation Committee does not perform a formal analysis comparing internal equity at our Company to the practices of other companies. However, it does consider the internal equity of the compensation awarded by using comparisons within our Company based on, among other factors, role, title and responsibilities.

Business Performance and Impact on Pay

Our executive compensation program directly links a substantial portion of executive compensation to our Company’s performance, through annual cash and long-term equity incentives. In developing our pay for performance policies, our Compensation Committee generally reviews elements of pay for each executive position against the market comparison data points for similar executive positions at other companies. The external market comparison data points include the data and processes discussed above under “Use of Competitive Data” and “Peer Group Data.”

However, our Compensation Committee has not historically used an exact formula for allocating between fixed and variable, cash and non-cash, or short- and longer-term compensation. This varied approach to our pay mix allows our Compensation Committee flexibility to structure our annual and longer-term compensation programs and adjust for the evolving business environment.

The following charts show the various components of the compensation of our current CEO and the other NEOs (excluding our CEO) who were our employees as of January 2, 2016. Consequently, the following charts exclude the compensation of Mr. Lederer and Mr. Schuette.

Target Compensation Mix—Fiscal 2015

The Target Compensation Mix charts below includes (1) base salary in effect at the end of fiscal 2015, (2) Annual Incentive Plan award targets, and (3) target value of AEG stock options and RSUs.

Overview of the Fiscal 2015 Executive Compensation Program

Base Salary

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. The table below shows the base salary of each NEO that was approved by our Compensation Committee. These salaries were in effect at the end of fiscal 2015 or, in the case of Mr. Schuette, at the time of his separation from our Company on September 30, 2015.

Named Executive Officer	2015 Base Salary
Pietro Satriano	$900,000
Fareed A. Khan	$600,000
Juliette W. Pryor	$550,000
Keith D. Rohland	$475,000
Mark W. Scharbo	$475,000
John A. Lederer	$1,175,000
Stuart S. Schuette	$600,000

Fiscal 2015 Adjustments to Base Salary

The base salaries of three of the NEOs were increased during fiscal 2015. Mr. Satriano’s base salary was increased from $500,000 to $900,000 on July 13, 2015 when he was promoted to President and CEO. On August 10, 2015, Ms. Pryor’s base salary was increased from $475,000 to $550,000 and Mr. Scharbo’s from $450,000 to $475,000 to address both internal equity and external market competitiveness issues.

Overview of Annual Incentive Plan Award

The Annual Incentive Plan (or “AIP”) is designed to offer opportunities for cash compensation tied directly to our Company’s performance. We pay the AIP award in cash, with payments generally made in the first quarter of the fiscal year for bonuses earned based on performance in the prior fiscal year. Each year, our Compensation Committee approves the incentive plan framework for each NEO. In December 2014, our Compensation Committee approved the AIP framework for fiscal 2015. Employees had to have been employed on December 31, 2015 to be eligible to receive the AIP award.

The framework for the 2015 Annual Incentive Plan for our NEOs was based on the following:

Eligible Earnings is equal to the participant’s base salary earnings during the incentive plan year. To the extent that an individual’s salary changes during the year (whether due to increases or decreases), such changes are reflected in the individual’s eligible earnings for purposes of the AIP.

AIP Target Percentage is the individual percentage by which we determine the NEO’s target award, or award that the NEO would receive if target performance is achieved. The individual target percentages are based on market-competitive data and are established as a percentage of eligible earnings. The eligible earnings multiplied by the AIP Target Percentage is also referred to as the “target award.”

At the beginning of each plan year, our Compensation Committee designates individual AIP Target Percentages for each of our NEOs. Due to the proposed Acquisition, the individual AIP Target Percentages for our NEOs generally remained unchanged from fiscal 2014, other than due to promotion.

The fiscal 2015 Annual Incentive Plan individual targets for our NEOs were as follows:

Named Executive Officer	Fiscal 2015 AIP Target Percentage
Pietro Satriano	105.8%
Fareed A. Khan	75%
Juliette W. Pryor	75%
Keith D. Rohland	75%
Mark W. Scharbo	75%
John A. Lederer	110%

Mr. Satriano’s AIP target percentage was increased from 75% to 125% on July 13, 2015 upon his promotion to President and CEO. His target award for fiscal 2015 is prorated based upon his promotion date. Although Mr. Lederer stepped down as our CEO in July 2015, he remained employed with us for all of fiscal 2015 and was therefore eligible for an AIP award. Due to his resignation as of September 30, 2015, Mr. Schuette was not eligible for a 2015 AIP award.

The Business Performance Factor is calculated based on the financial objectives described below. It is multiplied by the target award to arrive at the fiscal 2015 AIP award. The possible payout range of fiscal 2015 Annual Incentive Plan awards was 0% to 147% of our NEO’s target award for fiscal 2015 performance. For purposes of the Business Performance Factor, we used Adjusted EBITDA and Cash Flow—Net Debt measured at the USF level.

The Business Performance Factor placed a strong emphasis on incenting financial performance by focusing on Adjusted EBITDA and Cash Flow—Net Debt. Our Compensation Committee selected these measures because (1) Adjusted EBITDA is a metric that management uses to assess our financial performance and is critical for our compliance with our debt covenants and (2) it wanted to provide incentives for management to monitor and ultimately reduce our Net Debt. Because our Compensation Committee believes that Adjusted EBITDA has a significant impact on our financial performance, our Compensation Committee elected to both provide a higher weight (90%) and a higher maximum performance factor (150%) than Cash Flow—Net Debt, which was weighted at 10% of the overall Business Performance Factor and had a maximum performance factor of 120%.

EBITDA is defined as net income or loss, plus interest expense, income tax (provision) benefit, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (1) Sponsor fees; (2) restructuring and tangible asset impairment charges; (3) share-based compensation expense; (4) the non-cash impact of net LIFO reserve change; (5) loss on extinguishment of debt; (6) pension settlement; (7) business transformation costs; (8) Acquisition related costs; and (9) other gains, losses, or charges as specified under our debt agreements. Adjusted EBITDA is a non-GAAP measure. For a reconciliation of Adjusted EBITDA to its nearest GAAP measure, see “Selected Historical Consolidated Financial Data—Non-GAAP Reconciliations.”

The various levels of business performance targets to reach threshold, target and maximum payouts for the fiscal 2015 AIP are described in the table below:

Business Performance Factor Targets—Fiscal 2015

	Adjusted EBITDA	Adjusted EBITDA (payout scale)	Cash Flow— Net Debt	Cash Flow— Net Debt (payout scale)
Threshold	$817,000,000	37.50%	$4,663,890,000	37.50%
Target	$860,000,000	100.00%	$4,441,800,000	100.00%
Maximum	$1,003,018,000	150.00%	$4,375,173,000	120.00%

In order to provide any AIP award under the Adjusted EBITDA performance metric, we historically set an achievement threshold amount of Adjusted EBITDA equal to 95% of the established AIP Adjusted EBITDA target. For the 2015 AIP, the Adjusted EBITDA achievement threshold was set at $817,000,000. The maximum level was set at approximately 117% of the established AIP Adjusted EBITDA target.

Performance against the Adjusted EBITDA measure is determined independently of performance against the Cash Flow—Net Debt measure. For results between the threshold and target performance levels and between the target and maximum performance levels, linear interpolation is used to determine the payout percentage. Performance results that exceed the maximum performance level receive the maximum payout. Our Compensation Committee believes that the threshold and target levels of performance represent challenging but obtainable Company performance. The maximum target level represents exemplary and extremely challenging performance.

The final Business Performance Factor is calculated by adding the resulting payout percentage for Adjusted EBITDA with the resulting payout percentage for Cash Flow—Net Debt. As a result, it is possible that the payout for either measure, or both measures, could be zero.

The Business Performance Factor is calculated in the table below:

Calculating the Business Performance Factor

Performance Metric	Potential Payment	Weighting	Unweighted Payout Threshold-Maximum	=	Weighted Payout Threshold-Maximum
Adjusted EBITDA	0%-150%	90%	37.5%-150%		33.75%-135%
Cash Flow—Net Debt	0%-120%	10%	37.5%-120%		3.75%-12%

TOTAL	0%-147%	100%			37.5%-147%

The following table reflects the actual performance levels for each of the fiscal 2015 Business Performance Factor metrics that pertain to the NEOs. The fiscal 2015 AIP Business Performance Factor is 107.96%.

Fiscal 2015 Annual Incentive Plan Award

Calculating the Business Performance Factor

Performance Metric	Performance vs. Plan	Unweighted Bonus Payout	X	Component Weighting	=	Weighted Payout
Adjusted EBITDA(1)	102.20%	106.62%		90%		95.96%
Cash Flow—Net Debt(2)	102.09%	120%		10%		12%

TOTAL						107.96%

(1)	For purposes of the 2015 AIP, the Adjusted EBITDA target was $860 million, and actual Adjusted EBITDA was $875 million. Adjusted EBITDA is defined as EBITDA ($576 million for the fiscal year ended January 2, 2016) adjusted for (1) Sponsor fees ($10 million); (2) restructuring and tangible asset impairment charges ($173 million); (3) share-based compensation expense ($16 million); (4) the non-cash impact of net LIFO reserve change ($(74) million); (5) loss on extinguishment of debt ($0); (6) pension settlement ($0); (7) business transformation costs ($46 million); (8) Acquisition related costs ($97 million); and (9) other gains, losses, or charges as specified by our debt agreements ($31 million). Performance was also adjusted to include a modification of $3.5 million to account for a one time-special bonus paid to non-bonus eligible employees.
(2)

For the purposes of the 2015 AIP, Cash Flow—Net Debt, Net Debt is determined by calculating the average of the end of month Net Debt for a thirteen month period beginning with the last month of the prior fiscal year. Net Debt is defined as long-term debt plus the current portion of long-term debt ($4,745 million) net of (1) Senior Notes premium ($12 million), (2) Deferred Financing Fees ($(25) million), (3) restricted cash held on deposit in accordance with our credit agreements ($6 million) and (4) total cash and cash equivalents remaining on the balance sheet at year-end ($218 million), and adjusted for unbudgeted items as determined by the Board of Directors ($167.7 million). Our Cash Flow—Net Debt for purposes of the Business Performance Factor was $4,349,100,000, which exceeded the maximum performance level of $4,375,173,000.

Based on the approved 2015 Business Performance Factor, the actual 2015 Annual Incentive Plan award for each NEO was as follows:

Summary of 2015 AIP Awards (1)

Name	Eligible Earnings	X	AIP Target Percentage	X	Business Performance Factor	=	2015 AIP Award
Pietro Satriano(2)	$688,493		105.8%		107.96%		$786,393
Fareed A. Khan	$600,000		75%		107.96%		$485,811
Juliette W. Pryor	$504,589		75%		107.96%		$408,558
Keith D. Rohland	$475,000		75%		107.96%		$384,600
Mark W. Scharbo	$459,863		75%		107.96%		$372,344
John A. Lederer	$1,175,000		110%		107.96%		$1,395,357

(1)	Individual components may not add to total presented due to rounding. Mr. Schuette was not eligible for a 2015 AIP award due to his resignation.
(2)	Mr. Satriano’s eligible earnings is based on 53% of the year at a salary of $500,000 and 47% with a salary of $900,000.

Other Cash Bonuses Paid in Fiscal 2015

Transaction and Retention Awards

In fiscal 2013, our Compensation Committee approved Transaction Bonuses and Retention Bonuses for select members of our leadership team. The Transaction Bonuses were originally designed to only pay upon the consummation of the Acquisition to motivate the completion of the closing of the Acquisition. The Retention Awards were originally designed to help keep certain members of our leadership team with our Company up to, during, and after the closing of the Acquisition.

In fiscal 2015, our Compensation Committee took into consideration the significant amount of work performed over a multi-year period by the NEOs toward the consummation of the closing of the Acquisition and the circumstances that resulted in the Acquisition not being completed upon the originally anticipated timeframe. Based on this review, our Compensation Committee approved the payment of the eligible Transaction Bonus to each NEO in fiscal 2015. Our Compensation Committee also elected to pay the Retention Bonus in two equal tranches. The first 50% was paid to select NEOs on September 15, 2015 and the second 50% was paid on March 15, 2016. Mr. Lederer was not paid a Retention Bonus and Mr. Schuette was paid his full Retention Bonus amount on October 3, 2015. The Transaction Bonuses and Retention Bonuses are summarized below:

Named Executive Officer	Transaction Bonus Paid in Fiscal 2015	Retention Bonus Paid in Fiscal 2015	Retention Bonus Paid in Fiscal 2016
Pietro Satriano	$1,500,000	$250,000	$250,000
Fareed A. Khan	$250,000	$300,000	$300,000
Juliette W. Pryor	$750,000	$237,500	$237,500
Keith D. Rohland	$500,000	$237,500	$237,500
Mark W. Scharbo	$250,000	$225,000	$225,000
John A. Lederer	$5,000,000	$0	$0
Stuart S. Schuette	$1,000,000	$600,000	$0

Other Bonuses Earned or Paid to NEOs in Fiscal 2015

In addition to the payments above, Mr. Lederer, pursuant to the compensation arrangements we made with him in fiscal 2013, was eligible for an all-or-nothing $1,000,000 cash bonus payable in fiscal 2015 if we achieved certain fiscal 2014 Adjusted EBITDA targets, and was eligible for an additional all-or-nothing $1,000,000 cash bonus payable in 2016 if we achieved certain fiscal 2015 Adjusted EBITDA targets. Mr. Lederer achieved the Adjusted EBITDA target for fiscal 2014 and was paid $1,000,000 in fiscal 2015. The Adjusted EBITDA target for fiscal 2015 was $860 million (the same Adjusted EBITDA target that comprised 90% of the Business Performance Factor under our 2015 AIP). Because our Adjusted EBITDA in fiscal 2015 was $875 million, Mr. Lederer earned the bonus, which we paid in 2016. This other bonus achieved for fiscal 2015 is contained in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation table below.

Mr. Schuette resigned from his position as Chief Operating Officer on September 30, 2015. In connection with his resignation, and due to his exemplary service to the Company, Mr. Schuette was paid a lump-sum payment of $1,526,503, an amount equal to the severance benefit under the August 10, 2009 Severance Agreement, as if he were terminated without cause.

Overview of Long-term Equity Incentives

Long-term equity incentives provide a balanced focus on both short-term and long-term goals for participating employees, including our NEOs. These incentives are important to recruiting, retention and motivation. They are designed to compensate our NEOs for their long-term commitment to our Company, while motivating sustained increases in our financial performance and shareholder value.

Equity awards are made under our 2007 Stock Incentive Plan. They are always granted in our equity securities, with a per share price or exercise price equal to the “fair market value” of one share of our common stock on the date of grant.

Fair market value is determined reasonably and in good faith by our Board of Directors, taking into account the determination of an independent, third party appraisal of the fair market value of one share of our common stock.

Our long-term equity incentives have included (1) the ability to make an equity investment and (2) grants of stock options, stock appreciation rights (Equity Appreciation Rights), restricted stock RSUs, and other stock-based awards.

We have an Annual Equity Grant program designed to provide an opportunity for wealth creation tied to our long-term performance. The Annual Equity Grant program improves the alignment of the long-term incentive opportunities with similar opportunities provided by the companies with whom we compete for talent. It also strengthens the focus on creating long-term value by providing financial rewards for operational success.

Equity Investments

Key management employees, including our NEOs, have had an opportunity to invest side-by-side with our Sponsors. The ability to invest in our Company focuses our key management on long-term value creation by providing a significant financial reward for operational success. The goal of this incentive is to promote an ownership mentality in management. For their investment, participants received (1) investment shares equal to the fair market value of their investment plus (2) an investment stock option grant based on a multiple of their investment level (1x to 5x), which is determined by the NEO’s title and position. The downside risk to the NEOs is limited to their initial investment. The upside potential is linked directly to share price appreciation from their respective date of investment.

The following table depicts fiscal 2015 investment activity of our NEOs. No NEO received investment stock options in 2015.

Named Executive Officer	Investment Level	Investment Shares
Pietro Satriano	$500,000	30,864

Annual Equity Grant

In fiscal 2013, we introduced a new Annual Equity Grant (AEG) program designed to provide an opportunity for wealth creation tied to our long-term performance. The AEG program both improves the alignment of the long-term incentive opportunities with similar opportunities provided by the companies with whom we compete for talent and strengthens the focus on long-term value creation by providing financial rewards for operational success.

Eligible participants, including the NEOs, receive awards of both RSUs and stock options. The “mix” of equity awards varies depending on the participant’s role within our Company. For our NEOs, 75% of the Annual Equity Grant award is delivered in stock options and 25% in RSUs. 50% of the Annual Equity Grant award, whether stock options or RSUs, vests based on time, vesting in equal portions over four years (25% per year), and the remaining 50% vests based on performance.

Specifically, performance-based stock options and performance-based RSUs are earned using two criteria. First, they are subject to the person remaining employed with us during the entire performance period. Second, our Board of Directors or Compensation Committee must determine that we have achieved the annual performance target, based on Adjusted EBITDA, for each of the relevant fiscal years. If a performance target for a given fiscal year is not met, the performance-based stock options and performance-based RSUs may still vest on a cumulative or catch-up basis if (1) the cumulative Adjusted EBITDA performance target is met in the given fiscal year (i.e. previous years exceeded their Adjusted EBITDA performance targets), or (2) at the end of a subsequent fiscal year, a specified cumulative Adjusted EBITDA performance target is achieved. The annual and cumulative Adjusted EBITDA performance targets are based on our long-term financial plans in existence at the time of the grant. The new targets are reviewed and approved on a yearly basis. Accordingly, in each case at the time of grant, we believed those levels, while attainable, would require strong performance and execution. For purposes of the performance-based awards, we used Adjusted EBITDA measured at the USF level.

The chart below summarizes the 2015 AEG mix for our NEOs.

The grant date for the 2015 AEG was November 16, 2015. To be eligible for an Annual Equity Grant award, a NEO must be actively employed in good standing on the date of the grant.

Compensation Equity Awards

The value and mix of the fiscal 2015 Annual Equity Grant awards for our NEOs are as follows. As discussed above under “Use of Competitive Data” our Compensation Committee uses both (1) peer group proxy data and (2) compensation market survey data to construct market comparisons for our NEOs. Our Compensation Committee has generally targeted the median of the long-term incentive value ranges for similar executive positions for peer companies.

In 2013, our Compensation Committee reviewed the market data for our peer group and also reviewed additional compensation market survey data to obtain competitive market data for executive positions. To determine such competitive market data, the Compensation Committee reviewed two general sources of information. First, our Compensation Committee reviewed the equity grant values for the companies discussed above under “Peer Group Data.” The Compensation Committee assigned 50% weighting to this data to determine our ultimate median value because of the reasons discussed above under “Peer Group Data.” Second, the Compensation Committee used three broad surveys compiled by third parties as the remaining 50% weighting. Two of the surveys compiled median market equity grant values from companies with over $10 billion in annual revenues, and the third survey compiled data on the median market grant values of companies in the U.S. foodservice distribution industry and retail/wholesale industry. Our Compensation Committee used multiple surveys because it did not want to place too much reliance on any one survey, and because such surveys provided compensation information for a broad range of companies with similar revenues as our Company in all industries as well as compensation information about companies in our industry and similar industries. As noted above under “Constructing the Market Compensation Comparisons—How We Used the Peer Group Data for Fiscal 2015 Compensation”, we did not change our peer group or make market data comparisons in fiscal 2014 or fiscal 2015 with respect to equity awards. When the Compensation Committee determined the value of the 2015 Equity Awards, it used the 2013 market data, with the knowledge that the refreshed market data would be used for 2016 equity grants.

Once the aggregate value and mix were determined, the number of RSUs awarded was calculated using the fair market value of our common stock on the award date and the number of stock options awarded was calculated using the Black-Scholes value of our common stock on the award date. Vesting for both options and RSUs is 50% performance-based and 50% time-based, as described above.

Named Executive Officer	2015 Grant Value	2015 Grant Mix	Stock Options Grant Value	RSUs Grant Value
Pietro Satriano	$3,000,000	75% options/25% RSUs	$2,250,000	$750,000
Fareed A. Khan	$750,000	75% options/25% RSUs	$562,500	$187,500
Juliette W. Pryor	$600,000	75% options/25% RSUs	$450,000	$150,000
Keith D. Rohland	$750,000	75% options/25% RSUs	$562,500	$187,500
Mark W. Scharbo	$750,000	75% options/25% RSUs	$562,500	$187,500
John A. Lederer	$0	N/A	$0	$0
Stuart S. Schuette	$0	N/A	$0	$0

The number of stock options or RSUs that we awarded and their vesting conditions are detailed below:

Named Executive Officer	Number of Performance-Based Stock Options(1)	Number of Time-Based Stock Options(2)	Number of Performance-Based RSUs(3)	Number of Time-Based RSUs(4)
Pietro Satriano	145,687	145,687	20,576	20,576
Fareed A. Khan	36,422	36,422	5,144	5,144
Juliette W. Pryor	29,137	29,137	4,115	4,115
Keith D. Rohland	36,422	36,422	5,144	5,144
Mark W. Scharbo	36,422	36,422	5,144	5,144
John A. Lederer	0	0	0	0
Stuart S. Schuette	0	0	0	0

(1)	The performance-based stock options are divided into four tranches of 25% each. In each fiscal year during the period of the award (fiscal years 2015, 2016, 2017 and 2018), the Compensation Committee will set performance conditions for each 25% for the tranche to be earned. As result, under relevant SEC reporting and accounting rules, the grant date fair value reflecting 25% of the total award for each NEO is reported in the Summary Compensation Table and the Grants of Plan-Based Awards table below. The remaining tranches will have a grant date fair value and be reported in future years when the relevant performance targets are set.
(2)	The time-based stock options are divided into four tranches of 25% each. 25% of the total award will vest on June 3, 2016, 2017, 2018, and 2019 subject to the executive’s continued employment with the Company. The grant date fair value of the entire award is reported in the Summary Compensation Table and the Grants of Plan-Based Awards table below.
(3)	The performance-based RSUs are divided into four tranches of 25% each. In each fiscal year during the period of the award (fiscal years 2015, 2016, 2017 and 2018), the Compensation Committee will set performance conditions for each 25% for the tranche to be earned. As result, under relevant SEC reporting and accounting rules, the grant date fair value reflecting 25% of the total award for each NEO is reported in the Summary Compensation Table and the Grants of Plan-Based Awards table below. The remaining tranches will have a grant date fair value and be reported in future years when the relevant performance targets are set.
(4)	The time-based RSUs are divided into four tranches of 25% each. 25% of the total award will vest on June 3, 2016, 2017, 2018, and 2019 subject to the executive’s continued employment with the Company. The grant date fair value of the entire award is reported in the Summary Compensation Table and the Grants of Plan-Based Awards table below.

Previous Equity Awards

As noted above and in the Grants of Plan-Based Awards table below, the structure of our equity program involves our Compensation Committee setting performance goals for outstanding equity awards which have been awarded, but not yet earned and/or granted. Based on this structure, the following equity awards (award tranches that vest in connection with meeting the fiscal 2015 performance targets) which had been previously awarded, but not granted, were formally granted in fiscal 2015 when the performance requirements were determined for such equity awards:

•	25% of the total performance-based stock options awarded in fiscal 2013;

•	25% of the total performance-based RSUs awarded in fiscal 2013; and

•	20% of the total performance-based stock options awarded in fiscal 2011.

For more information about the grant of these awards, the number of equity awards that have been awarded, but not granted, and the status of such awards on January 2, 2016, see the Grants of Plan-Based Awards table and the Outstanding Equity Awards at Fiscal Year-End table below.

Supplemental Restricted Stock Units (RSUs)

Supplemental RSU grants are special grants of RSUs (in addition to the Annual Equity Grants) that are provided on an occasional and selective basis. These grants are designed to enhance retention of key management through specific time and/or performance vesting requirements. We did not grant any supplemental RSUs in 2015, but did grant stock options in addition to our 2015 AEG awards to Mr. Satriano as detailed under “Promotional Equity Grant” below.

Promotional Equity Grant

In connection with his appointment as President and Chief Executive Officer, and separate from the fiscal 2015 annual equity grant, Mr. Satriano received a one-time award of stock options equal to $750,000, with 50% of the granted stock options vesting ratably over four years based upon the attainment of corporate Adjusted EBITDA targets and 50% ratably over four years based upon Mr. Satriano’s time in service as an employee of our Company. The Adjusted EBITDA performance target for fiscal 2015 for these stock options was $860 million and actual Adjusted EBITDA was $875 million. As result, Mr. Satriano earned the first tranche (25%) of the promotional equity grant, which vested on December 31, 2015.

Results

The Adjusted EBITDA performance target for fiscal 2015 for performance-based stock options and performance-based RSUs was $860 million and actual Adjusted EBITDA was $875 million. Accordingly, the performance-based stock options and performance-based RSUs granted in 2015 with a performance condition based on fiscal 2015 Adjusted EBITDA were earned.

Each of the equity grants with performance targets for fiscal 2013, fiscal 2014 and fiscal 2015 have been vested either by meeting the annual Adjusted EBITDA target (awards granted in fiscal 2013 for fiscal 2014 performance and fiscal 2015 performance) or the cumulative Adjusted EBITDA target (awards granted in fiscal 2013 and not earned based on fiscal 2013 performance, but earned based on cumulative fiscal 2013-2015 performance).

For more information about the grant of these awards, the number of equity awards which have been awarded, but not granted and the status of such awards on January 2, 2016, see the Grants of Plan-Based Awards table and the Outstanding Equity Awards at Fiscal Year-End table below.

Other Equity-Based Awards

Our Compensation Committee may grant other types of equity-based upon our common stock, including deferred stock, bonus stock, unrestricted stock, and dividend equivalent rights. To date, our Compensation Committee has not granted any other type of equity-based awards to our NEOs.

Retirement Benefits

The only retirement benefits for the NEOs (other than Mr. Schuette, who participated in a tax qualified US Foods, Inc. Defined Benefit Pension Plan where accruals and participation were frozen for all exempt employees effective September 15, 2004) are those provided under the tax-qualified US Foods 401(k) Retirement Savings Plan.

Executive Perquisites and Other Benefits

NEOs participate in the same benefit programs that are offered to other salaried and hourly employees. Our comprehensive benefits program offers medical coverage, prescription drug coverage, dental plans, vision plan, life insurance and disability plans and a 401(k) savings plan. These programs are designed to provide market competitive benefits to protect employees’ and their covered dependents’ health and welfare. Although our executives, including our NEOs, are eligible to participate in our group medical and dental coverage, we adjust employees’ contributions toward the cost of this coverage according to salary level. As a result, executives pay a higher percentage of the cost of these benefits than do non-executives.

The NEOs are eligible for enhanced Long Term Disability (LTD) and life insurance coverage levels. The LTD benefit amount for NEOs is increased from 60% (for other eligible employees) to 66 2/3% of monthly earnings. The basic life insurance is subject to a maximum coverage amount of $3,500,000.

Additionally, our NEOs participate in the Executive Perquisite Allowance Plan. This provides an annual allowance to defray the cost of services normally provided as executive perquisites, such as financial or legal planning, club memberships or executive physicals. Each of our eligible executives—including our NEOs—is entitled to an annual payment of $12,000 ($25,000 in the case of Mr. Lederer), on an after-tax basis, which is paid during the first quarter of each calendar year.

The Executive Perquisite Allowance is not viewed as a significant element of our compensation structure, but it is useful in attracting, motivating and retaining high caliber executive talent.

We also utilize a Relocation Assistance program that is designed to minimize the inconvenience, time loss, and personal or financial burden created by the relocation of our employees. The provisions outlined in our Relocation Assistance program are intended to establish a fair and equitable system for reimbursing most reasonable and normal expenses. In addition, the Relocation Assistance program outlines a relocation package designed to facilitate and encourage a timely move to the new location.

Effect of a Change in Control

In the event of a Change in Control of our Company, under the 2007 Stock Incentive Plan our Compensation Committee has the authority to either vest outstanding awards or provide for their cancellation in exchange for cash or substitution of outstanding awards. A more complete explanation of the effect of a Change in Control is found under “Payments after a Change in Control.”

Compensation Arrangements with our NEOs

Compensation Arrangements with Mr. Satriano

In connection with his appointment as President and Chief Executive Officer, we entered into a letter agreement on July 13, 2015 with Mr. Satriano, the material terms of which are described below.

Mr. Satriano’s annual base salary as President and Chief Executive Officer is $900,000. He participates in the benefit plans currently available to executive officers. As additional compensation, Mr. Satriano received:

•	An Equity Grant award of $3,000,000 with a mix of 75% stock options and 25% RSUs (as described above under “Compensation Equity Awards”);

•	An award of stock options equal to $750,000 (as described above under “Promotional Equity Grant”); and

•	An Equity Investment Opportunity of $500,000, for which he received 30,864 investment shares at $16.20 per share (as described above under “Equity Investments”).

Compensation Arrangements with Mr. Lederer

On August 6, 2015, our Compensation Committee approved a transaction bonus of $5 million to Mr. Lederer, our former President and Chief Executive Officer and a member of the Board of Directors.

On August 1, 2013, our Compensation Committee reached an agreement with Mr. Lederer on the terms of his employment arrangement through fiscal 2015.

The following is a summary of the material terms of the compensation arrangement with Mr. Lederer:

•	Annual base salary of $1,175,000, with an AIP Target Percentage of 110% of base salary ($1,292,500); and

•	Annual Equity Grant award value of $3,000,000 with a mix of 75% stock options and 25% RSUs. 50% of the annual equity grant is time-vested (25% per year over four years) and 50% is performance-vested (25% per year over four years).

In addition to the annual compensation described above, our Compensation Committee also approved the following special compensation for Mr. Lederer:

•	$1,000,000 cash bonus if we achieve our fiscal 2014 EBITDA target, which we achieved and was paid in January 2015, and an additional $1,000,000 cash bonus if we achieved our fiscal 2015 EBITDA target, which we achieved and was paid in March 2016 (both awards are described under “Other Bonuses Earned or Paid to NEOs in Fiscal 2015”);

•	$1,000,000 grant of time-vested RSUs in fiscal 2013, which vested on December 31, 2014; and

•	$1,000,000 grant of time-vested RSUs in fiscal 2014, which vested on December 31, 2015.

Compensation Arrangements with Mr. Schuette

In August, 2015 the Compensation Committee approved separation terms for Mr. Schuette that included payment of:

•	Payment of the Transaction Bonus of $1,000,000;

•	Payment of both tranches of the Retention Bonus, totaling $600,000; and

•	Payment of an amount equal to the amount he would have received as severance under his August 10, 2009 Severance Agreement if he were terminated without cause, which was $1,526,503.

Summary Compensation Table

The following table sets forth information on each of the NEOs, our Chief Executive Officer, our Chief Financial Officer, and the three most highly compensated of our other executives at the end of fiscal 2015. Mr. Lederer stepped down as our Chief Executive Officer in July 2015 and Mr. Schuette resigned from his position as our Chief Operating Officer in September 2015.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non- Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)(4)	All Other Compensation(5) ($)	Total ($)
Pietro Satriano	2015	688,493	1,750,000	492,196	2,068,129	786,393	0	19,950	5,805,161
President and Chief Executive Officer

Fareed A. Khan	2015	600,000	550,000	117,187	413,753	485,811	0	22,600	2,189,351
Chief Financial Officer

Juliette W. Pryor	2015	504,589	987,500	112,508	335,661	408,558	0	19,950	2,368,766
General Counsel

Keith D. Rohland	2015	475,000	737,500	135,937	454,508	384,600	0	20,248	2,207,793
Chief Information Officer

Mark W. Scharbo	2015	459,863	475,000	140,629	456,079	372,344	0	20,921	1,924,836
Chief Supply Officer

John A. Lederer	2015	1,175,000	5,000,000	93,750	243,245	2,395,357	0	550,508	9,457,860
Former Chief Executive Officer

Stuart S. Schuette	2015	456,923	1,600,000	23,442	60,812	0	(794)	1,579,475	3,719,858
Former Chief Operating Officer

(1)	These amounts represent the Transaction and Retention bonuses we paid in fiscal 2015 to each NEO.
(2)	These amounts relate to equity grants of RSUs and stock options. The grant values are calculated in accordance with FASB ASC 718 using: (a) for RSUs, the fair market value of our common stock on the grant date and (b) for stock options, the calculated Black-Scholes value of our common stock on the grant date. As detailed in the Grants of Plan-Based Awards table below, these amounts include equity awards that were awarded in 2013 or 2011. These awards had a corresponding grant date fair value fixed in 2015 when we determined the performance conditions for the applicable award tranche.
(3)	These amounts reflect the 2015 annual incentive plan award which was paid in 2016. For Mr. Lederer, this includes the $1,000,000 special bonus that was paid based on fiscal 2015 Adjusted EBITDA performance.
(4)	The amounts reported in the Change in Pension Value column reflect the actuarial increase/decrease in the present value of the NEO’s benefits under all pension plans maintained by us, determined using interest rate and mortality assumptions consistent with those used in our financial statements. As detailed above under “Retirement Benefits,” Mr. Schuette is the only NEO who is a participant in a pension plan.

Change in Pension Value

Name	Change in Pension Value ($)
Pietro Satriano	—
Fareed Khan	—
Juliette Pryor	—
Keith Rohland	—
Mark Scharbo	—
John Lederer	—
Stuart Schuette	(794)

(5)	These amounts include:

a.	Perquisite allowance (see “Executive Perquisites and Other Benefits” discussion above).

b.	Company matching contribution in the 401(k) plan: Mr. Satriano =$7,950; Mr. Khan = $10,600; Ms. Pryor = $7,950; Mr. Rohland = $8,248.08; Mr. Scharbo = $8,920.92; Mr. Lederer = $0; Mr. Schuette = $7,950.

c.	With regard to Mr. Lederer, reimbursement for the cost of personal travel in 2015 was $525,508 which includes a tax gross up payment of $246,726.

d.	Upon separation, Mr. Schuette received a lump-sum payment of $1,526,503 equal to the amount he would have been entitled under his Severance Agreement if he were terminated without cause, along with a lump-sum COBRA payment of $33,022.10.

Grants of Plan-Based Awards

	Estimated future payouts under non-equity incentive plan awards				Estimated future payouts under equity incentive plan awards			All Other Stock Awards (#)	All Other Option Awards (#)	Exercise Price of Option Awards ($/Sh.)	Grant Date Fair Value of Stock Awards(1) ($)
Name	Grant Date	Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)
Pietro Satriano(2)	2/18/2015	421,875	1,125,000	1,653,750
Performance Options(3)	11/16/2015					36,422				18.22	281,250
Time-Vested Options(4)	11/16/2015								145,687	18.22	1,125,001
Performance RSUs(5)	11/16/2015					5,144					93,751
Time-Vested RSUs(6)	11/16/2015							20,576			375,003
Promotion Performance Options(7)	8/21/2015					13,888					94,500
Promotion Time-Vested Options(7)	8/21/2015								55,555	16.20	378,000
Performance Options(8)	2/13/2015					11,730				16.20	60,179
Performance RSUs(9)	2/13/2015					1,447					23,442
Performance Options(10)	2/13/2015					25,185				13.50	129,200
Fareed A. Khan(2)	2/18/2015	168,750	450,000	661,500
Performance Options(3)	11/16/2015					9,105				18.22	70,313
Time-Vested Options(4)	11/16/2015								36,422	18.22	281,252
Performance RSUs(5)	11/16/2015					1,285					23,436
Time-Vested RSUs(6)	11/16/2015							5,144			93,751
Performance Options(8)	2/13/2015					11,574				16.20	62,188
Juliette W. Pryor(2)	2/18/2015	141,916	378,442	556,310
Performance Options(3)	11/16/2015					7,284				18.22	56,250
Time-Vested Options(4)	11/16/2015								29,137	18.22	225,002
Performance RSUs(5)	11/16/2015					1,028					18,752
Time-Vested RSUs(6)	11/16/2015							4,115			75,006
Performance Options(8)	2/13/2015					9,384				16.20	48,649
Performance RSUs(9)	2/13/2015					1,157					18,750
Performance Options(10)	2/13/2015					1,111				13.50	5,760
Keith D. Rohland(2)	2/18/2015	133,594	356,250	523,688
Performance Options(3)	11/16/2015					9,105				18.22	70,313
Time-Vested Options(4)	11/16/2015								36,422	18.22	281,252
Performance RSUs(5)	11/16/2015					1,285					23,436
Time-Vested RSUs(6)	11/16/2015							5,144			93,751
Performance Options(8)	2/13/2015					9,384				16.20	48,902
Performance RSUs(9)	2/13/2015					1,157					18,750
Performance Options(10)	2/13/2015					10,370				13.50	54,040
Mark W. Scharbo(2)	2/18/2015	129,336	344,897	506,999
Performance Options(3)	11/16/2015					9,105				18.22	70,313
Time-Vested Options(4)	11/16/2015								36,422	18.22	281,252
Performance RSUs(5)	11/16/2015					1,285					23,436
Time-Vested RSUs(6)	11/16/2015							5,144			93,751
Performance Options(8)	2/13/2015					20,372				16.20	104,513
Performance RSUs(9)	2/13/2015					1,447					23,442
John A. Lederer(2)	2/18/2015	484,688	1,292,500	1,899,975
Performance Options(8)	2/13/2015					46,922				16.20	243,245
Performance RSUs(9)	2/13/2015					5,786					93,750
Stuart S. Schuette(2)(11)
Performance Options(8)	2/13/2015					11,730				16.20	60,812
Performance RSUs(9)	2/13/2015					1,447					23,442

(1)	This column reports the grant date fair value of the equity awards. The grant values are calculated in accordance with FASB ASC 718 using: (a) for RSUs, the fair market value of our common stock on the grant date and (b) for stock options, the calculated Black-Scholes value of our common stock on the grant date.

(2)	As described above under “Overview of the Fiscal 2015 Executive Compensation Program—Overview of Annual Incentive Plan Award,” we granted the opportunity to earn an annual cash bonus in 2015. The “Threshold” amount reports the amount that would have been earned if we had met threshold performance under the Business Performance Factor, the “Target” amount represents the amount that would have been earned had we met the target performance and the “Maximum” represents what we would have been earned had we met the maximum performance. Actual performance was 107.96% as discussed above. The amounts reported for Mr. Satriano are for his revised grant due to his promotion on July 13, 2015. Mr. Satriano was paid a blended rate as discussed above. Mr. Schuette was not paid any of his 2015 AIP award due to his separation from the Company in 2015.

(3)	As described above under “Overview of Long-term Equity Incentives—Annual Equity Grant”, our Compensation Committee awarded performance-based stock options in 2015 that will only be earned if we achieve Adjusted EBITDA metrics over the performance periods for the performance-based stock options. Under relevant SEC reporting rules and FASB ASC 718, only the first 25% of the total number of performance-based stock options awarded on November 16, 2015 are considered granted because the performance conditions were fixed by our Compensation Committee for that tranche on that date. The remaining performance-based stock options do not have performance conditions as of November 16, 2015, but will have performance conditions determined in the future. The remaining performance stock options will be reported in the year in which we determine performance conditions applicable to such tranche. Because the award is earned on an all-or-nothing basis, we have reported only the “Target” amount, which represents what would be earned if we achieved target performance over the performance period.

(4)	As described above under “Overview of Long-term Equity Incentives—Annual Equity Grant”, our Compensation Committee granted time-vested stock options in 2015. These awards will vest 25% on June 3, 2016, 2017, 2018, and 2019, contingent on the executive’s continued service with the Company.

(5)	As described above under “Overview of Long-term Equity Incentives—Annual Equity Grant”, our Compensation Committee awarded performance-based RSUs in 2015 that will only be earned if we achieve Adjusted EBITDA metrics over the performance periods for the performance-based RSUs. Under relevant SEC reporting rules and FASB ASC 718, only the first 25% of the total number of performance-based RSUs awarded on November 16, 2015 are considered granted because the performance conditions were fixed by our Compensation Committee for that tranche on that date. The remaining performance-based RSUs do not have performance conditions as of November 16, 2015, but will have performance conditions determined in the future. The remaining performance RSUs will be reported in the year in which we determine performance conditions applicable to such tranche. Because the award is earned on an all-or-nothing basis, we have reported only the “Target” amount, which represents what would be earned if we achieved target performance over the performance period.

(6)	As described above under “Overview of Long-term Equity Incentives—Annual Equity Grant”, our Compensation Committee granted time-vested RSUs in 2015. These awards will vest 25% on June 3, 2016, 2017, 2018, and 2019, contingent on the executive’s continued service with the Company.

(7)	As described above under “Overview of Long-term Equity Incentives—Promotional Equity Grant”, our Compensation Committee awarded time-vested and performance-based stock options to Mr. Satriano in 2015 in connection with his promotion to Chief Executive Officer. The performance stock options will only be earned if we achieve Adjusted EBITDA metrics. The performance-based stock options are similar in all respects to the performance-based stock options granted in 2015 and are reported on the same basis as set forth in footnote 3 above. For the time-vested stock options, these awards will vest 25% on December 31, 2015, 2016, 2017 and 2018, contingent on the executive’s continued service with the Company.

(8)	We awarded performance stock options to each NEO in fiscal 2013. These performance stock options will only be earned if we achieve Adjusted EBITDA metrics over the performance periods for the performance-based stock options. Under relevant SEC reporting rules and FASB ASC 718, only the third 25% of the total number of performance-based stock options awarded in 2013 are considered granted in fiscal 2015 because the performance conditions were fixed by our Compensation Committee for that tranche on February 13, 2015. The remaining performance-based stock options do not have performance conditions as of February 13, 2015, but will have performance conditions determined in the future. The remaining performance-based stock options will be reported in the year in which we determine performance conditions applicable to such tranche. Because the award is earned on an all-or-nothing basis, we have reported only the “Target” amount, which represents what would be earned if we achieved target performance over the performance period.

(9)	We awarded performance-based RSUs to select NEOs in fiscal 2013. These performance-based RSUs will only be earned if we achieve Adjusted EBITDA metrics over the performance periods for the performance-based RSUs. Under relevant SEC reporting rules and FASB ASC 718, only the third 25% of the total number of performance-based RSUs awarded in 2013 are considered granted in fiscal 2015 because the performance conditions were fixed by our Compensation Committee for that tranche on February 13, 2015. The remaining performance-based RSUs do not have performance conditions as of February 13, 2015, but will have performance conditions determined in the future. The remaining performance-based RSUs will be reported in the year in which we determine performance conditions applicable to such tranche. Because the award is earned on an all-or-nothing basis, we have reported only the “Target” amount, which represents what would be earned if we achieved target performance over the performance period.

(10)	We awarded performance-based stock options to select NEOs in fiscal 2011. These performance-based stock options will only be earned if we achieve Adjusted EBITDA metrics over the performance periods for the performance-based stock options. Under relevant SEC reporting rules and FASB ASC 718, only the fifth 20% of the total number of performance-based stock options awarded in 2011 are considered granted in fiscal 2015 because the performance conditions were fixed by our Compensation Committee for that tranche on February 13, 2015. Because the award is earned on an all-or-nothing basis, we have reported only the “Target” amount, which represents what would be earned if we achieved target performance over the performance period.

(11)	Mr. Schuette forfeited the awards granted in 2015 when he separated from our Company.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on each NEO’s stock option, restricted stock and RSUs grants outstanding as of January 2, 2016:

Name	Number of securities underlying unexercised options Exercisable (#)		Number of securities underlying unexercised options Unexercisable (#)		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested(1) ($)
Pietro Satriano			182,109	(2)	18.22	6/3/2025
	27,777	(3)	41,666	(3)	16.20	8/21/2025
	35,192	(4)	46,922	(4)	16.20	6/3/2023
	251,851				13.50	4/1/2021
							20,577	(5)	375,003
							2,895	(6)	52,745
							5,145	(7)	93,751
							2,895	(8)	52,745
Fareed A. Khan			45,527	(9)	18.22	6/3/2025
	69,444	(10)	11,574	(10)	16.20	10/1/2023
							5,145	(5)	93,751
							1,286	(7)	23,436
Juliette W. Pryor			36,422	(11)	18.22	6/3/2025
	28,153	(12)	37,537	(12)	16.20	6/3/2023
	11,111				13.50	5/27/2021
	55,555				13.50	11/16/2017
							4,116	(5)	75,006
							2,315	(6)	42,188
							1,029	(7)	18,752
							2,315	(13)	42,188
Keith D. Rohland			45,527	(9)	18.22	6/3/2025
	28,153	(12)	37,537	(12)	16.20	6/3/2023
	103,703				13.50	5/27/2021
							5,145	(5)	93,751
							2,315	(6)	42,188
							1,286	(7)	23,436
							2,315	(13)	42,188
Mark W. Scharbo			45,527	(9)	18.22	6/3/2025
	35,192	(14)	46,922	(14)	16.20	6/3/2023
	51,852	(16)	17,284	(16)	16.20	3/31/2023
							5,145	(5)	93,751
							2,895	(6)	52,745
							1,286	(7)	23,436
							2,895	(17)	52,745
John A. Lederer	140,766	(15)			16.20	6/3/2023
	205,761				12.15	12/20/2020
	1,234,568				12.15	9/8/2020

Stuart S. Schuette(18)

(1)	The aggregate dollar value is calculated using $18.22, the fair market value of our common stock on January 2, 2016 as determined by our Board of Directors.
(2)	These equity awards consist of 36,421 performance-based stock options and 145,687 time-based stock options and were granted on November 16, 2015. The 145,687 time-based stock options will vest 25% on June 3, 2016, 2017, 2018, and 2019 contingent on the executive’s continued service with the Company. 25% of the 145,687 performance-based stock options were granted and subsequently earned based on fiscal 2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 75% of performance-based stock options which have been awarded, but not granted, can be earned in the remaining performance periods and are not reported in this table. For more information about how the awards can be earned, see “Overview of Long-Term Equity Incentives—Annual Equity Grant.”
(3)

These equity awards consist of 55,555 time-based stock options and 13,888 performance-based stock options and were granted on August 21, 2015. The 55,555 time-based stock options vest 25% on each of December 31, 2015, 2016, 2017 and 2018 contingent on the executive’s continued service with the Company and from the original grant 13,888 time-vested stock options vested on December 31, 2015. 25% of the 55,555 performance-based stock options were granted and subsequently earned based on fiscal 2015 Adjusted EBITDA performance and vested on December 31, 2015. The remaining 75% performance-based stock options which have been awarded, but not granted, can be earned in the remaining performance periods and are not reported in this table. For more information about how the awards can be earned, see “Overview of Long-Term Equity Incentives—Promotional Equity Grant.”
(4)	These equity awards consist of 46,922 performance-based stock options awarded on June 3, 2013 and 46,922 time-based stock options granted on June 3, 2013. 50% of the original grant of time-based stock options vested on the first (25%) and second (25%) anniversaries of the date of grant. The remaining time-based stock options will vest equally on the third (25%) and fourth (25%) anniversaries of the date of grant, contingent on the executive’s continued service with the Company. For the performance-based stock options, 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015, 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016, and 25% of the award was earned based on cumulative 2013-2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 25% of the performance-based stock options which have been awarded, but not granted, can be earned in the remaining performance period.
(5)	These equity awards are time-based RSUs and were granted on November 16, 2015. These awards will vest 25% on June 3, 2016, 2017, 2018, and 2019, contingent on the executive’s continued service with the Company.
(6)	These equity awards are time-based RSUs and were granted on June 3, 2013. 50% of the original grant vested on the first (25%) and second (25%) anniversaries of the date of grant. The remaining RSUs will vest equally on the third (25%) and fourth (25%) anniversaries of the date of grant, contingent on the executive’s continued service with the Company.
(7)	These equity awards are performance-based RSUs and were granted on November 16, 2015. 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 75% of the award, which has been awarded but not granted, can be earned based on Adjusted EBITDA performance during the remaining performance periods and is not reported in this table. For more information about how the awards can be earned, see “Overview of Long-Term Equity Incentives—Annual Equity Grant.”
(8)	These equity awards are performance-based RSUs and were awarded on June 3, 2013. 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015. 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016. 25% of the award was earned based on cumulative 2013-2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 25% of the award, which has been awarded but not granted, can be earned based on Adjusted EBITDA performance during the remaining performance period and is not reported in this table.
(9)	These equity awards consist of 9,105 performance-based stock options and 36,422 time-based stock options and were granted on November 16, 2015. The 36,422 time-based stock options will vest 25% on June 3, 2016, 2017, 2018, and 2019, contingent on the executive’s continued service with the Company. 25% of the 36,422 performance-based stock options were granted and subsequently earned based on fiscal 2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 75% performance-based stock options, which have been awarded but not been granted, can be earned in the remaining performance period and are not reported in this table. For more information about how the awards can be earned, see “Overview of Long-Term Equity Incentives—Annual Equity Grant.”
(10)	These equity awards consist of 46,296 time-based stock options granted on October 1, 2013 and 46,296 performance-based stock options awarded on October 1, 2013. 75% of the time-based stock options vested and the remaining 25% will vest on December 31, 2016, contingent on the executive’s continued service with the Company. 75% of the 46,296 performance-based stock options were earned based on cumulative fiscal 2013-2015, fiscal 2014 and fiscal 2015 Adjusted EBITDA performance. The remaining 25% of performance-based stock options, which have been awarded and not granted, can be earned in the remaining performance period.
(11)	These equity awards consist of 7,284 performance-based stock options and 29,137 time-based stock options and were granted on November 16, 2015. The 29,137 time-based stock options will vest 25% on June 3, 2016, 2017, 2018, and 2019, contingent on the executive’s continued service with the Company. 25% of the 29,137 performance-based stock options were granted and earned based on fiscal 2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 75% performance-based stock options, which have been awarded but not granted, can be earned in the remaining performance periods and are not reported in this table. For more information about how the awards can be earned, see “Overview of Long-Term Equity Incentives—Annual Equity Grant.”
(12)	These equity awards consist of 37,537 performance-based stock options awarded on June 3, 2013 and 37,537 time-based stock options granted on June 3, 2013. 50% of the original grant of time-based stock options vested on the first (25%) and second (25%) anniversaries of the date of grant. The remaining time-based stock options will vest equally on the third (25%) and fourth (25%) anniversaries of the date of grant, contingent on the executive’s continued service with the Company. For the performance-based stock options, 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015, 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016, and 25% of the award was earned based on cumulative 2013-2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 25% of the performance-based stock options, which have been awarded but not granted, can be earned in the remaining performance period.
(13)	These equity awards are performance-based RSUs and were awarded on June 3, 2013. 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015. 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016. 25% of the award was earned based on cumulative 2013-2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 25% of the award, which has been awarded but not granted, can be earned based on Adjusted EBITDA performance during the remaining performance period and is not reported in this table.
(14)

These equity awards consist of 46,922 performance-based stock options awarded on June 3, 2013 and 46,922 time-based stock options granted on June 3, 2013. 50% of the original grant of time-based stock options vested on the first (25%) and second (25%) anniversaries of the date of grant. The remaining time-based stock options will vest equally on the third (25%) and fourth (25%) anniversaries of the date of grant, contingent on the executive’s continued service with the Company. For the performance-based stock options, 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015, 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016 and 25% of the award was earned based on cumulative 2013-2015

Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 25% of the performance-based stock options which have been awarded but not granted, can be earned in the remaining performance period.
(15)	These equity awards consist of 187,688 performance-based stock options awarded on June 3, 2013 and 187,688 time-based stock options granted on June 3, 2013. 50% of the original grant of time-based stock options vested on the first (25%) and second (25%) anniversaries of the date of grant. For the performance-based stock options, 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015. Mr. Lederer forfeited all outstanding unvested awards when he ended his employment as an advisor of the Company.
(16)	These equity awards consist of 43,210 time-based stock options granted on March 31, 2013 and 43,210 performance-based stock options awarded on March 31, 2013. 60% of the 43,211 time-based stock options vested, 20% will vest on December 31, 2016 and 20% will vest on December 31, 2017, contingent on the executive’s continued service with the Company. 60% of the 43,210 performance-based stock options were vested based on cumulative fiscal 2013-2015, fiscal 2014 and fiscal 2015 Adjusted EBITDA performance. The remaining 40% of performance-based stock options, which were awarded but not granted, can be earned in the remaining performance periods.
(17)	These equity awards are performance-based RSUs and were awarded on June 3, 2013. 25% of the award was earned based on 2014 Adjusted EBITDA performance and vested on June 3, 2015. 25% of the award was earned based on 2015 Adjusted EBITDA performance and will vest on June 3, 2016. 25% of the award was earned based on cumulative 2013-2015 Adjusted EBITDA performance and will vest on June 3, 2016. The remaining 25% of the award, which was awarded but not granted, can be earned based on Adjusted EBITDA performance during the remaining performance period and such RSUs are not reported in this table.
(18)	Mr. Schuette forfeited all outstanding unvested awards when he separated from the Company in 2015.

Option Exercises and Stock Vested

The following table provides information with respect to aggregate stock option exercises and the vesting of stock awards during fiscal 2015 for each of the NEOs.

	Option Awards		Stock Awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Pietro Satriano	—	—	11,124	196,883
Fareed A. Khan	—	—	20,575	374,996
Juliette W. Pryor	—	—	5,277	91,500
Keith D. Rohland	—	—	2,314	37,500
Mark W. Scharbo	—	—	13,182	234,386
John A. Lederer	—	—	73,302	1,312,502
Stuart S. Schuette	—	—	2,894	46,884

(1)	These numbers include restricted shares that vested on December 31, 2015. The number of restricted shares that vested for each individual: Mr. Satriano, 8,230; Mr. Khan, 20,575; Ms. Pryor, 2,962; Mr. Rohland, 0; Mr. Scharbo, 10,288; Mr. Lederer, 61,728; and Mr. Schuette, 0.
(2)	The value realized upon vesting is calculated by multiplying the number of shares of stock that vested by the projected fair market value of US Foods common stock on the vesting date.

Pension Benefits

With respect to our NEOs, the defined benefit plans (as described and defined below) were frozen so that there can be no further benefits accruals.

Under the US Foods, Inc. Defined Benefits Pension Plan (frozen to NEOs as of September 15, 2004), a participant’s annual benefit is based on final average compensation and years of benefit service. For this purpose, compensation generally includes salary and bonus. The annual benefit is 1% times the final average compensation times the years of benefit service. Upon normal retirement (first day of the month following the later of age 65 or five years of vesting service), the normal form of payment in the case of a married participant is 50% joint and survivor annuity. Participants become vested in their benefit after completing five years of vesting service.

The only NEO eligible for a pension is Mr. Schuette, as detailed below:

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stuart S. Schuette	US Foods, Inc. Defined Benefit Pension Plan	0.811	10,663	0

We calculated the present value of the accumulated pension plan benefits based upon an estimated discount rate of 4.85% for the US Foods, Inc. Defined Benefit Pension Plan, with a post-retirement mortality assumption based on the RP 2014 generational mortality table, adjusted to remove the projection from 2007 to 2014 using the MP-2014 projection scale, with the Society of Actuaries MP-2015 projection scale applied from 2007 forward.

Following are the estimated accrued benefits through fiscal 2015 for the pension plan. These annual amounts would be payable at the earliest unreduced age shown.

Name	Plan Name	Earliest Unreduced Retirement Age (#)	Expected Years of Payment (#)	Estimated Annual Benefit ($)
Stuart S. Schuette	US Foods, Inc. Defined Benefit Pension Plan	65	19	1,622

The US Foods, Inc. Defined Benefits Pension Plan, which is intended to be tax-qualified, is funded through an irrevocable tax-exempt master trust and covered approximately 19,000 eligible employees at the end of fiscal 2015. In general, a participant’s accrued benefit is equal to 1% times final average compensation times years of benefit service.

Benefits provided under any pension plan are based upon compensation up to a limit: $265,000 for calendar year 2015, under the Internal Revenue Code. In addition, annual benefits provided under the pension plans may not exceed a limit, $210,000 for calendar year 2015, under the Internal Revenue Code.

Potential Payments upon Termination, Change in Control or Public Offering

Severance Agreements

Each of our NEOs has entered into a severance agreement with the Company. Structured as “severance” agreements rather than “employment” agreements, these agreements outline additional compensation considerations in the event of (1) the executive’s termination by the Company other than for cause, and (2) termination by the executive with Good Reason (as defined under the relevant agreements, as discussed below under “Payments Upon Voluntary Termination”). The severance agreements are designed to provide standard protections to both the executive and to us and are viewed as a help to ensure continuity and an aid in retention.

These are the key terms of the severance agreements:

•	General Employment Terms. The covered executive is employed “at will.” The executive has agreed to provide 45 days notice of termination. The severance agreements are silent regarding compensation and benefits during the term. The severance agreements allow for automatic renewal for successive one-year periods, absent notice of non-renewal of at least 90 days prior to end of term.

•	Severance Triggers. The severance agreement is triggered in the event of (1) the covered executive’s termination by the Company other than for Cause, and (2) termination by the covered executive with Good Reason. Company notice of non-renewal of the severance agreement during the last 90 days of the term gives the covered executive the right to terminate with Good Reason.

•	Severance Benefits. If the covered executive signs a release, he or she will be entitled to severance benefits described below in “Voluntary Termination for Good Reason.”

•	Restrictions. For the applicable severance period (24 months for Mr. Lederer and Mr. Satriano, 18 months for the other NEOs), the covered executive cannot (1) compete in the foodservice distribution industry, (2) solicit any employees of the Company, and (3) disparage the Company in any way. Additionally, the covered executive cannot use Company confidential information at any time.

•	Clawback of Severance Benefits. The covered executive’s severance benefits will be “clawed back” if he or she violates the non-compete/non-solicit or in the event of a material financial restatement attributable to the covered executive’s fraud.

We believe that reasonable severance benefits are appropriate to protect the NEOs against circumstances over which he or she does not have control, and as consideration for the promises of non-disclosure, non-competition, non-solicitation and non-interference that we require in our Severance Agreements.

A Change in Control, by itself, does not trigger any severance provision applicable to our NEOs, except for the provisions related to long-term equity incentives under our 2007 Stock Incentive Plan.

Impact of a Public Offering

A “Public Offering” is defined in the management’s stockholders agreement as the sale of shares of our common stock to the public pursuant to a registration statement under the Securities Act which has been declared effective by the SEC (other than a registration statement on Form S-4, S-8 or any other similar form). A Public Offering would not accelerate the vesting of stock options, restricted stock, or RSUs unless the Sponsors have sold at least 35% of their aggregate investment and have achieved certain other financial milestones. The offering contemplated by this prospectus is expected to constitute a Public Offering for purposes of the management’s stockholders agreement, but is not expected to accelerate the vesting of any stock options, restricted stock, or RSUs.

A Public Offering does not trigger severance benefits under the Severance Agreements with our NEOs.

Payments Upon Termination Due to Death or Permanent Disability

Under our equity award agreement, in the event of death or permanent disability, with respect to each NEO:

•	The portion of the time-based equity that would have become exercisable on the next scheduled vesting date if the NEO had remained employed with us through that date will become vested and exercisable.

•	The portion of the performance-based equity that would have become exercisable during the fiscal year in which the NEO’s employment ends, if the NEO had remained employed with us through that date, will remain outstanding through the date we determine whether the applicable performance targets are met for that fiscal year. If such performance targets are met, such portion of the performance-based equity will become exercisable on such performance-vesting determination date. Otherwise, such portion will be forfeited.

•	All otherwise unvested equity will be forfeited. Vested equity generally may be exercised (by the employee’s survivor in the case of death) for a period of one year from the service termination date, unless we purchase the vested equity in total at the fair market value of the shares underlying the vested equity and, in the case of stock options, less the aggregate exercise price of the vested stock options.

In the event of death, each NEO’s beneficiary will receive payments under our basic life insurance program in an amount up to a maximum of $1,500,000. If a NEO chose to participate in the supplemental life/AD&D insurance program, that person’s beneficiary will receive payments up to a maximum of $3,500,000.

We have included amounts that the NEO would receive under our enhanced Long Term Disability (LTD) insurance program. The LTD benefit is increased from 60% of monthly earnings to 66 2/3% of monthly earnings.

For purposes of the NEOs’ severance agreements, “permanent disability” shall be deemed to exist if the executive becomes eligible to receive long-term disability benefits under any long-term disability plan or program maintained by us for our employees.

Payments Upon Termination Due to Retirement

Retirement is not treated differently from any other voluntary termination without Good Reason under any of our plans or agreements for our NEOs. None of our NEOs qualified for retirement at January 2, 2016.

Payments Upon Voluntary Termination

Under the Severance Agreements with our NEOs, the payments to be made upon voluntary termination vary depending upon whether the NEO resigns with or without Good Reason, or after our failure to offer to renew, extend or replace his or her Severance Agreement under certain circumstances. Good Reason is deemed to exist in these cases:

•	There is a material diminution in title and/or duties, responsibilities or authority, including a change in reporting responsibilities

•	We change the geographic location of the NEO’s principal place of business to a location that is at least 50 miles away from the geographic location prior to the change

•	There is a willful failure or refusal by us to perform any material obligation under the Severance Agreement

•	There is a reduction in the NEO’s annual rate of base salary or annual bonus target percentage of base salary, other than a reduction which is part of a general cost reduction affecting at least 90% of the executives holding positions of comparable levels of responsibility, and which does not exceed 10% of the NEO’s annual base salary and target bonus percentage, in the aggregate, when combined with any such prior reductions

In case of any event described above, the NEO will have 90 days from the date the triggering event arises to provide written notice of the grounds for a Good Reason termination, and we will have 30 days to cure the claimed event. Resignation by the NEO following our cure, or before the expiration of the 30-day cure period, constitutes a voluntary resignation and not a termination for Good Reason.

Voluntary Termination with Good Reason

If any NEO resigns with Good Reason, all then unvested stock option grants, restricted stock grants and RSU grants held by that person will be forfeited.

Unless we purchase any then vested equity in total at a price equal to the fair market value of the shares underlying the vested equity and, in the case of vested stock options, less the aggregate exercise price, the NEO generally may exercise vested equity for a period of 180 days from the termination date.

In the event any NEO resigns under the circumstances described below, that person’s equity will be treated as described under this “Voluntary Termination with Good Reason.”

Additionally, if the NEO (1) resigns with Good Reason or (2) resigns within 60 days of our failure to offer to renew, extend or replace his or her Severance Agreement before or at the end of the Severance Agreement’s term, then in each case the NEO will receive the following benefits after termination of employment, but contingent upon the execution and effectiveness of a release of certain claims against us and our affiliates in the form attached to the Severance Agreement:

•	All accrued but unpaid base salary through the date of the NEO’s termination of active employment

•	Current year Annual Incentive Plan award pro-rated to the date of the NEO’s termination of active employment and based on actual performance of the current year Annual Incentive Plan

•	Continuation of base salary, as in effect immediately before the termination, for 18 months (24 months in the case for Mr. Lederer and Mr. Satriano) payable in accordance with our normal payroll cycle and procedures (lump sum payment in the case for Mr. Lederer and Mr. Satriano)

•	Fixed bonus paid in equal installments for 18 months (24 months in the case for Mr. Lederer and Mr. Satriano) based on the two-year average attainment of Annual Incentive Plan performance applied to the NEO’s current Annual Incentive Plan target and base salary amounts, multiplied by 1.5 (multiplied by 2 in the case of Mr. Lederer and Mr. Satriano)

•	Continuation of medical and dental coverage through COBRA, paid for the NEO and his or her covered dependents (with tax gross-up) for 18 months (lump sum payment equal to 24 months in the case for Mr. Lederer and Mr. Satriano)

•	Lump sum payment for unused vacation accrued during the calendar year of the NEO’s Executive Officer’s termination

•	12 months of career transition and outplacement services

•	Tax gross-up if payments trigger excess parachute payment excise tax

During the time-period in which the NEO is receiving benefits under the Severance Agreement, the NEO cannot do the following:

•	Compete in the foodservice distribution industry, for purposes of the Severance Agreement, “competition” means becoming directly or indirectly involved with an entity located in the United States that competes directly or indirectly with us

•	Solicit to hire any of our employees

•	Make any statements that disparage or defame us in any way

Additionally, the NEO must maintain the confidentiality of, and refrain from disclosing or using, our (1) trade secrets for any period of time as the information remains a trade secret under applicable law, and (2) confidential information at all times.

The NEO’s severance benefits will be recovered and any unpaid benefits will be forfeited if the person violates the non-compete/non-solicit, or in the event of a material financial restatement attributable to the NEO’s fraud.

Voluntary Termination Without Good Reason

If the NEO resigns without Good Reason, he or she will forfeit all unvested equity grants. The NEO will be paid all (1) accrued but unpaid base salary and (2) accrued but unused vacation through the date of the NEO’s termination of active employment.

Payment Upon Involuntary Termination

The payments to be made to a NEO upon involuntary termination vary depending upon whether the termination is with or without “cause.” Cause is deemed to exist in these cases:

•	We determine in good faith and following a reasonable investigation that the NEO has committed fraud, theft or embezzlement from us

•	The NEO pleads guilty or nolo contendere to, or is convicted of, any felony or other crime involving moral turpitude, fraud, theft or embezzlement

•	The NEO willfully fails or refuses to perform any material obligation under his or her Severance Agreement, or to carry out the reasonable directives of his or her supervisor (or the Board of Directors, in the case for Mr. Satriano), and the NEO fails to cure the same within a period of 30 days after written notice of such failure is provided

•	The NEO has engaged in on-the-job conduct that violates our written Code of Ethics or Company policies, and which is materially detrimental to us

The NEO’s resignation in advance of an anticipated termination for cause shall constitute a termination for cause.

Involuntary Termination for Cause

If the NEO is involuntarily terminated for cause, he or she will forfeit all unvested equity grants, as well as all vested but unexercised equity.

Involuntary Termination without Cause

If the NEO is involuntarily terminated without cause, the person’s equity grants will be treated, and severance payments and benefits will be paid, in the same manner as described under “Voluntary Termination with Good Reason” above.

Payments After a Change in Control

For purposes of equity treatment and treatment under our Severance Agreements, a “Change in Control” means, in one or a series of transactions:

•	The sale of all or substantially all of our assets to any person, or group of persons acting in concert, other than to (x) the Sponsors or their affiliates or (y) any employee benefit plan maintained by us or our affiliates

•	A sale by us, our Sponsors or any of their respective affiliates to a person, or group of persons acting in concert, of our common stock, or a merger, consolidation or similar transaction involving us that results in more than 50% of our common stock being held by a person or group of persons acting in concert that does not include an affiliated person

•	Which results in the Sponsors and their affiliates ceasing to hold the ability to elect a majority of the members of our Board of Directors

A Change in Control, by itself, does not trigger any severance provision applicable to our NEOs, except for the provisions related to long-term equity incentives under our 2007 Stock Incentive Plan. The Severance Agreements covering our NEOs are a binding obligation of ours and any successor of ours.

In the event of a Change in Control of our Company, our Compensation Committee will have the authority to vest outstanding equity awards, and/or provide for the cancellation in exchange for cash or substitution of outstanding equity awards under the plan, regardless of whether the NEO’s employment ends and regardless of how vesting would otherwise be treated under the 2007 Stock Incentive Plan.

Under the 2007 Stock Incentive Plan:

(1)	All time-vested equity will vest and become immediately exercisable on 100% of the shares subject to such equity immediately prior to a Change in Control

(2)	All performance-vested equity will vest and become immediately exercisable on 100% of the shares subject to such equity immediately prior to a Change in Control if, as a result of the Change in Control, a) our Sponsors achieve an Investor internal rate of return of at least 20% of their aggregate investment and b) our Sponsors earn an investor return of at least 3.0 times the base price of their aggregate investment

If the NEO is involuntarily terminated without cause or resigns for Good Reason following a Change in Control, he or she will receive the same severance payments and benefits as described above under “Voluntary Termination with Good Reason.”

If any payments or benefits in connection with a Change in Control (as defined in Section 280G of the Internal Revenue Code) would be subject to the “golden parachute” excise tax under federal income tax rules, we will pay an additional amount to the NEO to cover the excise tax and any other excise and income taxes resulting from this payment.

Potential Payments Upon Termination or Change in Control Tables

The tables below reflect potential payments to each of our NEOs in various terminations and change in control scenarios. This is based on compensation, benefit, and equity levels in effect on, and assuming the scenario will be effective as of, January 2, 2016.

For stock valuations in the following tables, we have used the fair market value price of our common stock as of January 2, 2016 as determined by our Board of Directors. The tables report only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario. The table assumes that all performance-based stock options will vest as a result of the applicable scenario. As a result, this excludes stock options, restricted stock and restricted stock units that had vested on the employment termination date independent of the applicable scenario.

The tables also exclude any amounts that are available generally to all salaried employees and do not discriminate in favor of our NEOs. The amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

Pietro Satriano

President and Chief Executive Officer

	Voluntary Termination		Total and Permanent Disability or Death	Involuntary Termination
Executive Benefits and Payments Upon Termination	Good Reason	Retirement(1)		For Cause	Not For Cause	Change in Control
Compensation
Severance(2)	$1,800,000	—	—	—	$1,800,000	—
Annual Incentive(3)	$2,408,153	—	—	—	$2,408,153	—
Long-term Incentives
Stock Options (Unvested and Accelerated or Continued Vesting)(4)	—	—	$71,264	—	—	$287,524
Restricted Stock and Restricted Stock Units (Unvested and Acclerated or Continued Vesting)(5)	—	—	$266,603	—	—	$881,867
Benefits and Perquisites
Life Insurance Payment(6)	—	—	—	—	—	—
LTD Insurance Payment(7)	—	—	$1,344,000	—	—	—
Health and Welfare Benefits Continuation(8)	$35,939	—	—	—	$35,939	—
Excise Tax Gross Up	—	—	—		—	—

TOTAL	$4,244,092	—	$1,681,867	—	$4,244,092	$1,169,391

Fareed Khan

Chief Financial Officer

	Voluntary Termination		Total and Permanent Disability or Death	Involuntary Termination
Executive Benefits and Payments Upon Termination	Good Reason	Retirement(1)		For Cause	Not For Cause	Change in Control
Compensation
Severance(9)	$900,000	—	—	—	$900,000	—
Annual Incentive(10)	$722,446	—	—	—	$722,446	—
Long-term Incentives
Stock Options (Unvested and Accelerated or Continued Vesting)(4)	—	—	$70,313	—	—	$46,875
Restricted Stock and Restricted Stock Units (Unvested and Acclerated or Continued Vesting)(5)	—	—	$46,875	—	—	$187,502
Benefits and Perquisites
Life Insurance Payment(6)	—	—	—	—	—	—
LTD Insurance Payment(7)	—	—	$1,600,000	—	—	—
Health and Welfare Benefits Continuation(8)	$24,902	—	—	—	$24,902	—
Excise Tax Gross Up	—	—	—		—	—

TOTAL	$1,647,348	—	$1,717,188	—	$1,647,348	$234,377

Keith Rohland

Chief Information Officer

	Voluntary Termination		Total and Permanent Disability or Death	Involuntary Termination
Executive Benefits and Payments Upon Termination	Good Reason	Retirement(1)		For Cause	Not For Cause	Change in Control
Compensation
Severance(9)	$712,500	—	—	—	$712,500	—
Annual Incentive(10)	$571,936	—	—	—	$571,936	—
Long-term Incentives
Stock Options (Unvested and Accelerated or Continued Vesting)(4)	—	—	$57,011	—	—	$95,018
Restricted Stock and Restricted Stock Units (Unvested and Acclerated or Continued Vesting)(5)	—	—	$110,157	—	—	$292,970
Benefits and Perquisites
Life Insurance Payment(6)	—	—	—	—	—	—
LTD Insurance Payment(7)	—	—	$1,808,000	—	—	—
Health and Welfare Benefits Continuation(8)	$16,424	—	—	—	$16,424	—
Excise Tax Gross Up	—	—	—		—	—

TOTAL	$1,300,860	—	$1,975,167	—	$1,300,860	$387,988

Juliette Pryor

EVP, General Counsel, and Chief Compliance Officer

	Voluntary Termination		Total and Permanent Disability or Death	Involuntary Termination
Executive Benefits and Payments Upon Termination	Good Reason	Retirement(1)		For Cause	Not For Cause	Change in Control
Compensation
Severance(9)	$825,000	—	—	—	$825,000	—
Annual Incentive(10)	$662,242	—	—	—	$662,242	—
Long-term Incentives
Stock Options (Unvested and Accelerated or Continued Vesting)(4)	—	—	$57,011	—	—	$95,018
Restricted Stock and Restricted Stock Units (Unvested and Acclerated or Continued Vesting)(5)	—	—	$100,784	—	—	$255,481
Benefits and Perquisites
Life Insurance Payment(6)	—	—	—	—	—	—
LTD Insurance Payment(7)	—	—	$1,536,000	—	—	—
Health and Welfare Benefits Continuation(8)	$26,954	—	—	—	$26,954	—
Excise Tax Gross Up	—	—	—		—	—

TOTAL	$1,514,196	—	$1,693,795	—	$1,514,196	$350,498

Mark Scharbo

Chief Supply Chain Officer

	Voluntary Termination		Total and Permanent Disability or Death	Involuntary Termination
Executive Benefits and Payments Upon Termination	Good Reason	Retirement(1)		For Cause	Not For Cause	Change in Control
Compensation
Severance(9)	$712,500	—	—	—	$712,500	—
Annual Incentive(10)	$571,936	—	—	—	$571,936	—
Long-term Incentives
Stock Options (Unvested and Accelerated or Continued Vesting)(4)	—	—	$71,264	—	—	$118,774
Restricted Stock and Restricted Stock Units (Unvested and Acclerated or Continued Vesting)(5)	—	—	$125,977	—	—	$319,363
Benefits and Perquisites
Life Insurance Payment(6)	—	—	—	—	—	—
LTD Insurance Payment(7)	—	—	$1,400,000	—	—	—
Health and Welfare Benefits Continuation(8)	$26,954	—	—	—	$26,954	—
Excise Tax Gross Up	—	—	—		—	—

TOTAL	$1,311,390	—	$1,597,241	—	$1,311,390	$438,137

(1)	None of the NEOs were eligible for retirement as of January 2, 2016.
(2)	Assuming that Mr. Satriano executes (and does not later revoke) a Release Agreement, the amount of severance payment for Mr. Satriano is equal to twenty four months of his annual base salary and shall be paid in equal installments over the period of twenty four months. In the event Mr. Satriano’s termination of employment falls within twenty four months following a Change in Control, the severance amount shall be paid in a lump sum on the sixtieth day after the date of termination assuming Mr. Satriano executes (and does not later revoke) a Release Agreement. This amount does not include the value of any outplacement benefit.
(3)	This amount is in addition to the fiscal 2015 Annual Incentive Award. Subject to execution (without revocation) of the Release Agreement, this amount shall equal the product of: (A) the NEO’s average target achievement, which is calculated as the sum of the NEO’s target bonus percentage actually earned by the executive pursuant to the employer’s annual incentive program for each of the two most recently completed calendar years for which annual cash bonus earnings have been finally determined under such program as of the date of termination divided by two; (B) the NEO’s current target bonus percentage, multiplied by (C) the NEO’s current Annual Base salary, multiplied by (D) two. Such amount shall be paid in equal installments over a period of twenty four months. In the event Mr. Satriano’s termination of employment falls within twenty four months following a Change in Control, this amount will be paid in a lump sum on the on the sixtieth day after the date of termination assuming Mr. Satriano executes (and does not later revoke) a Release Agreement.
(4)	The amounts shown include the difference between the exercise prices of the unvested options that would accelerate due to a Change in Control and the projected fair market value of our common stock on January 2, 2016, multiplied by the number of such options outstanding. This value is calculated based on the assumption that the Investors achieve Liquidity on the entire Aggregate Investment, thus the outstanding performance options vest.
(5)	These amounts reflect the outstanding RSUs that would vest upon a change in control multiplied the projected fair market value of the our common stock on January 2, 2016.
(6)	No NEO has basic and supplemental life insurance coverage (company provided or purchased) beyond the $1.5 million maximum benefit amount for employees (excluding executive officers or region presidents).
(7)	Each NEO who has elected Long Term Disability Insurance coverage would exceed the monthly maximum benefit amount of $20,000 under the Executive Long Term Disability plan. Thus, this amount is reflective of the difference between the maximum benefit amounts between the Long Term Disability plan and the Executive Long Term Disability plan ($8,000) multiplied the number of months until retirement age under the Social Security Act, where retirement depends on the year of birth.
(8)	Assuming the NEO elects to enroll in COBRA for medical and dental coverage, this amount includes the estimated grossed up lump sum payment to be paid to the NEO under the severance agreement to cover the COBRA premiums for 24 months for Mr. Satriano and 18 months for the other NEOs, who currently have our medical and/or dental insurance. These amounts assume that the NEOs do not have unused vacation.
(9)	Assuming the NEO executes (and does not later revoke) a Release Agreement, the amount of severance is equal to eighteen months of the respective annual base salary and shall be paid in equal installments over the period of eighteen months. This amount does not include the value of outplacement benefits.
(10)	This amount is in addition to the 2015 Annual Incentive Award. Subject to execution (without revocation) of the Release Agreement, this amount shall equal the product of: (A) the executive’s average target achievement, which is calculated as the sum of the executive’s target bonus percentage actually earned by the executive pursuant to the employer’s annual incentive program for each of the two most recently completed calendar years for which annual cash bonus earnings have been finally determined under such program as of the date of termination divided by two; (B) the executive’s current target bonus percentage, multiplied by (C) the executive’s current Annual Base salary, multiplied by (D) one and one-half. Such amount shall be paid in equal installments over a period of eighteen months.

Compensation Arrangements Adopted in Connection with this Offering

2016 Omnibus Incentive Plan

In connection with this offering, our Board of Directors has adopted, and our stockholders have approved, the 2016 Plan.

Purpose. The purpose of the 2016 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. The 2016 Plan will be administered by the Compensation Committee or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the “2016 Plan Committee”). The 2016 Plan Committee is authorized to (1) designate participants; (2) determine the type or types of awards to be granted to a participant; (3) determine the number of shares of common stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (4) determine the terms and conditions of any award; (5) determine whether, to what extent, and under what circumstances awards may be settled in, or exercised for, cash, shares of common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (6) determine whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards, or other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the participant or of the 2016 Plan Committee; (7) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the 2016 Plan and any instrument or agreement relating to, or award granted under, the 2016 Plan; (8) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the 2016 Plan Committee deems appropriate for the proper administration of the 2016 Plan; (9) adopt sub-plans; and (10) make any other determination and take any other action that the 2016 Plan Committee deems necessary or desirable for the administration of the 2016 Plan. All such rules, regulations, determinations and interpretations will be binding and conclusive upon us, our subsidiaries, our stockholders, all participants, and all employees, and upon their respective legal representatives, beneficiaries, successors and assigns, and upon all other persons claiming under or through any of them. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the 2016 Plan Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2016 Plan. Any such allocation or delegation may be revoked by the 2016 Plan Committee at any time. Unless otherwise expressly provided in the 2016 Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2016 Plan or any award or any documents evidencing awards granted pursuant to the 2016 Plan are within the sole discretion of the 2016 Plan Committee, may be made at any time and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Awards Subject to the 2016 Plan. The 2016 Plan provides that the total number of shares of common stock that may be issued under the 2016 Plan is 9 million (the “Absolute Share Limit”). Of this amount, the maximum number of shares of common stock for which incentive stock options may be granted is equal to the absolute share limit; the maximum number of shares of common stock for which stock options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 4,500,000; the maximum number of shares of common stock for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 4,500,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $4,500,000 in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $9,000,000. Except for Substitute Awards (as described below), in the event any award expires or is canceled, forfeited, terminated, settled in cash, or otherwise settled without delivery to the participant of the full number of shares to which the award related, the undelivered shares of common stock may be granted again under the 2016 Plan. Shares of common stock withheld in payment of the exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price or taxes relating to an award, are deemed to constitute shares not issued to the participant and are deemed to again be available for awards under the 2016 Plan, unless the shares are withheld or surrendered after the termination of the 2016 Plan, or at the time the shares are withheld or surrendered, it would constitute a material revision of the 2016 Plan subject to stockholder approval under any then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the 2016 Plan Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (“Substitute Awards”), and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2016 Plan after the tenth anniversary of the Effective Date (as defined therein), but awards granted before then may extend beyond that date. We intend to grant restricted stock units to certain of our directors as described under “—Non-Employee Director Compensation.”

Options. The 2016 Plan Committee may grant non-qualified stock options and incentive stock options, under the 2016 Plan, with terms and conditions determined by the 2016 Plan Committee that are not inconsistent with the 2016 Plan; provided, that all stock options granted under the 2016 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as an incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2016 Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the common stock shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (1) in cash or its equivalent at the time the stock option is exercised; (2) in common stock shares having a fair market value equal to the aggregate exercise price of the stock option being exercised and satisfying any requirements that may be imposed by the 2016 Plan Committee (provided that such shares are not subject to any pledge or other security interest and have been held by the participant for at least six months or such other period established by the 2016 Plan Committee to avoid adverse accounting treatment); or (3) by such other method as the 2016 Plan Committee may permit in its sole discretion, including, without limitation, a) in other property having a fair market value on the date of exercise equal to the exercise price, b) if there is a public market for the common stock shares at such time, through the delivery of irrevocable instructions to a broker to sell the common stock shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price of the stock option being exercised, or c) through a “net exercise” procedure effected by withholding the minimum number of common stock shares needed to pay the exercise price and any applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The 2016 Plan Committee may grant stock appreciation rights, under the 2016 Plan with terms and conditions determined by the 2016 Plan Committee that are not inconsistent with the 2016 Plan. The 2016 Plan Committee also may award stock appreciation rights independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares, or a combination of cash and shares, as determined by the 2016 Plan Committee) equal to the product of (1) the excess of a) the fair market value on the exercise date of one share of common stock, over b) the strike price per share of common stock covered by the stock appreciation right, times (2) the number of shares of common stock covered by the stock appreciation right, less any taxes required to be withheld. The strike price per share of common stock covered by a stock appreciation right will be determined by the 2016 Plan Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). The maximum term of a stock appreciation right will be ten years from the date of grant, except that if the term would expire during a blackout period, the term of the stock appreciation right will be extended to the 30th day after the end of the blackout period.

Restricted Shares and Restricted Stock Units. The 2016 Plan Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the 2016 Plan Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2016 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than, or in addition to, the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the 2016 Plan Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the 2016 Plan Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the 2016 Plan Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of the restrictions on such restricted stock units. A participant will have no rights or privileges as a stockholder as to restricted stock units.

Other Equity-Based Awards and Other Cash-Based Awards. The 2016 Plan Committee may grant other equity-based or cash-based awards under the 2016 Plan, with terms and conditions determined by the 2016 Plan Committee that are not inconsistent with the 2016 Plan.

Performance Compensation Awards. The 2016 Plan Committee has the authority, at or before the time of grant of any award, to designate such award as a performance compensation award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The 2016 Plan Committee has the sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or our subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following, which may be determined in accordance with GAAP or on a non-GAAP basis: (1) net earnings, net income (before or after taxes), or consolidated net income; (2) basic or diluted earnings per share (before or after taxes); (3) net revenue or net revenue growth; (4) gross revenue or gross revenue growth, gross profit or gross profit growth; (5) net operating profit (before or after taxes); (6) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (7) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be, but are not required to be, measured on a per share basis; (8) actual or adjusted earnings before or after interest, taxes, depreciation and/or amortization (including EBIT, EBITDA and adjusted EBITDA); (9) gross or net operating margins; (10) productivity ratios; (11) share price (including, but not limited to, growth measures and total stockholder return); (12) expense targets or cost reduction goals, general and administrative expense savings; (13) operating efficiency; (14) objective measures of customer/client satisfaction; (15) working capital targets; (16) measures of economic value added or other ‘value creation’ metrics; (17) enterprise value; (18) sales; (19) stockholder return; (20) customer/client retention; (21) competitive market metrics; (22) employee retention; (23) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (24) comparisons of continuing operations to other operations; (25) market share; (26) cost of capital, debt leverage, year-end cash position or book value; (27) strategic objectives; (28) debt reduction; or (29) any combination of the foregoing.

Following the completion of a performance period, the 2016 Plan Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the 2016 Plan Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the 2016 Plan Committee does not have the discretion to (1) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (2) increase a performance compensation award above the applicable limitations set forth in the 2016 Plan.

Effect of Certain Events on the 2016 Plan and Awards. In the event of (1) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a “Change in Control”, as defined in the 2016 Plan); or (2) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the 2016 Plan Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (1) or (2), an “Adjustment Event”), the 2016 Plan Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the 2016 Plan with respect to the number of awards which may be granted thereunder; (b) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2016 Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (i) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (ii) the exercise price or strike price with respect to any award; or (iii) any applicable performance measures (including, without limitation, performance criteria and performance goals); provided, that in the case of any “equity restructuring,” the 2016 Plan Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the 2016 Plan Committee may, in its sole discretion, provide for any one or more of the following: (1) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (2) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the 2016 Plan Committee in connection with such event) the value of such awards, if any, as determined by the 2016 Plan

Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, without limitation, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation or the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the 2016 Plan Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate the 2016 Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the 2016 Plan or for changes in GAAP to new accounting standards; (2) it would materially increase the number of securities which may be issued under the 2016 Plan (except for adjustments in connection with certain corporate events); or (3) it would materially modify the requirements for participation in the 2016 Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The 2016 Plan Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination of a participant’s employment or service); provided, that, except as otherwise permitted in the 2016 Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in the 2016 Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (2) the 2016 Plan Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the canceled option or stock appreciation right; and (3) the 2016 Plan Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our common stock is listed or quoted.

Dividends and Dividend Equivalents. The 2016 Plan Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the 2016 Plan Committee in its sole discretion; provided, that no dividends or dividend equivalents will be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable).

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (1) any clawback, forfeiture, or other similar policy adopted by our board of directors or the 2016 Plan Committee and as in effect from time to time and (2) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error), the participant will be required to repay any such excess amount to the Company.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in the 2016 Plan, as determined by the 2016 Plan Committee, the 2016 Plan Committee may, in its sole discretion, provide for one or more of the following: (1) cancellation of any or all of such participant’s outstanding awards; or (2) forfeiture by the participant of any gain realized on the vesting or exercise of awards, and repayment of any such gain promptly to the Company.

US Foods Holding Corp. Employee Stock Purchase Plan

In connection with this offering, our Board has adopted, and our stockholders have approved, the Employee Stock Purchase Plan. We believe that allowing our employees to participate in the Employee Stock Purchase Plan provides them with an opportunity to share in our future success by acquiring shares of our common stock.

The Employee Stock Purchase Plan (other than any sub-plans) is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Authorized shares. A total of 1,250,000 shares of our common stock will be made available for sale, subject to adjustment as provided for in the Employee Stock Purchase Plan.

Plan administration. The Compensation Committee of our Board of Directors or such other committee selected by the Board (the “plan administrator”) will administer the Employee Stock Purchase Plan. The plan administrator will have full authority, subject to the provisions of the Employee Stock Purchase Plan, to (1) determine when and how purchase rights to acquire shares will be granted and the provisions of each offering of such purchase rights, (2) convert, when necessary, any value denominated in US dollars and cents to an equivalent currency based on a currency exchange rate that it selects for such purpose, (3) designate from time to time which subsidiaries shall become participating companies, (4) construe and interpret the Employee Stock Purchase Plan and purchase rights granted under the Employee Stock Purchase Plan, and to establish, amend and revoke rules and regulations for the administration of the Employee Stock Purchase Plan, and (5) generally exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and other participating companies and to carry out the intent that the Employee Stock Purchase Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Eligibility. Generally, all of our employees are eligible to participate in the Employee Stock Purchase Plan if they (1) are employed by a participating company on the grant date; and (2) (i) have such qualifying period (if any) of continuous service (not exceeding two years prior to the grant date), (ii) have such qualifying (if any) minimum number of customarily scheduled hours of work (not exceeding twenty), and/or (iii) have such qualifying (if any) minimum number of months customarily worked per calendar year (not exceeding five), in each case as the plan administrator may from time to time determine.

Offering periods. The Employee Stock Purchase Plan will generally be implemented through consecutive quarterly offering periods commencing on or after the first trading day after February 1, May 1, August 1, and December 1 of each year or such other times as determined by the plan administrator. The first offering period is expected to commence on August 1, 2016. The plan administrator has the power to terminate or change the duration and/or frequency of the offering periods with respect to future offering periods without shareholder approval.

Contributions. The Employee Stock Purchase Plan will permit participants to purchase shares of common stock through payroll deductions of no less than 1% and no more than 10%, as elected by participants, of a participant’s eligible compensation, per pay period; provided, however, that no participant may purchase shares of common stock at any rate which exceeds a fair market value of $25,000 for each calendar year in which a purchase is made, as determined on the grant date for the offering period.

Exercise of purchase right. Amounts deducted and accumulated by the participant are used to purchase whole shares of our common stock at the end of each offering period. Remaining amounts that are insufficient to purchase one whole share will be used for purchases in the following offering period, if applicable. The purchase price per share of our common stock is set by the plan administrator and must not be less than 85% of the fair market value of a share at the acquisition date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us or ceasing to be an eligible employee under the Employee Stock Purchase Plan.

Adjustment to shares/purchase price. If any change is made in the shares of the Company (including by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, change in corporate structure or other transaction), the plan administrator will make an equitable and proportionate anti-dilution adjustment to offset any resultant change in the pre-share price of the shares.

Change in control. In the event of a “change in control”, (as defined under the Employee Stock Purchase Plan), our Board of Directors may take any action it deems necessary or desirable with respect to any option or ongoing offering period, including (1) provide that each purchase right be assumed or an equivalent purchase right be substituted by the successor corporation or parent or subsidiary of such successor corporation, (2) establish a date prior to the consummation of the change in control that will be treated as the acquisition date, and all outstanding purchase rights will be deemed exercised on such date, or (3) cause the participant’s accumulated contributions and any interest (if applicable) to be returned to the participant as soon as practicable, the purchase tights to be cancelled and the offering to terminate.

Amendment; Termination. The plan administrator may terminate the Employee Stock Purchase Plan at any time; provided that no termination will adversely affect the rights of any person to benefits under the Employee Stock Purchase Plan which have accrued prior to the date of such termination. The plan administrator may at any time change the Employee Stock Purchase Plan in any way. The Employee Stock Purchase Plan may not be amended in any manner that retroactively impairs or otherwise adversely affects the rights of any person to benefits under the Employee Stock Purchase Plan which have accrued prior to the date of such action.

Non-transferability. A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the Employee Stock Purchase Plan.

Executive Compensation Recoupment Policy

While no official policy exists, in the event of a restatement of our financial results, other than a restatement due to a change in accounting policy, the Compensation Committee intends to review all incentive payments made to Annual Incentive Plan participants, including our NEOs, within the 36-month period prior to the restatement that were made on the basis of having met or exceeded specific performance targets in Annual Incentive Plan awards or equity incentive grants.

If the incentive payments would have been lower had they been calculated based on the restated results, the Compensation Committee intends, to the extent permitted by applicable law, to seek to recoup any excess payments for the benefit of us. The Compensation Committee anticipates that future Annual Incentive Plan awards and equity incentive grants will contain a contractual provision binding the grantee to this recovery right.

The Compensation Committee has the sole discretion, subject to applicable law, to determine the form and timing of the recoupment. This may include repayment from the Annual Incentive Plan participant and/or equity incentive grant participant, or an adjustment to the payout of a future incentive award.

Tax Impact on Compensation

Income Deduction Limitations (Section 162(m) of the Internal Revenue Code)

Section 162(m) of the Internal Revenue Code, which applies to any publicly held corporation, generally sets a limit of $1 million on the amount of non-performance-based compensation that companies may deduct for federal income tax purposes in any given year, with respect to the compensation of each of the NEOs other than the Chief Financial Officer. Because we have not previously had and will not have publicly-held equity until the completion of this offering, we are not yet subject to Section 162(m). Going forward, we will consider the impact of Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code deals specifically with the taxation of non-qualified deferred compensation arrangements. We designed all of our executive benefit plans, including our Severance Agreements and the 2007 Stock Incentive Plan, so they are exempt from, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code.

Compensation Risk Analysis

In consultation with the Compensation Committee, members of the Human Resources, Legal and Finance organizations assessed whether our compensation policies and practices encourage excessive or inappropriate risk taking by our employees, including those other than our NEOs. As a result of the assessment, we concluded that our plans and policies do not encourage excessive or inappropriate risk taking and determined that these policies or practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

See “Management” for information about the compensation of our directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the offering, our Board of Directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a “Related Person,” or a “Related Person Transaction,” which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, the disinterested members of the Board of Directors must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department and the legal department will then determine whether it should be submitted to our Audit Committee for concurrent consideration by its disinterested members.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant, the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person,” as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of our Company or a nominee to become a director of our Company; any person who is known to be the beneficial owner of more than 5% of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of 10% or more.

Stockholder Agreements

We are currently party to the Stockholders Agreement with the Sponsors. The Stockholders Agreement contains, among other things, agreements with respect to the election of our directors. Currently, CD&R is entitled to designate three directors (one of whom shall serve as the chairman) and KKR is entitled to designate three directors (with one board seat currently vacant). The Stockholders Agreement currently provides for our Chief Executive Officer (as well as any successor Chief Executive Officer) to be a member of our Board of Directors, who shall be designated jointly by the Sponsors. The Stockholders Agreement, as currently in effect, grants to the Sponsors special governance rights, for so long as the applicable Sponsor maintains certain specified minimum levels of shareholdings in our Company, including rights of approval over certain corporate and other transactions, and certain rights regarding the appointment and removal of our Chief Executive Officer. Additionally, the Stockholders Agreement, as currently in effect, grants to the Sponsors preemptive rights with respect to certain issuances of our equity securities and equity securities of our subsidiaries, subject to certain exceptions, and contains tag-along rights and rights of first offer, all of which will cease to be operable automatically upon the consummation of this offering.

Prior to the completion of this offering, we expect to enter into the Amended and Restated Stockholders Agreement. The Amended and Restated Stockholders Agreement will supersede the existing Stockholders Agreement and grant each of the Sponsors the right to designate for nomination for election a number of designees equal to: (i) at least 40% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 90% of its original shares of common stock; (ii) at least 30% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 75% but less than 90% of its original shares of common stock; (iii) at least 20% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 50% but less than 75% of its original shares of common stock; (iv) at least 10% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 25% but less than 50% of its original shares of common stock; and (v) at least 5% of the total number of directors comprising the board of directors at such time as long as such Sponsor owns at least 10% but less than 25% of its original shares of common stock. Pursuant to the Amended and Restated Stockholders Agreement, each of the Sponsors agrees to vote, or act by written consent, with respect to any common stock owned by it, to cause each of the Sponsors’ designees and our Chief Executive Officer to be elected to our Board of Directors. So long as each of the Sponsors has the right to designate at least one nominee to the board of directors, the Company will include at least one designee from each of the Sponsors in the Audit Committee, Compensation Committee, and the Nominating and Corporate Governance Committee, subject to compliance with applicable regulations. The Amended and Restated Stockholders Agreement provides that upon completion of this offering, the Board of Directors will be comprised of nine seats, with one of such nine seats vacant, and subsequently will be comprised of between two and 15 directors, but the number of directors can only be changed with the consent of the Sponsors for so long as each has the right to designate nominees to the Board of Directors under the Amended and Restated Stockholders Agreement. In addition, the Amended and Restated Stockholders Agreement will grant to the Sponsors special governance rights, for as long as the applicable Sponsor maintains ownership of our common stock at a level that would entitle the Sponsor to designate a nominee to our Board of Directors or that is at least 10% of our outstanding common stock, including rights of approval over certain corporate and other transactions such as mergers or other transactions involving a change in control and certain rights regarding the appointment of our Chief Executive Officer.

In addition, all of our executive officers and certain of our other employees have entered into agreements with us and the Sponsors in connection with their purchase of shares our common stock and receipt of equity awards under the 2007 Stock Incentive Plan. Such agreements include management stockholder’s agreements, sale and participation agreements, and subscription agreements, under which our executives and employees purchased our common stock (and were granted additional equity awards to acquire our common stock). These agreements contain, among other things, restrictions on the transfer of our shares of common stock, rights to resell shares of our common stock and options back to us in certain circumstances, rights of the Company to repurchase shares of our common stock and options in certain circumstances, limited “piggyback” registration rights, tag-along rights, drag-along rights, and rights of first offer.

Registration Rights Agreements

We are currently a party to a registration rights agreement (the “Registration Rights Agreement”) with the Sponsors holding substantially all of the shares of our common stock. Prior to the completion of this offering, we and the Sponsors, who hold substantially all of the shares of our common stock, will enter into an amended and restated registration rights agreement (the “Amended Registration Rights Agreement”). The Registration Rights Agreement grants, and the Amended Registration Rights Agreement will grant, to the Sponsors the right to cause us, at our own expense, to use our reasonable best efforts to register shares held by the Sponsors for public resale, subject to certain limitations. In the event we register any of our common stock following our initial public offering, the Sponsors also have the right to require us to use our best efforts to include shares of our common stock held by them, subject to certain limitations, including as determined by the underwriters. The Registration Rights Agreement also provides, and the Amended Registration Rights Agreement will provide, for us to indemnify the Sponsors party to such agreement and their affiliates for certain misstatements, omissions, and violations of securities laws in connection with the registration of our common stock.

Consulting Agreements

We are currently a party to the Consulting Agreements with each of the Sponsors, pursuant to which each Sponsor provides us with ongoing consulting and management advisory services and receives fees and reimbursements of related out-of-pocket expenses. Under these agreements, we paid consulting fees, in the aggregate to both Sponsors, of $10 million in each of the fiscal years 2015, 2014, and 2013. In connection with this offering, we intend to terminate the Consulting Agreements with each of the Sponsors. In the event of such a termination, we would be required to pay to each Sponsor a termination fee based on the net present value of future payment obligations under the Consulting Agreement, payable upon the consummation of this offering as payment for services rendered but unpaid and services expected to be rendered. We estimate the aggregate termination fee we will owe to the Sponsors pursuant to the existing Consulting Agreements will be $30.7 million ($15.3 million to CD&R and $15.3 million to KKR). The Consulting Agreements also provide that each Sponsor may receive additional fees in connection with certain subsequent financing and acquisition or disposition transactions. No transaction fee will be payable to any Sponsor under the Consulting Agreements as a result of this offering.

As described above, no assurances can be given that the Consulting Agreements will be terminated as detailed in the previous paragraph prior to the completion of this offering, if at all.

Indemnification Agreements

We are a party to indemnification agreements with each of the Sponsors, pursuant to which we indemnify such Sponsors, and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the Consulting Agreements described above under “—Consulting Agreements” and certain other claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

Prior to the completion of this offering, we will enter into indemnification agreements with our directors and executive officers. The indemnification agreements will provide the directors and executive officers with contractual rights to the indemnification and expense advancement rights. See “Description of Capital Stock—Limitations on Liability and Indemnification.”

Financing Arrangements with Related Parties

In January 2013, we repurchased $355 million in aggregate principal amount of Senior Subordinated Notes from an affiliate of CD&R, at a price equal to 105.625% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the purchase date. The repurchase was funded through net proceeds from the issuance of Senior Notes.

In fiscal 2013, we made payments to KKR Capital Markets LLC, an affiliate of KKR, of $1.8 million for services rendered in connection with certain debt refinancing transactions. KKR Corporate Lending LLC, an affiliate of KKR Capital Markets LLC, was previously a participating lender under the ABL Facility and, in fiscal 2013, received interest payments of approximately $0.3 million.

In February 2015, we repurchased $2 million of aggregate principal amount of Senior Notes held by KKR.

Relationship with KKR Credit

Since 2013, investment vehicles advised by KKR were participating lenders under our Amended 2011 Term Loan and, as of April 2, 2016, had received aggregate principal payments of $70 million and interest payments and consent, amendment or extension fees of $47 million. Since 2013, investment funds or accounts managed or advised by KKR were also holders of Senior Notes and, as of April 2, 2016, had received interest payments of $3 million. As of April 2, 2016, entities affiliated with KKR and investment funds or accounts managed or advised by KKR held a portion of the Amended 2011 Term Loan and the Senior Notes, including a portion of the Senior Notes that the Company intends to redeem and/or repurchase using the net proceeds from this offering. See “Use of Proceeds.”.

Relationship with KKR Capstone

We have utilized and may continue to utilize KKR Capstone Americas LLC and/or its affiliates (“KKR Capstone”), a consulting company that works exclusively with KKR’s portfolio companies, for consulting services, and have paid to KKR Capstone related fees and expenses. KKR Capstone is not a subsidiary or affiliate of KKR. KKR Capstone operates under several consulting agreements with KKR and uses the “KKR” name under license from KKR.

Transactions with Other Related Parties

In connection with our business, we procure products from thousands of suppliers, some of which may be affiliated with the Sponsors. We estimate that we purchased food products from a former-affiliate of a Sponsor, while we were owned by the Sponsor, for approximately $12 million in fiscal 2013. Management believes these transactions were conducted on an arm’s-length basis at prices that an unrelated third party would have paid for such products.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information as of April 2, 2016, with respect to the beneficial ownership of our common stock by (1) each individual or entity known to own beneficially more than 5% of our common stock, (2) each of our directors and director nominees, (3) each of our NEOs, and (4) all of our executive officers and directors, as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest. As of April 2, 2016, there were 169,184,781 shares of our common stock outstanding.

Shares subject to option grants that have vested or options and restricted stock unit grants that will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options or restricted stock units, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 169,184,781 shares of our common stock outstanding as of April 2, 2016 and 213,629,225 shares outstanding following this offering (or 220,295,892 shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power for the indicated shares of common stock. Unless otherwise noted, the address for each beneficial owner listed below is c/o US Foods Holding Corp., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018.

		Percentage of Common Stock Beneficially Owned
			After the Offering
Name and Address of Beneficial Holder	Number of Shares Beneficially Owned	Before the Offering	Assuming the Underwriters’ Option is not Exercised	Assuming the Underwriters’ Option is Exercised in Full(1)
Investment funds associated with Clayton, Dubilier & Rice, LLC(2)	83,333,332	49.26%	39.01%	37.83%
Investment funds associated with Kohlberg Kravis Roberts & Co. L.P.(3)	83,333,331	49.26%	39.01%	37.83%
Directors and Named Executive Officers
John C. Compton(4)	—	—	—	—
Kenneth A. Giuriceo(4)	—	—	—	—
Fareed Khan(5)	140,069	*	*	*
John A. Lederer(5)	2,085,315	1.23%	*	*
Timothy R. McLevish	—	—	—	—
Vishal Patel(6)	—	—	—	—
Juliette W. Pryor	135,050	*	*	*
Keith Rohland(5)	179,563	*	*	*
Pietro Satriano(5)	469,255	*	*	*
Mark W. Scharbo	134,211	*	*	*
Richard J. Schnall(4)	—	—	—	—
Stuart Schuette	—	—	—	—
Nathaniel H. Taylor(6)	—	—	—	—
All directors and executive officers as a group (18 people)	3,450,395	2.04%	1.62%	1.57%

*	less than 1%

(1)	The underwriters have the option to purchase up to an additional 6,666,667 shares from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.
(2)	Represents shares held by the following investment funds associated with Clayton, Dubilier & Rice, LLC: a) 44,444,444 shares of common stock held by Clayton, Dubilier & Rice Fund VII, L.P., whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; b) 12,962,963 shares of common stock held by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., whose general partner is CD&R Associates VII (Co-Investment), Ltd., whose sole stockholder is CD&R Associates VII, L.P.; c) 316,450 shares of common stock held by CD&R Parallel Fund VII, L.P., whose general partner is CD&R Parallel Fund Associates VII, Ltd.; d) 18,202,068 shares of common stock held by CDR USF Co-Investor, L.P., whose general partner is CDR USF Co-Investor GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.; and e) 7,407,407 shares of common stock held by CDR USF Co-Investor No. 2, L.P., whose general partner is CDR USF Co-Investor GP No. 2, Limited, whose sole stockholder is CD&R Associates VII, L.P. CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by the funds associated with CD&R. Such persons expressly disclaim such beneficial ownership.

Investment and voting decisions with respect to shares held by CD&R are made by an investment committee of limited partners of CD&R Associates VII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian C. Griffiths, Marco Herbst, George K. Jaquette, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Ravi Sachdev, Richard J. Schnall, Nathan K. Sleeper, Sonja Terraneo, and David H. Wasserman. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with CD&R. Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor, L.P. and CDR USF Co-Investor No. 2, L.P. Each of CDR USF Co-Investor GP Limited and CDR USF Co-Investor GP No. 2, Limited expressly disclaims beneficial ownership of the shares held by each of CDR USF Co-Investor Limited, CDR USF Co-Investor No. 2, Limited, Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. and CD&R Parallel Fund VII. CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR USF Co-Investor L.P. and CDR USF Co-Investor No. 2, L.P.

The address for each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CD&R Associates VII (Co-Investment), Ltd. and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address for CD&R is 375 Park Avenue, 18th Floor, New York, NY 10152.

(3)

Represents shares held by the following investment funds associated with KKR: a) 73,900,000 shares of common stock held by KKR 2006 Fund L.P.; b) 5,925,925 shares of common stock held by KKR PEI Food Investments L.P.; c) 1,359,259 shares of common stock held by KKR Partners III, L.P.; d) 666,666 shares of common stock held by OPERF Co-Investment LLC; and e) 1,481,481 shares of common stock held by ASF Walter Co-Invest L.P. The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. The sole general partner of KKR PEI Food Investments L.P. is KKR PEI Food Investments GP LLC. The sole member of KKR PEI Food Investments GP LLC is KKR PEI Investments, L.P., whose sole general partner is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited. The sole shareholder of KKR PEI GP

Limited is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. KKR III GP LLC is the sole general partner of KKR Partners III, L.P. The managers of KKR III GP LLC are Messrs. Kravis and Roberts. The manager of OPERF Co-Investment LLC is KKR Associates 2006 L.P. The general partner of ASF Walter Co-Invest L.P. is ASF Walter Co-Invest GP Limited. The sole shareholder of ASF Walter Co-Invest GP Limited is KKR Fund Holdings L.P. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and Roberts. Each of the KKR entities and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares beneficially owned by KKR, but each has disclaimed beneficial ownership of such shares, except to the extent directly held. The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(4)	Does not include 83,333,332 shares of common stock held by investment funds associated with CD&R. Messrs. Compton, Giuriceo and Schnall serve on our Board of Directors and are executives of CD&R. They disclaim beneficial ownership of the shares held by investment funds associated with CD&R.
(5)	Includes restricted stock, shares that were purchased pursuant to our 2007 Stock Incentive Plan, and vested options exercisable within 60 days. This does not include unvested restricted stock units or unvested options. No unvested restricted stock units or unvested options are scheduled to vest within 60 days.
(6)	Does not include 83,333,331 shares of common stock held by investment funds associated with KKR. Messrs. Taylor and Patel serve on our Board of Directors and are executives of KKR. They disclaim beneficial ownership of the shares held by investment funds associated with KKR.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 600,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is, in turn, subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Dividend Policy.”

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described in “—Preferred Stock” below.

As of April 2, 2016, we had 169,184,781 shares of common stock outstanding and 24,314 holders of record of common stock. Before the date of this prospectus, there has been no public market for our common stock.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. No shares of our authorized preferred stock are currently outstanding. Because the Board of Directors has the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Annual Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which could result in an improvement of their terms.

Classified Board of Directors. Upon completion of this offering, in accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Board of Directors will be divided into three classes, as nearly equal in number as possible, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock and any applicable terms of the Amended and Restated Stockholders Agreement, and except as otherwise provided in any bylaw, any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office, except with respect to any vacancy of a Sponsor-designated director, in which case such Sponsor will have the right to designate a new director for election by a majority of the remaining directors then in office. Our classified Board of Directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by or at the direction of our Board of Directors pursuant to a resolution adopted by a majority of our Board of Directors. Special meetings may also be called by our corporate Secretary at the request of the holders of not less than 50% of the outstanding shares of our common stock so long as the Sponsors collectively own more than 50% of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the Sponsors collectively own more than 50% of the outstanding shares of our common stock.

Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock and any applicable terms of the Amended and Restated Stockholders Agreement, directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until the Sponsors no longer collectively own more than 25% of the outstanding shares of our common stock. After such time, directors may be removed from office only for cause and only upon the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast.

Stockholder Advance Notice Procedure. Our amended and restated bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our Secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate Secretary at our principal executive offices neither fewer than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our Secretary (x) neither earlier than 90 days nor more than 120 days prior to the meeting or (y) neither later than the 10th day following the day on which a public announcement of the date of the such meeting is first made by us nor more than 120 days prior to the meeting.

Amendments to Certificate of Incorporation and Bylaws. The DGCL generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation will provide that, upon the Sponsors’ ceasing to own collectively more than 50% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing the liability and indemnification of directors, corporate opportunities, the elimination of stockholder action by written consent and the prohibition on the rights of stockholders to call a special meeting.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our amended and restated bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the Board of Directors, or by the affirmative vote of the holders of (x) as long as the Sponsors collectively own more than 50% of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least 75%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions will make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law. In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203, until the first date that the Sponsors no longer beneficially own any of our outstanding shares of common stock. After such date, we will be governed by Section 203. Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

An “interested stockholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions permitted under the DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions and exceptions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce and waive any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to the Sponsors, or their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. None of the Sponsors or their respective agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues, acquires or participates in such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless our Company consents in writing to an alternate forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees, agents or stockholders, (iii) any action asserting a claim against us or any director, officer, employee, agent or stockholder arising under the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, or (iv) any action asserting a claim against us or any director, officer, employee, agent or stockholder that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC .

Listing

Our common stock has been approved for listing on the NYSE under the symbol “USFD.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize the principal terms of some of the agreements governing our debt below. The following summaries are not complete descriptions of all of the terms of such agreements.

Senior Notes

On May 2, 2013, our wholly owned subsidiary, USF, completed the registration of $1,350 million aggregate principal amount of outstanding 8.5% unsecured Senior Notes due 2019. As of April 2, 2016, $1,336 million of the Senior Notes net of $13 million of unamortized deferred financing costs, were outstanding. There was also unamortized issue premium associated with the Senior Notes issuances of $11 million at April 2, 2016. The premium is amortized as a decrease to Interest expense over the remaining life of the debt facility.

The Senior Notes will mature on June 30, 2019.

Interest

Interest on the Senior Notes is paid semi-annually, on June 30 and December 31 of each year.

Guarantees and Ranking

The Senior Notes are guaranteed by each of USF’s wholly-owned domestic subsidiaries which guarantee USF’s obligations under the senior secured credit facilities. The Senior Notes rank equal in right of payment to all of USF’s existing and future senior debt, senior to USF’s future debt and other obligations that are expressly subordinated; rank equally to all existing and future debt and other obligations that are not expressly subordinated; and are effectively subordinated to all existing and future secured debt, and structurally subordinated to all obligations of each of USF’s subsidiaries that is not a guarantor of the Senior Notes.

Optional Redemption

The Senior Notes are redeemable, at USF’s option, in whole or in part, at any time and from time to time on and after June 30, 2014 and prior to maturity at the applicable redemption price set forth below. Any such redemption may, in USF’s discretion, be subject to the satisfaction of one or more conditions precedent, including, but not limited to, the occurrence of a change of control. The Senior Notes will be redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on June 30 of the years set forth below.

Redemption Period	Price
2015	104.250%
2016	102.125%
2017 and thereafter	100.000%

Change of Control

Upon the occurrence of a change of control (as defined in the indenture governing the Senior Notes), each holder of Senior Notes has the right to require USF to repurchase some or all of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest (unless the Senior Notes have been otherwise redeemed), if any, to the date of repurchase.

Covenants; Events of Default

The indenture governing the Senior Notes contains covenants that, among other things, limit the ability of USF and/or its restricted subsidiaries to incur more debt, pay dividends or distributions on capital stock or repurchase capital stock, make investments, create liens, transfer or sell assets, merge or consolidate, and enter into certain transactions with affiliates. The indenture governing the Senior Notes also provides for customary events of default.

Senior Credit Facilities

Amended 2011 Term Loan

On May 11, 2011, USF entered into the Amended 2011 Term Loan. The Amended 2011 Term Loan consists of a senior secured term loan facility in an aggregate principal amount of up to $2,100 million. As of April 2, 2016, $2,033 million net of $9 million of unamortized deferred financing costs, was outstanding under the Amended 2011 Term Loan.

Maturity; Prepayments

The Amended 2011 Term Loan will mature on March 31, 2019. Principal repayments of $5.25 million are payable quarterly with the balance due at maturity.

Subject to certain exceptions, the Amended 2011 Term Loan is subject to mandatory prepayment and reduction in an amount equal to:

•	the net cash proceeds of certain specified asset sales or dispositions by USF and its restricted subsidiaries; and

•	50% of annual excess cash flow (as defined in the Amended 2011 Term Loan) for any fiscal year unless a certain secured leverage ratio target is met.

USF may prepay the Amended 2011 Term Loan at any time and from time to time, in whole or in part, without premium or penalty.

Guarantees; Security

The obligations of USF under the Amended 2011 Term Loan are guaranteed by each of its direct and indirect wholly owned domestic subsidiaries (other than special purpose subsidiaries, subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries, dormant subsidiaries and certain other exceptions) which are not designated as borrowers. In addition, the Amended 2011 Term Loan and the guarantees thereunder are secured by liens granted by USF and the guarantors in (i) all of the capital stock of all direct domestic subsidiaries, (ii) 65% of the capital stock of each direct foreign subsidiary, and (iii) substantially all other tangible and intangible assets, subject in each case to certain exceptions, including in respect of the collateral securing the account receivable financing and the collateral securing the collateralized mortgage-backed financing discussed below under “—ABS Facility—Security; Guarantee” and “—CMBS Fixed Facility—Guarantees; Security,” respectively. In addition, the liens securing the Amended 2011 Term Loan (i) have priority over the liens securing the ABL Facility with respect to collateral other than the ABL Priority Collateral (as defined in the Intercreditor Agreement, dated as of July 3, 2007) and (ii) are second in priority (as between the Amended 2011 Term Loan and the ABL Facility) with respect to the ABL Priority Collateral.

Interest; Fees

The Amended 2011 Term Loan bears interest equal to the ABR plus 2.50% per annum, with an ABR floor of 2.00%, or LIBOR plus 3.50% per annum, with a LIBOR floor of 1.00%, based on a periodic election of the interest rate by USF. The interest rate for all borrowings on the Amended 2011 Term Loan was 4.50% per annum, the LIBOR floor of 1.00% plus 3.50%, at April 2, 2016.

USF pays customary fees in respect of the Amended 2011 Term Loan.

Covenants

The Amended 2011 Term Loan contains a number of covenants that, among other things, limit or restrict the ability of USF and its material restricted subsidiaries to dispose of certain assets, incur or guarantee additional indebtedness, prepay senior notes upon the occurrence of a change of control, make dividends and other restricted payments (including redemption of USF’s stock, prepayments of subordinated obligations and making investments), incur or maintain liens, modify certain terms of certain debt instruments, or engage in certain transactions with affiliates. The Amended 2011 Term Loan also restricts the ability of USF to engage in mergers or the sale of substantially all of its assets.

Events of Default

The Amended 2011 Term Loan contains a number of events of default including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross payment default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments and change of control.

ABL Facility

The ABL Facility provides (subject to availability under a borrowing base) for aggregate maximum borrowings of up to $1,300 million to USF and certain of USF’s domestic subsidiaries designated as borrowers. The ABL Facility consists of two tranches: ABL Tranche A-1 providing for loans up to $100 million, and ABL Tranche A providing for loans up to $1,200 million (ABL Tranche A may be drawn, subject to certain exceptions, only after ABL Tranche A-1 has been fully drawn). $800 million of the revolving loan facility is available for the issuance of letters of credit. As of April 2, 2016, USF had outstanding borrowings of $177 million and had issued letters of credit totaling $378 million under the ABL Facility. Outstanding letters of credit included (i) $71 million issued to secure USF’s obligations related to certain facility leases, (ii) $304 million issued in favor of certain commercial insurers securing USF’s obligations related to its self-insurance program, and (iii) $3 million for other obligations of USF. There was available capacity under the ABL Facility of $741 million at April 2, 2016.

Maturity; Amortization and Prepayments

The maturity date of the ABL Facility is the earliest of: (1) October 20, 2020; (2) April 1, 2019 if the Senior Notes have more than $300 million of principal outstanding at that date and the maturity date of the Senior Notes has not been extended to later than October 20, 2020; and (3) December 31, 2018 if the Amended 2011 Term Loan has more than $300 million of principal outstanding at that date and the maturity date of the Amended 2011 Term Loan has not been extended to later than October 20, 2020.

Subject to certain exceptions, the ABL Facility is subject to mandatory prepayment in amounts equal to the amount by which certain outstanding extensions of credit exceed the lesser of the borrowing base and the commitments then in effect.

Guarantees; Security

The obligations of each of the borrowers under the ABL Facility are guaranteed by each of USF’s direct and indirect wholly owned domestic subsidiaries (other than special purpose subsidiaries, subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries, certain dormant subsidiaries and certain other exceptions). The ABL Facility and the guarantees thereunder are secured by security interests in (i) all of the capital stock of all direct domestic subsidiaries owned by USF, the other borrowers and the guarantors, (ii) 65% of the capital stock of each direct foreign subsidiary of USF, the other borrowers and guarantors, and (iii) substantially all other tangible and intangible assets of USF, the other borrowers and the guarantors, subject in each case to certain exceptions, including in respect of the collateral securing the asset-backed securities and the collateral securing the collateralized mortgage-backed financing discussed below under “—ABS Facility—Security; Guarantee” and “—CMBS Fixed Facility—Guarantees; Security,” respectively. In addition, the liens securing the ABL Facility (i) have priority over the liens securing the Amended 2011 Term Loan with respect to the ABL Priority Collateral and (ii) are second in priority with respect to all other collateral.

Interest; Fees

As of April 2, 2016, on Tranche A-1 borrowings, USF can periodically elect to pay interest at an ABR plus a margin ranging from 1.50% to 2.00% per annum or LIBOR plus a margin ranging from 2.50% to 3.00% per annum, in each case, depending on the secured leverage ratio level. On Tranche A borrowings, USF can periodically elect to pay interest at an ABR plus a margin ranging from 0.25% to 0.75% per annum or LIBOR plus a margin ranging from 1.25% to 1.75% per annum, in each case, depending on the secured leverage ratio level. The ABL Facility also carries letter of credit fees equal to 1.25% per annum and an used commitment fee of 0.25% per annum.

Each borrower pays other customary fees in respect of the ABL Facility.

Covenants

The ABL Facility contains a number of covenants that, among other things, limit or restrict the ability of USF and its material restricted subsidiaries to make dividends and other restricted payments (including redemption of USF’s stock, prepayments of certain debt obligations and making investments), modify certain terms of certain debt instruments, or change the nature of their business or fiscal year end. The ABL Facility also restricts the ability of USF and the other borrowers to engage in mergers or the sale of substantially all of their assets. In addition, under the ABL Facility, if availability under the ABL Facility falls below $118 million for a certain period of time, the borrowers are required to comply with a minimum fixed charge coverage ratio of 1.0 : 1.0.

Events of Default

The ABL Facility contains a number of events of default including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross payment default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments and change of control.

2012 ABS Facility

On August 27, 2012, USF entered into the 2012 ABS Facility, under which USF and from time to time certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of USF (“RS Funding”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $661 million and $586 million at April 2, 2016 and January 2, 2016, respectively.

USF, at its option, can request additional borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $57 million at April 2, 2016 based on eligible receivables as collateral.

Revolving Termination Date

The 2012 ABS Facility is available until September 30, 2018.

Security; Guarantee

The 2012 ABS Facility is secured by a first priority security interest in certain designated receivables and related assets purchased under the Second Amended and Restated Receivables Sale Agreement, dated as of August 27, 2012, by and among USF and certain of its subsidiaries, including RS Funding and other sellers from time to time party thereto (the “Restated Receivables Sale Agreement”) and all right, title and interest of RS Funding in the Restated Receivables Sale Agreement and related agreements, all collections and deemed collections on the receivables, and the related collection accounts. The performance of obligations of the sellers under the Restated Receivables Sale Agreement are guaranteed by USF.

Interest

The portion of the loan held by the lenders who fund the loan with commercial paper bears interest at the lender’s commercial paper rate, plus any other costs associated with the issuance of commercial paper, plus 1% and an unused commitment fee of 0.35% per annum, if the weighted-average of loans is equal to or greater than 50% of the weighted-average availability, and 0.55% per annum, if the weighted-average of loans is less than 50% of the weighted-average availability. The portion of the loan held by lenders that do not fund the loan with commercial paper bears interest at LIBOR plus 1% and an unused commitment fee of 0.35% per annum, if the weighted average of loans is less than 50% of the weighted average availability, and 0.50% per annum, if the weighted average of loans is equal to or greater than 50% of the weighted average availability. The interest rate for the 2012 ABS Facility was 1.57% as of April 2, 2016 and 1.41% as of January 2, 2016.

Covenants

The 2012 ABS Facility contains a number of covenants that, among other things, limit or restrict RS Funding with respect to liens, indebtedness, guarantees, mergers, dispositions of substantially all assets, dividends, redemption of stock, investments, corporate matters and changes in business conducted. RS Funding is required to maintain a net worth of at least the greater of (a) $60 million and (b) 5% of the adjusted, aggregate amount of eligible accounts receivable. The servicer and the sellers are also subject to certain covenants under the 2012 ABS Facility, including the performance of certain obligations with respect to the trade receivables.

Purchase Termination Events—Restated Receivables Sales Agreement

The Restated Receivables Sales Agreement contains customary purchase termination events including failure to make a payment when due, actual or asserted invalidity of the documents governing the 2012 ABS Facility, invalidity of the security interest in the receivables, violation of covenants, material inaccuracy of representations or warranties, termination of USF as a servicer, bankruptcy and imposition of certain tax or ERISA liens. Upon the occurrence of a purchase termination event, RS Funding is no longer obligated to purchase additional trade receivables.

Termination Events—ABS Facility

The 2012 ABS Facility contains customary termination events including failure to make a payment when due, violation of covenants, material inaccuracy of representations or warranties, purchase termination event, actual or asserted invalidity of the documents governing the 2012 ABS Facility, USF disaffirmation of guarantee, material litigation, certain ERISA events, change in control, characterization as an “investment company,” failure to satisfy certain ratios, failure to have a first priority perfected lien, imposition of certain liens, bankruptcy and cross-acceleration to any senior secured facilities. Upon the occurrence of a termination event, substantially all the collections from the trade receivables will be applied to pay down the outstanding amounts under the 2012 ABS Facility.

CMBS Fixed Facility

On July 3, 2007, USF Propco I, LLC (“PropCo I”), a wholly owned subsidiary of USF and special purpose bankruptcy remote entity satisfying applicable rating agency criteria, entered into the CMBS Fixed Facility in the aggregate original principal amount of $472 million. The CMBS Fixed Facility was securitized by the lenders as part of a commercial mortgage backed securitization. As of April 2, 2016, the outstanding balance of the CMBS Fixed Facility was $471 million net of $1 million of unamortized deferred financing costs.

Sale of Properties

In connection with the CMBS Fixed Facility, certain owned properties of USF and its subsidiaries were sold or contributed to PropCo I. The sale of each property was for its fair market value, which was determined based on an appraisal prepared by a third party appraiser. Following such transfer, on July 3, 2007, PropCo I, as landlord, and USF, as tenant, entered into a single, unitary market rate master lease for the properties transferred to PropCo I (as amended June 17, 2010, June 21, 2012, September 16, 2013, May 15, 2014, and February 27, 2015, the “Master Lease”). The terms of the Master Lease are summarized below.

PropCo I financed a portion of the purchase price for the properties purchased by it with the proceeds of the CMBS Fixed Facility. The lenders under the CMBS Fixed Facility have first priority mortgages on the properties transferred to PropCo I.

Master Lease

The Master Lease requires USF, as tenant, to pay to PropCo I, as landlord, scheduled rent currently in the amount of $4.8 million (referred to as the “Base Rent”) for certain properties owned by PropCo I, each month until the lease expires on July 31, 2033, subject to any reductions in the Base Rent arising from the release of any leased property from the Master Lease. The Base Rent will increase by 10% on July 1, 2017 and July 1, 2022, respectively. The Base Rent will be reset on August 1, 2027 to the fair market rental rate for all leased properties as determined no later than June 1, 2017. In addition, USF is required to pay, as additional rent, all taxes, insurance premiums and costs owing under operating agreements (such as reciprocal easement agreements) related to the leased properties. USF is also responsible for maintaining the leased properties at its expense and paying all charges for utilities.

USF, as tenant, may request the release from the Master Lease of properties that are unsuitable or unprofitable for the conduct of its business, damaged, destroyed or condemned, in which case the landlord, PropCo I, will have the right, but not the obligation, to market and sell such properties for their fair market value. If landlord elects to sell such property and the price required to be paid to the lenders under the CMBS Fixed Facility to release such property from the mortgage securing the CMBS Fixed Facility would be greater than the net proceeds from the sale of such property, landlord will only sell such property if USF, as tenant, agrees to pay any shortfall between release price and net sale proceeds. In connection with any such property sale, USF, as tenant, is also required to pay to PropCo I, as landlord, (i) the present value of the excess of the Base Rent for such property through the stated term of the Master Lease over the then fair market rental rate for such property through the stated term of the Master Lease, using a discount rate of 5% and (ii) certain costs and expenses incurred by, and certain fees payable to, PropCo I.

Maturity; Amortization and Prepayments

The CMBS Fixed Facility will mature on August 1, 2017.

Prior to the date that is six months prior to maturity (the “Permitted Prepayment Date”), PropCo I may defease all or a portion of the CMBS Fixed Facility by depositing with the lender government securities or other highly-rated securities in an amount sufficient to pay the amount of the CMBS Fixed Facility to be defeased and all scheduled interest payments of such defeasance amount to the Permitted Payment Date and lender will, in turn, release the lien on all or the applicable portion of the properties constituting collateral. From and after the Permitted Prepayment Date, the CMBS Fixed Facility may be prepaid without premium.

The CMBS Fixed Facility may be deemed mandatorily prepaid from the proceeds of insurance relating to any casualty to or destruction of, or any condemnation or taking of, any of the properties which constitute collateral for the CMBS Fixed Facility, subject to certain restoration or replacement rights of PropCo I.

Guarantees; Security

USF is responsible for certain losses or damages by the CMBS lenders for fraud, intentional waste, intentional misrepresentation, misappropriation of funds and other “bad boy” acts, breach of special purpose entity covenants, bankruptcy (voluntary and collusive involuntary) of the borrowers, breach of transfer and encumbrance covenants and certain environmental liabilities.

The CMBS Fixed Facility is secured by a first priority mortgage on 34 properties owned by PropCo I and a first priority assignment of PropCo I’s rights under the Master Lease as landlord.

Interest; Fees

The interest rate per annum applicable to the CMBS Fixed Facility is 6.383% calculated on an actual/360 basis.

Certain commitment fees were payable in respect of the loans under the CMBS Fixed Facility.

Covenants

The CMBS Fixed Facility contains a number of covenants, including, among other things, covenants that limit or restrict the ability of PropCo I to dispose of assets, incur additional indebtedness, incur guarantee obligations, cancel or forgive indebtedness or other obligations, make dividends and other restricted payments, create liens, make investments, engage in mergers, change the nature of its business, partition any property, comingle its assets, and sublease properties.

PropCo I is required to maintain property, casualty, business interruption, liability insurance, earthquake and other standard coverages with respect to the properties with customary and limited exclusions.

PropCo I is also required to carry terrorism insurance in an amount equal to the lesser of the release price of the property with the highest allocated loan amount and the amount which may be purchased for $200,000. Such insurance may not have a deductible greater than $500,000.

Release of Property

The release of a property is permitted in connection with the sale of the property to a third party for market value as long as certain conditions are satisfied, including partial defeasance of the CMBS Fixed Facility with respect to the property to be released. In addition, the release cannot result in a reduction in the debt service coverage ratio or an increase in the loan-to-value ratio of the properties. Substitution of property is also permitted, so long as certain conditions are satisfied and such substitution does not result in a reduction in the debt service coverage ratio or an increase in the loan-to-value ratio of the properties.

Events of Default

The CMBS Fixed Facility contains a number of events of default including non-payment of principal, interest or taxes, violation of covenants, material inaccuracy of representations or warranties, failure to maintain required insurance coverage, certain bankruptcy events, certain ERISA events, material invalidity of any loan document or security interest, material invalidity of non-consolidation opinion assumptions, certain material modification of the Master Lease or any ground lease, default under or termination of any ground lease, material default under the Master Lease, or release value of non-operating properties exceeds 15% of the CMBS Fixed Facility principal amount.

An event of default under the CMBS Fixed Facility or the Master Lease could result in loss of use of some or all of the properties that are subject thereto or cause PropCo I to establish reserves for payment of taxes, insurance and rent.

Other Debt

Other debt of $33 million outstanding at April 2, 2016 consists primarily of various state industrial revenue bonds. To obtain certain tax incentives related to the construction of a new distribution facility, in January 2015, USF and a wholly-owned subsidiary entered into an industrial revenue bond agreement with a state for the issuance of a maximum of $40 million in TRBs. The TRBs are self-funded as USF’s wholly owned subsidiary purchases the TRBs, and the state loans the proceeds back to USF. The TRBs, which mature January 1, 2030, can be prepaid without premium or penalty. Interest on the TRBs and the loan is 6.25%. At April 2, 2016, $22 million had been drawn on TRBs and recorded as a $22 million long-term asset and a corresponding long-term liability in our Consolidated Balance Sheet.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have 213,629,225 shares of common stock outstanding (or 220,295,892 shares, if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the 44,444,444 shares sold in this offering (or 51,111,111 shares, if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). The 169,184,781 shares of common stock held by CD&R, KKR and their respective affiliates and our directors, officers, employees and other stockholders after this offering, as of April 2, 2016, will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition, 9,595,125 shares of common stock will be outstanding as of the closing of this offering, subject to exercise or vesting of options, restricted stock units and restricted shares. Of these options, restricted stock units and restricted shares, no shares will have vested at or prior to the closing of this offering, 1,821,181 will vest over the next four years and 2,058,960 will vest subject to performance conditions.

The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

S-8

7,845,423 and 1,088,540 shares of common stock will be eligible for sale upon exercise of options and the vesting of restricted stock units, respectively, granted under our 2007 Stock Incentive Plan and an additional 18,494,176 shares of common stock, in aggregate, are reserved for future issuance under the 2007 Stock Incentive Plan, the 2016 Plan, and the Employee Stock Purchase Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2007 Stock Incentive Plan, the 2016 Plan, and the Employee Stock Purchase Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to Rule 144 limitations applicable to affiliates, vesting restrictions or the lock-up restrictions described below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 2,136,292 shares immediately after this offering (or 2,202,959 shares, if the underwriters exercise in full their option to purchase additional shares); or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our officers, directors and holders of substantially all of our stock have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, without, in each case, the prior written consent of Goldman, Sachs & Co., Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Goldman, Sachs & Co., Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC on behalf of the underwriters, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See “Underwriting (Conflicts of Interest).”

Registration Rights

We are party to the Registration Rights Agreement and prior to the completion of this offering, we will enter into the Amended Registration Right Agreement, which will provide our Sponsors with up to ten “demand” registrations in the aggregate, consisting of five registrations in the aggregate in the case of CD&R and five registrations in the aggregate in the case of KKR. The Registration Rights Agreement also provides, and the Amended Registration Rights Agreement will provide, customary “piggyback” registration rights to our Sponsors and certain other stockholders. The Registration Rights Agreement also provides, and the Amended Registration Rights Agreement will provide, that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act.

We are also a party to management stockholder’s agreements with our executive officers and certain of our employees that provides them with limited “piggyback” registration rights. Our executive officers and employees who are party to a management stockholder’s agreement have agreed to be bound by all of the terms, conditions and obligations of the “piggyback” registration rights contained in the Registration Rights Agreement with the Sponsors. If the Sponsors are selling shares of our common stock, such executive officers and employees will have the same “piggyback” registration rights granted to the Sponsors, subject to customary underwriter restrictions and our Board of Directors’ right to waive transfer restrictions on the shares that would be eligible to be registered in lieu of such “piggyback” registration rights.

Following completion of this offering, the shares covered by such registration rights would represent approximately 80.0% of our outstanding common stock (or 77.7%, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” a person who holds or receives our common stock pursuant to the exercise of an employee stock option or otherwise as compensation or a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

This summary is limited to U.S. federal income and estate tax aspects and does not address the tax consequences under non-U.S., state or local tax laws or any other non-income tax laws (such as gift tax laws). It also does not consider the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY OTHER APPLICABLE FEDERAL, STATE, LOCAL, NON-U.S. AND NON-INCOME TAX CONSEQUENCES.

Dividends

Distributions on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will generally constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions not treated as dividends and in excess of a holder’s adjusted basis will generally be treated as capital gain subject to the rules discussed under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service (“IRS”) Form W-8BEN or form W-8BEN-E (as applicable) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates applicable to such holder as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (subject to adjustments) or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. In the event we do become a “United States real property holding corporation,” as long as our common stock is regularly traded on an established securities market, our common stock will be treated as “United States real property interests,” subjecting gain to U.S. federal income tax, only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at some time during the applicable period.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each non-U.S. holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	10,222,223
Morgan Stanley & Co. LLC	8,444,445
J.P. Morgan Securities LLC	6,666,668
KKR Capital Markets LLC	4,444,444
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,222,222
Citigroup Global Markets Inc.	2,222,222
Credit Suisse Securities (USA) LLC	2,222,222
Deutsche Bank Securities Inc.	2,222,222
Wells Fargo Securities, LLC	2,222,222
BMO Capital Markets Corp.	1,111,111
Guggenheim Securities, LLC	1,111,111
ING Financial Markets LLC	444,444
Rabo Securities USA, Inc.	444,444
Natixis Securities Americas LLC	444,444

Total	44,444,444

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 6,666,667 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 6,666,667 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.0925	$1.0925
Total	$48,555,555	$55,838,889

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6555 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance of and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the NYSE under the symbol “USFD.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.7 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount of up to $30,000.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time acquire, hold or dispose, or recommend to clients that they should acquire, hold or dispose, long and/or short positions in such assets, securities and instruments.

Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR, is an underwriter and KKR’s affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121 of FINRA. Also, an affiliate of KKR Capital Markets LLC will be deemed to have received 5% or more of the net offering proceeds in connection with our repayment of the ABL Facility and the 2012 ABS Facility. In addition, certain affiliates of certain of the underwriters in this offering, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, BMO Capital Markets Corp., Rabo Securities USA, Inc. and Natixis Securities Americas LLC, are lenders to the Company and will receive 5% or more of the net offering proceeds as a consequence of our repayment of the 2012 ABS Facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement. J.P. Morgan Securities LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, BMO Capital Markets Corp., Rabo Securities USA, Inc., Natixis Securities Americas LLC and KKR Capital Markets LLC will not confirm sales of the securities to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Jenner & Block LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons, and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR, in less than 1% of our common stock. Certain legal matters in connection with the offering will be passed upon for the Sponsors by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The consolidated financial statements as of January 2, 2016 and December 27, 2014, and for each of the three fiscal years in the fiscal period ended January 2, 2016, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

We will file annual, quarterly, and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our website at www.usfoods.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

US Foods Holding Corp.

Rosemont, Illinois

We have audited the accompanying consolidated balance sheets of US Foods Holding Corp. and subsidiaries (the “Company”) as of January 2, 2016 and December 27, 2014, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three fiscal years in the period ended January 2, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of US Foods Holding Corp. and subsidiaries as of January 2, 2016 and December 27, 2014 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 29, 2016 (May 19, 2016 as to the effects of the reverse stock split described in Note 24)

US FOODS HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

	January 2, 2016	December 27, 2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$517,802	$343,659
Accounts receivable, less allowances of $22,623 and $24,989	1,233,978	1,252,738
Vendor receivables, less allowances of $1,566 and $2,802	101,449	97,668
Inventories	1,112,967	1,050,898
Prepaid expenses	73,787	57,977
Assets held for sale	5,459	5,360
Other current assets	14,991	11,799

Total current assets	3,060,433	2,820,099
PROPERTY AND EQUIPMENT—Net	1,768,885	1,726,583
GOODWILL	3,875,719	3,835,477
OTHER INTANGIBLES—Net	477,601	602,827
DEFERRED FINANCING COSTS	3,798	1,382
OTHER ASSETS	52,923	36,170

TOTAL ASSETS	$9,239,359	$9,022,538

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank checks outstanding	191,314	178,912
Accounts payable	1,078,865	1,159,160
Accrued expenses and other current liabilities	470,005	435,638
Current portion of long-term debt	62,639	51,877

Total current liabilities	1,802,823	1,825,587
LONG-TERM DEBT	4,682,149	4,661,697
DEFERRED TAX LIABILITIES	455,794	420,319
OTHER LONG-TERM LIABILITIES	386,975	450,219

Total liabilities	7,327,741	7,357,822

COMMITMENTS AND CONTINGENCIES (Note 21)
REDEEMABLE COMMON STOCK (Note 15)	38,441	42,684
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value—600,000,000 shares authorized	1,667	1,667
Additional paid-in capital	2,292,142	2,292,178
Accumulated deficit	(346,254)	(513,772)
Accumulated other comprehensive loss	(74,378)	(158,041)

Total shareholders’ equity	1,873,177	1,622,032

TOTAL LIABILITIES AND EQUITY	$9,239,359	$9,022,538

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	Fiscal Years Ended
	January 2, 2016	December 27, 2014	December 28, 2013
NET SALES	$23,127,532	$23,019,801	$22,297,178
COST OF GOODS SOLD	19,114,293	19,222,092	18,474,039

Gross profit	4,013,239	3,797,709	3,823,139
OPERATING EXPENSES:
Distribution, selling and administrative costs	3,650,704	3,545,453	3,494,254
Restructuring and tangible asset impairment charges	172,707	—	8,386

Total operating expenses	3,823,411	3,545,453	3,502,640

OPERATING INCOME	189,828	252,256	320,499
ACQUISITION TERMINATION FEES—Net	287,500	—	—
INTEREST EXPENSE—Net	285,175	289,202	306,087
LOSS ON EXTINGUISHMENT OF DEBT	—	—	41,796

Income (loss) before income taxes	192,153	(36,946)	(27,384)
INCOME TAX PROVISION	24,635	35,968	29,822

NET INCOME (LOSS)	167,518	(72,914)	(57,206)
OTHER COMPREHENSIVE INCOME (LOSS)—Net of tax:
Changes in retirement benefit obligations, net of income tax	83,663	(155,362)	122,963
Changes in interest rate swap derivative, net of income tax	—	—	542

COMPREHENSIVE INCOME (LOSS)	$251,181	$(228,276)	$66,299

NET INCOME (LOSS) PER SHARE
Basic	$0.99	$(0.43)	$(0.34)

Diluted	$0.98	$(0.43)	$(0.34)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	169,560,616	169,467,651	169,634,649
Diluted	171,060,720	169,467,651	169,634,649

UNAUDITED PRO FORMA NET INCOME PER COMMON SHARE (NOTE 1)
Basic	$0.88

Diluted	$0.87

UNAUDITED PRO FORMA WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (NOTE 1)
Basic	191,248,181

Diluted	192,748,285

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Number of Common Shares	Common Shares at Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)			Total Shareholder’s Equity
					Retirement Benefit Obligation	Interest Rate Swap Derivative	Total
BALANCE—December 29, 2012	166,667	$1,667	$2,284,535	$(383,652)	$(125,642)	$(542)	$(126,184)	$1,776,366

Settlements/reclassifications of Redeemable common stock	—	—	(3,481)	—	—	—	—	(3,481)
Share-based compensation expense	—	—	4,580	—	—	—	—	4,580
Changes in retirement benefit obligations, net of income tax	—	—	—	—	122,963	—	122,963	122,963
Changes in interest rate swap derivative, net of income tax	—	—	—	—	—	542	542	542
Net loss	—	—	—	(57,206)	—	—	—	(57,206)

BALANCE—December 28, 2013	166,667	1,667	2,285,634	(440,858)	(2,679)	—	(2,679)	1,843,764
Settlements/reclassifications of Redeemable common stock	—	—	(23)	—	—	—	—	(23)
Share-based compensation expense	—	—	6,567	—	—	—	—	6,567
Changes in retirement benefit obligations, net of income tax	—	—	—	—	(155,362)	—	(155,362)	(155,362)
Net loss	—	—	—	(72,914)	—	—	—	(72,914)

BALANCE—December 27, 2014	166,667	1,667	2,292,178	(513,772)	(158,041)	—	(158,041)	1,622,032
Settlements/reclassifications of Redeemable common stock	—	—	(8,091)	—	—	—	—	(8,091)
Share-based compensation expense	—	—	8,055	—	—	—	—	8,055
Changes in retirement benefit obligations, net of income tax	—	—	—	—	83,663	—	83,663	83,663
Net income	—	—	—	167,518	—	—	—	167,518

BALANCE—January 2, 2016	166,667	$1,667	$2,292,142	$(346,254)	$(74,378)	$—	$(74,378)	$1,873,177

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended
	January 2, 2016	December 27, 2014	December 28, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$167,518	$(72,914)	$(57,206)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	399,247	411,549	388,188
Gain on disposal of property and equipment, net	(2,010)	(7,688)	(1,909)
Loss on extinguishment of debt	—	—	41,796
Tangible asset impairment charges	6,293	1,580	1,860
Amortization of deferred financing costs	13,261	18,014	18,071
Amortization of Senior Notes original issue premium	(3,330)	(3,330)	(3,330)
Insurance proceeds related to operating activities	23,243	—	—
Insurance benefit in net income	(20,083)	—	—
Deferred tax provision	17,606	35,803	29,603
Share-based compensation expense	15,832	11,736	8,406
Provision for doubtful accounts	12,103	18,559	19,481
Changes in operating assets and liabilities, net of business acquisitions:
Decrease (increase) in receivables	9,600	(47,347)	(26,581)
(Increase) decrease in inventories	(55,047)	105,256	(65,427)
(Increase) decrease in prepaid expenses and other assets	(20,716)	1,016	(16,486)
Decrease in accounts payable and bank checks outstanding	(71,448)	(35,649)	(32,411)
Increase (decrease) in accrued expenses and other liabilities	63,699	(34,395)	18,197

Net cash provided by operating activities	555,768	402,190	322,252

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses—net of cash	(69,481)	—	(11,369)
Proceeds from sales of property and equipment	5,048	25,054	14,608
Purchases of property and equipment	(187,409)	(147,094)	(191,131)
Insurance proceeds related to investing activities	2,771	4,000	—
Purchase of industrial revenue bonds	(22,139)	—	—

Net cash used in investing activities	(271,210)	(118,040)	(187,892)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt refinancing	—	—	854,485
Proceeds from other borrowings	22,139	898,450	1,644,000
Payment for debt financing costs and fees	(3,573)	(421)	(29,376)
Principal payments on debt and capital leases	(109,489)	(1,016,033)	(2,278,311)
Repurchase of senior subordinated notes	—	—	(375,144)
Contingent consideration paid for acquisitions of businesses	—	(1,800)	(6,159)
Proceeds from redeemable common stock sales	500	197	1,850
Redeemable common stock repurchased	(19,992)	(628)	(8,418)

Net cash used in financing activities	(110,415)	(120,235)	(197,073)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	174,143	163,915	(62,713)
CASH AND CASH EQUIVALENTS—Beginning of year	343,659	179,744	242,457

CASH AND CASH EQUIVALENTS—End of year	$517,802	$343,659	$179,744

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest (net of amounts capitalized)	$345,732	$278,474	$298,915
Income taxes paid (refunded)—net	7,861	(30)	209
Property and equipment purchases included in accounts payable	26,885	26,620	19,719
Capital lease additions	110,097	96,756	100,804
Contingent consideration payable for acquisition of business	—	—	1,800
Payable for repurchase of common stock	—	—	1,006

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	OVERVIEW AND BASIS OF PRESENTATION

US Foods Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to herein as “we,” “our,” “us,” “the Company,” or “US Foods.” US Foods conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“USF”). All of the Company’s indebtedness, as further described in Note 11, Debt, is an obligation of USF, and its subsidiaries. USF’s 8.50% unsecured Senior Notes due June 30, 2019 (the “Senior Notes”), as described below in “—Public Filer Status”, are traded over the counter and are not listed on any exchange. US Foods is controlled by investment funds associated with Clayton, Dubilier & Rice, LLC (“CD&R”) and Kohlberg Kravis Roberts & Co. L.P. (“KKR”) (collectively, the “Sponsors”).

Terminated Acquisition by Sysco—On December 8, 2013, US Foods entered into an agreement and plan of merger (the “Acquisition Agreement”) with Sysco Corporation (“Sysco”); Scorpion Corporation I, Inc., a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a wholly owned subsidiary of Sysco (“Merger Sub Two”), through which Sysco would have acquired US Foods (the “Acquisition”) on the terms and subject to the conditions set forth in the Acquisition Agreement. The closing of the Acquisition was subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

On February 2, 2015, US Foods, USF and certain of its subsidiaries, and Sysco entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Performance Food Group, Inc. (“PFG”), through which PFG agreed to purchase, subject to the terms and conditions of the Asset Purchase Agreement, eleven USF distribution centers and related assets and liabilities, in connection with (and subject to) the closing of the Acquisition.

On February 19, 2015, the U.S. Federal Trade Commission (the “FTC”) voted by a margin of 3-2 to seek to block the proposed Acquisition by filing a federal district court action in the District of Columbia for a preliminary injunction. The preliminary injunctive hearing in federal district court commenced on May 5, 2015 and, on June 23, 2015, the federal district court granted the FTC’s request for a preliminary injunction to block the proposed Acquisition.

On June 26, 2015, US Foods, Sysco, Merger Sub One and Merger Sub Two entered into an agreement to terminate the Acquisition Agreement. Upon the termination of the Acquisition Agreement, the Asset Purchase Agreement automatically terminated, and the indenture with respect to the Senior Notes reverted to its prior form as if the amendments that modified certain definitions in such indenture had never become operative. Sysco paid a termination fee of $300 million to US Foods in connection with the termination of the Acquisition Agreement. USF paid a termination fee of $12.5 million to PFG pursuant to the terms of the Asset Purchase Agreement.

Business Description—The Company, through USF, markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. These customers include independently owned single and multi-unit restaurants, regional concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations.

Basis of Presentation—The Company operates on a 52-53 week fiscal year, with all periods ending on a Saturday. When a 53-week fiscal year occurs, the Company reports the additional week in the fiscal fourth quarter. The fiscal years ended January 2, 2016, December 27, 2014 and December 28, 2013 are also referred to herein as fiscal years 2015, 2014 and 2013, respectively. The Company’s fiscal year 2015 is a 53-week fiscal year.

Public Filer Status—During the fiscal second quarter of 2013, USF completed the registration of $1,350 million aggregate principal amount of outstanding Senior Notes and became subject to rules and regulations of the Securities and Exchange Commission (“SEC”), including periodic and current reporting requirements under the Securities Exchange Act of 1934, as amended. The Company did not receive any proceeds from the registration of the Senior Notes. As of January 2, 2016, US Foods was not a public filer and its common stock was not publicly traded. On February 9, 2016, US Foods filed a registration statement on Form S-1 (the “Registration Statement”) with the SEC relating to a proposed initial public offering of its common stock.

Supplemental Pro Forma Information (Unaudited)—Prior to the completion of the Company’s proposed initial public offering, the Company distributed a $666 million one-time special cash distribution (the “Cash Distribution”) to existing shareholders of record as of January 4, 2016. See Note 24, Subsequent Events.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. The Company is required to present unaudited basic and diluted pro forma Net income per common share as a result of the Cash Distribution, which is assumed to have been made in contemplation of the proposed initial public offering.

Unaudited basic and diluted pro forma Net income per common share data assumed that an additional 21,687,565 of the Company’s common shares were outstanding for the fiscal year ended January 2, 2016, which represents the number of common shares that the Company would have been required to issue to fund the amount of the Cash Distribution in excess of its income for the year ended January 2, 2016. The number of common shares that the Company would have been required to issue to fund the Cash Distribution was calculated by dividing the portion of the total $666 million Cash Distribution in excess of the Company’s income for the year ended January 2, 2016 by the $23 per share issuance price.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—Consolidated financial statements include the accounts of US Foods and its wholly owned subsidiary, USF, and its subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates—Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most critical estimates used in the preparation of the Company’s consolidated financial statements pertain to the valuation of goodwill and other intangible assets, vendor consideration, self-insurance programs, income taxes, and share-based compensation.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three or fewer months to be cash equivalents.

Accounts Receivable—Accounts receivable represent amounts due from customers in the ordinary course of business and are recorded at the invoiced amount and do not bear interest. Receivables are presented net of the allowance for doubtful accounts in the accompanying Consolidated Balance Sheets. The Company evaluates the collectability of its accounts receivable and determines the appropriate allowance for doubtful accounts based on a combination of factors. When we are aware of a customer’s inability to meet its financial obligation, a specific allowance for doubtful accounts is recorded, reducing the receivable to the net amount we reasonably expect to collect. In addition, allowances are recorded for all other receivables based on historic collection trends, write-offs and the aging of receivables. The Company uses specific criteria to determine uncollectible receivables to be written off, including bankruptcy, accounts referred to outside parties for collection, and accounts past due over specified periods.

Vendor Consideration and Receivables—The Company participates in various rebate and promotional incentives with its suppliers, primarily through purchase-based programs. Consideration earned under these incentives is estimated during the year, based on purchasing activity, as the Company’s obligations under the programs are fulfilled primarily when products are purchased. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change.

Vendor consideration is typically deducted from invoices or collected in cash within 30 days of being earned. Vendor receivables represent the uncollected balance of the vendor consideration. Due to the process of primarily deducting the consideration from the amounts due to the vendor, the Company does not experience significant collectability issues. The Company evaluates the collectability of its vendor receivables based on specific vendor information and vendor collection history.

Inventories—The Company’s inventories—consisting mainly of food and other foodservice-related products—are considered finished goods. Inventory costs include the purchase price of the product, freight charges to deliver it to the Company’s warehouses, and depreciation and labor related to processing facilities and equipment, and are net of certain cash or non-cash consideration received from vendors. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items, and overall economic conditions.

The Company records inventories at the lower of cost or market using the last-in, first-out (“LIFO”) method. The base year values of beginning and ending inventories are determined using the inventory price index computation method. This “links” current costs to original costs in the base year when the Company adopted LIFO. During 2014, inventory quantities were reduced resulting in the liquidation of certain quantities carried at lower costs in prior years. As a result of this LIFO liquidation, cost of sales decreased $7 million in 2014. There were no LIFO inventory liquidations in 2015 and 2013.

At January 2, 2016 and December 27, 2014, the LIFO balance sheet reserves were $134 million and $208 million, respectively. As a result of net changes in LIFO reserves, cost of goods sold decreased $74 million in fiscal year 2015 and increased $60 million and $12 million in fiscal years 2014 and 2013, respectively. The $60 million increase in cost of goods sold in 2014 is net of the $7 million decrease in cost of goods sold resulting from the LIFO liquidation.

Property and Equipment—Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to 40 years. Property and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the related lease or the estimated useful lives of the assets.

Routine maintenance and repairs are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities or development of software for internal use are capitalized as one of the elements of cost and are amortized over the useful life of the respective assets.

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows do not exceed the carrying value, the carrying value is compared to the fair value of such asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess.

The Company also assesses the recoverability of its closed facilities actively marketed for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated.

Impairments are recorded as a component of Restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss), as well as in a reduction of the asset’s carrying value in the Consolidated Balance Sheets.

Goodwill and Other Intangible Assets—Goodwill and Other intangible assets include the cost of the acquired business in excess of the fair value of the net tangible assets acquired. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. As required, we assess Goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each fiscal third quarter. For other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All Goodwill is assigned to the consolidated Company as the reporting unit.

Self-Insurance Programs—The Company accrues estimated liability amounts for claims covering general, fleet, and workers’ compensation. The amounts in excess of certain levels, which range from $1-3 million per occurrence, are insured as a risk reduction strategy, to mitigate catastrophic losses. We are fully insured for group medical claims not covered under collective bargaining agreements. The Company accrues its estimated liability for the self-insured medical insurance program, including an estimate for incurred but not reported claims, based on known claims and past claims history. The amounts accrued are discounted, except for self-insured medical liabilities, as the amount and timing of cash payments related to those accruals are reliably determinable given the nature of benefits and the level of historical claim volume to support the actuarial assumptions and judgments used to derive the expected loss payment pattern. Substantially all of the discounting pertains to workers’ compensation as it makes up approximately 80% of the total liability as of January 2, 2016. The amounts accrued are discounted using an interest rate that approximates the US. Treasury rate consistent with the duration of the liabilities. However, the inherent uncertainty of future loss projections could cause actual claims to differ from our estimates. These accruals are included in Accrued expenses and Other long-term liabilities in the Consolidated Balance Sheets.

Share-Based Compensation—Certain employees participate in the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates, as amended (“Stock Incentive Plan”), which allows purchases of US Foods shares of common stock, grants of restricted stock and restricted stock units of US Foods, and grants of options exercisable in US Foods common stock. The Company measures compensation expense for stock-based option awards at fair value at the date of grant, and it recognizes compensation expense over the service period for stock-based awards expected to vest. US Foods contributes shares to its subsidiary, USF, for employee purchases and upon exercise of options or grants of restricted stock and restricted stock units. To determine the fair value of awards at the date of grant, the Company computes a common stock fair value at the end of each fiscal quarter and uses the calculated common stock fair value for all grants in the subsequent quarter.

Common Stock—Common stock is held primarily by our Sponsors and also members of management and key employees. Total common shares issued and outstanding were 169,025,288 and 169,420,846 at January 2, 2016 and December 27, 2014, respectively.

Redeemable Common Stock—Redeemable common stock is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. In contrast to common stock owned by the Sponsors, common stock owned by management and certain key employees give the holder, via the management stockholder’s agreement, the right to require the Company to repurchase all of his or her restricted common stock in the event of a termination of employment due to death or disability. If an employee terminates for any reason other than death or disability, the contingent put option is cancelled. Since this redemption feature, or put option, is outside of the control of the Company, the value of the shares is shown outside of permanent equity as Redeemable common stock. In addition to the value of the common stock held, stock-based awards with similar underlying common stock are also recorded in Redeemable common stock. Redeemable common stock includes values for common stock issuances to key employees, vested restricted shares, vested restricted stock units and vested stock option awards. Until the redemption feature becomes probable, the amount shown in redeemable common stock is the intrinsic value of the applicable common stock at issuance and the intrinsic value of stock-based awards at grant date. Because the Company grants stock option awards at fair value, the intrinsic value related to vested stock option awards is zero. Once it is probable that the put becomes exerciseable, if the intrinsic value is different than the current redemption value, the amount shown in Redeemable common stock is adjusted to the current redemption value through a reclassification from/to additional paid-in capital. As of the balance sheet dates presented, there is no value from vested stock option awards recorded in Redeemable common stock since the intrinsic value at the date of grant was zero and redemption is not probable.

Management Loans—Under the management stockholder’s agreement, employees can finance common stock purchases with full recourse notes due to the Company. The balance of these notes is recorded as a reduction to Redeemable common stock. Generally, the notes are short-term in nature and are paid back in cash; however, certain employees have repaid balances due on their notes by selling back common stock to the Company. At January 2, 2016 and December 27, 2014, there were no outstanding management loans.

Business Acquisitions—The Company accounts for business acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition.

Revenue Recognition—The Company recognizes revenue from the sale of product when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company grants certain customers sales incentives—such as rebates or discounts—and treats these as a reduction of sales at the time the sale is recognized. Sales taxes invoiced to customers and remitted to governmental authorities are excluded from Net sales.

Cost of Goods Sold—Cost of goods sold includes amounts paid to vendors for products sold—net of vendor consideration and the cost of transportation necessary to bring the products to the Company’s distribution facilities. Depreciation related to processing facilities and equipment is presented in cost of goods sold. Because the majority of the Inventories are finished goods, depreciation related to warehouse facilities and equipment is presented in Distribution, selling and administrative costs. See Inventories section above for discussion of LIFO impact on Cost of goods sold.

Shipping and Handling Costs—Shipping and handling costs—which include costs related to the selection of products and their delivery to customers—are presented in Distribution, selling and administrative costs. Shipping and handling costs were $1.5 billion for each of the 2015, 2014 and 2013 fiscal years.

Income Taxes—The Company accounts for income taxes under the asset and liability method. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. The Company adjusts the amounts recorded for uncertain tax positions when its judgment changes, as a result of evaluating new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Derivative Financial Instruments—The Company has used interest rate swap agreements in the past to manage its exposure to interest rate movements on its variable-rate term loan obligation. It is not currently party to any interest rate swap agreements.

In the normal course of business, the Company enters into forward purchase agreements to procure fuel, electricity and product commodities related to its business. These agreements often meet the definition of a derivative. However, the Company does not measure its forward purchase commitments at fair value as the amounts under contract meet the physical delivery criteria in the normal purchase exception under GAAP guidance.

Concentration Risks—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash equivalents are invested primarily in money market funds at major financial institutions. Credit risk related to accounts receivable is dispersed across a larger number of customers located throughout the United States. The Company attempts to reduce credit risk through initial and ongoing credit evaluations of its customers’ financial condition. There were no receivables from any one customer representing more than 5% of our consolidated gross accounts receivable at January 2, 2016 and December 27, 2014.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-2, Leases (Topic 842), which supersedes ASC 840, Leases. This ASU, based on the principle that entities should recognize assets and liabilities arising from leases, does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Leases are classified as finance or operating. The ASU’s primary change is the requirement for entities to recognize a lease liability for payments and a right of use asset representing the right to use the leased asset during the term of operating lease arrangements. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2018, with early adoption permitted. The Company is currently reviewing the provisions of the new standard.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This ASU requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2016, with early adoption permitted on either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The prospective adoption of this guidance in the fiscal fourth quarter of 2015 did not materially affect the Company’s financial position, results of operations or cash flows. Prior periods were not retrospectively adjusted.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to restate prior period financial statements for measurement period adjustments for business combinations. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2015. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier adoption permitted for financial statements that have not been issued. The Company does not expect the adoption of this guidance in fiscal year 2016 to materially affect its financial position, results of operations or cash flows.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2015, with early adoption permitted. The amendments should be applied retrospectively. The retrospective adoption of this guidance for disclosures relating to the Company’s pension plan assets in the fiscal fourth quarter of 2015 did not affect the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-04, Compensation—Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. This ASU gives an employer whose fiscal year-end does not coincide with a calendar month-end—e.g., an entity that has a 52-week or 53-week fiscal year—the ability, as a practical expedient, to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2015, with early adoption permitted. The adoption of this guidance in connection with the remeasurement and curtailment accounting in the fiscal third quarter of 2015 did not materially affect the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2015, with early adoption permitted. As a result of the retrospective adoption of this guidance in the fiscal fourth quarter of 2015, deferred financing costs of $25 million and $35 million at January 2, 2016 and December 27, 2014, respectively, are netted against the carrying values of certain debt obligations. Additionally, in accordance with ASU No. 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, issued in August 2015, the Company will continue to present debt issuance costs related to its line-of-credit arrangements as an asset and amortize them ratably over the term of the related facilities.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2016, with early adoption permitted. The Company is currently reviewing the provisions of the new standard.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers, which will be introduced into the FASB’s Accounting Standards Codification as Topic 606. Topic 606 replaces Topic 605, the previous revenue recognition guidance. The new standard core principle is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration—that is, payment—to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard will be effective for the Company in the fiscal first quarter of 2018, with early adoption permitted in the fiscal first quarter of 2017. The new standard permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years, and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is currently evaluating the impact of this ASU and has not yet selected an implementation approach.

4.	BUSINESS ACQUISITIONS

On December 31, 2015, the Company purchased a broadline distributor for cash of $69 million. During 2013, the Company purchased a foodservice distributor for cash of $14 million, plus contingent consideration of $2 million that was paid in 2014. The Company also received a $2 million purchase price adjustment in 2013 related to 2012 business acquisitions. The acquisitions, made in order to expand the Company’s presence in certain geographic areas, are integrated into the Company’s foodservice distribution network. There were no business acquisitions in 2014.

The following table summarizes the purchase price allocations for the 2015 and 2013 business acquisitions as follows (in thousands):

	2015	2013
Accounts receivable	$6,724	$3,894
Inventories	7,022	3,638
Other current assets	702	—
Property and equipment	7,200	125

Goodwill	40,242	—
Other intangible assets	21,200	8,348
Accounts payable	(3,290)	(2,120)
Accrued expenses and other current liabilities	(1,554)	(130)
Deferred income taxes	(8,765)	—

Cash paid for acquisitions	$69,481	$13,755

The 2015 and 2013 acquisitions did not materially affect the Company’s results of operations or financial position. Actual net sales and operating earnings of the businesses acquired in both periods represent less than 2% of the Company’s consolidated results and, therefore, pro forma information has not been provided.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the activity in the allowance for doubtful accounts for the last three fiscal years is as follows (in thousands):

	2015	2014	2013
Balance at beginning of year	$24,989	$25,151	$25,606
Charged to costs and expenses	12,103	18,559	19,481
Customer accounts written off—net of recoveries	(14,469)	(18,721)	(19,936)

Balance at end of year	$22,623	$24,989	$25,151

This table excludes the vendor receivable related allowance for doubtful accounts of $2 million, $3 million and $3 million at January 2, 2016, December 27, 2014 and December 28, 2013, respectively.

6.	ACCOUNTS RECEIVABLE FINANCING PROGRAM

Under its accounts receivable financing program and the related financing facility (the “2012 ABS Facility”), USF and from time to time certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a wholly owned, special purpose, bankruptcy remote subsidiary (the “Receivables Company”). The Receivables Company, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders—as defined in the 2012 ABS Facility. The Company consolidates the Receivables Company and, consequently, the sale of the receivables is a transaction internal to the Company and the receivables have not been derecognized from the Company’s audited Consolidated Balance Sheets. On a daily basis, cash from accounts receivable collections is remitted to the Company as additional eligible receivables are sold to the Receivables Company. If, on a weekly settlement basis, there are not sufficient eligible receivables available as collateral, the Company is required to either provide cash collateral or, in lieu of providing cash collateral, it can pay down its borrowings on the 2012 ABS Facility to cover the shortfall. Due to sufficient eligible receivables available as collateral, no cash collateral was held at January 2, 2016 or December 27, 2014. Included in the Company’s Accounts receivable balance as of January 2, 2016 and December 27, 2014 was $933 million and $941 million, respectively, of receivables held as collateral in support of the 2012 ABS Facility. See Note 11, Debt for a further description of the 2012 ABS Facility.

7.	ASSETS HELD FOR SALE

The Company classifies its closed facilities as Assets held for sale at the time management commits to a plan to sell the facility, the facility is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain facilities may be classified as Assets held for sale for more than one year as the Company continues to actively market the facilities at reasonable prices.

The changes in Assets held for sale for fiscal years 2015 and 2014 were as follows (in thousands):

	2015	2014
Balance at beginning of year	$5,360	$14,554
Transfers in	2,594	6,700
Assets sold	(1,377)	(14,314)
Tangible asset impairment charges	(1,118)	(1,580)

Balance at end of the year	$5,459	$5,360

During fiscal year 2015, the Company closed a distribution facility and reclassified it to Assets held for sale. Two facilities classified as Assets held for sale were sold during fiscal year 2015 for proceeds of $3 million.

During fiscal year 2014, four distribution facilities were closed and reclassified to Assets held for sale. Five facilities classified as Assets held for sale were sold during fiscal year 2014 for proceeds of $19 million.

Certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $1 million and $2 million in fiscal years 2015 and 2014, respectively. See Note 10, Fair Value Measurements.

8.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	January 2, 2016	December 27, 2014	Range of Useful Lives
Land	$301,924	$291,871
Buildings and building improvements	1,156,914	1,055,936	10–40 years
Transportation equipment	745,399	651,184	5–10 years
Warehouse equipment	332,018	300,760	5–12 years
Office equipment, furniture and software	690,430	622,296	3–7 years
Construction in process	58,849	117,125

	3,285,534	3,039,172
Less accumulated depreciation and amortization	(1,516,649)	(1,312,589)

Property and equipment—net	$1,768,885	$1,726,583

Transportation equipment included $260 million and $163 million of capital lease assets at January 2, 2016, and December 27, 2014, respectively. Buildings and building improvements included $98 million and $33 million of capital lease assets at January 2, 2016 and December 27, 2014, respectively. Accumulated amortization of capital lease assets was $68 million and $36 million at January 2, 2016 and December 27, 2014, respectively. Interest capitalized was $2 million in fiscal years 2015 and 2014.

Depreciation and amortization expense of property and equipment—including amortization of capital lease assets—was $253 million, $261 million and $240 million for the fiscal years 2015, 2014 and 2013, respectively.

9.	GOODWILL AND OTHER INTANGIBLES

Goodwill and Other intangible assets include the cost of acquired businesses in excess of the fair value of the tangible net assets acquired. Other intangible assets include customer relationships, noncompete agreements, the brand names and trademarks comprising the Company’s portfolio of exclusive brands and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization.

Customer relationship intangible assets have definite lives and are carried at the acquired fair value less accumulated amortization. Customer relationship intangible assets are amortized over the estimated useful lives—four to ten years. Amortization expense was $146 million, $151 million and $147 million for fiscal years 2015, 2014 and 2013, respectively. The weighted-average remaining useful life of all customer relationship intangibles was approximately two years at January 2, 2016. Amortization of these customer relationship assets is estimated to be $146 million in fiscal year 2016, $68 million in fiscal year 2017, and $5 million in fiscal years 2018 and 2019.

Goodwill and Other intangibles consisted of the following (in thousands):

	January 2, 2016	December 27, 2014
Goodwill	$3,875,719	$3,835,477

Customer relationships—amortizable:
Gross carrying amount	$1,373,920	$1,376,094
Accumulated amortization	(1,149,572)	(1,026,680)

Net carrying value	224,348	349,414

Noncompete agreements—amortizable:
Gross carrying amount	800	800
Accumulated amortization	(347)	(187)

Net carrying value	453	613

Brand names and trademarks—not amortizing	252,800	252,800

Total Other intangibles—net	$477,601	$602,827

The 2015 increase in Goodwill is attributable to a 2015 broadline distributor acquisition. The 2015 decrease in the gross carrying amount of customer relationships is attributable to the write-off of fully amortized customer relationships intangible assets of $23 million, offset by intangible assets acquired related to the 2015 business acquisition of $21 million.

As required, the Company assesses Goodwill and intangible assets with indefinite lives for impairment annually, or more frequently, if events occur that indicate an asset may be impaired. For Goodwill and indefinite-lived intangible assets, the Company’s policy is to assess for impairment at the beginning of each fiscal third quarter. For intangible assets with definite lives, the Company assesses impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All Goodwill is assigned to the consolidated company as the reporting unit. The Company completed its most recent annual impairment assessment of Goodwill and indefinite-lived intangible assets as of June 28, 2015—the first day of the fiscal third quarter of 2015—with no impairments noted.

For Goodwill, the reporting unit used in assessing impairment is the Company’s one business segment as described in Note 23, Business Segment Information. The Company’s assessment for impairment of Goodwill utilized a combination of discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples, weighted 50%, 35% and 15%, respectively, to determine the fair value of the reporting unit for comparison to its corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, the Company must then perform a comparison of the implied fair value of Goodwill to its carrying value. If the carrying value of the Goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon the Company’s fiscal 2015 annual Goodwill impairment analysis, the Company concluded the fair value of its reporting unit exceeded its carrying value.

The Company’s fair value estimates of the brand names and trademarks indefinite-lived intangible assets are based on a relief from royalty method. The fair value of these intangible assets is determined for comparison to the corresponding carrying value. If the carrying value of these assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Based upon the Company’s fiscal 2015 annual impairment analysis, the Company concluded the fair value of the Company’s brand names and trademarks exceeded its carrying value.

10.	FAIR VALUE MEASUREMENTS

The Company follows the accounting standards for fair value, where fair value is a market-based measurement, not an entity-specific measurement. The Company’s fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs, such as quoted prices in active markets

•	Level 2—observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active or inactive markets that are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data

•	Level 3—unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized as of the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below.

The Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of January 2, 2016 and December 27, 2014 , aggregated by the level in the fair value hierarchy within which those measurements fall, are as follows (in thousands):

Description	Level 1	Level 2	Level 3	Total
Recurring fair value measurements:
Money market funds	$113,700	$—	$—	$113,700

Balance at January 2, 2016	$113,700	$—	$—	$113,700

Recurring fair value measurements:
Money market funds	$231,600	$—	$—	$231,600

Balance at December 27, 2014	$231,600	$—	$—	$231,600

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$2,600	$2,600

Balance at January 2, 2016	$—	$—	$2,600	$2,600

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$4,800	$4,800

Balance at December 27, 2014	$—	$—	$4,800	$4,800

Recurring Fair Value Measurements

Money Market Funds

Money market funds include highly liquid investments with a maturity of three or fewer months. They are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy.

Nonrecurring Fair Value Measurements

Assets Held for Sale

The Company records Assets held for sale at the lesser of the carrying amount or estimated fair value less cost to sell. Certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in Tangible asset impairment charges of $1 million and $2 million during fiscal years 2015 and 2014, respectively. Management estimates fair value based on comparable sales transactions received from real estate brokers.

The amounts included in the tables above, classified under Level 3 within the fair value hierarchy, represent the estimated fair values of those Assets held for sale that became the new carrying amounts at the time the impairments were recorded.

Other Fair Value Measurements

The carrying value of cash, restricted cash, Accounts receivable, Bank checks outstanding, Accounts payable and accrued expenses approximate their fair values due to their short-term maturities. The carrying value of the self-funded industrial revenue bonds and the corresponding long-term liability approximate their fair values. See Note 11, Debt, for a further description of the industrial revenue bonds.

Excluding the above noted industrial bonds, the fair value of the Company’s total debt approximated $4.8 billion at January 2, 2016 and December 27, 2014, as compared to its aggregate carrying value of $4.7 billion at January 2, 2016 and December 27, 2014. At January 2, 2016 and December 27, 2014, the fair value, estimated at $1.4 billion, of the Senior Notes was classified under Level 2 of the fair value hierarchy, with fair valued based upon the closing market price at the end of the reporting period. The fair value of the balance of the Company’s debt is classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash outflows expected under these debt facilities, interest rates that are currently available to the Company for debt with similar terms, and estimates of the Company’s overall credit risk. See Note 11, Debt for further description of the Company’s debt.

11.	DEBT

As provided in Note 1, all of the indebtedness described in this Note 11, Debt, is an obligation of USF, and its subsidiaries.

USF’s debt consisted of the following (in thousands):

	Contractual Maturity	Interest Rate at January 2, 2016	January 2, 2016	December 27, 2014
Debt Description
ABL Facility	December 31, 2018	—	$—	$—
2012 ABS Facility	September 30, 2018	1.40%	586,000	636,000
Amended 2011 Term Loan (net of $9,848 and $14,641 of unamortized deferred financing costs, respectively)(1)	March 31, 2019	4.5	2,037,652	2,059,110
Senior Notes (net of $13,441 and $17,439 of unamortized deferred financing costs, respectively)(1)	June 30, 2019	8.5	1,334,835	1,332,561
CMBS Fixed Facility (net of $1,473 and $2,497 of unamortized deferred financing costs, respectively)(1)	August 1, 2017	6.38	470,918	469,894
Obligations under capital leases	2018–2025	3.11-6.18	270,406	189,232
Other debt	2018–2031	5.75-9.00	33,325	11,795

Total debt			4,733,136	4,698,592
Add unamortized premium			11,652	14,982
Less current portion of long-term debt			(62,639)	(51,877)

Long-term debt			$4,682,149	$4,661,697

(1)	Prior year amounts have been reclassified to reflect the adoption of ASU 2015-03.

Principal payments to be made on outstanding debt as of January 2, 2016, were as follows (in thousands):

2016	$62,639
2017	546,585
2018	668,449
2019	3,374,499
2020	34,795
Thereafter	70,931

$4,757,898

As of January 2, 2016, $2.1 billion of the Total debt was at a fixed rate.

Revolving Credit Agreement

USF’s asset backed senior secured revolving loan facility (the “ABL Facility”) provides for loans under its two tranches: ABL Tranche A-1 and ABL Tranche A, with its capacity limited by a borrowing base. During fiscal year 2015, the ABL Facility was amended. The maximum borrowing available was increased $200 million to $1,300 million—ABL Tranche A-1 increased from $75 million to $100 million, and the maximum borrowing available under the ABL Tranche A increased $175 million to $1,200 million. Additionally, the interest rate on outstanding borrowings and letter of credit fees was reduced by 75 basis points. The maturity date was extended to the earlier of (1) October 20, 2020, the amended ABL Facility maturity date; (2) April 1, 2019 if USF’s Senior Notes have more than $300 million of principal outstanding at that date and the maturity date of the Senior Notes has not been extended to later than October 20, 2020; and (3) December 31, 2018 if USF’s senior secured term loan (the “Amended 2011 Term Loan”) has more than $300 million of principal outstanding at that date and the maturity date of the Amended 2011 Term Loan has not been extended to later than October 20, 2020. USF incurred $3 million of lender fees and third party costs to amend the ABL Facility, which was capitalized as Deferred financing costs and amortized to the ABL Facility maturity date.

As of January 2, 2016, USF had no outstanding borrowings, but had issued letters of credit totaling $393 million under the ABL Facility. Outstanding letters of credit included: (1) $73 million issued to secure USF’s obligations related to certain facility leases, (2) $317 million issued in favor of certain commercial insurers securing USF’s obligations related to its self-insurance program and (3) $3 million for other obligations of USF. There was available capacity on the ABL Facility of $872 million at January 2, 2016. As of January 2, 2016, on Tranche A-1 borrowings, USF can periodically elect to pay interest at an alternative base rate (“ABR”), as defined in USF’s credit agreement plus 1.50% or the London Inter Bank Offered Rate (“LIBOR”) plus 2.50%. On Tranche A borrowings, USF can periodically elect to pay interest at ABR plus 0.25% or LIBOR plus 1.25%. The ABL Facility also carries letter of credit fees of 1.25% and an unused commitment fee of 0.25%. The weighted-average interest rate for the ABL Facility was 3.69% for fiscal year 2014. USF did not borrow on the ABL Facility in 2015.

As discussed in Note 24, Subsequent Events, USF borrowed approximately $239 million on the ABL Facility that partially funded the January 8, 2016 one-time special cash distribution to the Company’s shareholders.

Accounts Receivable Financing Program

Under the 2012 ABS Facility, USF and from time to time certain of its subsidiaries sell—on a revolving basis—their eligible receivables to the Receivables Company. The Receivables Company, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders as defined in the 2012 ABS Facility. See Note 6, Accounts Receivable Financing Program.

The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $586 million and $636 million at January 2, 2016 and December 27, 2014, respectively. USF, at its option, can request additional borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $111 million at January 2, 2016 based on eligible receivables as collateral. The portion of the 2012 ABS Facility held by the lenders who fund the 2012 ABS Facility with commercial paper bears interest at the lender’s commercial paper rate, plus any other costs associated with the issuance of commercial paper, plus 1.00%, and an unused commitment fee of 0.35%. The portion of the 2012 ABS Facility held by lenders that do not fund the 2012 ABS Facility with commercial paper bears interest at LIBOR plus 1.00%, and an unused commitment fee of 0.35%. The weighted-average interest rate for the 2012 ABS Facility was 1.41% and 1.43% for fiscal year 2015 and 2014, respectively. On October 19, 2015, the 2012 ABS Facility was amended whereby the maturity date was again extended from August 5, 2016 to September 30, 2018. There were no other significant changes to the 2012 ABS Facility. USF incurred $1 million of lender fees and third party costs related to the 2012 ABS Facility amendment, which was capitalized as Deferred financing costs and amortized to the 2012 ABS Facility maturity date.

As discussed in Note 24, Subsequent Events, USF borrowed $75 million on the 2012 ABS Facility that partially funded the January 8, 2016 one-time special cash distribution to the Company’s shareholders.

Term Loan Agreement

The Amended 2011 Term Loan had outstanding borrowings of $2,038 million and $2,059 million, net of $10 million and $15 million of unamortized deferred financing costs at January 2, 2016 and December 27, 2014, respectively. The facility bears interest equal to ABR plus 2.50%, with an ABR floor of 2.00% or LIBOR plus 3.50%, with a LIBOR floor of 1.00%, based on a periodic election of the interest rate by the Company. Principal repayments of $5 million are payable quarterly with the balance at maturity. The Amended 2011 Term Loan may require mandatory repayments if certain assets are sold, or based on excess cash flow generated by USF, as defined in the debt agreement. The interest rate for all borrowings on the Amended 2011 Term Loan was 4.50%—the LIBOR floor of 1.00% plus 3.50%—at January 2, 2016. At January 2, 2016, investment funds or accounts managed or advised by an affiliate of KKR held a portion of the Amended 2011 Term Loan debt. See Note 14, Related Party Transactions.

The term loan agreement was amended during 2013. See “Debt Refinancing Transactions” discussed below.

Senior Notes

The Senior Notes, with outstanding principal of $1,335 million and $1,333 million at January 2, 2016 and December 27, 2014, net of $13 million and $17 million, respectively, of unamortized deferred financing costs, bear interest at 8.50%. Prior to June 30, 2016, the Senior Notes are redeemable, at USF’s option, in whole or in part at a price of 104.25% of their principal amount, plus accrued and unpaid interest, if any, to the relevant redemption date. On or after June 30, 2016 and 2017, the optional redemption price for the Senior Notes declines to 102.13% and 100.00%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the relevant redemption date. There was unamortized issue premium associated with the Senior Notes issuances of $12 million and $15 million at January 2, 2016 and December 27, 2014, respectively. The premium is amortized as a decrease to Interest expense-net over the remaining life of the debt facility. In February 2015, USF repurchased $2 million of the Senior Notes held by entities affiliated with KKR, as further discussed in Note 14, Related Party Transactions.

CMBS Fixed Facility

The CMBS Fixed Facility, with an outstanding balance of $471 million and $470 million, net of $1 million and $2 million of unamortized deferred financing costs as of January 2, 2016 and December 27, 2014, respectively, is secured by mortgages on 34 properties, consisting of distribution centers. The CMBS Fixed Facility bears interest at 6.38%. Security deposits and escrow amounts related to certain properties collateralizing the CMBS Fixed Facility of $6 million at January 2, 2016 and December 27, 2014 are included in Other assets in the Consolidated Balance Sheets.

Other Debt

Obligations under capital leases consist of amounts due for transportation equipment and building leases. Other debt of $33 million and $12 million at January 2, 2016 and December 27, 2014, respectively, consists primarily of various state industrial revenue bonds. To obtain certain tax incentives related to the construction of a new distribution facility, in January 2015, USF and a wholly owned subsidiary entered into an industrial revenue bond agreement with a state for the issuance of a maximum of $40 million in Taxable Demand Revenue Bonds (the “TRBs”). The TRBs are self-funded as USF’s wholly owned subsidiary purchases the TRBs, and the state loans the proceeds back to USF. The TRBs, which mature January 1, 2030, can be prepaid without penalty one year after issuance. Interest on the TRBs and the loan is 6.25%. At January 2, 2016, $22 million has been drawn on TRBs and recorded as a $22 million long-term asset and a corresponding long-term liability in the Consolidated Balance Sheet.

Deferred Financing Costs

Deferred financing costs of $25 million and $35 million at January 2, 2016 and December 27, 2014, respectively, are netted in the above carrying values of USF’s Amended 2011 Term Loan, Senior Notes and CMBS Fixed Facility debt obligations.

2013 Debt Refinancing Transactions

In 2013, USF entered into transactions to refinance debt facilities and extend debt maturity dates, including the following:

•	In June 2013, USF refinanced its term loan agreements. The aggregate principal outstanding of the 2011 Term Loan was increased to $2,100 million, and the maturity date of the loan facility was extended from March 31, 2017 to March 31, 2019.

•	In January 2013, USF redeemed the remaining $355 million in aggregate principal amount of its 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”) due June 30, 2017 from an affiliate of CD&R. This was done at a price equal to 105.625% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the redemption date. To fund the redemption of these notes, USF issued $375 million in principal amount of its Senior Notes at a price equal to 103.5% of the principal amount, for gross proceeds of $388 million.

The 2013 refinancing resulted in a Loss on extinguishment of debt of $42 million that consisted of a $20 million Senior Subordinated Notes early redemption premium, a write-off of $13 million of unamortized debt issuance costs related to the old debt facilities, and $9 million of lender fees and third party costs related to these transactions. Unamortized debt issuance costs of $6 million related to the portion of the term loan refinancing accounted for as a debt modification were carried forward as Deferred financing costs and amortized to the Amended 2011 Term Loan maturity date. USF incurred transaction costs of $29 million related to the 2013 debt refinancing transactions. Transaction costs primarily consisted of loan fees, arrangement fees, rating agency fees and legal fees.

Security Interests

Substantially all of USF’s assets are pledged under the various debt agreements. Debt under the 2012 ABS Facility is secured by certain designated receivables and, in certain circumstances, by restricted cash. The ABL Facility is secured by certain other designated receivables not pledged under the 2012 ABS Facility, inventories, and tractors and trailers owned by USF. The CMBS Fixed Facility is collateralized by mortgages on 34 properties. The USF’s obligations under the Amended 2011 Term Loan are secured by all of the capital stock of its subsidiaries, each of the direct and indirect wholly owned domestic subsidiaries—as defined in the agreements—and are secured by substantially all assets of the USF and its subsidiaries not pledged under the 2012 ABS Facility or the CMBS Fixed Facility. The Amended 2011 Term Loan has priority over certain collateral securing the ABL Facility and it has second priority to collateral securing the ABL Facility. As of January 2, 2016, nine properties remain in a special purpose, bankruptcy remote subsidiary, and are not pledged as collateral under any of the Company’s debt agreements.

Restrictive Covenants

USF’s credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict USF’s ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. As of January 2, 2016, USF had $506 million of restricted payment capacity, and $1,108 million of USF’s net assets that were restricted under these covenants. Subsequent to the balance sheet date, USF’s restricted payment capacity was further reduced by $374 million, due to the one-time special distribution discussed in Note 24, Subsequent Events, which left $132 million of remaining USF restricted payment capacity.

Certain debt agreements also contain customary events of default. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—together with all accrued unpaid interest and other amounts owed—may be declared immediately due and payable by the lenders. Were such an event to occur, USF would be forced to seek new financing that may not be on as favorable terms as its current facilities. USF’s ability to refinance its indebtedness on favorable terms—or at all—is directly affected by the current economic and financial conditions. In addition, USF’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, relies on the strength of USF’s cash flows, results of operations, economic and market conditions and other factors.

12.	ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consisted of the following (in thousands):

	January 2, 2016	December 27, 2014
Accrued expenses and other current liabilities:
Salary, wages and bonus expenses	$174,333	$129,887
Operating expenses	62,147	46,845
Workers’ compensation, general and fleet liability	56,077	45,264
Group medical liability	22,220	20,183
Customer rebates and other selling expenses	73,543	65,052
Restructuring	33,500	9,792
Property and sales tax	24,299	19,224
Interest payable	2,780	69,465
Deferred tax liabilities	—	10,079
Other	21,106	19,847

Total accrued expenses and other current liabilities	$470,005	$435,638

Other long-term liabilities:
Workers’ compensation, general and fleet liability	$116,166	$115,640
Accrued pension and other postretirement benefit obligations	126,448	227,106
Restructuring	85,344	47,089
Unfunded lease obligation	29,180	31,422
Other	29,837	28,962

Total Other long-term liabilities	$386,975	$450,219

Self-Insured Liabilities—The Company is self-insured for general liability, fleet liability and workers’ compensation claims. Claims in excess of certain levels are insured. The self-insurance liabilities, included in the table above under “Workers’ compensation, general liability and fleet liability,” are recorded at present value. This table summarizes self-insurance liability activity for the last three fiscal years (in thousands):

	2015	2014	2013
Balance at beginning of the year	$160,904	$153,568	$159,469
Charged to costs and expenses	77,242	65,025	56,526
Payments	(65,903)	(57,689)	(62,427)

Balance at end of the year	$172,243	$160,904	$153,568

Discount rate	0.82%	0.60%	0.56%

Estimated future payments for self-insured liabilities are as follows (in thousands):

2016	$57,078
2017	30,927
2018	21,519
2019	14,559
2020	10,076
Thereafter	42,444

Total self-insured liability payments	176,603
Less amount representing interest	(4,360)

Present value of self-insured liability payments	$172,243

13.	RESTRUCTURING LIABILITIES

The following table summarizes the changes in the restructuring liabilities for the last three fiscal years (in thousands):

	Severance and Related Costs	Facility Closing Costs	Total
Balance at December 29, 2012	$74,121	$3,177	$77,298
Current period charges	7,308	328	7,636
Change in estimate	(480)	(630)	(1,110)
Payments and usage—net of accretion	(11,877)	(729)	(12,606)

Balance at December 28, 2013	69,072	2,146	71,218
Current period charges	106	—	106
Change in estimate	(584)	(1,152)	(1,736)
Payments and usage—net of accretion	(12,144)	(563)	(12,707)

Balance at December 27, 2014	56,450	431	56,881
Current period charges	175,749	36	175,785
Change in estimate	(4,196)	—	(4,196)
Payments and usage—net of accretion	(109,369)	(257)	(109,626)

Balance at January 2, 2016	$118,634	$210	$118,844

The Company periodically closes distribution facilities, because it has built new ones or to consolidate operations. Additionally, the Company continues to implement initiatives in its ongoing efforts to reduce costs and improve operating efficiencies.

During fiscal year 2015, the Company announced its plan to streamline its field operational model. The Company anticipates the reorganization will be completed in fiscal year 2016. A restructuring charge of $30 million was recorded in fiscal year 2015 and consisted primarily of employee separation related costs.

During the second quarter of 2015, the Company announced its tentative decision to close the Baltimore, Maryland distribution facility. The Company is currently engaged in discussions with unions representing certain employees regarding this tentative decision. A final decision regarding the Baltimore facility will be made once negotiations with the unions are concluded. In anticipation of a potential closure of the Baltimore facility, the Company accrued a restructuring charge of $55 million, including $50 million of estimated multiemployer pension withdrawal liabilities. The estimated multiemployer pension liability was based on the latest available information received from the respective plans’ administrator and represents an estimate for a calendar year 2015 withdrawal. Due to the lack of current information, including changes in market conditions, and funded status of the related multiemployer pension plans, the settlement of these multiemployer pension withdrawal liabilities could materially differ from this estimate.

As further discussed in Note 17, Retirement Plans, in December 2015, the Company reached a settlement with the Central States Teamsters Union Pension Plan (“Central States”). The settlement relieves the Company’s participation in the “legacy” pool and settled the related legacy multiemployer pension withdrawal liability, and commenced the Company as a new employer status in the “hybrid” pool of the Central States Teamsters Southeast and Southwest Area Pension Fund (“Central States Plan”). The payment also included the settlement of certain other Central States multiemployer pension withdrawal liabilities relating to facilities closed prior to 2015, and the related Egan Minnesota labor dispute. The settlement resulted in a restructuring charge of $88 million representing the excess of the $97 million cash payment over the aforementioned liabilities related to these previously closed facilities.

The $119 million Severance and Related Costs balance as of January 2, 2016, also includes $36 million of multiemployer pension withdrawal liabilities relating to facilities closed prior to 2015, unrelated to Central States. These are payable in monthly installments through 2031 at effective interest rates ranging from 5.9% to 6.5%.

14.	RELATED PARTY TRANSACTIONS

The Company is a party to consulting agreements with each of the Sponsors, pursuant to which each Sponsor provides the Company with ongoing consulting and management advisory services and receives fees and reimbursements of related out of pocket expenses. For each of fiscal 2015, 2014 and 2013, the Company recorded $10 million in consulting fees, in the aggregate, reported as Distribution, selling and administrative costs in the Consolidated Statements of Comprehensive Income (Loss).

During fiscal 2013, the Company purchased approximately $12 million of food products from a former affiliate of KKR. During fiscal 2013, USF made payments to KKR Capital Markets LLC, an affiliate of KKR, of $2.0 million for services rendered in connection with certain debt refinancing transactions.

As discussed in Note 11, Debt, at January 2, 2016, investment funds or accounts managed or advised by an affiliate of KKR held less than 5% of the Company’s outstanding debt. In February 2015, USF repurchased $2 million of Senior Notes held by investment funds managed by KKR.

15.	SHARE-BASED COMPENSATION, REDEEMABLE COMMON STOCK ISSUANCES AND REDEEMABLE COMMON STOCK

The Stock Incentive Plan, as amended (“Stock Incentive Plan”) provides for the sale of common stock to named executive officers and other key employees and directors of our wholly owned subsidiary, USF. It also grants 1) stock options to purchase shares of common stock, 2) stock appreciation rights, and 3) restricted stock and restricted stock units to certain individuals. The Board of Directors or the Compensation Committee of the Board is authorized to select the officers, employees and directors eligible to participate in the Stock Incentive Plan. Either the Board of Directors or the Compensation Committee may determine the specific number of shares to be offered, or options, stock appreciation rights or restricted stock to be granted to an employee or director.

In May 2013, the Stock Incentive Plan was amended to, among other things, increase the number of shares of common stock available for grant—from approximately 11.7 million shares to approximately 19.7 million shares.

Employee Put Option—Each participant in the Stock Incentive Plan has the right to require the Company to repurchase all of his or her restricted shares or shares issued or issuable pursuant to their awards in the event of a termination of employment due to death or disability. Generally, instruments with put rights upon death or disability are classified as temporary equity awards (i.e. a component of Redeemable common stock) until such puttable conditions become probable (i.e. upon termination due to death or disability). Since this put option, or redemption feature, is outside of the control of the Company, the value of the shares is shown outside of permanent equity as Redeemable common stock. In addition to the common stock held by management and key employees, stock-based awards with similar underlying common stock are also recorded in Redeemable common stock.

Once it is probable that the put becomes exercisable, it is accounted for as an award modification and is required to be liability-classified. The Company records an incremental expense measured as the excess, if any, of the fair value of the modified award over the amount previously recognized. These liability awards are remeasured at their fair market value, or redemption value, as of each reporting period through the date of settlement, which is generally the first fiscal quarter following termination. There were no 2015 terminations that triggered the put right and, therefore, met the criteria for liability treatment. As such, there was no impact on current fiscal year stock-based compensation costs.

Company Call Option—The Company also has the right—but not the obligation—to require employees to sell purchased shares back to the Company when they terminate employment. If the Company determines it is likely to exercise the call right prior to an employee bearing the risks and rewards of ownership for a reasonable period of time, generally six months, the awards that have been vested for less than six months (“immature shares”) are required to be liability-classified. The Company records an incremental expense measured as the excess, if any, of the fair value of the liability award over the amount previously recognized. These liability awards are remeasured at their fair market value, or redemption value, as of each reporting period through the date of settlement, which is generally the first fiscal quarter following termination. There was one 2015 termination in which the Company believed it was probable that it would exercise its call right and, therefore, met the criteria for liability treatment with minimum impact on the current fiscal year stock-based compensation expense. As of January 2, 2016, an award liability totaling $0.6 million was reclassified out of Redeemable common stock and into accrued expenses and other current liabilities.

The Company measures compensation expense for share-based equity awards at fair value at the date of grant, and it recognizes compensation expense over the service period for share-based awards expected to vest. Total compensation expense related to share-based payment arrangements was $16 million, $12 million and $8 million for fiscal years 2015, 2014 and 2013, respectively. No share-based compensation cost was capitalized as part of the cost of an asset during those years. The total income tax benefit recorded in the Consolidated Statement of Comprehensive Income (Loss) was $6 million, $4 million, and $3 million during fiscal years 2015, 2014, and 2013, respectively.

Redeemable Common Stock Issuances—Certain employees have purchased shares of common stock, pursuant to a management stockholder’s agreement associated with the Stock Incentive Plan. These shares are subject to the terms and conditions (including certain restrictions) of each management stockholder’s agreement, other documents signed at the time of purchase, as well as transfer limitations under the applicable law. The Company measures fair value of the shares on a quarterly basis, using the combination of a market approach and an income approach. The share price determined for a particular quarter end is the price at which employee purchases and Company repurchases are made the following quarter.

In fiscal year 2015, employees bought stock at $16.20 per share. In fiscal year 2014, there were no employee purchases or Company repurchases of common stock held by employees. In fiscal year 2013, employees bought stock at $16.20 per share.

Common stock purchased by employees is contingently redeemable and as a result are accounted for as Redeemable common stock. The amount of Redeemable common stock ascribed to such common stock, net of any shareholder loans, was $25 million, $31 million and $31 million at January 2, 2016, December 27, 2014 and December 28, 2013, respectively. See Note 2, Redeemable Common Stock for further discussion.

Stock Option Awards—The Company granted to certain employees Time Options and Performance Options (collectively the “Options”) to purchase common shares. These Options are subject to the restrictions set forth in the Stock Option Agreements. Shares purchased pursuant to option exercises would be governed by the restrictions in the Stock Incentive Plan and management stockholder’s agreements. The Options also contain certain anti-dilution protection provisions.

Stock option awards are accounted for as Redeemable common stock as a result of the underlying common stock being contingently redeemable. The amount of Redeemable common stock ascribed to stock option awards was $0 for all periods reported because the strike price of the stock option awards was equal to the fair value at date of grant. See Note 2, Redeemable Common Stock for further discussion.

The Time Options vest and become exercisable ratably over periods of four to five years. This happens either on the anniversary date of the grant or the last day of each fiscal year, beginning with the fiscal year issued. In fiscal 2015, 2014, and 2013, the Company recognized $3 million, $3 million, and $2 million, respectively, in compensation expense related to Time Options.

The Performance Options also vest and become exercisable ratably over four to five years, either on the anniversary date of the grant or the last day of each fiscal year (beginning with the fiscal year issued), provided that the Company achieves an annual operating performance target as defined in the applicable stock option agreements (“Stock Option Agreements”). The Stock Option Agreements also provide for “catch-up vesting” of the Performance Options, if an annual operating performance target is not achieved, but a cumulative operating performance target is achieved. During fiscal year 2012, the Company changed its policy for granting Performance Options. The award agreements no longer included performance targets for all years covered by the agreement. Instead, the Company established annual and cumulative targets for each year at the beginning of each respective fiscal year. In this case, the grant date under GAAP is not determined until the performance target for the related options is known.

The Company achieved the annual and cumulative performance targets in fiscal year 2015 and recorded a compensation charge of $5 million for the Performance Options. The charge consisted of $3 million relating to fiscal year 2015 and $2 million related Performance Options granted in fiscal years 2013, 2012 and 2011, which met cumulative performance targets in 2015. The Company achieved the annual performance target in fiscal year 2014 and recorded a compensation charge of $4 million for the Performance Options relating to fiscal year 2014. The Company did not achieve the annual performance target in fiscal year 2013. The fiscal year 2012 annual operating performance target was modified in fiscal year 2013, and the Company recorded a compensation charge of $2 million in fiscal year 2013 for the Performance Options relating to fiscal year 2012.

The Options are nonqualified options, with exercise prices equal to the estimated value of a share of common stock at the date of the grant. The Options have exercise prices ranging from $12.15 to $18.23 per share and generally have a 10-year life. The fair value of each option award is estimated as of the date of grant using a Black-Scholes option-pricing model.

The weighted-average assumptions for options granted in fiscal years 2015 and 2013 are included in the following table. No options were granted in fiscal year 2014.

	2015	2013
Expected volatility	36.6%	35.0%
Expected dividends	—	—
Risk-free interest rate	1.6%	1.0%
Expected term (in years)	4.8	6.3

Expected volatility is calculated based on the historical volatility of public companies similar to US Foods. The assumed dividend yield is zero, because the Company has not historically paid dividends. However, as further discussed in Note 24, Subsequent Events, the Company did pay a special cash distribution in January 2016, which is considered one-time in nature. The risk-free interest rate is the implied zero-coupon yield for U.S. Treasury securities having a maturity approximately equal to the expected term, as of the grant date. Due to a lack of relevant historical data, the simplified approach was used to determine the expected term of the options.

The summary of Options outstanding and changes during fiscal year 2015 are presented below.

	Time Options	Performance Options	Total Options	Weighted- Average Fair Value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Years
Outstanding at December 27, 2014	4,552,857	3,758,943	8,311,800	$5.10	$13.85
Granted	886,513	690,989	1,577,502	$6.91	$17.28
Exercised	(773,696)	(682,920)	(1,456,616)	$4.99	$13.58
Forfeited	(282,786)	(305,222)	(588,008)	$5.69	$15.79

Outstanding at January 2, 2016	4,382,888	3,461,790	7,844,678	$5.45	$14.76	5.3

Vested and exercisable at January 2, 2016	3,147,695	2,924,367	6,072,063	$5.04	$13.61	4.3

The weighted-average grant date fair value of options granted in fiscal years 2015 and 2013 was $6.91 and $6.00, respectively. There were no options granted in fiscal year 2014. In fiscal years 2015, 2014 and 2013, the Company recorded $8 million, $7 million and $4 million, respectively, in compensation expense related to the Options. The stock compensation expense—representing the fair value of stock options vested during the year—is reflected in our Consolidated Statements of Comprehensive Income (Loss) in Distribution, selling and administrative costs. During fiscal year 2015, 773,696 Time Options and 682,920 Performance Options were exercised by terminating employees for a cash outflow of $6 million, representing the excess of fair value over exercise price. During fiscal year 2014, 4,444 Time Options and 3,703 Performance Options were exercised by terminating employees for a minimal cash outflow, representing the excess of fair value over exercise price. During fiscal year 2013, 457,026 Time Options and 457,026 Performance Options were exercised by terminating employees for a cash outflow of $2 million, representing the excess of fair value over exercise price.

As of January 2, 2016, there was $8 million of total unrecognized compensation costs related to 2 million nonvested Options expected to vest under the Stock Option Agreements. That cost is expected to be recognized over a weighted-average period of three years.

The December 27, 2014 Performance Options presented in the prior table have been recast to conform with the current year presentation of options which have reached a grant date. As of January 2, 2016, there were 1 million Performance Options that have been promised to employees for which performance targets have not been set.

Restricted Shares—No Restricted Shares (“Restricted Shares”) were issued in fiscal year 2015 or 2014. Certain employees of the Company received 138,889 Restricted Shares in fiscal year 2013. These shares were granted under the Stock Incentive Plan and contain non-forfeitable dividend rights. Restricted Shares vest and become exercisable ratably over periods of primarily two to five years.

Restricted Shares are accounted for as Redeemable common stock as a result of the underlying common stock being contingently redeemable. The amount of Redeemable common stock ascribed to vested Restricted Shares was $4 million, $6 million and $6 million at January 2, 2016, December 27, 2014 and December 28, 2013, respectively. See Note 2, Redeemable Common Stock for further discussion.

The summary of nonvested Restricted Shares outstanding and changes during fiscal year 2015 is presented below:

	Restricted Shares	Weighted- Average Fair Value
Nonvested at December 27, 2014	64,959	$15.71
Granted	—	$—
Vested	(49,095)	$15.57
Forfeited	(8,827)	$15.98

Nonvested at January 2, 2016	7,037	$16.20

The weighted-average grant date fair value for Restricted Shares granted in 2013 was $16.20. Expense of $1 million and $3 million related to the Restricted Shares was recorded in Distribution, selling and administrative costs during fiscal years 2015 and 2013, respectively. The 2014 expense related to the Restricted Shares of $1 million was offset by an adjustment of prior year expense.

At January 2, 2016, there was $0.1 million of unrecognized compensation cost related to the Restricted Shares that we expect to recognize over a weighted-average period of one year.

Restricted Stock Units—Beginning in 2013, certain employees of the Company received Time Restricted Stock Units and Performance Restricted Stock Units (collectively the “RSUs”) granted pursuant to the Stock Incentive Plan. The RSUs also contain certain anti-dilution protection provisions. Time RSUs generally vest and become exercisable ratably over four years, starting on the anniversary date of grant. In fiscal years 2015, 2014, and 2013, the Company recognized $3 million, $2 million, and $1 million, respectively in compensation expense related to Time RSUs.

Performance RSUs also vest and become exercisable ratably over four years either on the anniversary date of the grant or the last day of each fiscal year (beginning with the fiscal year issued), provided that the Company achieves an annual operating performance target as defined in the applicable restricted stock unit agreements (“Restricted Stock Unit Agreements”). The Restricted Stock Unit Agreements also provide for “catch-up vesting” of the Performance RSU’s if an annual operating performance target is not achieved, but a cumulative operating performance target is achieved. Similar to options, the RSU award agreements do not include performance targets for all years covered by the Restricted Stock Unit Agreement. Instead, the Company established annual targets for each year at the beginning of each fiscal year. In this case, the grant date under GAAP is not determined until the performance target for the related Performance RSU is known.

The Company achieved the annual and cumulative operating performance targets in 2015 and recorded a compensation charge of $4 million. The charge consisted of $3 million relating to fiscal year 2015 and $1 million related to Performance RSUs granted in 2013 which met cumulative performance targets in 2015. The Company achieved the annual operating performance target in 2014 and recorded a compensation charge of $3 million in 2014 for the Performance RSU’s. The Company did not achieve the annual operating performance target for 2013 and, accordingly, did not record a compensation charge for the Performance RSU’s in 2013. Prior to 2013, there were no RSUs issued or outstanding under the Stock Incentive Plan.

RSU’s are accounted for as Redeemable common stock as a result of the underlying common shares being contingently redeemable. The amount of Redeemable common stock ascribed to RSU’s was $10 million, $6 million and $1 million at January 2, 2016, December 27, 2014 and December 28, 2013. See Note 2, Redeemable Common Stock for further discussion.

The summary of nonvested Restricted Stock Units as of January 2, 2016, and changes during the fiscal year then ended presented below.

	Time Restricted Stock Units	Performance Restricted Stock Units	Total Restricted Stock Units	Weighted- Average Fair Value
Nonvested at December 27, 2014	409,765	190,872	600,637	$16.20
Granted	361,908	185,947	547,855	$17.87
Vested	(213,866)	(90,409)	(304,275)	$16.20
Forfeited	(55,038)	(51,683)	(106,721)	$16.30

Nonvested at January 2, 2016	502,769	234,727	737,496	$17.41

The weighted-average grant date fair values for Restricted Stock Units granted in fiscal year 2015 was $17.87. Expense of $7 million, $5 million and $1 million related to the Restricted Stock Units was recorded in Distribution, selling and administrative costs during fiscal years 2015, 2014 and 2013, respectively.

At January 2, 2016, there was $8 million of unrecognized compensation cost related to 0.7 million Restricted Stock Units that we expect to recognize over a weighted-average period of three years.

The December 27, 2014 Performance RSUs presented in the prior table have been recast to conform with the current year presentation of units which have reached a grant date. As of January 2, 2016, there was 0.2 million Performance RSUs that have been promised to employees for which performance targets have not been set.

Equity Appreciation Rights—The Company has an Equity Appreciation Rights (“EAR”) Plan for certain employees. Each EAR represents one phantom share of US Foods common stock. The EARs also contain certain anti-dilution protection provisions. The EARs become vested and payable, primarily, at the time of a qualified public offering of equity shares, at the time of involuntary termination, or a change in control, as defined in the agreement. EARs are forfeited upon voluntary termination of the participant’s employment with the Company. The EARs will be settled in cash upon vesting and, accordingly, are considered liability instruments. No EARs were granted during fiscal years 2015, 2014 and 2013. As of January 2, 2016, there were a total of 513,074 EARs outstanding with a weighted average exercise price of $13.45 per share.

As the EARs are liability instruments, the fair value of the vested awards is re-measured each reporting period until the award is settled. Since vesting is contingent upon performance conditions currently not considered probable, no compensation costs have been recorded to date for the outstanding EARs.

Redeemable Common Stock—The summary of changes in Redeemable common stock during fiscal years 2015, 2014 and 2013 is presented below (dollars in thousands).

	Number of Shares	Dollars	Management Loans	Total Redeemable Common Stock
BALANCE—December 29, 2012	2,771,170	38,548	(358)	38,190
Issuance of Redeemable common stock	1,063,159	14,092	—	14,092
Redeemable common stock repurchased	(1,233,033)	(18,377)	123	(18,254)
Payments on management loans	—	—	68	68
Share-based compensation expense for Redeemable common stock awards	—	3,827	—	3,827

BALANCE—December 28, 2013	2,601,296	38,090	(167)	37,923
Issuance of Redeemable common stock	193,089	169	—	169
Redeemable common stock repurchased	(40,206)	(744)	—	(744)
Payments on management loans	—	—	167	167
Share-based compensation expense for Redeemable common stock awards	—	5,169	—	5,169

BALANCE—December 27, 2014	2,754,179	$42,684	$—	$42,684
Issuance of Redeemable common stock	1,720,923	20,478	—	20,478
Redeemable common stock repurchased	(2,116,483)	(31,878)	—	(31,878)
Reclassification to award liability	—	(619)	—	(619)
Payments on management loans	—	—	—
Share-based compensation expense for Redeemable common stock awards	—	7,776	—	7,776

BALANCE—January 2, 2016	2,358,619	$38,441	$—	$38,441

At January 2, 2016, the number of shares included in Redeemable common stock was 1,797,987 for common stock held by management and key employees, 335,614 restricted shares and 225,018 RSUs, respectively.

16.	LEASES

The Company leases various warehouse and office facilities and certain equipment under operating and capital lease agreements that expire at various dates and in some instances contain renewal provisions. The Company expenses operating lease costs, including any scheduled rent increases, rent holidays or landlord concessions—on a straight-line basis over the lease term. The Company also has an unfunded lease obligation on a distribution facility through 2023.

Future minimum lease payments under the above mentioned noncancelable lease agreements, together with contractual sublease income, as of January 2, 2016, are as follows (in thousands):

	Unfunded Lease Obligation	Capital Leases	Operating Leases	Sublease Income	Net
2016	$4,269	$51,022	$31,922	$(1,026)	$86,187
2017	4,269	51,121	29,146	(884)	83,652
2018	4,269	68,996	24,603	(6)	97,862
2019	4,663	47,334	24,099	—	76,096
2020	4,809	38,784	20,469	—	64,062
Thereafter	14,428	46,348	35,397	—	96,173

Total minimum lease payments (receipts)	36,707	303,605	$165,636	$(1,916)	$504,032

Less amount representing interest	(9,704)	(33,199)

Present value of minimum lease payments	$27,003	$270,406

Total operating lease expense, included in Distribution, selling and administrative costs in the Company’s Consolidated Statements of Comprehensive Income (Loss) was $44 million in each of the fiscal years 2015, 2014 and 2013.

17.	RETIREMENT PLANS

The Company has defined benefit and defined contribution retirement plans for its employees. Also, the Company contributes to various multiemployer plans under collective bargaining agreements and provides certain health care benefits to eligible retirees and their dependents.

Company Sponsored Defined Benefit Plans—The Company maintains several qualified retirement plans and a nonqualified retirement plan (“Retirement Plans”) that pay benefits to certain employees at retirement, using formulas based on a participant’s years of service and compensation. In addition, the Company maintains postretirement health and welfare plans for certain employees, of which components are included in the tables below under Other postretirement plans. Amounts related to defined benefit plans recognized in the consolidated financial statements are determined on an actuarial basis.

The components of net pension and other postretirement benefit costs (credits) for the last three fiscal years were as follows (in thousands):

	Pension Benefits
	2015	2014	2013
Components of net periodic pension cost:
Service cost	$32,582	$27,729	$32,773
Interest cost	39,628	37,468	33,707
Expected return on plan assets	(54,881)	(47,396)	(42,036)
Amortization of prior service cost	195	198	198
Amortization of net loss	10,394	2,294	13,288
Settlements	3,358	2,370	1,778
Special termination benefit	422	—	—

Net periodic pension costs	$31,698	$22,663	$39,708

	Other Postretirement Plans
	2015	2014	2013
Components of net periodic postretirement benefit costs:
Service cost	$37	$79	$153
Interest cost	264	318	431
Amortization of prior service credit	(62)	(334)	—
Amortization of net loss (gain)	14	(75)	112
Curtailment gain	—	(2,096)	—

Net periodic other postretirement benefit costs (credits)	$253	$(2,108)	$696

Net periodic pension costs for fiscal years 2015, 2014, and 2013 includes $3 million, $2 million, and $2 million, respectively, of settlement charges resulting from lump-sum payments to former employees participating in several Company sponsored pension plans. The net periodic other postretirement benefit credits for fiscal year 2014 includes a $2 million curtailment gain resulting from a labor negotiation that eliminated postretirement medical coverage for substantially all active participants in one plan.

Changes in plan assets and benefit obligations recorded in Other comprehensive income (loss) for pension and Other postretirement benefits for the last three fiscal years were as follows (in thousands):

	Pension Benefits
	2015	2014	2013
Changes recognized in other comprehensive income (loss):
Actuarial (loss) gain	$(3,171)	$(160,345)	$112,816
Curtailment	73,191	—	—
Amortization of prior service cost	195	198	198
Amortization of net loss	10,394	2,294	13,288
Settlements	3,358	2,370	1,778

Net amount recognized	$83,967	$(155,483)	$128,080

	Other Postretirement Plans
	2015	2014	2013
Changes recognized in other comprehensive income (loss):
Actuarial gain (loss)	$1,035	$(986)	2,198
Prior service (cost) credit	(1,291)	3,612	—
Amortization of prior service credit	(62)	(334)	—
Amortization of net loss (gain)	14	(75)	112
Curtailment	—	(2,096)	—

Net amount recognized	$(304)	$121	$2,310

The funded status of the defined benefit plans for the last three fiscal years was as follows (in thousands):

	Pension Benefits
	2015	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of period	$970,469	$733,752	$795,989
Service cost	32,582	27,729	32,773
Interest cost	39,628	37,468	33,707
Actuarial (gain) loss	(73,282)	199,807	(98,962)
Curtailment	(73,191)	—	—
Settlements	(15,287)	(11,517)	(13,186)
Special termination benefit	422	—	—
Benefit disbursements	(18,455)	(16,770)	(16,569)

Benefit obligation at end of period	862,886	970,469	733,752

Change in plan assets:
Fair value of plan assets at beginning of period	749,166	641,749	566,768
Return on plan assets	(21,572)	86,857	55,890
Employer contribution	48,489	48,847	48,846
Settlements	(15,287)	(11,517)	(13,186)
Benefit disbursements	(18,455)	(16,770)	(16,569)

Fair value of plan assets at end of period	742,341	749,166	641,749

Net amount recognized	$(120,545)	$(221,303)	$(92,003)

	Other Postretirement Plans
	2015	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of period	$6,789	$9,375	$11,357
Service cost	37	79	153
Interest cost	264	318	431
Employee contributions	209	215	219
Actuarial (gain) loss	(1,035)	986	(2,198)
Curtailment	—	(3,612)	—
Plan amendment	1,291	—	—
Benefit disbursements	(581)	(572)	(587)

Benefit obligation at end of period	6,974	6,789	9,375

Change in plan assets:
Fair value of plan assets at beginning of period	—	—	—
Employer contribution	372	357	369
Employee contributions	209	215	219
Benefit disbursements	(581)	(572)	(587)

Fair value of plan assets at end of period	—	—	—

Net amount recognized	$(6,974)	$(6,789)	$(9,375)

Effective September 30, 2015, non-union participants’ benefits of a Company sponsored defined benefit pension plan were frozen, resulting in a reduction in the benefit obligation included in Other long term liabilities of approximately $91 million, including a $73 million curtailment, with a corresponding decrease to Accumulated other comprehensive loss. At the remeasurement date, the plan’s net loss included in Accumulated other comprehensive loss exceeded the reduction in the plan’s benefit obligation and, accordingly, no net curtailment gain or loss was recognized. As a result of the plan freeze, actuarial gains and losses will be amortized over the average remaining life expectancy of inactive participants rather than the average remaining service lives of active participants.

For the defined benefit pension plans, the fiscal year 2015 actuarial gain of $73 million was primarily due to an increase in the discount rates.

	Pension Benefits
	2015	2014	2013
Amounts recognized in the consolidated balance sheets consist of the following:
Accrued benefit obligation—current	$(546)	$(453)	$(401)
Accrued benefit obligation—noncurrent	(119,999)	(220,850)	(91,602)

Net amount recognized in the consolidated balance sheets	$(120,545)	$(221,303)	$(92,003)

Amounts recognized in Accumulated other comprehensive loss consist of the following:
Prior service cost	$(438)	$(634)	$(832)
Net loss	(147,675)	(231,446)	(75,765)

Net loss recognized in Accumulated other comprehensive loss	$(148,113)	$(232,080)	$(76,597)

Additional information:
Accumulated benefit obligation	$854,858	$888,937	$679,225
Unfunded prepaid ( accrued) pension cost	27,568	10,777	(15,406)

	Other Postretirement Plans
	2015	2014	2013
Amounts recognized in the consolidated balance sheets consist of the following:
Accrued benefit obligation—current	$(525)	$(533)	$(583)
Accrued benefit obligation—noncurrent	(6,449)	(6,256)	(8,792)

Net amount recognized in the consolidated balance sheets	$(6,974)	$(6,789)	$(9,375)

Amounts recognized in Accumulated other comprehensive loss consist of the following:
Net gain	$1,064	$1,368	$1,247

Net gain recognized in Accumulated other comprehensive income	$1,064	$1,368	$1,247

Additional information—unfunded accrued benefit cost	$(8,038)	$(8,157)	$(10,622)

	Pension Benefits	Other Postretirement Benefits
Amounts expected to be amortized from Accumulated other comprehensive loss in the next fiscal year:
Net loss (gain)	$7,210	$(71)
Prior service cost	157	6

Net expected to be amortized	$7,367	$(65)

Weighted average assumptions used to determine benefit obligations at period-end and net pension costs for the last three fiscal years were as follows:

	Pension Benefits
	2015	2014	2013
Benefit obligation:
Discount rate	4.64%	4.25%	5.19%
Annual compensation increase	3.60%	3.60%	3.60%
Net cost:
Discount rate	4.25%	5.19%	4.29%
Expected return on plan assets	7.00%	7.25%	7.25%
Annual compensation increase	3.60%	3.60%	3.60%

	Other Postretirement Plans
	2015	2014	2013
Benefit obligation—discount rate	4.40%	4.05%	4.80%
Net cost—discount rate	4.05%	4.80%	3.90%

The measurement dates for the pension and other postretirement benefit plans were December 31, 2015, December 27, 2014 and December 28, 2013.

A health care cost trend rate is used in the calculations of postretirement medical benefit plan obligations. The assumed healthcare trend rates for the last three fiscal years were as follows:

	2015	2014	2013
Immediate rate	7.40%	7.10%	7.30%
Ultimate trend rate	4.50%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2038	2028	2028

A 1% change in the rate would result in a change to the postretirement medical plan obligation of less than $1 million. Retirees covered under these plans are responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

In determining the discount rate, the Company determines the implied rate of return on a hypothetical portfolio of high-quality fixed-income investments, for which the timing and amount of cash outflows approximates the estimated pension plan payouts. The discount rate assumption is reviewed annually and revised as appropriate.

The expected long-term rate of return on plan assets is derived from a mathematical asset model. This model incorporates assumptions on the various asset class returns, reflecting a combination of historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. The rate of return assumption is reviewed annually and revised as deemed appropriate.

The investment objective for our Company sponsored plans is to provide a common investment platform. Investment managers—overseen by our Retirement Administration Committee—are expected to adopt and maintain an asset allocation strategy for the plans’ assets designed to address the Retirement Plans’ liability structure. The Company has developed an asset allocation policy and rebalancing policy. We review the major asset classes, through consultation with investment consultants, at least quarterly to determine if the plan assets are performing as expected. The Company’s 2015 strategy targeted a mix of 50% equity securities and 50% long-term debt securities and cash equivalents. The actual mix of investments at January 2, 2016, was 51% equity securities and 49% long-term debt securities and cash equivalents. The Company plans to manage the actual mix of investments to achieve its target mix.

The Company has retrospectively adopted ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share. The three-tier fair value hierarchy now excludes certain investments which are valued using net asset value as a practical expedient. See Note 10, Fair Value Measurements for a detailed description of the three-tier fair value hierarchy.

The following table (in thousands) sets forth the fair value of our defined benefit plans’ assets by asset fair value hierarchy level.

	Asset Fair Value as of January 2, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,576	$—	$—	$4,576
Mutual funds:
Domestic equities	33,033	—	—	33,033
International equities	26,760	—	—	26,760
Long-term debt securities:
Corporate debt securities:
Domestic	—	181,973	—	181,973
International	—	18,000	—	18,000
U.S. government securities	—	143,904	—	143,904
Government agencies securities	—	7,789	—	7,789
Other	—	3,216	—	3,216

	$64,369	$354,882	$—	419,251

Common collective trust funds:
Cash equivalents				5,272
Domestic equities				264,534
International equities				53,284

Total investments measured at NAV as a practical expedient				323,090

Total defined benefit plans’ assets				$742,341

	Asset Fair Value as of December 27, 2014
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,800	$—	$—	$5,800
Mutual funds:
Domestic equities	32,348	—	—	32,348
International equities	23,199	—	—	23,199
Long-term debt securities:
Corporate debt securities:
Domestic	—	199,500	—	199,500
International	—	25,633	—	25,633
U.S. government securities	—	136,048	—	136,048
Government agencies securities	—	10,270	—	10,270
Other	—	4,070	—	4,070

	$61,347	$375,521	$—	436,868

Common collective trust funds:
Cash equivalents				3,897
Domestic equities				259,627
International equities				48,774

Total investments measured at NAV as a practical expedient				312,298

Total defined benefit plans’ assets				$749,166

A description of the valuation methodologies used for assets measured at fair value is as follows:

•	Cash and cash equivalents are valued at original cost plus accrued interest.

•	Common collective trust funds are valued at the net asset value of the shares held at the end of the reporting period. This class represents investments in actively managed, common collective trust funds that invest primarily in equity securities, which may include common stocks, options and futures. Investments are valued at the net asset value per share, multiplied by the number of shares held as of the measurement date.

•	Mutual funds are valued at the closing price reported on the active market on which individual funds are traded.

•	Long-term debt securities are valued at the estimated price a dealer will pay for the individual securities.

Estimated future benefit payments, under Company sponsored plans as of January 2, 2016, were as follows (in thousands):

	Pension Benefits	Postretirement Plans
2016	$35,998	$525
2017	37,885	540
2018	37,339	555
2019	41,060	553
2020	42,313	544
Subsequent five years	221,289	2,599

Estimated required and discretionary contributions expected to be contributed by the Company to the Retirement Plans in fiscal year 2016 total $36 million.

Other Company Sponsored Benefit Plans—Employees are eligible to participate in a defined contribution 401(k) Plan which provides that under certain circumstances the Company may make matching contributions. In fiscal years 2013 and 2014 and through the fiscal third quarter of 2015, Company matching contributions were 50% of the first 6% of a participant’s compensation. Effective the first day of the Company’s fiscal fourth quarter of 2015, the 401(k) Plan was amended to provide for Company matching contributions of 100% of the first 3% of a participant’s compensation and 50% of the next 2% of a participant’s compensation, for a maximum Company matching contribution of 4%. The Company’s contributions to this plan were $32 million, $26 million and $25 million in fiscal years 2015, 2014 and 2013, respectively. The Company, at its discretion, may make additional contributions to the 401(k) Plan. The Company made no discretionary contributions under the 401(k) plan in fiscal years 2015, 2014 and 2013.

Multiemployer Pension Plans—The Company contributes to numerous multiemployer pension plans under the terms of collective bargaining agreements that cover certain of its union-represented employees. The Company does not administer these multiemployer pension plans.

The risks of participating in multiemployer pension plans differ from traditional single-employer defined benefit plans as follows:

•	Assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to the employees of other participating employers.

•	If a participating employer stops contributing to a multiemployer pension plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•	If the Company elects to stop participation in a multiemployer pension plan, it may be required to pay a withdrawal liability based upon the underfunded status of the plan.

The Company’s participation in multiemployer pension plans for the year ended January 2, 2016, is outlined in the tables below. The Company considers significant plans to be those plans to which the Company contributed more than 5% of total contributions to the plan in a given plan year, or for which the Company believes its estimated withdrawal liability—should it decide to voluntarily withdraw from the plan—may be material to the Company. For each plan that is considered individually significant to the Company, the following information is provided:

•	The EIN/Plan Number column provides the Employee Identification Number (“EIN”) and the three-digit plan number (“PN”) assigned to a plan by the Internal Revenue Service.

•	The most recent Pension Protection Act (“PPA”) zone status available for 2015 and 2014 is for the plan years beginning in 2015 and 2014, respectively. The zone status is based on information provided to participating employers by each plan and is certified by the plan’s actuary. A plan in the red zone has been determined to be in critical status, based on criteria established under the Internal Revenue Code (the “Code”), and is generally less than 65% funded. A plan in the yellow zone has been determined to be in endangered status, based on criteria established under the Code, and is generally less than 80% but more than 65% funded. A plan in the green zone has been determined to be neither in critical status nor in endangered status, and is generally at least 80% funded.

•	The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented. In addition to regular plan contributions, participating employers may be subject to a surcharge if the plan is in the red zone.

•	The Surcharge Imposed column indicates whether a surcharge has been imposed on participating employers contributing to the plan.

•	The Expiration Dates column indicates the expiration dates of the collective-bargaining agreements to which the plans are subject.

Pension Fund	EIN/ Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Surcharge Imposed	Expiration Dates
		2015	2014
Central States, Southeast and Southwest Areas Pension Fund	36-6044243/001	Red	Red	Implemented	No	2/28/16 (1) to 3/31/20
Western Conference of Teamsters Pension Trust Fund	91-6145047/001	Green	Green	N/A	No	10/01/15(1) to 09/30/20
Minneapolis Food Distributing Industry Pension Plan	41-6047047/001	Green	Green	Implemented	No	4/1/17
Teamster Pension Trust Fund of Philadelphia and Vicinity	23-1511735/001	Yellow	Yellow	Implemented	No	2/10/18
Truck Drivers & Helpers Local 355 Pension Fund	52-6043608-001	Yellow	Yellow	Implemented	No	3/15/15(2)
Local 703 I.B. of T. Grocery and Food Employees’ Pension Plan	36-6491473/001	Green	Green	N/A	No	6/30/18
United Teamsters Trust Fund A	13-5660513/001	Yellow	Yellow	Implemented	No	5/30/19
Warehouse Employees Local 169 and Employers Joint Pension Fund	23-6230368/001	Red	Red	Implemented	No	2/10/18
Warehouse Employees Local No. 570 Pension Fund	52-6048848/001	Green	Green	N/A	No	3/15/15(2)
Local 705 I.B. of T. Pension Trust Fund	36-6492502/001	Red	Red	Implemented	No	12/29/18

(1)	The collective bargaining agreement for this pension fund is operating under terms of the old agreement or an extension.
(2)	The Company is currently engaged in discussions with unions representing certain employees regarding its tentative decision to close a distribution facility. The collective bargaining agreement for these pension funds are operating under terms of the old agreements.

The following table provides information about the Company’s contributions to its multiemployer pension plans. For plans that are not individually significant to the Company, the total amount of USF contributions is aggregated.

	USF Contribution(1)(2) (in thousands)			USF Contributions Exceed 5% of Total Plan Contributions(3)
Pension Fund	2015	2014	2013	2014	2013
Central States, Southeast and Southwest Areas Pension Fund	$4,115	$3,930	$3,908	No	No
Western Conference of Teamsters Pension Trust Fund	10,227	9,761	9,249	No	No
Minneapolis Food Distributing Industry Pension Plan	5,200	5,026	4,565	Yes	Yes
Teamster Pension Trust Fund of Philadelphia and Vicinity	3,461	3,163	2,939	No	No
Truck Drivers and Helpers Local 355 Pension Fund	1,321	1,373	1,428	Yes	Yes
Local 703 I.B. of T. Grocery and Food Employees’ Pension Plan	1,366	1,282	1,036	Yes	Yes
United Teamsters Trust Fund A	1,554	1,537	1,816	Yes	Yes
Warehouse Employees Local 169 and Employers Joint Pension Fund	897	907	981	Yes	Yes
Warehouse Employees Local No. 570 Pension Fund	908	863	929	Yes	Yes
Local 705 I.B. of T. Pension Trust Fund	2,729	2,479	2,189	No	No
Other Funds	1,852	1,723	1,818	—	—

	$33,630	$32,044	$30,858

(1)	Contributions made to these plans during the Company’s fiscal year, which may not coincide with the plans’ fiscal years.
(2)	Contributions do not include payments related to multiemployer pension withdrawals as described in Note 13, Restructuring Liabilities.
(3)	Indicates whether the Company was listed in the respective multiemployer plan Form 5500 for the applicable plan year as having made more than 5% of total contributions to the plan.

The Company reached a settlement with Central States consisting of a $97 million cash payment made on December 30, 2015. This Central States settlement relieves the Company of its participation in the “legacy” Central States plan and its associated legacy off balance sheet withdrawal liability. It also settled the residual withdrawal liability related to the Eagan, Minnesota and Fairfield, Ohio closed facilities, and resolved the outstanding litigation related to the Eagan Labor Dispute, as further discussed in Note 21, Commitments and Contingencies. This settlement commenced the Company’s participation in the “Hybrid” Central States Plan, which adopted an alternative method for determining an employer’s unfunded obligation that would limit USF’s funding obligations to the pension fund in the future. Accordingly, the Company agreed to future annual minimum contribution payments through 2023 of no less than 90% of the 2015 contributions for the ongoing operations under the related facilities’ union contracts.

If the Company elected to voluntarily withdraw from further multiemployer pension plans, it would be responsible for its proportionate share of the plan’s unfunded vested liability. Based on the latest information available from plan administrators, the Company estimates its aggregate withdrawal liability from the multiemployer pension plans in which it participates to be approximately $105 million as of

January 2, 2016. This estimate excludes $86 million of multiemployer pension plan withdrawal liabilities recorded in the Company’s Consolidated Balance Sheet as of January 2, 2016 (unaffected by the Central States settlement), including $50 million for the tentative closure of the Baltimore facility and $36 million for facilities closed prior to 2015—See Note 13, Restructuring Liabilities. Actual withdrawal liabilities incurred by the Company—if it were to withdraw from one or more plans—could be materially different from the estimates noted here, based on better or more timely information from plan administrators or other changes affecting the respective plan’s funded status.

18.	EARNINGS (LOSS) PER SHARE

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share, which requires that non-vested restricted stock containing non-forfeitable dividend rights should be treated as participating securities pursuant to the two-class method. Under the two-class method, net income is reduced by the amount of dividends declared in the period for common stock and participating securities. The remaining undistributed earnings are then allocated to common stock and participating securities as if all of the net income for the period had been distributed. The amounts of distributed and undistributed earnings allocated to participating securities for the fiscal years 2015, 2014 and 2013 were insignificant and did not materially impact the calculation of basic or diluted EPS.

Basic EPS is computed by dividing income or loss available to common stockholders by the weighted average number of shares of common stock, shares in Redeemable common stock (including common stock issuances to key employees, vested restricted shares and vested restricted stock units) and non-vested restricted shares outstanding for the year.

Diluted EPS is computed using the weighted average number of shares of common stock, shares in Redeemable common stock and non-vested restricted shares outstanding for the period, plus the effect of potentially dilutive securities. Stock options and unvested restricted stock units are considered potentially dilutive securities. For fiscal years 2014 and 2013, potentially dilutive securities were not included in the computation because the effect would be antidilutive.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2015	2014	2013
Numerator:
Net income (loss)(in thousands)	$167,518	$(72,914)	$(57,206)

Denominator:
Weighted-average common shares outstanding	169,560,616	169,467,651	169,634,649
Dilutive effect of Share-based awards	1,500,104	—	—

Weighted-average dilutive shares outstanding	171,060,720	169,467,651	169,634,649

Basic earnings (loss) per share	$0.99	$(0.43)	$(0.34)

Diluted earnings (loss) per share	$0.98	$(0.43)	$(0.34)

For fiscal years 2014 and 2013, Share-based awards representing 8,905,333 and 8,286,446 underlying common shares were not included in the computation of diluted earnings (loss) per share because their inclusion would be anti-dilutive.

19.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in Accumulated Other Comprehensive Income (Loss) by component for the last three fiscal years, (in thousands):

Accumulated Other Comprehensive Loss Components	2015	2014	2013
Defined benefit retirement plans:
Balance at beginning of period(1)	$(158,041)	$(2,679)	$(125,642)

Other comprehensive income (loss) before reclassifications	(2,136)	(161,331)	115,014
Current year prior service (cost) credit	(1,291)	3,612	—
Amortization of prior service cost (credit)(2)(3)	133	(136)	198
Amortization of net loss(2) (3)	10,408	2,219	13,400
Settlements(2) (3)	3,358	2,370	1,778
Curtailment (4)	73,191	(2,096)	—

Total before income tax	83,663	(155,362)	130,390
Income tax provision	—	—	7,427

Current period comprehensive income (loss), net of tax	83,663	(155,362)	122,963

Balance at end of period(1)	$(74,378)	$(158,041)	$(2,679)

Interest rate swap derivative cash flow hedge(5):
Balance at beginning of period(1)	$—	$—	$(542)

Other comprehensive loss before reclassifications	—	—	(653)
Amounts reclassified from Other comprehensive income(6)	—	—	2,042

Total before income tax	—	—	1,389
Income tax provision	—	—	847

Current period comprehensive income, net of tax	—	—	542

Balance at end of period(1)	$—	$—	$—

(1)	Amounts are presented net of tax.
(2)	Included in the computation of net periodic benefit costs. See Note, 17 Retirement Plans for additional information.
(3)	Included in Distribution, selling and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss).
(4)	The fiscal year 2015 curtailment is due to freeze of non-union participants’ benefits of a Company sponsored defined benefit pension plan. See Note, 17, Retirement Plans.
(5)	The interest rate swap derivative expired in January 2013.
(6)	Included in Interest Expense-Net in the Consolidated Statements of Comprehensive Income (Loss).

20.	INCOME TAXES

The Income tax provision for the last three fiscal years consisted of the following (in thousands):

	2015	2014	2013
Current:
Federal	$5,307	$(146)	$(64)
State	1,722	311	283

Current Income tax provision	7,029	165	219

Deferred:
Federal	15,117	34,168	28,824
State	2,489	1,635	779

Deferred Income tax provision	17,606	35,803	29,603

Total Income tax provision	$24,635	$35,968	$29,822

The Company’s effective income tax rates for the fiscal years ended January 2, 2016, December 27, 2014 and December 28, 2013 and were 13%, 97% and 109%, respectively. The determination of the Company’s overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in U.S. federal and various state jurisdictions based on enacted tax law, permanent differences between book and tax items, tax credits and the Company’s change in relative contribution to income by each jurisdiction.

The reconciliation of the provisions for income taxes from continuing operations at the U.S. federal statutory income tax rate of 35% to the Company’s income taxes for the last three fiscal is shown below (in thousands). Certain prior period amounts were reclassified to conform to the current period presentation.

	2015	2014	2013
Federal income tax benefit computed at statutory rate	$67,254	$(12,931)	$(9,585)
State income taxes—net of federal income tax benefit	2,776	(1,532)	(2,415)
Stock-based compensation	438	131	5,342
Non-deductible expenses	2,911	2,592	2,153
Change in the valuation allowance for deferred tax assets	(47,531)	54,571	32,445
Net operating loss expirations	1,860	2,019	1,653
Tax credits	—	(8,179)	—
Change in unrecognized tax benefit reserve and liability	(1,946)	(1,003)	158
Other	(1,127)	300	71

Total Income tax provision	$24,635	$35,968	$29,822

Temporary differences and carryforwards that created significant deferred tax assets and liabilities were as follows (in thousands):

	January 2, 2016	December 27, 2014
Deferred tax assets:
Allowance for doubtful accounts	$9,368	$10,794
Accrued employee benefits	33,232	30,689
Restructuring reserves	52,548	29,500
Workers’ compensation, general liability and auto liabilities	64,936	62,493
Deferred income	211	539
Deferred financing costs	7,751	9,466
Pension liability	33,576	72,747
Net operating loss carryforwards	129,973	217,960
Other accrued expenses	25,941	25,300

Total gross deferred tax assets	357,536	459,488
Less valuation allowance	(151,792)	(232,163)

Total net deferred tax assets	205,744	227,325

Deferred tax liabilities:
Property and equipment	(152,181)	(152,622)
Inventories	(22,057)	(17,166)
Intangibles	(487,300)	(487,935)

Total deferred tax liabilities	(661,538)	(657,723)

Net deferred tax liability	$(455,794)	$(430,398)

The net deferred tax liability presented in the Consolidated Balance Sheets was as follows (in thousands). The balance for the year ending January 2, 2016 is presented pursuant to ASU No. 2015-17, which requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

	January 2, 2016	December 27 2014
Current deferred tax liability	$—	$(10,079)
Noncurrent deferred tax liability	(455,794)	(420,319)

Net deferred tax liability	$(455,794)	$(430,398)

As of January 2, 2016 the Company had tax affected federal and state net operating loss carryforwards of $47 million and $83 million, respectively, which will expire at various dates from 2016 to 2035.

The Company’s net operating loss carryforwards expire as follows (in millions):

	Federal	State	Total
2016-2020	$—	$14	$14
2021-2025	—	43	43
2026-2030	14	19	33
2031-2035	33	7	40

	$47	$83	$130

The Company also has federal minimum tax credit carryforwards of approximately $7 million, research and development credit carryforwards of $5 million and other state credit carryforwards of $5 million.

The federal and state net operating loss carryforwards in the income tax returns filed included unrecognized tax benefits taken in prior years. The net operating losses for which a deferred tax asset is recognized for financial statement purposes in accordance with ASC 740 are presented net of these unrecognized tax benefits.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company’s domestic net operating losses and tax credit carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

The Company believes that it is more likely than not that the benefit from certain federal and state net deferred tax assets will not be realized. In recognition of this risk, as of January 2, 2016, the Company has provided a valuation allowance of $62 million and $90 million on the federal and state deferred tax assets, respectively, based upon expected future utilization of these federal and state deferred tax assets. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

A summary of the activity in the valuation allowance for the last three fiscal years is as follows (in thousands):

	2015	2014	2013
Balance at beginning of period	$232,163	$117,227	$128,844
Charged to expense	(47,531)	54,571	32,445
Other comprehensive income	(32,484)	60,340	(43,079)
Other	(356)	25	(983)

Balance at end of period	$151,792	$232,163	$117,227

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company’s effective tax rate in the future.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in federal and state jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company 1) records unrecognized tax benefits as liabilities in accordance with ASC 740, and 2) adjusts these liabilities when the Company’s judgment changes because of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. The Company recognizes an uncertain tax position when it is more likely than not that the position will be sustained upon examination—including resolutions of any related appeals or litigation processes—based on the technical merits.

Reconciliation of the beginning and ending amount of unrecognized tax benefits as of fiscal years 2015, 2014, and 2013 was as follows (in thousands):

Balance at December 29, 2012	$59,627
Gross increases due to positions taken in prior years	46
Gross increases due to positions taken in current year	76
Decreases due to lapses of statute of limitations	(207)
Decreases due to changes in tax rates	(251)

Balance at December 28, 2013	59,291
Gross decreases due to positions taken in prior years	(11,392)
Gross increases due to positions taken in current year	63
Decreases due to lapses of statute of limitations	(362)
Decreases due to changes in tax rates	(1,016)

Balance at December 27, 2014	46,584
Gross decreases due to positions taken in prior years	(4,856)
Gross increases due to positions taken in current year	—
Decreases due to lapses of statute of limitations	(15)
Increases due to changes in tax rates	92
Positions assumed in business acquisition	3,279

Balance at January 2, 2016	$45,084

At this time, the Company does not believe it is reasonably possible that the liability for unrecognized tax benefits will significantly increase or decrease in the next 12 months as a result of the completion of tax audits or as a result of the expiration of the statute of limitations.

Included in the balance of unrecognized tax benefits at the end of fiscal years 2015, 2014 and 2013 was $40 million, $41 million and $53 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits as of those periods was $36 million, $39 million, and $51 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts—primarily deferred taxes.

The Company recognizes interest expense related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of January 2, 2016, December 27, 2014, and December 28, 2013, the Company had accrued interest and penalties of approximately $4 million, $2 million, and $2 million, respectively. The increase in accrued interest and penalties in the period ending January 2, 2016 was primarily related to unrecognized tax benefits assumed in a business acquisition.

The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations. Our 2007 through 2014 U.S. federal tax years, and various state tax years from 2000 through 2014, remain subject to income tax examinations by the relevant taxing authorities. Ahold has indemnified the Company for 2007 Transaction pre-closing consolidated federal and certain combined state income taxes, and the Company is responsible for all other taxes, and interest and penalties.

21.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments—The Company enters into purchase orders with vendors and other parties in the ordinary course of business and has a limited number of purchase contracts with certain vendors that require it to buy a predetermined volume of products. As of January 2, 2016, the Company has $941 million of purchase orders and purchase contract commitments, of which $714 million, $130 million and $97 million pertain to fiscal years 2016, 2017, and 2018, respectively, and are not recorded in the Consolidated Balance Sheets.

To minimize fuel cost risk, the Company enters into forward purchase commitments for a portion of its projected diesel fuel requirements. As of January 2, 2016, the Company had diesel fuel forward purchase commitments totaling $132 million through June 2017. The Company also enters into forward purchase agreements for electricity. As of January 2, 2016, the Company had electricity forward purchase commitments totaling $13 million through March 2018. The Company does not measure its forward purchase commitments for diesel fuel and electricity at fair value as the amounts under contract meet the physical delivery criteria in the normal purchase exception under GAAP guidance.

Florida State Pricing Subpoena—In May 2011, the State of Florida Department of Financial Services issued a subpoena to the Company requesting a broad range of information regarding vendors, logistics/freight as well as pricing, allowances, and rebates that the Company obtained from the sale of products and services for the term of the contract. The subpoena focused on all pricing and rebates earned during this period relative to the Florida Department of Corrections. In 2011, the Company learned of two qui tam suits, filed in Florida state court, against the Company, one of which was filed by a former official in the Florida Department of Corrections. In April 2015, the Company and the State of Florida agreed in principle to a settlement under which the Company would pay $16 million, and the State of Florida would dismiss all complaints, including the two qui tam suits. In June 2015, the parties finalized the settlement agreement and payment was made to the Florida Department of Financial Services.

Eagan Labor Dispute—In 2008, the Company closed its Eagan, Minnesota and Fairfield, Ohio distribution centers, and recorded a liability of approximately $40 million for the related multiemployer pension withdrawal liability, which is payable in monthly installments through November 2023. During the fiscal third quarter of 2011, the Company was assessed an additional $17 million multiemployer pension withdrawal liability for the Eagan facility, the final payment of which was made on April 1, 2015. As further discussed in Note 17, Retirement Plans, the Company settled these items, among others, on December 30, 2015.

Other Legal Proceedings—The Company and its subsidiaries are parties to a number of other legal proceedings arising from the normal course of business. These legal proceedings—whether pending, threatened or unasserted, if decided adversely to or settled by the Company—may result in liabilities material to its financial position, results of operations, or cash flows. The Company recognized provisions with respect to the proceedings where appropriate. These are reflected in the Consolidated Balance Sheets. It is possible that the Company could be required to make expenditures, in excess of the established provisions, in amounts that cannot be reasonably estimated. However, the Company believes that the ultimate resolution of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows. It is the Company’s policy to expense attorney fees as incurred.

Insurance Recoveries—Tornado Loss On April 28, 2014, a tornado damaged a distribution facility and its contents, including building improvements, equipment and inventory. Business from the damaged facility was temporarily transferred to other Company distribution facilities until July 2015, when a new state-of-the-art distribution facility became operational. The Company has insurance coverage on the distribution facility and its contents, as well as business interruption insurance. During fiscal year 2014, the Company received proceeds of $14 million for damaged inventory and property and equipment. In fiscal year 2015, the Company received proceeds of $26 million of which $6 million was recognized as a receivable in 2014. The remaining $20 million of proceeds received and recognized in fiscal 2015 represented the recovery of current and prior year operating costs, for a net $11 million recognized as a benefit in 2015. The timing of and amounts of final insurance settlement is expected in 2016.

The Company classified $3 million and $4 million related to the damaged distribution facility as Cash flows provided by investing activities in fiscal years 2015 and 2014, respectively, in its Consolidated Statements of Cash Flows. The remaining $23 million and $10 million related to damaged inventory and business interruption costs are classified as Cash flows provided by operating activities in fiscal years 2015 and 2014, respectively, in the Consolidated Statements of Cash Flows.

22.	US FOODS HOLDING CORP. CONDENSED FINANCIAL INFORMATION

These condensed parent company financial statements should be read in conjunction with the consolidated financial statements. Under terms of its debt agreements, the net assets of USF, our wholly owned subsidiary are restricted from being transferred to US Foods in the form of loans, advances or dividends—with the exception of income taxes payments, share-based compensation payments and minor administrative costs. As of January 2, 2016, USF had $506 million of restricted payment capacity, and $1,108 million of USF’s net assets were restricted under these covenants. See Note 15, Share-Based Compensation, Redeemable Common Stock Issuances and Redeemable Common Stock for a discussion of the Company’s equity related transactions. Until fiscal year 2015, when it received the $300 million fee in connection with the termination of the Acquisition Agreement, US Foods had no cash accounts, as all cash transactions were recorded at USF. Accordingly, the condensed statement of cash flows has been omitted for fiscal years 2014 and 2013. In the condensed parent company financial statements below, the investment in subsidiary (USF and subsidiaries) is accounted for using the equity method.

Condensed Parent Company Balance Sheets

(In thousands)

	January 2, 2016	December 27, 2014
Assets
Cash and cash equivalents	$300,241	$—
Deferred income taxes	5,400	—
Investment in subsidiary	1,613,851	1,664,716

Total Assets	$1,919,492	$1,664,716

Liabilities and Equity
Intercompany payable	$7,193	$—
Accrued expenses other liabilities	681	—

Total Liabilities	7,874	—

Commitments and contingencies
Redeemable common stock	38,441	42,684

Shareholders’ Equity
Common stock, $.01 par value—600,000 shares authorized	1,667	1,667
Additional paid-in capital	2,292,142	2,292,178
Accumulated deficit	(346,254)	(513,772)
Accumulated other comprehensive loss	(74,378)	(158,041)

Total shareholders’ equity	1,873,177	1,622,032

Total Liabilities and Equity	$1,919,492	$1,664,716

Condensed Parent Company Statements of Comprehensive Income (Loss)

(In thousands)

	Fiscal Years Ended
	January 2, 2016	December 27, 2014	December 28, 2013
Acquisition termination fee	$300,000	$—	$—
Interest income	241	—	—

Income before income taxes	300,241	—	—
Income tax provision	34,340	—	—

Income before equity in net loss of subsidiary	265,901	—	—
Equity in net loss of subsidiary	(98,383)	(72,914)	(57,206)

Net income (loss)	167,518	(72,914)	(57,206)
Other comprehensive income (loss)
Changes in retirement benefit obligations, net of income tax	83,663	(155,362)	122,963
Changes in interest rate swap derivative, net of income tax	—	—	542

Comprehensive income (loss)	$251,181	$(228,276)	$66,299

Condensed Parent Company Statement of Cash Flows

(In thousands)

Fiscal Year Ended January 2, 2016
Cash flows from operating activities:
Net income	$167,518
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiary	98,383
Deferred income tax provision	27,084
Changes in operating assets and liabilities:
Increase in intercompany payable	7,193
Increase in accrued expenses	63

Net increase in cash and cash equivalents	300,241
Cash and cash equivalents—Beginning of year	—

Cash and cash equivalents—End of year	$300,241

23.	BUSINESS SEGMENT INFORMATION

The Company operates in one business segment based on how the Company’s chief operating decision maker—the Chief Executive Officer (the “CEO”)—views the business for purposes of evaluating performance and making operating decisions.

The Company markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. The Company uses a centralized management structure, and its strategies and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. The Company uses shared resources for sales, procurement, and general and administrative activities across each of its distribution centers. The Company’s distribution centers form a single network to reach its customers; it is common for a single customer to make purchases from several different distribution centers. Capital projects—whether for cost savings or generating incremental revenue—are evaluated based on estimated economic returns to the organization as a whole—e.g. net present value, return on investment.

The measure used by the CEO to assess operating performance is Adjusted EBITDA. Adjusted EBITDA is defined as Net income (loss), plus Interest expense—net, Income tax provision, and Depreciation and amortization expense—collectively “EBITDA”—adjusted for: (1) Sponsor fees; (2) Restructuring and tangible asset impairment charges; (3) Share-based compensation expense; (4) the non-cash impact of net LIFO reserve adjustments; (5) Loss on extinguishment of debt; (6) Pension settlements; (7) Business transformation costs; (8) Acquisition-related costs; (9) Acquisition termination fees—net; and (10) Other gains, losses, or charges as specified in the Company’s debt agreements. Costs to optimize and transform the Company’s business are noted as business transformation costs in the table below and are added to EBITDA in arriving at Adjusted EBITDA. Business transformation costs include costs related to significant process and systems redesign in the Company’s replenishment and category management functions; cash & carry retail store strategy; and process and system redesign related to the Company’s sales model.

The aforementioned items are specified as items to add to EBITDA in arriving at Adjusted EBITDA per the Company’s debt agreements and, accordingly, the Company’s management includes such adjustments when assessing the operating performance of the business.

The following is a reconciliation for the last three fiscal years of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net income (loss):

	2015	2014	2013
	(in thousands)
Adjusted EBITDA	$875,195	$866,237	$845,393
Adjustments:
Sponsor fees(1)	(10,136)	(10,438)	(10,302)
Restructuring and tangible asset impairment charges(2)	(172,707)	50	(8,386)
Share-based compensation expense(3)	(15,832)	(11,736)	(8,406)
Net LIFO reserve change(4)	73,882	(60,321)	(11,925)
Loss on extinguishment of debt(5)	—	—	(41,796)
Pension settlements(6)	—	(2,370)	(1,778)
Business transformation costs(7)	(45,583)	(54,135)	(60,800)
Acquisition related costs(8)	(84,472)	(37,905)	(3,522)
Acquisition termination fees—net(9)	287,500	—	—
Other(10)	(31,272)	(25,577)	(31,587)

EBITDA	876,575	663,805	666,891
Interest expense, net	(285,175)	(289,202)	(306,087)
Income tax provision	(24,635)	(35,968)	(29,822)
Depreciation and amortization expense	(399,247)	(411,549)	(388,188)

Net income (loss)	$167,518	$(72,914)	$(57,206)

(1)	Consists of management fees paid to the Sponsors.
(2)	Consists primarily of facility related closing costs, including severance and related costs, tangible asset impairment charges, organizational realignment costs, and estimated multiemployer pension withdrawal liabilities.
(3)	Share-based compensation expense represents costs recorded for vesting of stock option awards, restricted stock and restricted stock units.
(4)	Represents the non-cash impact of net LIFO reserve adjustments.

(5)	Includes fees paid to debt holders, third party costs, early redemption premium, and the write off of old debt facility unamortized debt issuance costs. See Note 11, Debt for a further description of debt refinancing transactions.
(6)	Consists of charges resulting from lump-sum payment settlements to retirees and former employees participating in several USF sponsored pension plans.
(7)	Consists primarily of costs related to significant process and systems redesign across multiple functions.
(8)	Consists of costs related to the Acquisition.
(9)	Consists of net fees received in connection with the termination of the Acquisition Agreement.
(10)	Other includes gains, losses or charges as specified in the Company’s debt agreements. The fiscal year 2015 balance consists primarily of a $16 million litigation settlement cost, and $16 million of brand re-launch and marketing costs, offset by a net insurance benefit of $11 million. The fiscal year 2014 balance includes $16 million of costs subject to coverage under the Company’s insurance policies.

The following table presents the sales mix for the Company’s principal product categories for the last three fiscal years:

	2015	2014	2013
	(in thousands)
Meats and seafood	$8,391,997	$8,326,191	$7,684,396
Dry grocery products	4,123,584	4,152,682	4,275,669
Refrigerated and frozen grocery products	3,582,517	3,463,411	3,446,308
Dairy	2,457,516	2,555,362	2,332,346
Equipment, disposables and supplies	2,171,006	2,132,044	2,133,899
Beverage products	1,279,201	1,263,965	1,309,303
Produce	1,121,711	1,126,146	1,115,257

	$23,127,532	$23,019,801	$22,297,178

No single customer accounted for more than 4% of the Company’s consolidated Net sales for fiscal years 2015, 2014 and 2013. However, customers purchasing through one group purchasing organization accounted for approximately 12%, of consolidated Net sales in fiscal years 2015, 2014 and 2013, respectively.

24.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 29, 2016, the date its consolidated financial statements were originally issued, and through May 19, 2016, the date its consolidated financial statements were reissued to reflect the reverse stock split discussed below.

On January 8, 2016, the Company paid a $666 million one-time special cash distribution to its shareholders (including holders of unvested RSAs) of record as of January 4, 2016, of which $657 million was paid to the Sponsors. The distribution was funded with cash on hand and approximately $314 million of additional borrowings under the Company’s credit facilities. In conjunction with the distribution, the following actions were also taken as provided by the Stock Incentive Plan:

•	the holders of any unvested RSUs were granted a total of 270,353 additional RSUs to offset the dilution caused by the distribution and

•	the exercise price for all outstanding Stock Option Awards and EARs were reduced by $3.65 per share, which represents the calculated change in fair value of the common stock resulting from the distribution.

On February 9, 2016, the Company filed the Registration Statement with the SEC relating to the proposed initial public offering of its common stock.

On March 4, 2016, the Company acquired a broadline foodservice distributor for cash of approximately $39 million plus contingent consideration of up to $7 million. The acquisition, funded with cash from operations, will be integrated into the Company’s foodservice distribution network.

In connection with preparing for an initial public offering, the Company’s Board of Directors and stockholders approved a 2.7-for-one reverse stock split of the Company’s common stock. The par value per share of common stock and authorized shares of common stock remain unchanged at $0.01 per share and 600 million shares, respectively. The reverse stock split became effective on May 17, 2016. All common share and per share amounts in the financial statements and notes have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of common stock to Additional paid-in-capital.

US Foods Holding Corp.

Interim Consolidated Financial Statements

13-Weeks Ended April 2, 2016

and March 28, 2015

US FOODS HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	April 2, 2016 (Unaudited)	January 2, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$142,108	$517,802
Accounts receivable, less allowances of $24,308 and $22,623	1,278,110	1,233,978
Vendor receivables, less allowances of $2,166 and $1,566	144,580	101,449
Inventories	1,168,109	1,112,967
Prepaid expenses	75,199	73,787
Assets held for sale	5,459	5,459
Other current assets	20,482	14,991

Total current assets	2,834,047	3,060,433
PROPERTY AND EQUIPMENT — Net	1,776,780	1,768,885
GOODWILL	3,885,887	3,875,719
OTHER INTANGIBLES — Net	462,004	477,601
OTHER ASSETS	64,891	56,721

TOTAL ASSETS	$9,023,609	$9,239,359

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank checks outstanding	$177,432	$191,314
Accounts payable	1,337,599	1,078,865
Accrued expenses and other current liabilities	375,170	470,005
Current portion of long-term debt	69,164	62,639

Total current liabilities	1,959,365	1,802,823
LONG-TERM DEBT	4,960,837	4,682,149
DEFERRED TAX LIABILITIES	455,597	455,794
OTHER LONG-TERM LIABILITIES	382,604	386,975

Total liabilities	7,758,403	7,327,741

COMMITMENTS AND CONTINGENCIES (Note 18)
REDEEMABLE COMMON STOCK (See Note 14)	43,111	38,441
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value—600,000 shares authorized	1,667	1,667
Additional paid-in capital	1,625,116	2,292,142
Accumulated deficit	(332,943)	(346,254)
Accumulated other comprehensive loss	(71,745)	(74,378)

Total shareholders’ equity	1,222,095	1,873,177

TOTAL LIABILITIES AND EQUITY	$9,023,609	$9,239,359

See Notes to Consolidated Financial Statements (Unaudited).

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

(In thousands, except per share data)

	13-Weeks Ended
	April 2,	March 28,
	2016	2015
NET SALES	$5,593,149	$5,553,638
COST OF GOODS SOLD	4,633,381	4,624,574

Gross profit	959,768	929,064
OPERATING EXPENSES:
Distribution, selling and administrative costs	864,314	885,575
Restructuring and tangible asset impairment charges	10,777	1,154

Total operating expenses	875,091	886,729

OPERATING INCOME	84,677	42,335
INTEREST EXPENSE — Net	70,559	70,913

Income (loss) before income taxes	14,118	(28,578)
INCOME TAX PROVISION (BENEFIT)	807	(35,693)

NET INCOME	13,311	7,115
OTHER COMPREHENSIVE INCOME — Net of tax:
Changes in retirement benefit obligations, net of income tax	2,633	4,200

COMPREHENSIVE INCOME	$15,944	$11,315

NET INCOME PER SHARE
Basic	$0.08	$0.04

Diluted	$0.08	$0.04

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	169,121,722	169,579,711
Diluted	171,499,932	170,957,660
UNAUDITED PRO FORMA NET INCOME PER SHARE (NOTE 1)
Basic	$0.07

Diluted	$0.07

UNAUDITED PRO FORMA WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING (NOTE 1)
Basic	190,539,896
Diluted	192,918,106

See Notes to Consolidated Financial Statements (Unaudited).

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	13-Weeks Ended
	April 2,	March 28,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,311	$7,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102,808	99,449
Gain on disposal of property and equipment	(1,306)	(312)
Tangible asset impairment charge	—	1,118
Amortization of deferred financing costs	2,433	4,467
Insurance proceeds relating to operating activities	2,479	10,112
Insurance benefit in net income	(7,083)	(10,063)
Amortization of Senior Notes original issue premium	(832)	(832)
Deferred tax benefit	(80)	(34,992)
Share-based compensation expense	4,786	2,466
Provision for doubtful accounts	3,781	3,701
Changes in operating assets and liabilities, net of business acquisitions:
Increase in receivables	(84,681)	(78,822)
Increase in inventories	(49,987)	(16,377)
Increase in prepaid expenses and other assets	(4,945)	(5,271)
Increase in accounts payable and bank checks outstanding	257,938	178,603
Decrease in accrued expenses and other liabilities	(101,157)	(58,669)

Net cash provided by operating activities	137,465	101,693

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses—net of cash	(38,318)	—
Proceeds from sales of property and equipment	1,923	1,576
Purchases of property and equipment	(36,884)	(57,191)
Investment in noncontrolling interest	(7,658)	—
Insurance proceeds related to investing activities	—	2,771
Purchase of industrial revenue bonds	—	(12,376)

Net cash used in investing activities	(80,937)	(65,220)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt borrowings	538,000	12,376
Principal payments on debt and capital leases	(303,081)	(13,778)
Cash distribution to shareholders	(666,332)	—
Proceeds from common stock sales	2,850	—
Common stock repurchased	(3,659)	(1,201)

Net cash used in financing activities	(432,222)	(2,603)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(375,694)	33,870
CASH AND CASH EQUIVALENTS—Beginning of period	517,802	343,659

CASH AND CASH EQUIVALENTS—End of period	$142,108	$377,529

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest (net of amounts capitalized)	$39,839	$96,823
Income taxes paid—net	40	1
Property and equipment purchases included in accounts payable	11,379	24,279
Capital lease additions	48,299	—
Contingent consideration payable for business acquisition	5,000	—

See Notes to Consolidated Financial Statements (Unaudited).

US FOODS HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	OVERVIEW AND BASIS OF PRESENTATION

US Foods Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to here as “we,” “our,” “us,” “the Company,” or “US Foods.” US Foods conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“USF”). All of the indebtedness, as further described in Note 10, Debt, is an obligation of USF, and its subsidiaries. USF’s 8.5% unsecured Senior Notes due 2019 (the “Senior Notes”), as described below in —“Public Filer Status”, are traded over the counter and are not listed on any exchange. US Foods is controlled by investment funds associated with or designated by Clayton, Dubilier & Rice (“CD&R”), LLC and Kohlberg Kravis Roberts & Co., L.P. (“KKR”) collectively, (the “Sponsors”).

Terminated Acquisition by Sysco—On December 8, 2013, US Foods entered into an agreement and plan of merger (the “Acquisition Agreement”) with Sysco Corporation (“Sysco”); Scorpion Corporation I, Inc., a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a wholly owned subsidiary of Sysco (“Merger Sub Two”), through which Sysco would have acquired US Foods (the “Acquisition”) on the terms and subject to the conditions set forth in the Acquisition Agreement. The closing of the Acquisition was subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

On February 2, 2015, US Foods, USF and certain of its subsidiaries, and Sysco entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Performance Food Group, Inc. (“PFG”), through which PFG agreed to purchase, subject to the terms and conditions of the Asset Purchase Agreement, eleven USF distribution centers and related assets and liabilities, in connection with (and subject to) the closing of the Acquisition.

On February 19, 2015, the U.S. Federal Trade Commission (the “FTC”) voted by a margin of 3-2 to seek to block the proposed Acquisition by filing a federal district court action in the District of Columbia for a preliminary injunction. The preliminary injunctive hearing in federal district court commenced on May 5, 2015 and, on June 23, 2015, the federal district court granted the FTC’s request for a preliminary injunction to block the proposed Acquisition.

On June 26, 2015, US Foods, Sysco, Merger Sub One and Merger Sub Two entered into an agreement to terminate the Acquisition Agreement and Sysco paid a termination fee of $300 million to US Foods. Upon the termination of the Acquisition Agreement, the Asset Purchase Agreement automatically terminated and USF paid a termination fee of $12.5 million to PFG pursuant to the terms of the Asset Purchase Agreement.

Business Description—The Company, through USF, markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. These customers include independently owned single and multi-location restaurants, regional concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities, and retail locations.

Basis of Presentation—The Company operates on a 52-53 week fiscal year with all periods ending on a Saturday. When a 53-week fiscal year occurs, the Company reports the additional week in the fourth quarter. The Company’s fiscal year 2015 was a 53-week year. The accompanying consolidated financial statements include the accounts of US Foods and its wholly owned subsidiary, USF and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and disclosures required by GAAP for annual financial statements.

These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended January 2, 2016 (the “2015 Annual Report”). Certain footnote disclosures included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to applicable rules and regulations for interim financial statements.

The consolidated financial statements have been prepared by the Company, without audit, with the exception of the January 2, 2016 Consolidated Balance Sheet which was included in the 2015 Annual Report. The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The consolidated financial statements reflect all adjustments which are of a normal and recurring nature that are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results that might be achieved for the full year.

Restructuring and tangible asset impairment charges of $1 million in 2015 have been reclassified from Distribution, selling and administrative costs in the Consolidated Statement of Comprehensive Income to conform with the current period presentation.

USF Public Filer Status—During the fiscal second quarter of 2013, USF completed the registration of $1,350 million aggregate principal amount of outstanding Senior Notes and became subject to rules and regulations of the SEC, including periodic and current reporting requirements under the Securities Exchange Act of 1934, as amended. The Company did not receive any proceeds from the registration of the Senior Notes. US Foods is not a public filer and its common stock is not publicly traded.

US Foods Holding Corp. Initial Public Offering – In February 2016, the Company filed a registration statement on Form S-1 with the SEC relating to a proposed initial public offering (“IPO”) of its common stock. The Company intends to use a portion of the net proceeds from the proposed offering to repay certain of USF’s debt and use the remaining proceeds, if any, received from the offering for general corporate purposes.

Supplemental Pro Forma Information (Unaudited)—Prior to the completion of the Company’s proposed initial public offering, the Company distributed a $666 million one-time special cash distribution (the “Cash Distribution”) to existing shareholders of record as of January 4, 2016.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. The Company is required to present unaudited basic and diluted pro forma Net income per common share as a result of the Cash Distribution, which is assumed to have been made in contemplation of the proposed initial public offering.

Unaudited basic and diluted pro forma Net income per common share data assumed that an additional 21,418,174 of the Company’s common shares were outstanding for the 13 weeks ended April 2, 2016, which represents the number of common shares that the Company would have been required to issue to fund the amount of the Cash Distribution in excess of its income for the twelve months ended April 2, 2016. The number of common shares that the Company would have been required to issue to fund the Cash Distribution was calculated by dividing the portion of the total $666 million Cash Distribution in excess of the Company’s income for the twelve months ended April 2, 2016 by the $23 per share issuance price.

The table below sets forth the computation of the Company’s unaudited basic and diluted pro forma Net income per common share for the 13-week period ended April 2, 2016:

PRO FORMA NET INCOME PER SHARE:
(In thousands, except for share and per share data)	Basic	Diluted
Net income	$13,311	$13,311

Weighted average common shares outstanding	169,121,722	171,499,932
Adjustment to weighted average common shares outstanding related to the cash distribution	21,418,174	21,418,174

Pro forma weighted average common shares outstanding	190,539,896	192,918,106

Pro forma net income per share	$0.07	$0.07

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation —Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2016, with early adoption permitted. The Company is currently reviewing the provisions of the new standard.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes ASC 840, Leases. This ASU, based on the principle that entities should recognize assets and liabilities arising from leases, does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Leases are classified as finance or operating. The ASU’s primary change is the requirement for entities to recognize a lease liability for payments and a right of use asset representing the right to use the leased asset during the term of operating lease arrangements. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2018, with early adoption permitted. The Company is currently reviewing the provisions of the new standard.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers, which will be introduced into the FASB’s Accounting Standards Codification as Topic 606. Topic 606 replaces Topic 605, the previous revenue recognition guidance. The new standard’s core principle is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard will be effective for the Company in the first quarter of fiscal 2018, with early adoption permitted in the first quarter of fiscal 2017. The new standard permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years, and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is currently evaluating the impact of this ASU and has not yet selected an implementation approach.

3.	BUSINESS ACQUISITIONS

On March 4, 2016, the Company acquired a broadline distributor for cash of approximately $39 million plus $5 million for the estimated value of contingent consideration payable to the former owners. On December 31, 2015, the Company purchased a broadline distributor for cash of $69 million. The acquisitions, made in order to expand the Company’s presence in certain geographic areas, are integrated into the Company’s foodservice distribution network and were funded with cash from operations. In March 2016, approximately $1 million was received as a purchase price adjustment related to the 2015 business acquisition resulting in minimal decreases to Property and equipment- net and Goodwill.

The following table summarizes the purchase price allocations for the 2016 and 2015 business acquisitions (in thousands):

	2016	2015
Accounts receivable	$4,607	$6,724
Inventories	5,156	7,022
Other current assets	129	702
Property and equipment	4,161	7,200
Goodwill	10,525	40,242
Other intangible assets	22,300	21,200
Accounts payable	(2,420)	(3,290)
Accrued expenses and other current liabilities	(5,422)	(1,554)
Deferred income taxes	—	(8,765)

Cash paid for acquisitions	$39,036	$69,481

The 2016 and 2015 acquisitions did not materially affect the Company’s results of operations or financial position and, therefore, pro forma financial information has not been provided.

4.	INVENTORIES

The Company’s inventories—consisting mainly of food and other foodservice-related products—are considered finished goods. Inventory costs include the purchase price of the product and freight charges to deliver it to the Company’s warehouses, as well as depreciation and labor related to processing facilities and equipment, and are net of certain cash or non-cash considerations received from vendors. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items, and overall economic conditions.

The Company records inventories at the lower of cost or market, using the last-in, first-out (“LIFO”) method. The base year values of beginning and ending inventories are determined using the inventory price index computation method. This “links” current costs to original costs in the base year when the Company adopted LIFO. At April 2, 2016, and January 2, 2016, the LIFO balance sheet reserves were $123 million and $134 million, respectively. As a result of net changes in LIFO reserves, Cost of goods sold decreased $11 million and $24 million for the 13-weeks ended April 2, 2016 and March 28, 2015, respectively.

5.	ACCOUNTS RECEIVABLE FINANCING PROGRAM

Under its accounts receivable financing program under the 2012 ABS Facility (the “2012 ABS Facility”), USF, and from time to time its subsidiaries, sells—on a revolving basis—its eligible receivables to a wholly owned, special purpose, bankruptcy remote subsidiary (the “Receivables Company”). The Receivables Company, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders as defined by the 2012 ABS Facility. The Company consolidates the Receivables Company and, consequently, the transfer of the receivables is a transaction internal to the Company and the receivables have not been derecognized from the Company’s Consolidated Balance Sheets. On a daily basis, cash from accounts receivable collections is remitted to the Company as additional eligible receivables are sold to the Receivables Company. If, on a weekly settlement basis, there are not sufficient eligible receivables available as collateral, the Company is required to either provide cash collateral or, in lieu of providing cash collateral, it can pay down its borrowings on the 2012 ABS Facility to cover the shortfall. Due to sufficient eligible receivables available as collateral, no cash collateral was held at April 2, 2016 or January 2, 2016. Included in the Company’s accounts receivable balance as of April 2, 2016 and January 2, 2016 was $964 million and $933 million, respectively, of receivables held as collateral in support of the 2012 ABS Facility. See Note 10, Debt for a further description of the 2012 ABS Facility.

6.	ASSETS HELD FOR SALE

The Company classifies its closed facilities as Assets held for sale at the time management commits to a plan to sell the facility, the facility is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain facilities may be classified as Assets held for sale for more than one year as the Company continues to actively market the facilities at reasonable prices. The Company had $5 million of Assets held for sale at April 2, 2016 and January 2, 2016.

7.	PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to 40 years. Property and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the respective lease or the estimated useful lives of the assets. At April 2, 2016 and January 2, 2016, Property and equipment-net included accumulated depreciation of $1,571 million and $1,517 million, respectively. Depreciation expense was $65 million and $62 million for the 13-weeks ended April 2, 2016 and March 28, 2015, respectively.

8.	GOODWILL AND OTHER INTANGIBLES

Goodwill and Other intangible assets include the cost of acquired businesses in excess of the fair value of the tangible net assets acquired. Other intangible assets include Customer relationships, Noncompete agreements, and the Brand names and trademarks comprising the Company’s portfolio of exclusive brands and trademarks. Brand names and trademarks are indefinite-lived intangible assets, and accordingly, are not subject to amortization.

Customer relationship and noncompete intangible assets have definite lives, and are carried at the acquired fair value less accumulated amortization. Customer relationship and noncompete intangible assets are amortized over the estimated useful lives (four to ten years). Amortization expense was $38 million and $37 million for the 13-weeks ended April 2, 2016 and March 28, 2015, respectively.

Goodwill and Other intangibles, net, consisted of the following (in thousands):

	April 2, 2016	January 2, 2016
Goodwill	$3,885,887	$3,875,719

Other intangibles—net
Customer relationships—amortizable:
Gross carrying amount	$1,396,220	$1,373,920
Accumulated amortization	(1,187,429)	(1,149,572)

Net carrying value	208,791	224,348

Noncompete agreements—amortizable:
Gross carrying amount	800	800
Accumulated amortization	(387)	(347)

Net carrying value	413	453

Brand names and trademarks—not amortizing	252,800	252,800

Total Other intangibles—net	$462,004	$477,601

The 2016 increase in Goodwill reflects the 2016 broadline distributor acquisition, partially offset by a purchase price adjustment related to the 2015 acquisition. The 2016 increase in the gross carrying amount of Customer relationships is attributable to a 2016 broadline distributor acquisition. See Note 3, Business Acquisitions.

The Company assesses Goodwill and Other intangible assets with indefinite lives for impairment annually, or more frequently, if events occur that indicate an asset may be impaired. For Goodwill and indefinite-lived intangible assets, the Company’s policy is to assess for impairment at the beginning of each fiscal third quarter. For Other intangible assets with definite lives, the Company assesses impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit. The Company completed its most recent annual impairment assessment for Goodwill and its indefinite-lived intangible assets as of June 28, 2015—the first day of fiscal 2015 third quarter—with no impairments noted.

9.	FAIR VALUE MEASUREMENTS

The Company follows the accounting standards for fair value, whereas fair value is a market-based measurement, not an entity-specific measurement. The Company’s fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs, such as quoted prices in active markets

•	Level 2—observable inputs other than those included in Level 1—such as quoted prices for similar assets and liabilities in active or inactive markets that are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data

•	Level 3—unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below.

The Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of April 2, 2016 and January 2, 2016, aggregated by the level in the fair value hierarchy within which those measurements fall, were as follows (in thousands):

Description	Level 1	Level 2	Level 3	Total
Recurring fair value measurements:
Money market funds	$49,567	$—	$—	$49,567

Balance at April 2, 2016	$49,567	$—	$—	$49,567

Recurring fair value measurements:
Money market funds	$113,700	$—	$—	$113,700

Balance at January 2, 2016	$113,700	$—	$—	$113,700

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$2,600	$2,600

Balance at January 2, 2016	$—	$—	$2,600	$2,600

Recurring Fair Value Measurements

Money Market Funds

Money market funds include highly liquid investments with a maturity of three or fewer months. They are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy.

Nonrecurring Fair Value Measurements

Assets Held for Sale

The Company records Assets held for sale at the lesser of the carrying amount or estimated fair value less cost to sell. Certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in a Tangible asset impairment charge of $1 million during the first quarter of 2015. There were no impairments on Assets held for sale during the first quarter of 2016. Fair value was estimated by the Company based on information received from real estate brokers. The amounts included in the tables above, classified under Level 3 within the fair value hierarchy, represent the estimated fair values of those Assets held for sale that became the new carrying amounts at the time the impairments were recorded.

Other Fair Value Measurements

The carrying value of cash, restricted cash, Accounts receivable, Bank checks outstanding, Accounts payable and accrued expenses approximate their fair values due to their short-term maturities. The carrying value of the self-funded industrial revenue bond asset and the corresponding long-term liability approximate their fair values. See Note 10, Debt, for a further description of the industrial revenue bond agreement.

The fair value of USF’s total debt approximated $5.1 billion and $4.8 billion, as compared to its aggregate carrying value of $5.0 billion and $4.7 billion as of April 2, 2016 and January 2, 2016, respectively. At April 2, 2016 and January 2, 2016, the fair value, estimated at $1.4 billion, of USF’s 8.5% Senior Notes was classified under Level 2 of the fair value hierarchy, with fair value based upon the closing market price at the end of the reporting period. The fair value of the balance of USF’s debt is primarily classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash outflows expected under these debt facilities, interest rates that are currently available to USF for debt with similar terms, and estimates of USF’s overall credit risk. See Note 10, Debt for further description of USF’s debt.

10.	DEBT

As provided in Note 1, all of the indebtedness described in this Note 10, Debt, is an obligation of USF, and its subsidiaries.

USF’s debt consisted of the following (in thousands):

		Interest Rate at
		April 2,	April 2,	January 2,
	Maturity	2016	2016	2016
Debt Description
ABL Facility	December 31, 2018	2.46%	$177,026	$—
2012 ABS Facility	September 30, 2018	1.57	661,000	586,000
Amended 2011 Term Loan (net of $9,091 and $9,848 of unamortized deferred financing costs, respectively)	March 31, 2019	4.50	2,033,159	2,037,652
Senior Notes (net of $12,504 and $13,441 of unamortized deferred financing costs, respectively)	June 30, 2019	8.50	1,335,772	1,334,835
CMBS Fixed Facility (net of $1,241 and $1,473 of unamortized deferred financing costs, respectively)	August 1, 2017	6.38	471,150	470,918
Obligations under capital leases	2018–2025	2.67 -6.18	307,844	270,406
Other debt	2018–2031	5.75-9.00	33,230	33,325

Total debt			5,019,181	4,733,136
Add unamortized premium			10,820	11,652
Less current portion of long-term debt			(69,164)	(62,639)

Long-term debt			$4,960,837	$4,682,149

At April 2, 2016, $2.1 billion of the total debt was at a fixed rate and $2.9 billion was at a floating rate.

Revolving Credit Agreement

USF’s asset backed senior secured revolving loan facility (the “ABL Facility”) provides for loans under its two tranches: ABL Tranche A-1 and ABL Tranche A, with its capacity limited by a borrowing base. The maximum borrowing available is $1,300 million with ABL Tranche A-1 at $100 million, and ABL Tranche A at $1,200 million. The maturity date is the earlier of (1) October 20, 2020, the amended ABL Facility maturity date; (2) April 1, 2019 if USF’s Senior Notes have more than $300 million of principal outstanding at that date and the maturity date of the Senior Notes has not been extended to later than October 20, 2020; or (3) December 31, 2018 if USF’s Amended 2011 Term Loan has more than $300 million of principal outstanding at that date and its maturity date has not been extended to later than October 20, 2020.

As of April 2, 2016, USF had $177 million outstanding borrowings and had issued letters of credit totaling $378 million under the ABL Facility. Outstanding letters of credit included: (1) $71 million issued to secure USF’s obligations with respect to certain facility leases, (2) $304 million issued in favor of certain commercial insurers securing USF’s obligations with respect to its self-insurance program, and (3) $3 million in letters of credit for other obligations. There was available capacity on the ABL Facility of $741 million at April 2, 2016. As of April 2, 2016, on Tranche A-1 borrowings, USF can periodically elect to pay interest at an alternative base rate (“ABR”), as defined in USF’s credit agreements, plus 1.50% or the London Inter Bank Offered Rate (“LIBOR”) plus 2.50%. On Tranche A borrowings, USF can periodically elect to pay interest at ABR plus 0.25% or LIBOR plus 1.25%. The ABL Facility also carries letter of credit fees of 1.25% and an unused commitment fee of 0.25%.

Accounts Receivable Financing Program

Under the 2012 ABS Facility, USF, and from time to time its subsidiaries, sells—on a revolving basis—its eligible receivables to the Receivables Company. The Receivables Company, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). See Note 5, Accounts Receivable Financing Program.

The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $661 million and $586 million at April 2, 2016 and January 2, 2016, respectively. USF, at its option, can request additional borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $57 million at April 2, 2016 based on eligible receivables as collateral. The portion of the 2012 ABS Facility held by the lenders who fund the 2012 ABS Facility with commercial paper bears interest at the lender’s commercial paper rate, plus any other costs associated with the issuance of commercial paper plus 1.00%, and an unused commitment fee of 0.35%. The portion of the 2012 ABS Facility held by lenders that do not fund the 2012 ABS Facility with commercial paper bears interest at LIBOR plus 1.00%, and an unused commitment fee of 0.35%.

Term Loan Agreement

The Amended 2011 Term Loan consisted of a senior secured term loan with outstanding borrowings of $2,033 million and $2,038 million, net of $9 million and $10 million of unamortized deferred financing costs at April 2, 2016 and January 2, 2016, respectively. The Amended 2011 Term Loan bears interest equal to ABR plus 2.50%, with an ABR floor of 2.00%, or LIBOR plus 3.50%, with a LIBOR floor of 1.00%, based on a periodic election of the interest rate by USF. Principal repayments of $5 million are payable quarterly with the balance at maturity. The Amended 2011 Term Loan may require mandatory repayments if certain assets are sold, or based on excess cash flow generated USF, as defined in the agreement. The interest rate for all borrowings on the Amended 2011 Term Loan was 4.50%—the LIBOR floor of 1.00% plus 3.50%— at April 2, 2016.

Senior Notes

The Senior Notes, with outstanding principal of $1,336 million and $1,335 million at April 2, 2016 and January 2, 2016, net of $13 million of unamortized deferred financing costs for both periods, bear interest at 8.50%. Prior to June 30, 2016, the Senior Notes are redeemable, at USF’s option, in whole or in part at a price of 104.25% of their principal, plus accrued and unpaid interest, if any, to the relevant redemption date. On or after June 30, 2016 and 2017, the optional redemption price for the Senior Notes declines to 102.13% and 100.0%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the relevant redemption date. There was unamortized issue premium associated with the Senior Notes issuances of $11 million and $12 million at April 2, 2016 and January 2, 2016, respectively. The premium is amortized as a decrease to Interest expense-net over the remaining life of the Senior Notes.

CMBS Fixed Facility

The CMBS Fixed Facility, with an outstanding balance of $471 million, net of $1 million of unamortized deferred financing costs as of April 2, 2016 and January 2, 2016, bears interest at 6.38%. The CMBS Fixed Facility is secured by mortgages on 34 properties, consisting of distribution centers. Security deposits and escrow amounts related to certain properties collateralizing the CMBS Fixed Facility of $6 million at both April 2, 2016 and January 2, 2016 are included in the Consolidated Balance Sheets in Other assets.

Other Debt

Obligations under capital leases consist of amounts due for transportation equipment and building leases. Other debt of $33 million at April 2, 2016 and January 2, 2016 consists primarily of various state industrial revenue bonds. To obtain certain tax incentives related to the construction of a new distribution facility, USF and a wholly owned subsidiary entered into an industrial revenue bond agreement with a state in January 2015, for the issuance of a maximum of $40 million in Taxable Demand Revenue Bonds (the “TRBs”). The TRBs are self-funded as USF’s wholly owned subsidiary purchases the TRBs, and the state loans the proceeds back to USF. The TRBs, which mature January 1, 2030, can be prepaid without penalty one year after issuance. Interest on the TRBs and the loan is 6.25%. At April 2, 2016 and January 2, 2016, $22 million has been drawn on TRBs resulting in $22 million being recognized as a long-term asset and a corresponding long-term liability in the Company’s Consolidated Balance Sheets.

Security Interests

Substantially all of USF’s assets are pledged under the various debt agreements. Debt under the 2012 ABS Facility is secured by certain designated receivables and, in certain circumstances, by restricted cash. The ABL Facility is secured by certain other designated receivables not pledged under the 2012 ABS Facility, inventories and tractors and trailers owned by USF. The CMBS Fixed Facility is collateralized by mortgages on 34 related properties. USF’s obligations under the Amended 2011 Term Loan are secured by all of the capital stock of its subsidiaries, each of the direct and indirect wholly owned domestic subsidiaries —as defined in the agreements— and are secured by substantially all assets of USF and its subsidiaries not pledged under the 2012 ABS Facility or the CMBS Fixed Facility. The Amended 2011 Term Loan has priority over certain collateral securing the ABL Facility, and it has second priority to collateral securing the ABL Facility. As of April 2, 2016, nine properties remain in a special purpose, bankruptcy remote subsidiary, and are not pledged as collateral under any of USF’s debt agreements.

Restrictive Covenants

USF’s credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict USF’s ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. As of April 2, 2016, USF had $151 million of restricted payment capacity, and $1,106 million of USF’s net assets that were restricted under these covenants.

Certain debt agreements also contain customary events of default. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—together with all accrued unpaid interest and other amounts owed—may be declared immediately due and payable by the lenders. Were such an event to occur, USF would be forced to seek new financing that may not be on as favorable terms as its current facilities. USF’s ability to refinance its indebtedness on favorable terms—or at all—is directly affected by the current economic and financial conditions. In addition, USF’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, relies on the strength of USF’s cash flows, results of operations, economic and market conditions, and other factors.

11.	RESTRUCTURING LIABILITIES

The following table summarizes the changes in the restructuring liabilities for the 13-weeks ended April 2, 2016 (in thousands):

	Severance and Related Costs	Facility Closing Costs	Total
Balance at January 2, 2016	$118,634	$210	$118,844
Currrent period charges	10,200	2,563	12,763
Change in estimate	(1,986)	—	(1,986)
Payments and usage—net of accretion	(14,075)	(1,971)	(16,046)

Balance at April 2, 2016	$112,773	$802	$113,575

The Company periodically closes or consolidates distribution facilities and implements initiatives in its ongoing efforts to reduce costs and improve operating effectiveness. In connection with these activities, the Company incurs various costs including multiemployer pension withdrawal liabilities, severance and other employee separation costs that are included in the above table.

During the first quarter of 2016, the Company incurred additional Severance and Related Costs of $10 million associated with its plan to streamline its field organization model and its decision to close its Baltimore, Maryland distribution facility. Additionally, the Company incurred $3 million related to an unused facility lease settlement.

At April 2, 2016, Severance and Related Costs consisted of $86 million of multiemployer pension withdrawal liabilities of which $36 million related to distribution facilities closed prior to 2015 and payable through 2031 at interest rates ranging from 5.9% to 6.5%. Also included was $50 million of estimated withdrawal liability related to the closure of the Baltimore, Maryland distribution facility. The calendar 2015 pension withdrawal estimate was based on the latest available information received from the respective plans’ administrator. Actual results could materially differ from initial estimates due to changes in market conditions and changes in the funded status of the related multiemployer pension plans. The balance of Severance and Related Costs of $25 million is primarily related to the Company’s initiative to reorganize its field operations model.

12.	RELATED PARTY TRANSACTIONS

The Company is party to consulting agreements with each of the Sponsors pursuant to which each Sponsor provides the Company with ongoing consulting and management advisory services and receives fees and reimbursements of related out of pocket expenses. For each of the 13-weeks ended April 2, 2016 and March 28, 2015, the Company recorded $3 million in consulting fees, in the aggregate, reported in Distribution, selling and administrative costs in the Consolidated Statements of Comprehensive Income. Investment funds or accounts managed or advised by an affiliate of KKR held less than 5% of the Company’s outstanding debt as of April 2, 2016.

On January 8, 2016, the Company paid a $666 million one-time special cash distribution to its shareholders of record as of January 4, 2016, of which $657 million was paid to the Sponsors. The distribution was funded with cash on hand and approximately $314 million of additional borrowings under USF’s credit facilities.

13.	RETIREMENT PLANS

The Company sponsors defined benefit and defined contribution plans for its employees and provides certain health care benefits to eligible retirees and their dependents. The components of net pension and other postretirement benefit costs for Company sponsored plans for the periods presented were (in thousands):

	13-Weeks Ended
			Other Postretirement
	Pension Benefits		Plans
	April 2, 2016	March 28, 2015	April 2, 2016	March 28, 2015
Components of net periodic benefit costs
Service cost	$966	$10,134	$9	$9
Interest cost	9,817	10,150	74	66
Expected return on plan assets	(12,221)	(13,298)	—	—
Amortization of prior service cost (credit)	39	49	2	(16)
Amortization of net loss (gain)	1,860	3,513	(18)	4
Settlements	750	650	—	—

Net periodic benefit costs	$1,211	$11,198	$67	$63

The Company contributed $10 million to its defined benefit and other postretirement plans during both 13-week periods ended April 2, 2016 and March 28, 2015. The Company plans to contribute a total of $36 million to the Company-sponsored pension plans and other postretirement plans in fiscal year 2016.

The Company’s employees are eligible to participate in a Company sponsored defined contribution 401(k) Plan which provides for Company matching on the participant’s contributions of up to 100% of the first 3% of participant’s compensation and 50% of the next 2% of a participant’s compensation, for a maximum Company matching contribution of 4%. During 2015, Company matching on the participant’s contributions were 50% of the first 6% of a participant’s compensation. The Company’s contributions to this plan were $12 million and $8 million for the 13-weeks ended April 2, 2016 and March 28, 2015, respectively.

The Company also contributes to numerous multiemployer pension plans under the terms of certain of its collective bargaining agreements that cover its union-represented employees. The Company does not administer these multiemployer pension plans. The Company’s contributions to these plans were $8 million for both 13-week periods ended April 2, 2016 and March 28, 2015.

14.	REDEEMABLE COMMON STOCK

Redeemable common stock is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. In contrast to common stock owned by the Sponsors, common stock owned by management and key employees give the holder, via the management stockholder’s agreement, the right to require the Company to repurchase all of his or her restricted common stock in the event of a termination of employment due to death or disability. If an employee terminates for any reason other than death or disability, the contingent put option is cancelled. Since this redemption feature, or put option, is outside of the control of the Company, the value of the shares is shown outside of permanent equity as Redeemable common stock. In addition to the value of the common stock held, stock-based awards with similar underlying common stock are also recorded in Redeemable common stock. Redeemable common stock includes values for common stock issuances to key employees, vested restricted shares, vested restricted stock units and vested stock option awards. Redeemable common stock consisted of approximately 2.5 million shares as of April 2, 2016. Until the redemption feature becomes probable, the amount shown in Redeemable common stock is the intrinsic value of the applicable common stock at issuance and the intrinsic value of stock-based awards at grant date. Because the Company grants stock option awards at fair value, the intrinsic value related to vested stock option awards is zero. Once it is probable that the put becomes exercisable, if the intrinsic value is different than the current redemption value, the amount shown in Redeemable common stock is adjusted to the current redemption value through a reclassification from/to Additional paid-in capital. As of the balance sheet dates presented, there is no value from vested stock option awards recorded in Redeemable common stock since the intrinsic value at the date of grant was zero and redemption is not probable.

15.	EARNINGS PER SHARE

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share, which requires that non-vested restricted stock containing non-forfeitable dividend rights should be treated as participating securities pursuant to the two-class method. Under the two-class method, net income is reduced by the amount of dividends declared in the period for common stock and participating securities. The remaining undistributed earnings are then allocated to common stock and participating securities as if all of the net income for the period had been distributed. The amounts of distributed and undistributed earnings allocated to participating securities for the 13-weeks periods ended April 2, 2016 and March 28, 2015 were insignificant and did not materially impact the calculation of basic or diluted EPS.

Basic EPS is computed by dividing income or loss available to common stockholders by the weighted average number of shares of common stock, shares in Redeemable common stock (including common stock issuances to key employees, vested restricted shares and vested restricted stock units) and non-vested restricted shares outstanding for the year.

Diluted EPS is computed using the weighted average number of shares of common stock, shares in Redeemable common stock and non-vested restricted shares outstanding for the period, plus the effect of potentially dilutive securities. Stock options and unvested restricted stock units are considered potentially dilutive securities.

The following table sets forth the computation of basic and diluted earnings per share:

	13-Weeks Ended
	April 2, 2016	March 28, 2015
Numerator:
Net income (in thousands)	$13,311	$7,115

Denominator:
Weighted-average common shares outstanding	169,121,722	169,579,711
Dilutive effect of Share-based awards	2,378,210	1,377,949

Weighted-average dilutive shares outstanding	171,499,932	170,957,660

Basic earnings per share	$0.08	$0.04

Diluted earnings per share	$0.08	$0.04

16.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in Accumulated other comprehensive loss by component for the periods presented (in thousands):

	13-Weeks Ended
	April 2, 2016	March 28, 2015
Accumulated Other Comprehensive Loss Components
Defined benefit pension and other postretirement plans:
Balance at beginning of period(1)	$(74,378)	$(158,041)

Reclassification adjustments:
Amortization of prior service cost	41	33
Amortization of net loss	1,842	3,517
Settlements	750	650

Total before income tax(2) (3)	2,633	4,200
Income tax provision(4)	—	—

Current period Comprehensive income, net of tax	2,633	4,200

Accumulated Other Comprehensive Loss end of period(1)	$(71,745)	$(153,841)

(1)	Amounts are presented net of tax.
(2)	Included in the computation of Net periodic benefit costs. See Note, 13 Retirement Plans for additional information.
(3)	Included in Distribution, selling and administrative costs in the Consolidated Statements of Comprehensive Income.
(4)	No impact due to the Company’s full valuation allowance. See Note 17, Income Taxes.

17.	INCOME TAXES

The determination of the Company’s overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in various United States federal and state jurisdictions based on enacted tax law, permanent differences between book and tax items, tax credits and the Company’s change in relative income in each jurisdiction.

The Company estimated its annual effective tax rate for the full fiscal year and applied the annual effective tax rate to the results of the 13-weeks ended April 2, 2016 and March 28, 2015 for purposes of determining its year-to-date tax expense (benefit).

The valuation allowance against the net deferred tax assets was $152 million at January 2, 2016. The valuation allowance against the net deferred tax assets decreased $7 million during the 13-weeks ended April 2, 2016, which resulted in a $145 million total valuation allowance at April 2, 2016. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

The effective tax rate for the 13-weeks ended April 2, 2016 and March 28, 2015 of 6% and 125%, respectively, varied from the 35% federal statutory rate primarily due to a change in the valuation allowance. During the 13-weeks ended April 2, 2016 and March 28, 2015, the valuation allowance decreased $6 million and $22 million, respectively, as a result of a change in deferred tax assets not covered by future reversals of deferred tax liabilities.

18.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments—The Company enters into purchase orders with vendors and other parties in the ordinary course of business and has a limited number of purchase contracts with certain vendors that require it to buy a predetermined volume of products. As of April 2, 2016, the Company has $899 million of purchase orders and purchase contract commitments, of which $672 million, $130 million and $97 million pertain to products to be purchased in fiscal years 2016, 2017, and 2018, respectively, and are not recorded in the Consolidated Balance Sheets.

To minimize fuel cost risk, the Company enters into forward purchase commitments for a portion of its projected diesel fuel requirements. At April 2, 2016, the Company had diesel fuel forward purchase commitments totaling $124 million through September 2017. The Company also enters into forward purchase agreements for electricity. At April 2, 2016, the Company had electricity forward purchase commitments totaling $10 million through March 2018. The Company does not measure its forward purchase commitments for fuel and electricity at fair value, as the amounts under contract meet the physical delivery criteria in the normal purchase exception under GAAP guidance.

Legal Proceedings–The Company and its subsidiaries are parties to a number of legal proceedings arising from the normal course of business. These legal proceedings—whether pending, threatened or unasserted, if decided adversely to or settled by the Company—may result in liabilities material to its financial position, results of operations, or cash flows. The Company recognizes provisions with respect to the proceedings where appropriate. These are reflected in the Consolidated Balance Sheets. It is possible that the Company could be required to make expenditures, in excess of the established provisions, in amounts that cannot be reasonably estimated. However, the Company believes that the ultimate resolution of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows. It is the Company’s policy to expense attorney fees as incurred.

19.	BUSINESS SEGMENT INFORMATION

The Company operates in one business segment based on how the Company’s chief operating decision maker—the CEO— views the business for purposes of evaluating performance and making operating decisions.

The Company markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. The Company uses a centralized management structure, and its strategies and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. The Company uses shared resources for sales, procurement, and general and administrative activities across each of its distribution centers. The Company’s distribution centers form a single network to reach its customers; it is common for a single customer to make purchases from several different distribution centers. Capital projects—whether for cost savings or generating incremental revenue—are evaluated based on estimated economic returns to the organization as a whole (e.g., net present value, return on investment).

The measure used by the CEO to assess operating performance is Adjusted EBITDA. Adjusted EBITDA is defined as Net income (loss), plus Interest expense – net, Income tax provision (benefit), and Depreciation and amortization – collectively “EBITDA” – adjusted for: (1) Sponsor fees; (2) Restructuring and tangible asset impairment charges; (3) Share-based compensation (4) the non-cash impact of net LIFO adjustments; (5) Business transformation costs; (6) Acquisition-related costs; and (7) Other gains, losses or charges as specified under the Company’s debt agreements. Costs to optimize and transform the Company’s business are noted as business transformation costs in the table below and are added to EBITDA in arriving at Adjusted EBITDA. Business transformation costs include costs related to significant process and systems redesign in the Company’s replenishment and category management functions; cash & carry retail store strategy; and process and system redesign related to the Company’s sales model.

The aforementioned items are specified as items to add to EBITDA in arriving at Adjusted EBITDA per the Company’s debt agreements and, accordingly, the Company’s management includes such adjustments when assessing the operating performance of the business.

The following is reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net income for the periods presented (in thousands):

	13-Weeks Ended
	April 2,	March 28,
	2016	2015
Adjusted EBITDA	$202,654	$158,258
Adjustments:
Sponsor fees(1)	(2,477)	(2,531)
Restructuring and tangible asset impairment charges(2)(8)	(10,777)	(1,154)
Share-based compensation expense(3)	(4,786)	(2,466)
Net LIFO reserve change(4)	11,059	24,498
Business transformation costs(5)	(9,236)	(9,472)
Acquisition related costs(6)	(671)	(15,122)
Other(7)(8)	1,719	(10,227)

EBITDA	187,485	141,784
Interest expense—net	(70,559)	(70,913)
Income tax (provision) benefit	(807)	35,693
Depreciation and amortization expense	(102,808)	(99,449)

Net income	$13,311	$7,115

(1)	Consists of management fees paid to the Sponsors.
(2)	Consists primarily of facility related closing costs, including severance and related costs, tangible asset impairment charges and organizational realignment costs.
(3)	Share-based compensation expense for vesting of stock awards.
(4)	Represents the non-cash impact of net LIFO reserve adjustments.
(5)	Consists primarily of costs related to significant process and systems redesign, across multiple functions.
(6)	Consists of costs related to the Acquisition, including certain 2016 employee retention costs.
(7)	Other includes gains, losses or charges as specified under the Company’s debt agreements. The 2016 balance includes a $7 million insurance benefit, primarily offset by US Foods IPO readiness costs and brand re-launch and marketing costs. The 2015 balance primarily includes a $16 million legal settlement charge and a $10 million insurance benefit.
(8)	For the first quarter of 2015, Restructuring and tangible asset impairment charges of $1 million were reclassified from Other, to conform with the current period presentation.

20.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 6, 2016, the date its consolidated financial statements were originally issued, and through May 19, 2016, the date its consolidated financial statements were reissued.

In connection with preparing for an initial public offering, the Company’s Board of Directors approved a 2.7-for one reverse stock split of the Company’s common stock. The par value per share of common stock and authorized shares of common stock remain unchanged at $0.01 per share and 600 million shares, respectively. The reverse stock split became effective on May 17, 2016. All common share and per share amounts in the financial statements and notes have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of common stock to Additional paid-in-capital.

On May 18, 2016, the Company agreed to acquire a produce processor, repacker and distributor with annual sales of approximately $130 million serving customers in the eastern part of the United States. The acquisition will be funded with cash from operations.

Chef's Line®
All Natural Pork Carnitas

Rykoff Sexton®
Slow Roasted Tomatoes

Stock Yards®
Bone-In Ribeye

Metro Deli®
All Natural Cuban Seasoned Pork Roast

44,444,444 Shares

US FOODS HOLDING CORP.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan

BofA Merrill Lynch	Citigroup	Credit Suisse

Deutsche Bank Securities	Wells Fargo Securities	KKR

BMO Capital Markets	Guggenheim Securities	ING	Rabo Securities	Natixis

May 25, 2016

Through and including June 19, 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.